Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-212000

_______________________
PROXY STATEMENT OF FIRST CLOVER LEAF FINANCIAL CORP.
_______________________
PROXY STATEMENT AND PROSPECTUS OF FIRST MID-ILLINOIS BANCSHARES, INC.
_______________________
Merger Proposal-Your Vote Is Important

DEAR FIRST CLOVER LEAF FINANCIAL CORP. AND FIRST MID-ILLINOIS BANCSHARES, INC. STOCKHOLDERS:

On April 26, 2016, First Clover Leaf Financial Corp. (which we refer to as “First Clover Leaf”) and First Mid-Illinois Bancshares, Inc. (which we refer to as “First Mid”) entered into an Agreement and Plan of Merger (which, as amended by the First Amendment to Agreement and Plan of Merger entered into as of June 6, 2016, we refer to as the “merger agreement”) pursuant to which First Mid has agreed to acquire First Clover Leaf through the merger of First Clover Leaf with and into First Mid (which we refer to as the “merger”). First Mid will be the surviving company in the merger. In the proposed merger, each issued and outstanding share of First Clover Leaf common stock will be converted into and become the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of validly issued, fully paid and nonassessable shares of First Mid common stock, par value $4.00 per share, together with cash in lieu of fractional shares. The merger consideration is subject to potential adjustment in three circumstances. First, if the closing consolidated balance sheet delivered by First Clover Leaf to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $80,700,000 (as computed and adjusted in accordance with the merger agreement), for every $50,000 shortfall thereof, (i) the cash consideration will be reduced by $0.0075 per share and (ii) the exchange ratio shall be reduced by 0.00025. As of March 31, 2016, First Clover Leaf's consolidated stockholders' equity as computed in accordance with generally accepted accounting principles ("GAAP") was $81,498,496. As of the date of this joint proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $80,700,000. Second, if at any time during the ten business day period starting on the twelfth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement-Merger Consideration.” Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of First Clover Leaf common stock with the same economic effect as contemplated by the merger agreement prior to such event.

Elections are subject to proration so that no more than 25% of the number of shares of First Clover Leaf common stock outstanding immediately prior to effective time will be exchanged for cash and no more than 75% of the number of shares of First Clover Leaf common stock outstanding immediately prior to effective time will be exchanged for First Mid common stock.

Upon the effectiveness of the merger, each share of issued and outstanding First Clover Leaf common stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. Each certificate formerly representing any share of First Clover Leaf common stock and each uncertificated share registered to a holder on the stock transfer books of First Clover Leaf shall thereafter represent only the right to receive the merger consideration described above and herein.

Based on the number of shares of First Clover Leaf common stock outstanding as of April 26, 2016 and First Mid’s $25.27 common stock closing price on April 26, 2016, the date of the merger agreement, and assuming no adjustments to the merger consideration, First Clover Leaf stockholders will receive a total aggregate merger consideration of approximately $88,267,056, made up of approximately $22,541,429 in cash and $65,725,627 in First Mid common stock, subject to receipt of cash in respect of fractional shares.

Upon closing of the merger, assuming no adjustment in the number of shares of First Mid common stock to be issued in the merger pursuant to the terms of the merger agreement, the former stockholders of First Clover Leaf will own approximately 20.9% of First Mid’s issued and outstanding common stock.

First Mid’s common stock currently trades on the NASDAQ Global Market under the symbol “FMBH.” First Clover Leaf’s common stock currently trades on the NASDAQ Capital Market under the symbol “FCLF.” On July 26, 2016, the latest practicable date before the printing of this joint proxy statement/prospectus, the closing price of First Mid common stock was $25.20 per share. The shares of First Mid common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and will trade on the NASDAQ Global Market.

We cannot complete the merger unless we obtain the necessary governmental approvals and unless the stockholders of both companies approve the merger agreement and the transactions contemplated therein. Each of us is asking our stockholders to consider and vote on this merger proposal at our respective company’s special meeting of stockholders.

The places, dates and times of the stockholders’ meetings are as follows:

For stockholders of First Clover Leaf:	For stockholders of First Mid:
Date: August 31, 2016	Date: August 31, 2016
Time: 4:00 p.m., local time	Time: 4:00 p.m., local time
Place: LeClaire Room on the N.O. Nelson Campus of Lewis	Place: First Mid-Illinois Bank & Trust, N.A.
& Clark Community College	1515 Charleston Avenue
600 Troy Road	Mattoon, Illinois 61938
Edwardsville, Illinois 62025

This joint proxy statement/prospectus contains a more complete description of the stockholders’ meetings and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about First Clover Leaf and First Mid from documents that each has filed with the Securities and Exchange Commission (which we refer to as the “SEC”).

The boards of directors of First Clover Leaf and First Mid recommend that the First Clover Leaf and First Mid stockholders, respectively, vote “FOR” approval of the merger agreement and the transactions contemplated therein and “FOR” the other matters to be considered at the special meeting.

Your vote is important, regardless of the number of shares that you own. Whether or not you plan to attend your company’s meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger and the transactions contemplated therein.

You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 27.

Thank you for your cooperation and continued support.

Sincerely,

P. David Kuhl President and Chief Executive Officer First Clover Leaf Financial Corp.	Joseph R. Dively Chairman, President and Chief Executive Officer First Mid-Illinois Bancshares, Inc.

Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

This joint proxy statement/prospectus is dated July 29, 2016, and is first being mailed to First Clover Leaf’s and First Mid’s stockholders on or about August 2, 2016.

FIRST CLOVER LEAF FINANCIAL CORP.
6814 Goshen Road
Edwardsville, Illinois 62025
(618) 656-6122
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Notice of Special Meeting of Stockholders

Date: August 31, 2016
Time: 4:00 p.m., local time
Place: LeClaire Room on the N.O. Nelson Campus of Lewis & Clark Community College
600 Troy Road
Edwardsville, Illinois 62025

Dear First Clover Leaf Stockholders:

NOTICE IS HEREBY GIVEN that First Clover Leaf Financial Corp. (“First Clover Leaf”) will hold a special meeting of stockholders on August 31, 2016 at 4:00 p.m., local time, at the LeClaire Room on the N.O. Nelson Campus of Lewis & Clark Community College, located at 600 Troy Road, Edwardsville, Illinois 62025. The purpose of the meeting is to consider and vote on the following matters:

•
a proposal to approve the Agreement and Plan of Merger, dated as of April 26, 2016, between First Clover Leaf and First Mid-Illinois Bancshares, Inc. (“First Mid”), as amended, pursuant to which First Clover Leaf will merge with and into First Mid, and the transactions contemplated therein;

•
a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of First Clover Leaf may receive in connection with the merger proposal pursuant to existing agreements or arrangements with First Clover Leaf (which we refer to as the “First Clover Leaf compensation proposal”); and

•
the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

Holders of record of First Clover Leaf common stock at the close of business on July 25, 2016 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Approval of the First Clover Leaf compensation proposal and the adjournment of the special meeting also require the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote.

The board of directors of First Clover Leaf unanimously recommends that you vote “FOR” approval of the merger agreement and the transactions contemplated therein, “FOR” approval of the First Clover Leaf compensation proposal and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

Your vote is important. I encourage you to attend the meeting in person. Whether or not you plan to attend the meeting, please act promptly to vote your shares.  You may vote your shares by telephone or over the Internet or completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope provided.  You may also vote your shares by telephone or by following the instructions set forth on the proxy card.  Please review the instructions for each of your voting options described in this joint proxy statement/prospectus. If you attend the meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet.  Submitting a proxy will ensure that your shares are represented at the meeting. We look forward with pleasure to seeing and visiting with you at the meeting.

Additionally, in order to make a timely election of merger consideration, please complete, sign and return the election form and letter of transmittal that is being mailed to you under separate cover, in the enclosed prepaid envelope. To be considered timely, election forms must be received by 5:00 p.m., Chicago time, on the fifth business day before the effective time of the merger.

Under Maryland law, if the merger is completed, First Clover Leaf stockholders of record who do not vote to approve the merger agreement, and otherwise comply with the applicable provisions of Maryland law pertaining to objecting stockholders, will be entitled to exercise rights of appraisal and obtain payment in cash for the fair value of their shares of First Clover Leaf common stock by following the procedures set forth in detail in this joint proxy statement/prospectus. A copy of the section of the Maryland General Corporation Law pertaining to objecting stockholders’ rights of appraisal is included as Appendix B to this joint proxy statement/prospectus.

If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Alliance Advisors, First Clover Leaf’s proxy solicitor, by calling toll free at 888-991-1294.  Banks and brokers may contact Alliance Advisors at 973-873-7770.

By Order of the Board of Directors,
P. David Kuhl
President and Chief Executive Officer
Edwardsville, Illinois
July 29, 2016

First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
Telephone: (217) 258-0415
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Notice of Special Meeting of Stockholders

Date: August 31, 2016

Time: 4:00 p.m., local time

Place: First Mid-Illinois Bank & Trust, N.A.
1515 Charleston Avenue
Mattoon, Illinois 61938

Dear Fellow Stockholders:

NOTICE IS HEREBY GIVEN that First Mid-Illinois Bancshares, Inc. (“First Mid”) will hold a special meeting of stockholders on August 31, 2016 at 4:00 p.m., local time, at First Mid-Illinois Bank & Trust, N.A., 1515 Charleston Avenue, Mattoon, Illinois 61938. The purpose of the meeting is to consider and vote on the following matters:

•
a proposal to approve the Agreement and Plan of Merger, dated as of April 26, 2016, between First Mid and First Clover Leaf Financial Corp. (“First Clover Leaf”), as amended, pursuant to which First Clover Leaf will merge with and into First Mid, and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger; and

•
the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

Holders of record of First Mid common stock at the close of business on July 25, 2016 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Mid common stock entitled to vote. Approval of the adjournment of the special meeting requires the affirmative vote of a majority of the votes cast for the proposal.

The board of directors of First Mid recommends that you vote “FOR” approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

Your vote is important. I encourage you to attend the meeting in person. Whether or not you plan to attend the meeting, please act promptly to vote your shares. You may vote your shares by telephone or over the Internet or completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope provided. You may also vote your shares by telephone or by following the instructions set forth on the proxy card. Please review the instructions for each of your voting options described in this joint proxy statement/prospectus. If you attend the meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet.  Submitting a proxy will ensure that your shares are represented at the meeting. We look forward with pleasure to seeing and visiting with you at the meeting.

By Order of the Board of Directors,

Joseph R. Dively
Chairman, President and Chief Executive Officer
Mattoon, Illinois
July 29, 2016

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about First Mid from documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Incorporation of Certain First Mid Documents by Reference” beginning on page 154. First Clover Leaf has not incorporated any information into this joint proxy statement/prospectus by reference. You can obtain any of the documents filed with or furnished to the SEC by First Mid or First Clover Leaf, free of charge, from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus by First Mid, free of charge, by contacting the appropriate company at the following address:

First Clover Leaf Financial Corp.	First Mid-Illinois Bancshares, Inc.
6814 Goshen Road	1421 Charleston Avenue
P.O. Box 540	Mattoon, Illinois 61938
Edwardsville, Illinois 62025	Telephone: (217) 258-0415
(618) 656-6122

The section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 153 has additional information about obtaining copies of documents that First Mid or First Clover Leaf have filed or furnished to the SEC.

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that documents must be requested by August 24, 2016, in order to receive them before the special meetings.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by First Mid (File No. 333-212000), constitutes a prospectus of First Mid under Section 5 of the Securities Act, with respect to the shares of common stock, par value $4.00 per share, of First Mid, which we refer to as “First Mid common stock,” to be issued pursuant to the Agreement and Plan of Merger, dated as of April 26, 2016, by and between First Mid and First Clover Leaf, as amended by the First Amendment to Agreement and Plan of Merger entered into as of June 6, 2016, which we refer to as the “merger agreement.” This document also constitutes a proxy statement of each of First Mid and First Clover Leaf under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to (i) the special meeting of stockholders at which First Mid stockholders will be asked to consider and vote upon (a) the proposal to approve the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock pursuant thereto and (b) the proposal to adjourn or postpone the First Mid special meeting, if necessary or appropriate, for among other reasons, the solicitation of additional proxies, and (ii) the special meeting of stockholders at which First Clover Leaf stockholders will be asked to consider and vote upon (a) the proposal to approve the merger agreement and the transactions contemplated therein, (b) the proposal to approve on an advisory basis certain compensation that may become available to its named executive officers in connection with the merger and (c) the proposal to adjourn or postpone the First Clover Leaf special meeting, if necessary or appropriate, for among other reasons, the solicitation of additional proxies.

First Mid has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to First Mid, and First Clover Leaf has supplied all information contained in this joint proxy statement/prospectus relating to First Clover Leaf. First Clover Leaf has not incorporated any information into this joint proxy statement/prospectus by reference.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated July 29, 2016, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to First Clover Leaf stockholders or First Mid stockholders nor the issuance by First Mid of shares of First Mid common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

(continued)

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meetings. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:    What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for the merger of First Clover Leaf with and into First Mid, with First Mid as the surviving company. The merger is anticipated to be completed in the second half of 2016. At a date following the completion of the merger, First Mid intends to merge First Clover Leaf Bank, National Association, First Clover Leaf’s wholly-owned bank subsidiary (which we refer to as “First Clover Leaf Bank”), with and into First Mid-Illinois Bank & Trust, N.A., First Mid’s wholly-owned bank subsidiary (which we refer to as “First Mid Bank”), with First Mid Bank as the surviving bank (which we refer to as the “bank merger”). At such time, First Clover Leaf Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate First Clover Leaf Bank and First Mid Bank as separate bank subsidiaries.

Q:    What will First Clover Leaf stockholders be entitled to receive in the merger?

A:
If the merger is completed, each share of First Clover Leaf common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by First Clover Leaf as treasury stock and any dissenting shares), will be converted into the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of First Mid common stock, subject to certain adjustments and proration, as set forth in the merger agreement. Based on the number of shares of First Clover Leaf common stock outstanding as of April 26, 2016, the date of the merger agreement, and First Mid’s $25.27 common stock closing price on April 26, 2016, and assuming no adjustments to the merger consideration, First Clover Leaf stockholders will receive a total aggregate merger consideration of approximately $88,267,056, made up of approximately $22,541,429 in cash and $65,725,627 in First Mid common stock, subject to receipt of cash in respect of fractional shares. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying $12.87 by the fractional share of First Mid common stock to which such former holder of First Clover Leaf common stock would otherwise be entitled, as more fully described on page 80. Shares of First Clover Leaf common stock held by First Clover Leaf stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.

Q	How will First Clover Leaf stockholders elect to receive cash or stock consideration?

A:
Subject to proration and redesignation procedures, First Clover Leaf stockholders are offered the opportunity to elect to receive their merger consideration in the form of cash or First Mid common stock for each share of First Clover Leaf common stock that they hold. First Clover Leaf stockholders who wish to make an election must complete the election form and letter of transmittal (which we refer to as an “election form”) that is being mailed to you under separate cover. For an election to be valid, a properly executed election form must be received by the exchange agent before the election deadline, which is 5:00 p.m., Chicago time, on the fifth business day prior to the effective time of the merger (we refer to this date as the “election deadline”). Your election will be properly made only if you have submitted a properly completed election form to First Mid’s exchange agent by the election deadline. The election form also serves as a letter of transmittal, so you should send the election form and your stock certificates to the exchange agent prior to the election deadline. The form of merger consideration actually paid to First Clover Leaf stockholders is subject to proration and may differ from their elections. See “Summary-

Election and Allocation of Cash Consideration or Stock Consideration” on page 10 and “Description of the Merger Agreement-Election and Exchange Procedures” on page 84 for a description of the election mechanics and the distribution of merger consideration.

Q	How will the aggregate cash consideration and stock consideration be distributed among First Clover Leaf stockholders?

A:
The form of merger consideration actually paid to First Clover Leaf stockholders is subject to proration and may differ from their elections. The maximum number of shares of First Clover Leaf common stock that will be converted into cash consideration will equal 25% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time of the merger. The maximum number of shares of First Clover Leaf common stock to be converted into stock consideration will equal 75% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time of the merger. The amount of cash and/or First Mid common stock actually received by a First Clover Leaf stockholder will depend primarily upon the cash and stock elections made by all First Clover Leaf stockholders. See “Summary-Election and Allocation of Cash Consideration or Stock Consideration” on page 10 and “Description of the Merger Agreement-Election and Exchange Procedures” on page 84 for a description of the election mechanics and the distribution of merger consideration.

Q	If I am a First Clover Leaf stockholder, what happens if I don’t make an election for cash or First Mid common stock by the election deadline?

A:	If you fail to make a proper election prior to the election deadline, you will be deemed to have made an election to receive stock consideration.
Q    Is the merger consideration subject to adjustment?

A:
The merger consideration is subject to potential adjustment in three circumstances. First, if the consolidated balance sheet delivered by First Clover Leaf to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $80,700,000 (as computed and adjusted in accordance with the merger agreement), for every $50,000 shortfall thereof, (i) the cash consideration will be reduced by $0.0075 per share and (ii) the exchange ratio shall be reduced by 0.00025. As of March 31, 2016, First Clover Leaf’s consolidated stockholders' equity as computed in accordance with GAAP was $81,498,496. As of the date of this joint proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $80,700,000. Second, if at any time during the ten business day period starting on the twelfth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “Description of the Merger Agreement-Merger Consideration” on page 80. Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of First Clover Leaf common stock with the same economic effect as contemplated by the merger agreement prior to such event.

Q:    What is the value of the per share merger consideration?

A:
The per share value of the merger consideration constituting cash is $12.87. The per share value of the merger consideration constituting First Mid common stock to be received by First Clover Leaf stockholders will fluctuate as the market price of First Mid common stock fluctuates before the completion of the merger. This price will not be known at the time of the First Clover Leaf special meeting and may be more or less than the current price of common stock or the price of First Mid common stock at the time of the special meeting. Based on the closing stock price of First Mid common stock on the NASDAQ Global Market on April 26, 2016, the trading day of the public announcement of the merger, of $25.27, the value of the per share merger consideration constituting First Mid common stock was $12.51. Based on the closing stock price of First Mid common stock on the NASDAQ Global Market on July 26, 2016, the latest practicable date before the mailing of this joint proxy statement/prospectus, of $25.20, the value of the per share merger consideration constituting First Mid common stock was $12.47. We urge you to obtain current market quotations for shares of First Mid common stock and First Clover Leaf common stock.
Q:    Why do First Clover Leaf and First Mid want to engage in the merger?

A:
First Clover Leaf believes that the merger will provide First Clover Leaf stockholders with substantial benefits, and First Mid believes that the merger will further its strategic growth plans. To review the reasons for the merger in more detail, see “The Merger-First Clover Leaf’s reasons for the merger and recommendation of the board of directors” on page 48 and “The Merger-First Mid’s reasons for the merger and recommendation of the board of directors” on page 60.

Q:	In addition to approving the merger agreement, what else are First Clover Leaf stockholders being asked to vote on?

A:
In addition to the merger agreement and the transactions contemplated therein, First Clover Leaf is soliciting proxies from holders of its common stock with respect to a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of First Clover Leaf may receive in connection with the merger pursuant to existing agreements or arrangements with First Clover Leaf (which we refer to as the “First Clover Leaf compensation proposal”), and also a proposal to adjourn the First Clover Leaf special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. Completion of the merger is not conditioned upon approval of the First Clover Leaf compensation proposal or the adjournment proposal.

Q:	Why are First Clover Leaf stockholders being asked to vote on the First Clover Leaf compensation proposal?

A:
The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the “Dodd-Frank Act”), has adopted rules that require First Clover Leaf to seek an advisory (non-binding) vote with respect to certain payments that are payable to First Clover Leaf’s named executive officers in connection with the merger.

Q:	What will happen if First Clover Leaf’s stockholders do not approve the First Clover Leaf compensation proposal?

A:
First Clover Leaf stockholders’ approval of the compensation payable to certain of First Clover Leaf’s executive officers in connection with the merger is not a condition to completion of the merger. The vote with respect to such compensation is an advisory vote and will not be binding on First Clover Leaf (or First Mid after the merger) regardless of whether the merger agreement is approved. Accordingly, because the compensation to be paid to certain First Clover Leaf executive officers in connection with the merger is contractual, such compensation may be payable if the merger is completed regardless of the outcome of the advisory vote.

Q:    What does the First Clover Leaf board of directors recommend?

A:
First Clover Leaf’s board of directors has determined that the merger agreement and the transactions contemplated therein are in the best interests of First Clover Leaf and its stockholders. First Clover Leaf’s board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and the transactions contemplated therein, “FOR” approval of the First Clover Leaf compensation proposal and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. To review the reasons for the merger in more detail, see “The Merger-First Clover Leaf’s reasons for the merger and recommendation of the board of directors” on page 48.

Q:	Do any of First Clover Leaf’s executive officers or directors have interests in the merger that may differ from those of the First Clover Leaf stockholders?

A:
The interests of some of the directors and executive officers of First Clover Leaf may be different from those of First Clover Leaf stockholders, and the directors and officers of First Clover Leaf may be participants in arrangements that are different from, or are in addition to, those of First Clover Leaf stockholders. The members of the First Clover Leaf’s board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that First Clover Leaf’s common stockholders vote in favor of adopting the merger agreement. See “The Merger-interests of certain persons in the merger” on page 69.

Q:    What vote is required to approve each proposal at the First Clover Leaf special meeting?

A:
Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the First Clover Leaf compensation proposal and the proposal to adjourn the special meeting also requires the affirmative vote of the majority of outstanding shares entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against such proposals.

Q:	In addition to approving the merger agreement, what else are First Mid stockholders being asked to vote on?

A:
In addition to the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, First Mid is soliciting proxies from holders of its common stock with respect to a proposal to adjourn the First Mid special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. Completion of the merger is not conditioned upon approval of the adjournment proposal.

Q:    What does the First Mid board of directors recommend?

A:
First Mid’s board of directors has determined that the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, is in the best interests of First Mid and its stockholders. First Mid’s board of directors unanimously recommends (with the exception of Robert S. Cook who abstained from participating in any decision-making relating to the merger) that you vote “FOR” the approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. To review the reasons for the merger in more detail, see “The Merger-First Mid’s reasons for the merger and recommendation of the board of directors” on page 60.

Q:	Do any of First Mid’s executive officers or directors have interests in the merger that may differ from those of the First Mid stockholders?

A:
Robert S. Cook is a member of the First Mid board of directors and owns and/or has voting power over less than one percent of the shares of common stock of First Clover Leaf. In order to avoid any potential conflicts of interest or the appearance of a potential conflict of interest, Robert S. Cook disclosed his ownership interest in First Clover Leaf to the First Mid board of directors and abstained from participating in any decision-making related to the merger.

Q:    What vote is required to approve each proposal at the First Mid special meeting?

A:
Approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, requires the affirmative vote of the holders of a majority of the outstanding shares of First Mid common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the proposal to adjourn the special meeting requires the affirmative vote of a majority of the votes cast for the proposal. Abstentions are deemed to be votes cast and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on this proposal.

Q:    Why is my vote important?

A:
The merger cannot be completed unless the merger agreement is approved by both First Mid and First Clover Leaf stockholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your broker, bank or other fiduciary with voting instructions, as applicable, this will have the same effect as a vote against the approval of the merger agreement. The boards of directors of First Mid and First Clover Leaf both unanimously recommend (with the exception, in the case of First Mid, of Robert S. Cook who abstained from participating in any decision-making relating to the merger) that their respective company’s stockholders vote for “FOR” the proposal to approve the merger agreement.

Q:    What do I need to do now? How do I vote?

A:
If you are a First Clover Leaf stockholder, you may vote at the special meeting if you own shares of First Clover Leaf common stock of record at the close of business on the record date for the special meeting, July 25, 2016. If you are a First Mid stockholder, you may vote at the special meeting if you own shares of First Mid common stock of record at the close of business on the record date for the special meeting, July 25, 2016. Please review the instructions for each of your voting options described on your proxy card. After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please vote or submit your proxy to vote by a method described on your proxy card. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not vote by proxy and do not vote at the special meeting, this will make it more difficult to achieve a quorum for the meeting.

Q:	If my shares of common stock are held in “street name” by my broker, bank or other fiduciary, will my broker, bank or other fiduciary automatically vote my shares for me?

A:
No. Your broker, bank or other fiduciary cannot vote your shares without instructions from you. If your shares are held in “street name” through a broker, bank or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker, bank or other fiduciary. You may not vote shares held in street name by returning a proxy card directly to First Mid or First Clover Leaf, or by voting in person at the First Mid special meeting or the First Clover Leaf special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or other fiduciary. Further, brokers, banks or other fiduciaries who hold shares of First Mid common stock or First Clover Leaf common stock on behalf of their customers may not give a proxy to First Mid or First Clover Leaf to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters. Failure to instruct your broker, bank or other fiduciary how to vote will have the same effect as a vote against adoption of the merger agreement.

Q:	How will my proxy be voted?

A:
If you properly submit your proxy to vote by a method described on your proxy card, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted “FOR” approval of the merger agreement and the other proposals in the notice of the special meeting of the stockholders for First Clover Leaf or First Mid, as appropriate.

Q:    Can I revoke my proxy and change my vote?

A:
You may change your vote or revoke your proxy prior to the special meeting by filing with the corporate secretary of First Clover Leaf or First Mid, as appropriate, a duly executed revocation of proxy or submitting a new proxy with a later date. You may also revoke a prior proxy by voting in person at the applicable special meeting.

Q:	Are there risks I should consider in deciding to vote on the approval of the merger agreement?

A:
Yes, in evaluating the merger agreement and the transactions contemplated therein, you should read this joint proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 27.

Q:	What if I oppose the merger? Do I have dissenters’ rights?

A:
First Clover Leaf stockholders may assert dissenters’ rights in connection with the merger and, upon complying with the requirements of the Maryland General Corporation Law (which we refer to as the “MGCL”), receive cash in the amount of the “fair value” of their shares of First Clover Leaf common stock instead of the merger consideration. This “fair value” could be more than the merger consideration but could also be less. See “The Merger-First Clover Leaf stockholder dissenters’ rights.”

A copy of the applicable section of the MGCL is attached as Appendix B to this document. First Mid stockholders are not entitled to dissenters’ rights with respect to approval of the merger agreement.

Q:	What are the material tax consequences of the merger to U.S. holders of First Clover Leaf Common Stock?

A:
Each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP have delivered opinions, dated June 13, 2016, to the effect that the merger qualifies as a “reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”). In addition, the completion of the merger is conditioned on receipt of a tax opinion from each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated as of the closing date, to the same effect as the opinions described in the preceding sentence. However, neither First Clover Leaf nor First Mid has requested or received a ruling from the Internal Revenue Service that the merger will qualify as a reorganization. The U.S. federal income tax consequences of the merger to a First Clover Leaf stockholder will depend on the relative mix of cash and First Mid common stock received by such First Clover Leaf stockholder. First Clover Leaf stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their First Clover Leaf shares solely for shares of First Mid common stock in the merger, except with respect to cash received in lieu of fractional shares of First Mid common stock. First Clover Leaf stockholders will recognize gain or loss if they exchange their First Clover Leaf shares solely for cash in the merger. First Clover Leaf stockholders will recognize gain, but not loss, if they exchange their First Clover Leaf shares for a combination of First Mid common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. You should consult with your tax advisor for the specific tax consequences of the merger to you. See “Material U.S. Federal Income Tax Consequences of the Merger” on page 76.
Q:    When and where are the special meetings?

A:
The First Clover Leaf special meeting will take place on August 31, 2016, at 4:00 p.m. local time, at the LeClaire Room on the N.O. Nelson Campus of Lewis & Clark Community College, located at 600 Troy Road, Edwardsville, Illinois 62025. The First Mid special meeting will take place on August 31, 2016, at 4:00 p.m. local time, at First Mid-Illinois Bank & Trust, N.A., 1515 Charleston Avenue, Mattoon, Illinois 61938.

Q:    Who may attend the First Clover Leaf special meeting?

A:
Only First Clover Leaf stockholders on the record date, which is July 25, 2016, may attend the First Clover Leaf special meeting. If you are a stockholder of record, you will need to present the proxy card that you received or another proof of identification in order to be admitted into the meeting.

Q:    Who may attend the First Mid special meeting?

A:
Only First Mid stockholders on the record date, which is July 25, 2016, may attend the First Mid special meeting. If you are a stockholder of record, you will need to present the proxy card that you received or another proof of identification in order to be admitted into the meeting.

Q:    Should I send in my First Clover Leaf stock certificates now?

A:
Yes. The election form also serves as a letter of transmittal, so you should complete the election form that is being mailed to you under separate cover to exchange your First Clover Leaf stock certificates for merger consideration. Please send the election form and your First Clover Leaf stock certificates to the exchange agent for the merger, Computershare Trust Company, N.A. (who we refer to as the “exchange agent”), in the envelope provided. Do not send your stock certificates to First Mid or First Clover Leaf.

Q:    Whom may I contact if I cannot locate my First Clover Leaf stock certificate(s)?

A:
If you are unable to locate your original First Clover Leaf stock certificate(s), you should follow the instructions set forth in the election form that is being mailed to you under separate cover with respect to lost or stolen stock certificates.

Q:	What should I do if I hold my shares of First Clover Leaf common stock in book-entry form?

A:	You should follow the instructions set forth in the election form that is being mailed to you under separate cover with respect to shares of First Clover Leaf common stock held in book-entry form.
Q:    What should I do if I receive more than one set of voting materials?

A:
First Clover Leaf stockholders and First Mid stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of First Clover Leaf and/or First Mid common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of First Clover Leaf common stock or First Mid common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both First Clover Leaf common stock and First Mid common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of First Clover Leaf common stock and/or First Mid common stock that you own.

Q:    When is the merger expected to be completed?

A:
We will try to complete the merger as soon as reasonably possible. Before that happens, the merger agreement must be approved by stockholders of both First Mid and First Clover Leaf and we must obtain the necessary regulatory approvals. Assuming First Mid and First Clover Leaf stockholders vote to approve the merger and adopt the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in the second half of 2016. See “Description of the Merger Agreement-Conditions to completion of the merger” on page 90.

Q:    Is completion of the merger subject to any conditions besides stockholder approval?

A:
Yes. The transaction must receive the required regulatory approvals and there are other standard closing conditions that must be satisfied. See “Description of the Merger Agreement-Conditions to completion of the merger” on page 90.

Q:    What happens if the merger is not completed?

A:
Neither First Clover Leaf nor First Mid can assure you of when or if the merger will be completed. If the merger is not completed, First Clover Leaf stockholders will not receive any consideration for their shares of First Clover Leaf common stock and will continue to be holders of First Clover Leaf common stock. Each of First Clover Leaf and First Mid will remain independent companies. Under certain circumstances, First Clover Leaf may be required to pay First Mid a fee with respect to the termination of the merger agreement, as described under “Description of the Merger Agreement-Termination fee” on page 92.

Q:    Who can answer my other questions?

A:	If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy form, you should contact:
For First Clover Leaf stockholders: Alliance Advisors, First Clover Leaf’s proxy solicitor, telephone: 888-991-1294.  Banks and brokers may contact Alliance Advisors at 973-873-7770.
For First Mid stockholders: Aaron Holt, First Mid-Illinois Bancshares, Inc., P.O. Box 499, Mattoon, IL 61938, telephone: 217-258-0463.
If you are First Clover Leaf stockholder and you have more questions about how to make your election for merger consideration, or if you need additional copies of the election form that is being mailed to you under separate cover, you should contact the exchange agent, Computershare Trust Company, N.A., at 1-855-396-2084.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire joint proxy statement/prospectus carefully, including the appendices and the documents referred to or incorporated in this joint proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively.

Information about First Mid and First Clover Leaf

First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
Telephone: (217) 258-0415

First Mid-Illinois Bancshares, Inc. is a Delaware corporation and registered financial holding company. First Mid is engaged in the business of banking through its wholly-owned subsidiary, First Mid-Illinois Bank & Trust, N.A., a nationally chartered commercial bank headquartered in Mattoon, Illinois. First Mid provides data processing services to affiliates through another wholly-owned subsidiary, Mid-Illinois Data Services, Inc. First Mid offers insurance products and services to customers through its wholly-owned subsidiary, The Checkley Agency, Inc. doing business as First Mid Insurance Group. First Mid also wholly owns two statutory business trusts, First Mid-Illinois Statutory Trust I and First Mid-Illinois Statutory Trust II, both unconsolidated subsidiaries of First Mid.

As of March 31, 2016, First Mid had total assets of approximately $2.1 billion, total gross loans, including loans held for sale, of approximately $1.3 billion, total deposits of approximately $1.7 billion and total stockholders’ equity of approximately $212 million.

First Mid common stock is traded on the NASDAQ Global Market under the ticker symbol “FMBH.”

First Clover Leaf Financial Corp.
6814 Goshen Road
Edwardsville, Illinois 62025
(618) 656-6122

First Clover Leaf Financial Corp. is a Maryland corporation and registered bank holding company. First Clover Leaf is engaged in the business of banking through its wholly-owned subsidiary, First Clover Leaf Bank, National Association, a nationally chartered commercial bank headquartered in Edwardsville, Illinois. First Clover Leaf’s principal business consists of attracting retail deposits from the general public in the areas surrounding our office locations and investing those deposits, together with funds generated from operations, primarily in one-to-four family residential real estate loans, multi-family real estate loans, commercial real estate loans, construction and land loans, commercial business loans and consumer loans, and in investment securities. First Clover Leaf conducts its business through its seven branch offices located in Edwardsville, Wood River, Highland, and Swansea, Illinois, and Clayton, Missouri.

As of March 31, 2016, First Clover Leaf had total assets of approximately $636.9 million, total gross loans, including loans held for sale, of approximately $447.5 million, total deposits of approximately $514.5 million and total stockholders’ equity of approximately $81.5 million.

First Clover Leaf common stock is traded on the NASDAQ Capital Market under the ticker symbol “FCLF.”

The merger and the merger agreement (See page 80)
First Mid’s acquisition of First Clover Leaf is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, First Clover Leaf will be merged with and into First Mid with First Mid as the surviving company. After the consummation of the merger, First Clover Leaf Bank will be a wholly-owned subsidiary of First Mid. At a date following the completion of the merger, First Mid intends to merge First Clover Leaf Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. At such time, First Clover Leaf Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate First Clover Leaf Bank and First Mid Bank as separate bank subsidiaries.
The merger agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.
What First Clover Leaf stockholders will receive as consideration in the merger (See page 80)
If the merger is completed, each share of First Clover Leaf common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by First Clover Leaf as treasury stock and any dissenting shares), will be converted into the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of common stock, par value $4.00 per share, of First Mid, subject to certain adjustments and proration, as set forth in the merger agreement. Based on the number of shares of First Clover Leaf common stock outstanding as of April 26, 2016, the date of the merger agreement, and First Mid’s $25.27 common stock closing price on April 26, 2016, and assuming no adjustments to the merger consideration, First Clover Leaf stockholders will receive a total aggregate merger consideration of approximately $88,267,056, made up of approximately $22,541,429 in cash and $65,725,627 in First Mid common stock, subject to receipt of cash in respect of fractional shares. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying $12.87 by the fractional share of First Mid common stock to which such former holder of First Clover Leaf common stock would otherwise be entitled as more fully described on page 80. Shares of First Clover Leaf common stock held by First Clover Leaf stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.
Election and Allocation of Cash Consideration or Stock Consideration (See page 83)
First Clover Leaf stockholders are offered the opportunity to elect to receive their merger consideration in the form of cash or First Mid common stock for each share of First Clover Leaf common stock that they hold. We refer to each share for which a stock election has been made as a “stock electing share” and each share for which a cash election has been made as a “cash electing share.” First Clover Leaf stockholders who wish to make an election must complete the election form that is being mailed to you under separate cover. For an election to be valid, a properly executed election form must be received by the exchange agent before the election deadline, which is 5:00 p.m., Chicago time, on the fifth business day prior to the effective time of the merger.
Because the cash consideration and the stock consideration to be paid in the merger are limited, First Clover Leaf stockholders may actually receive an amount of cash and/or number of shares of First Mid common stock that is different from what they elected to receive. The amount of cash and/or number of shares received by each First Clover Leaf stockholder will depend on, among other factors:

•
The number of shares of First Clover Leaf common stock outstanding immediately prior to the merger (because the aggregate merger consideration is fixed, subject to possible adjustment under certain circumstances);

•	The number of stock-electing shares;

•	The number of cash-electing shares; and

•	Any adjustment to the merger consideration pursuant to the merger agreement.

Potential Adjustment of Merger Consideration (See page 80)
The merger consideration is subject to potential adjustment in three circumstances. First, if the closing consolidated balance sheet delivered by First Clover Leaf to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $80,700,000 (as computed and adjusted in accordance with the merger agreement), for every $50,000 shortfall thereof, (i) the cash consideration will be reduced by $0.0075 per share and (ii) the exchange ratio shall be reduced by 0.00025. As of March 31, 2016, First Clover Leaf’s consolidated stockholders' equity as computed in accordance with GAAP was $81,498,496. As of the date of this joint proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $80,700,000. Second, if at any time during the ten business day period starting on the twelfth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “The Merger Agreement-Merger Consideration.” Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of First Clover Leaf common stock with the same economic effect as contemplated by the merger agreement prior to such event. See “Description of the Merger Agreement-Merger Consideration.”
Material U.S. federal income tax consequences of the merger (See page 76)
The U.S. federal income tax consequences of the merger to a First Clover Leaf stockholder will depend on the relative mix of cash and First Mid common stock received by such First Clover Leaf stockholder. First Clover Leaf stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their First Clover Leaf shares solely for shares of First Mid common stock in the merger, except with respect to cash received in lieu of fractional shares of First Mid common stock. First Clover Leaf stockholders will recognize gain or loss if they exchange their First Clover Leaf shares solely for cash in the merger. First Clover Leaf stockholders will recognize gain, but not loss, if they exchange their First Clover Leaf shares for a combination of First Mid common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. The tax consequences of the merger to each First Clover Leaf stockholder will depend on such First Clover Leaf stockholder’s own situation. First Clover Leaf stockholders should consult with their own tax advisors for a full understanding of the tax consequences of the merger to them. Each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP have delivered tax opinions, dated June 13, 2016, to the effect that the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code. In addition, the completion of the merger is conditioned on receipt of a tax opinion from each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the closing date, to the same effect as the opinions described in the preceding sentence. The opinions will not bind the Internal Revenue Service, which could take a different view.
See “Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.
Opinion of First Clover Leaf’s Financial Advisor (See page D-1)
At the April 26, 2016, meeting of the First Clover Leaf board of directors, a representative of Raymond James & Associates, Inc. (which we refer to as “Raymond James”) rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the First Clover Leaf board of directors, dated April 26, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of First Clover Leaf’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated April 26, 2016, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix D to this document. Raymond James provided its opinion for the information and assistance of the First Clover Leaf board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of the common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the First Clover Leaf board of directors or any holder of First Clover Leaf common stock as to how the board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.
Opinion of First Mid’s Financial Advisor (See page E-1)
FIG Partners, LLC (which we refer to as “FIG”) delivered to the First Mid board of directors its opinion dated April 26, 2016 that, based upon and subject to the various considerations set forth in its written opinion, the merger consideration to be paid to the stockholders of First Clover Leaf is fair to the stockholders of First Mid from a financial point of view. In requesting FIG’s advice and opinion, no limitations were imposed by First Mid upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinions of FIG, which describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Appendix E. First Mid stockholders should read these opinions in their entirety.
First Clover Leaf’s reasons for the merger; Board recommendation to First Clover Leaf’s stockholders (See page 48)
The First Clover Leaf board of directors believes that the merger agreement and the transactions contemplated therein are in the best interests of First Clover Leaf and its stockholders. First Clover Leaf’s board of directors unanimously recommends that First Clover Leaf stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the approval, by advisory (non-binding) vote, of certain compensation arrangements for First Clover Leaf’s named executive officers in connection with the merger, and “FOR” adjournment of the First Clover Leaf special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger-First Clover Leaf’s reasons for the merger and recommendation of the board of directors” beginning on page 48 of this joint proxy statement/prospectus.
First Mid’s reasons for the merger; Board recommendation to First Mid’s stockholders (See page 60)
First Mid’s board of directors believes that the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, is in the best interests of First Mid and its stockholders. First Mid’s board of directors unanimously recommends (with the exception of Robert S. Cook who abstained from participating in any decision-making relating to the merger) that you vote “FOR” the proposal to approve the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger and “FOR” adjournment of the First Mid special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger-First Mid’s reasons for the merger and recommendation of the board of directors” beginning on page 60 of this joint proxy statement/prospectus.
Interests of officers and directors of First Clover Leaf in the merger may be different from, or in addition to, yours (See page 69)
The interests of some of the directors and executive officers of First Clover Leaf may be different from those of First Clover Leaf stockholders, and the directors and officers of First Clover Leaf may be participants in arrangements that are different from, or are in addition to, those of First Clover Leaf stockholders. The members of the First Clover Leaf board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that First Clover Leaf’s common stockholders vote in favor of adopting the merger agreement. See “The Merger-interests of certain persons in the merger” on page 69.
Interests of officers and directors of First Mid in the merger may be different from, or in addition to, yours (See page 69)
When you consider the recommendation of the First Mid board of directors to vote in favor of approval of the merger agreement, you should be aware that Robert S. Cook, who is a member of the First Mid board of directors, owns and/or has voting power over less than one percent of the shares of common stock of First Clover Leaf. The First Mid board of directors was aware of Robert S. Cook’s beneficial ownership of First Clover Leaf common stock and, in order to avoid any potential conflicts of interest or the appearance of a potential conflict of interest, Robert S. Cook abstained from any decision-making related to the merger.
First Clover Leaf stockholders will have dissenters’ rights in connection with the merger (See page 73)
First Clover Leaf stockholders may assert dissenters’ rights in connection with the merger and, upon complying with the requirements of the MGCL, receive cash in the amount of the “fair value” of their shares of First Clover Leaf common stock instead of the merger consideration. This “fair value” could be more than the merger consideration but could also be less. See “The Merger-First Clover Leaf stockholder dissenters’ rights.”
A copy of the applicable section of the MGCL is attached as Appendix B to this document. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights. First Mid stockholders are not entitled to dissenters’ rights with respect to approval of the merger agreement.
The merger and the performance of the combined company are subject to a number of risks (See page 27)
There are a number of risks relating to the merger and to the businesses of First Mid, First Clover Leaf and the combined company following the merger. See the “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus for a discussion of these and other risks relating to the merger. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the sections of this joint proxy statement/prospectus entitled “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively.
Stockholder approval will be required to complete the merger and approve the other proposals set forth in the notice (See pages 35 and 39)
First Clover Leaf. Approval by First Clover Leaf’s stockholders at First Clover Leaf’s special meeting of stockholders on August 31, 2016 is required to complete the merger. The presence, in person or by proxy, of a majority of the shares of First Clover Leaf common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of First Clover Leaf common stock outstanding on the record date entitles its holder to one vote on the merger agreement and any other proposal listed in the notice. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. As of the record date of July 25, 2016, First Clover Leaf's directors and executive officers held approximately 17.37% of the outstanding shares of First Clover Leaf common stock entitled to vote at the special meeting. Approval of the First Clover Leaf compensation proposal and the proposal to adjourn the special meeting also requires the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against these proposals.
First Mid. Approval by First Mid’s stockholders at First Mid’s special meeting of stockholders on August 31, 2016 is required to complete the merger. The presence, in person or by proxy, of a majority of the shares of First Mid common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of First Mid common stock outstanding on the record date entitles its holder to one vote on the merger agreement and any other proposal listed in the notice of special meeting of First Mid stockholders. Approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock, requires the affirmative vote of the holders of a majority of the outstanding shares of First Mid common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. As of the record date of July 25, 2016, First Mid's directors and executive officers held approximately 19.1% of the outstanding shares of First Mid common stock entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting requires the affirmative vote of a majority of the votes cast for the proposal. Abstentions are deemed to be votes cast and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on this proposal.
Completion of the merger is subject to regulatory approvals (See page 68)
The merger cannot proceed without obtaining all requisite regulatory approvals. First Mid and First Clover Leaf have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of First Mid and First Clover Leaf is subject to prior approval of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”), which was received on July 15, 2016. The merger may not be consummated until at least 15 days after receipt of Federal Reserve approval, or July 30, 2016, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.
At a date following the completion of the merger, First Mid intends to merge First Clover Leaf Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. The bank merger will be subject to approval by the Office of the Comptroller of the Currency (which we refer to as the “OCC”). First Mid Bank intends to file an application with the OCC seeking this approval in the near future. Regulatory approval of the bank merger is not required to complete the merge of First Mid and First Clover Leaf.
Conditions to the merger (See page 90)
Closing Conditions for the Benefit of First Mid. First Mid’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Clover Leaf in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by First Clover Leaf in all material respects of its obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein (i) at the meeting of First Clover Leaf stockholders and (ii) at the meeting of First Mid stockholders;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this joint proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Clover Leaf certifying (i) the accuracy of the representations and warranties of First Clover Leaf in the merger agreement and (ii) performance by First Clover Leaf in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and First Clover Leaf will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•
the business of First Clover Leaf and First Clover Leaf Bank shall have been conducted in the ordinary course of business, except as required under the merger agreement, and no material adverse change in First Clover Leaf since April 26, 2016.

Closing Conditions for the Benefit of First Clover Leaf. First Clover Leaf’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Mid in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by First Mid in all material respects of its obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein (i) at the meeting of First Clover Leaf stockholders and (ii) at the meeting of First Mid stockholders;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this joint proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Mid certifying (i) the accuracy of the representations and warranties of First Mid in the merger agreement and (ii) performance by First Mid in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and First Clover Leaf will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	no material adverse change in First Mid since April 26, 2016.
How the merger agreement may be terminated by First Mid and First Clover Leaf (See page 91)
First Mid and First Clover Leaf may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either First Mid or First Clover Leaf may terminate the merger agreement as follows:

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or issued a final nonappealable order that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to perform or observe the covenants of the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

•
the merger is not completed by December 31, 2016 (which we refer to as the “outside date”), provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date;

•	any stockholder approval necessary for the merger is not obtained; or

•	any state or federal law, rule or regulation is adopted or issued and becomes effective and has the effect of prohibiting the merger.

In addition, First Clover Leaf may terminate the merger agreement as follows:

•
if First Clover Leaf is not in material breach of the merger agreement, and any of the representations or warranties of First Mid are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Mid of any of its covenants or agreements in the merger agreement causing it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Mid from First Clover Leaf;

•
prior to First Clover Leaf’s meeting of stockholders, in order to enter into an agreement with respect to an unsolicited superior proposal from a third party, provided that First Mid be provided with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the First Clover Leaf stockholders, and further provided that the termination fee is paid by First Clover Leaf to First Mid; or

•
if at any time during the ten business day period starting on the twelfth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “The Merger Agreement-Merger Consideration.”

In addition, First Mid may terminate the merger agreement as follows:

•
if First Mid is not in material breach of the merger agreement, and any of the representations or warranties of First Clover Leaf are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Clover Leaf of any of its covenants or agreements in the merger agreement causing it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Clover Leaf from First Mid; or

•
prior to First Clover Leaf’s stockholders meeting if First Clover Leaf’s board of directors (i) approves or recommends, or proposes publicly to approve or recommend, any acquisition of First Clover Leaf by a third-party, and/or permits First Clover Leaf to enter into an acquisition agreement with a third party or (ii) recommends that the stockholders of First Clover Leaf tender their shares of First Clover Leaf common stock in an tender offer or exchange offer for First Clover Leaf common stock has commenced (other than by First Mid or its affiliates) or fails to recommend rejection of such offer within ten business days after its commencement.

A Termination fee may be payable by First Clover Leaf under some circumstances (See page 92)
First Clover Leaf has agreed to pay First Mid a termination fee of $3.6 million if the merger agreement is terminated under certain circumstances, including if First Mid terminates the merger agreement because First Clover Leaf breaches its covenant not to solicit an acquisition proposal from a third party or if First Clover Leaf terminates the merger agreement in order to enter into an agreement for a superior proposal.
Voting agreement (See page 85)
On April 26, 2016, certain of the directors of First Clover Leaf agreed to vote all of their shares of First Clover Leaf common stock in favor of the merger agreement at the special meeting of First Clover Leaf stockholders. The voting agreement covers 1,030,533 shares of First Clover Leaf common stock, constituting approximately 14.7% of First Clover Leaf’s outstanding shares of common stock as of April 26, 2016. This voting agreement terminates if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this joint proxy statement/prospectus as Appendix C.

Accounting treatment of the merger (See page 68)
For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP.
Certain differences in First Mid stockholder rights and First Clover Leaf stockholder rights (See page 145)
Because they will receive First Mid common stock, First Clover Leaf stockholders will become First Mid stockholders as a result of the merger. Their rights as stockholders after the merger will be governed by First Mid’s certificate of incorporation and bylaws. The rights of First Mid stockholders are different in certain respects from the rights of First Clover Leaf’s stockholders. The material differences are described later in this joint proxy statement/prospectus.
First Mid shares will be listed on NASDAQ (See page 93)
The shares of First Mid common stock to be issued pursuant to the merger will be listed on the NASDAQ Global Market under the symbol “FMBH.”
Risk Factors (See page 27)
You should consider all the information contained or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented. In particular, you should consider the factors described under “Risk Factors.”
Financing (See page 75)
The merger agreement is not subject to any financing contingency. First Mid intends to finance the cash portion of the merger consideration through certain dividends from its subsidiaries, borrowings under a new or its current credit facility, as it may be amended, with its existing lender, and cash on hand at First Mid.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIRST MID

The following table summarizes selected historical consolidated financial data of First Mid for the periods and as of the dates indicated. This information has been derived from First Mid’s consolidated financial statements filed with the SEC. Historical financial data as of and for the three months ended March 31, 2016 and March 31, 2015 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of First Mid. You should not assume the results of operations for past periods and for the three months ended March 31, 2016 and March 31, 2015 indicate results for any future period.
You should read this information in conjunction with First Mid’s consolidated financial statements and related notes thereto included in First Mid’s Annual Report on Form 10-K as of and for the year ended December 31, 2015, and in First Mid’s Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2016, which are incorporated by reference into this joint proxy statement/prospectus. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively, of this joint proxy statement/prospectus.

	(Unaudited)
	As of or for the three
	months ended March 31,		As of or for the years ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Results of Operations
Interest income	$16,979	$13,439	$59,251	$54,734	$53,459	$55,767	$56,772
Interest expense	892	827	3,499	3,252	3,535	6,157	8,504
Net interest income	16,087	12,612	55,752	51,482	49,924	49,610	48,268
Provision for loan losses	113	265	1,318	629	2,193	2,647	3,101
Net interest income after provision for loan losses	15,974	12,347	54,434	50,853	47,731	46,963	45,167
Other income	6,644	4,799	20,544	18,369	19,341	18,310	15,787
Other expense	15,171	10,804	49,248	44,507	43,504	42,838	43,053
Income before income taxes	7,447	6,342	25,730	24,715	23,568	22,435	17,901
Income taxes	2,641	2,303	9,218	9,254	8,846	8,410	6,529
Net income	4,806	4,039	16,512	15,461	14,722	14,025	11,372
Preferred stock dividends	550	550	2,200	4,152	4,417	4,252	3,576
Net income available to common stockholders	4,256	3,489	14,312	11,309	10,305	9,773	7,796
Balance Sheet Items
Total assets	$2,119,644	$1,623,650	$2,114,499	$1,607,103	$1,605,498	$1,578,032	$1,500,956
Net loans, including loans held for sale	1,262,169	1,040,050	1,267,313	1,048,724	969,555	899,289	848,954
Deposits	1,740,354	1,279,103	1,732,568	1,272,077	1,287,616	1,274,065	1,170,734
Total liabilities	1,907,612	1,452,851	1,909,490	1,442,187	1,456,117	1,421,345	1,359,989
Stockholders' equity	212,032	170,799	205,009	164,916	149,381	156,687	140,967
Per Common Share Data
Basic earnings per common share	$0.50	$0.50	$1.84	$1.88	$1.74	$1.62	$1.29
Diluted earnings per common share	0.49	0.48	1.81	1.85	1.73	1.62	1.29
Common dividends declared	—	—	0.59	0.55	0.46	0.42	0.40
Tangible book value (1)	15.97	16.56	15.09	15.63	11.75	12.68	11.24
Performance Ratios
Return on average assets	0.91%	1.00%	0.91%	0.97%	0.94%	0.91%	0.76%
Return on average common equity	9.35%	9.99%	8.97%	10.34%	10.11%	9.53%	8.36%
Net interest margin	3.27%	3.34%	3.27%	3.43%	3.38%	3.44%	3.45%

(1) Total common equity less goodwill and intangible assets divided by shares outstanding as of period end.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIRST CLOVER LEAF

The following table summarizes selected historical consolidated financial data of First Clover Leaf for the periods and as of the dates indicated. This information has been derived from First Clover Leaf’s consolidated financial statements filed with the SEC. Historical financial data as of and for the three months ended March 31, 2016 and March 31, 2015 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of First Clover Leaf. You should not assume the results of operations for past periods indicate results for any future period.
You should read this information in conjunction with First Clover Leaf’s consolidated financial statements (which we refer to as the “Financial Statements”) and related notes thereto (which we refer to as the “Notes”) as of and for the years ended December 31, 2015 and 2014 and as of and for the three months ended March 31, 2016 and March 31, 2015, which are included in this joint proxy statement/prospectus. See “First Clover Leaf Financial Statements” beginning on page 155 of this joint proxy statement/prospectus.

	(Unaudited)
	As of or for the three
	months ended March 31,		As of or for the years ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Results of Operations
Interest income	5,131	4,918	19,710	19,317	19,822	21,653	23,728
Interest expense	686	573	2,428	2,516	3,316	4,468	6,453
Net interest income	4,445	4,345	17,282	16,801	16,506	17,185	17,275
Provision (credit) for loan losses	250	(500)	(500)	(250)	485	1,550	5,292
Net interest income after provision for loan losses	4,195	4,845	17,782	17,051	16,021	15,635	11,983
Other income	613	598	2,672	2,227	2,169	2,969	2,089
Other expense	3,498	3,354	14,141	14,091	13,448	12,494	11,742
Income before income taxes	1,310	2,089	6,313	5,187	4,742	6,110	2,330
Income taxes	296	618	1,675	1,361	1,386	2,045	435
Net income	1,014	1,471	4,638	3,826	3,356	4,065	1,895
Balance Sheet Items
Total assets	636,865	610,703	654,874	607,615	622,044	600,769	562,725
Loans, net	440,450	401,892	420,463	400,904	372,569	394,869	387,635
Deposits	514,457	509,147	533,158	510,307	502,540	460,374	414,758
Total liabilities	555,366	532,002	574,600	530,485	548,949	522,513	485,011
Stockholders' equity	8,198	78,702	80,274	77,130	73,096	78,256	77,714
Per Common Share Data
Basic and diluted earnings per common share	$0.14	$0.21	$0.66	$0.55	$0.46	$0.53	$0.24
Dividends per share	0.06	0.06	0.24	0.24	0.24	0.24	0.24
Performance Ratios
Return on average assets	0.63%	1.00%	0.76%	0.61%	0.55%	0.74%	0.33%
Return on average common equity	5.02%	7.65%	5.86%	5.07%	4.40%	5.17%	2.41%
Net interest margin	3.04%	3.21%	3.09%	2.93%	2.95%	3.39%	3.29%

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

The following tables show unaudited pro forma financial information about the financial condition and results of operations of First Mid, including per share data, after giving effect to the merger with First Clover Leaf and other pro forma adjustments. The unaudited pro forma financial information assumes that the merger is accounted for under the acquisition method of accounting for business combinations in accordance with GAAP, and that the assets and liabilities of First Clover Leaf will be recorded by First Mid at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the merger had occurred on March 31, 2016. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2016, and the year ended December 31, 2015, give effect to the merger as if the merger had become effective at January 1, 2015. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of First Mid and First Clover Leaf, which are incorporated by reference into, or included, in this joint proxy statement/prospectus by reference. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively of this joint proxy statement/prospectus, “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 140 of this joint proxy statement/prospectus and “First Clover Leaf Financial Statements” beginning on page 155 of this joint proxy statement/prospectus.
The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The unaudited pro forma condensed combined financial information also does not consider any expense efficiencies, increased revenue or other potential financial benefits of the merger. In addition, as explained in more detail in the accompanying notes to the “Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 140, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

	Three months ended March 31, 2016	Year ended December 31, 2015
	(dollars in thousands)
Pro Forma condensed combined income statement data
Interest income	$22,735	$82,838
Interest expense	1,591	5,800
Net interest income	21,144	77,038
Provision for loan losses	363	818
Net income after for provision for loan losses	20,781	76,220
Other income	7,257	23,216
Other expense	18,848	64,165
Income before income taxes	9,190	35,271
Income taxes	3,089	12,023
Net income	6,101	23,248
Dividends on preferred shares	550	2,200
Net income available to common stockholders	5,551	21,048

(dollars in thousands)	As of March 31, 2016
Pro forma condensed combined balance sheet data
Loans	$1,710,263
Allowance for loan losses	(14,736)
Investment securities:
Available-for-sale	625,191
Held-to-maturity	97,382
Total assets	2,757,891
Deposits	2,255,668
Total stockholders' equity	274,703

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. This information was derived from First Mid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the three months ended March 31, 2016, First Clover Leaf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016, and Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and other documents that have been filed with the SEC by First Mid and by First Clover Leaf, which should be read in conjunction with this information. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively.
The pro forma combined information gives effect to the merger accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. The pro forma calculations reflect that 25% of the outstanding shares of First Clover Leaf common stock will be converted into the right to receive the per share cash consideration and 75% of the outstanding shares of First Clover Leaf will be converted into the right to receive the per share stock consideration and assume no adjustment to the merger consideration pursuant to the merger agreement.
We assume that the merger occurred as of the beginning of the fiscal year or period presented (or in the case of book value, as of the date specified). The information is presented for illustrative purposes only. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	First Mid	First Clover Leaf	First Mid Pro Forma Combined(1)	First Clover Leaf Pro Forma Equivalent(2)
Basic Earnings
Three months ended March 31, 2016	$0.50	$0.14	$0.50	$0.25
Year ended December 31, 2015	1.84	0.66	2.03	1.00
Diluted Earnings
Three months ended March 31, 2016	0.49	0.14	0.49	0.24
Year ended December 31, 2015	1.81	0.66	1.98	0.98
Cash Dividends paid
Three months ended March 31, 2016	—	0.06	—	—
Year ended December 31, 2015	0.59	0.24	0.59	0.29
Book Value
As of March 31, 2016	21.83	11.63	19.92	9.86

(1) First Mid pro forma combined amounts were based on First Mid historical amounts.

(2) First Clover Leaf pro forma equivalent was computed by multiplying the First Mid pro forma combined amount by the exchange ratio of .495

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

First Mid common stock trades on the NASDAQ Global Market under the symbol “FMBH” and First Clover Leaf common stock trades on the NASDAQ Capital Market under the symbol “FCLF.” The following table sets forth the high and low reported trading prices per share of First Mid common stock and First Clover Leaf common stock, and the cash dividends declared per share for the periods indicated. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively.

	First Mid			First Clover Leaf
	High	Low	Dividend Declared (per share)	High	Low	Dividend Declared (per share)
For the calendar quarter ended:
2014
March 31, 2014	$23.50	$21.00	--	$ 9.78	$8.88	0.06
June 30, 2014	23.80	19.05	0.26	12.34	9.24	0.06
September 30, 2014	22.00	19.05	--	10.00	8.95	0.06
December 31, 2014	22.00	16.90	0.29	9.30	8.56	0.06
2015
March 31, 2015	21.10	17.51	--	9.10	8.38	0.06
June 30, 2015	21.97	19.35	0.30	9.30	8.50	0.06
September 30, 2015	22.50	21.00	--	9.70	8.90	0.06
December 31, 2015	26.50	21.05	0.29	9.89	8.98	0.06
2016
March 31, 2016	26.40	23.32	--	9.49	8.90	0.06
June 30, 2016	26.00	23.02	0.30	12.30	9.20	--

The following table presents the closing prices of First Mid common stock and First Clover Leaf common stock on April 26, 2016, the trading day of public announcement of the merger agreement, and July 26, 2016, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also sets forth the implied per share value of the merger consideration constituting First Mid common stock proposed for each share of First Clover Leaf common stock as of the same two dates. This implied value was calculated by determining the value obtained by multiplying the closing sale price of First Mid common stock on the relevant date by the exchange ratio of 0.495.

	First Mid Closing Price	First Clover Leaf Closing Price	Implied Per Share Value
April 26, 2016	$25.27	$9.72	$12.51
July 26, 2016	25.20	12.30	12.47

The above table shows only historical comparisons. These comparisons may not provide meaningful information to First Mid or First Clover Leaf stockholders in determining whether to approve the merger agreement. First Clover Leaf stockholders are urged to obtain current market quotations for shares of First Mid common stock and First Clover Leaf common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the merger agreement. The market prices of First Mid common stock and First Clover Leaf common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of First Clover Leaf common stock or First Mid common stock before or after the effective time of the merger. Changes in the market price of First Mid common stock prior to the completion of the merger will affect the per share market value of the merger consideration constituting First Mid common stock that First Clover Leaf stockholders will receive upon completion of the merger.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Special Note Regarding Forward-Looking Statements” beginning on page 33 you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “References to Additional Information” in the forepart of this joint proxy statement/prospectus and the sections of this joint proxy statement/prospectus entitled “Incorporation of Certain First Mid Documents by Reference” beginning on page 154 and “Where You Can Find More Information” beginning on page 153.
Risks Related to the Merger and First Mid’s Business Upon Completion of the Merger
The Value of the Merger Consideration that Constitutes First Mid Common Stock will Fluctuate Based on the Price of First Mid Common Stock.
The merger consideration that First Clover Leaf stockholders will receive as First Mid common stock is a fixed number of shares of First Mid common stock; it is not a number of shares of First Mid common stock with a particular fixed market value. The market value of shares of First Mid common stock and First Clover Leaf common stock at the effective time of the merger may vary significantly from their respective values on the date the merger agreement was executed or at other dates, including the date on which First Clover Leaf stockholders vote on the adoption of the merger agreement. The market price of First Mid’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding First Mid’s operations or business prospects, including market sentiment regarding First Mid’s entry into the merger agreement. These risks may be affected by, among other things:

•	operating results that vary from the expectations of First Mid management or of securities analysts and investors;

•	operating and securities price performance of companies that investors consider to be comparable to First Mid;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by First Mid or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.
Stock price changes may also result from a variety of other factors, many of which are outside of the control of First Mid and First Clover Leaf, including changes in the business, operations or prospects of First Mid or First Clover Leaf, regulatory considerations, and general business, market, industry or economic conditions. Accordingly, at the time of the First Clover Leaf special meeting, First Clover Leaf stockholders will not know or be able to calculate the market value of the First Mid common shares they would receive upon the completion of the merger.
First Clover Leaf Stockholders May Receive a Form of Consideration Different from what they Elect.
Although each holder of First Clover Leaf common stock may elect to receive as consideration only shares of First Mid common stock, only cash or a combination of First Mid common stock and cash, the pool of the aggregate cash and shares of First Mid common stock representing merger consideration for all First Clover Leaf stockholders is fixed and no more than 25% of the outstanding shares of First Clover Leaf common stock will be exchanged for cash and no more than 75% of the outstanding shares of First Clover Leaf common stock will be exchanged for First Mid common stock. As a result, if either the aggregate cash elections or stock elections exceed the maximum availability, First Clover Leaf stockholders who elect the consideration that exceeds the maximum availability will receive some of their merger consideration in the form that they did not elect.

The Market Price of First Mid Common Stock after the Merger May be Affected by Factors Different from Those Affecting the Shares of First Clover Leaf or First Mid Currently.
Upon completion of the merger, holders of First Clover Leaf common stock will become holders of First Mid common stock. First Mid’s business differs in important respects from that of First Clover Leaf and they currently operate in different markets. Accordingly, the results of operations of the combined company and the market price of First Mid common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Mid and First Clover Leaf. For a discussion of the business and market of First Mid and of some important factors to consider in connection with its business, please see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Incorporation of Certain First Mid Documents by Reference.” For a discussion of the business and market of First Clover Leaf and of some important factors to consider in connection with its business, please see “Business of First Clover Leaf.”
First Clover Leaf Stockholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.
First Clover Leaf stockholders currently have the right to vote in the election of the First Clover Leaf board of directors and on other matters requiring stockholder approval under Maryland law and First Clover Leaf’s articles of incorporation and bylaws. Upon the completion of the merger, each First Clover Leaf stockholder will become a stockholder of First Mid with a percentage ownership of First Mid that is smaller than such stockholder’s percentage ownership of First Clover Leaf. Additionally, only one member of the First Mid board of directors after the completion of the merger will be designated by First Clover Leaf upon the completion of the merger. Based on the number of issued and outstanding shares of First Mid common stock and First Clover Leaf common stock on July 26, 2016, and the exchange ratio of 0.495 and the maximum aggregate number of shares of First Mid common stock available as merger consideration, and assuming no adjustment in the number of shares of First Mid common stock to be issued as merger consideration pursuant to the merger agreement, stockholders of First Clover Leaf, as a group, will receive shares in the merger constituting approximately 20.9% of First Mid common shares expected to be outstanding immediately after the merger (without giving effect to any First Mid common shares held by First Clover Leaf stockholders prior to the merger). Because of this, current First Clover Leaf stockholders, as a group, will have less influence on the board of directors, management and policies of First Mid (as the combined company following the merger) than they now have on the board of directors, management and policies of First Clover Leaf.
A lawsuit has been filed against First Clover Leaf, certain executive officers of First Clover Leaf, certain members of First Clover Leaf’s board of directors and First Mid and any adverse judgment in such lawsuit may prevent the merger from becoming effective or from becoming effective within the expected time frame.
First Clover Leaf, certain executive officers of First Clover Leaf, certain members of the First Clover Leaf board of directors and First Mid have been named as defendants in a purported class action lawsuit brought by an alleged First Clover Leaf individual stockholder challenging the merger and seeking, among other things, to enjoin the defendants from completing the merger pursuant to the terms of the merger agreement. One of the conditions to the completion of the merger is that no order, injunction or decree preventing the consummation of the merger shall have been issued by any court or agency of competent jurisdiction and be in effect. Consequently, if the plaintiff is successful in obtaining an injunction prohibiting the parties from completing the merger pursuant to the terms of the merger agreement, such an injunction may prevent the completion of the merger in the expected time frame (or altogether), and any other adverse judgment could adversely affect the value of First Mid's common stock. See "The Merger-Legal Proceedings Related to the Merger.”
First Mid May Fail to Realize the Anticipated Benefits of the Merger.
First Mid and First Clover Leaf have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, First Mid’s ability to combine the businesses of First Mid and First Clover Leaf in a manner that permits growth opportunities, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies, and does not materially disrupt the existing customer relationships of First Mid or First Clover Leaf nor result in decreased revenues due to any loss of customers. If First

Mid is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving corporation’s business, financial condition, operating results and prospects.
Certain employees may not be employed by First Mid after the merger. In addition, employees that First Mid wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of First Mid’s or First Clover Leaf’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of First Mid or First Clover Leaf to maintain relationships with customers and employees or to achieve the anticipated benefits and cost savings of the merger.
Among the factors considered by the boards of directors of First Mid and First Clover Leaf in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all.
Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.
Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from bank regulatory agencies and other governmental authorities. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. First Mid and First Clover Leaf believe that the merger should not raise significant regulatory concerns and that First Mid will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties’ commitments to use their reasonable and diligent efforts to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, First Mid and First Clover Leaf will not be required to take actions that would reasonably be expected to materially restrict or burden First Mid following the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected time frame. In addition, neither First Mid nor First Clover Leaf can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the merger.
The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among other things: approval of the merger agreement and the transactions it contemplates by First Clover Leaf and First Mid stockholders, receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or First Mid or First Clover Leaf may elect to terminate the merger agreement in certain other circumstances.

Termination of the Merger Agreement Could Negatively Impact First Clover Leaf.
If the merger is not completed for any reason, including as a result of First Clover Leaf stockholders or First Mid stockholders declining to approve the merger agreement, the ongoing business of First Clover Leaf may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, First Clover Leaf would be subject to a number of risks, including the following:

•
First Clover Leaf may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•	First Clover Leaf may experience negative reactions from its customers, vendors and employees;

•	First Clover Leaf will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•
the merger agreement places certain restrictions on the conduct of First Clover Leaf’s businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of First Mid (not to be unreasonably withheld, conditioned or delayed), may prevent First Clover Leaf from making certain acquisitions or taking certain other specified actions during the pendency of the merger; and

•
matters relating to the merger (including integration planning) will require substantial commitments of time and resources by First Clover Leaf management, which would otherwise have been devoted to other opportunities that may have been beneficial to First Clover Leaf as an independent company.

If the merger agreement is terminated and the First Clover Leaf board of directors seeks another merger or business combination, First Clover Leaf stockholders cannot be certain that First Clover Leaf will be able to find a party willing to offer equivalent or more attractive consideration than the consideration First Mid has agreed to provide in the merger, or that such other merger or business combination will be completed. Additionally, if the merger agreement is terminated and the First Clover Leaf board of directors seeks another merger or business combination, under certain circumstances First Clover Leaf may be required to pay First Mid a termination fee of $3.6 million.
First Clover Leaf Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on First Clover Leaf and, consequently, on First Mid. These uncertainties may impair First Clover Leaf’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with First Clover Leaf to seek to change existing business relationships with First Clover Leaf. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, First Mid’s business following the merger could be negatively impacted. In addition, the merger agreement restricts First Clover Leaf from making certain transactions and taking other specified actions without the consent of First Mid until the merger occurs. These restrictions may prevent First Clover Leaf from pursuing attractive business opportunities that may arise prior to the completion of the merger.

First Clover Leaf Directors and Officers May Have Interests in the Merger Different From the Interests of First Clover Leaf Stockholders.
The interests of some of the directors and executive officers of First Clover Leaf may be different from those of First Clover Leaf stockholders, and the directors and officers of First Clover Leaf may be participants in arrangements that are different from, or are in addition to, those of First Clover Leaf stockholders. The members of the First Clover Leaf’s board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that First Clover Leaf’s common stockholders vote in favor of adopting the merger agreement. Such interests include, among others:

•	the receipt of certain change in control benefits;

•	extending offers of employment to certain named executive officers;

•	entering into a severance and retention arrangement with certain named executive officers; and

•	the continuation of service on First Mid’s board of directors of one First Clover Leaf director.
These interests are more fully described in this joint proxy statement-prospectus under the heading “The Merger-interests of certain persons in the merger” on page 69.
The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Acquire First Clover Leaf for Greater Merger Consideration.
The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to First Clover Leaf that might result in greater value to First Clover Leaf’s stockholders than the proposed merger with First Mid or may result in a potential competing acquirer proposing to pay a lower per share price to acquire First Clover Leaf than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on First Clover Leaf from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by First Clover Leaf’s board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. First Clover Leaf also has an unqualified obligation to submit the proposal to approve the merger to a vote by its stockholders, even if First Clover Leaf receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms. In addition, First Clover Leaf may be required to pay First Mid a termination fee of $3.6 million upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See “Description of the Merger Agreement-Termination” beginning on page 91 and “Description of the Merger Agreement-Termination fees” beginning on page 92.
The Unaudited Pro Forma Combined Condensed Consolidated Financial Information Included in This Joint Proxy Statement/Prospectus Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.
The unaudited pro forma financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that First Mid and First Clover Leaf currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to First Clover Leaf’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of First Clover Leaf as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

The Respective Opinions of First Mid and First Clover Leaf’s Financial Advisors Will Not Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Completion of the Merger.
Neither First Mid nor First Clover Leaf has obtained an updated opinion from its respective financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of First Clover Leaf or First Mid, general market and economic conditions and other factors that may be beyond the control of First Clover Leaf or First Mid, and on which the opinions of the financial advisors of First Mid and First Clover Leaf were based, may significantly alter the value of First Clover Leaf or the prices of First Mid common stock or First Clover Leaf common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because neither First Mid nor First Clover Leaf currently anticipates asking its financial advisor to update its opinion, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.
First Mid and First Clover Leaf Will Incur Transaction and Integration Costs in Connection with the Merger.
Each of First Mid and First Clover Leaf has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. In addition, First Mid will incur integration costs following the completion of the merger as First Mid integrates the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. See the risk factor entitled “-First Mid May Fail to Realize the Anticipated Benefits of the Merger” on page 28. First Mid and First Clover Leaf may also incur additional costs to maintain employee morale and to retain key employees. First Mid and First Clover Leaf will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger.
The shares of First Mid common stock to be received by First Clover Leaf common stockholders as a result of the merger will have different rights from the shares of First Clover Leaf common stock.
Upon completion of the merger, First Clover Leaf common stockholders who receive merger consideration constituting First Mid common stock will become First Mid stockholders and their rights as stockholders will be governed by the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) and First Mid’s certificate of incorporation and bylaws. The rights associated with First Clover Leaf common stock are different from the rights associated with First Mid common stock. Please see “Comparison of Rights of First Mid Stockholders and First Clover Leaf Stockholders” beginning on page 145 for a discussion of the different rights associated with First Mid common stock.
Risks Relating to First Mid’s Business
You should read and consider risk factors specific to First Mid’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in First Mid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the sections entitled “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 154 and 153, respectively, of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which this joint proxy statement/prospectus refer, contain certain forward-looking statements, such as discussions of pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules of First Mid and First Clover Leaf. Such forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things,

•	the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Clover Leaf will not be realized or will not be realized within the expected time period;

•	the risk that integration of the operations of First Clover Leaf with First Mid will be materially delayed or will be more costly or difficult than expected;

•	the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals;

•	the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals;

•	the failure of the proposed transactions to close for any other reason;

•	the effect of the announcement of the transaction on customer relationships and operating results;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	changes in interest rates;

•	general economic conditions and those in the market areas of First Mid and First Clover Leaf;

•	legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve;

•	the quality or composition of First Mid’s and First Clover Leaf’s loan or investment portfolios and the valuation of those investment portfolios;

•	success in raising capital by First Mid;

•	demand for loan products; deposit flows;

•	competition, demand for financial services in the market areas of First Mid and First Clover Leaf; and

•	accounting principles, policies and guidelines.

These risks and uncertainties should be considered in evaluations of forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Mid and First Clover Leaf, including additional factors and risks that could materially affect First Mid’s and First Clover Leaf’s financial results, are included in First Mid’s and First Clover Leaf’s filings with the SEC, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THE SPECIAL MEETING OF FIRST CLOVER LEAF STOCKHOLDERS

Purpose

First Clover Leaf stockholders are receiving this joint proxy statement/prospectus because on July 25, 2016, the record date for a special meeting of stockholders to be held on August 31, 2016, at the LeClaire Room on the N.O. Nelson Campus of Lewis & Clark Community College, located at 600 Troy Road, Edwardsville, Illinois 62025 at 4:00 p.m., local time, they owned shares of the common stock of First Clover Leaf, and the board of directors of First Clover Leaf is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Each copy of this joint proxy statement/prospectus was mailed to holders of First Clover Leaf common stock on or about August 2, 2016, and is accompanied by a proxy card for use at the meeting and at any adjournment(s) of the meeting.
At the special meeting, the First Clover Leaf board of directors will ask you to vote upon the following:

•	a proposal to approve the merger agreement and the transactions contemplated therein;

•
a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of First Clover Leaf may receive in connection with the merger proposal pursuant to existing agreements or arrangements with First Clover Leaf; and

•
a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. Instead of voting by mailing a proxy card, record stockholders can vote their shares of First Clover Leaf common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement and the transactions contemplated therein.
Record date, shares entitled to vote, required vote, quorum

The record date for the First Clover Leaf special meeting is July 25, 2016. First Clover Leaf’s stockholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 7,005,883 shares of First Clover Leaf common stock outstanding and entitled to vote at the meeting. The outstanding shares are held by approximately 741 holders of record.
The presence, in person or by proxy, of a majority of the shares of First Clover Leaf common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of First Clover Leaf common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.

To determine the presence of a quorum at the meeting, First Clover Leaf will also count as present at the meeting broker non-votes, the shares of First Clover Leaf common stock present in person but not voting, and the shares of common stock for which First Clover Leaf has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Based on the number of shares of First Clover Leaf common stock outstanding as of the record date, at least 3,502,942 shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.
Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the First Clover Leaf compensation proposal and the proposal to adjourn the special meeting also requires the affirmative vote of a majority of the outstanding shares of First Clover Leaf common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the proposals.
As of the record date for the meeting, First Clover Leaf’s directors and executive officers beneficially owned a total of 1,216,925 shares, or approximately 17.37% of the outstanding shares, of First Clover Leaf common stock. We anticipate that these individuals will vote their shares in favor of the merger agreement. Certain of these individuals have entered into a written agreement with First Mid that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.
How to vote your shares

Instead of voting by completing, signing and returning the enclosed proxy card, stockholders of record can vote their shares of First Clover Leaf common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 10:59 p.m., Central Standard Time, on August 30, 2016.
If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the First Clover Leaf board of directors recommends and will be voted “FOR” approval of the merger agreement and the transactions contemplated therein, “FOR” the First Clover Leaf compensation proposal and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, it will have no effect.
You should send your stock certificates to the exchange agent with your election form prior to the election deadline.
Shares held in “street name”

If you hold shares in “street name” with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by stockholders, but will count for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal, the First Clover Leaf compensation proposal and the adjournment proposal.

We therefore encourage you to provide directions to your broker, bank or other fiduciary as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. Your broker, bank or other fiduciary may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other fiduciary that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other fiduciary, you must contact your broker, bank or other fiduciary. If you want to vote your shares of First Clover Leaf common stock held in street name in person at the special meeting, you will need to obtain a written proxy in your name from your broker, bank or other fiduciary.
Revocation of proxies

You may revoke your proxy at any time before it is voted by filing with the Secretary of First Clover Leaf a duly executed revocation of proxy, submitting a new proxy with a later date; or voting in person at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.
All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: First Clover Leaf Financial Corp., Corporate Secretary, 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of First Clover Leaf in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. First Clover Leaf will pay the costs associated with the solicitation of proxies for the special meeting. First Clover Leaf has retained Alliance Advisors to assist in the solicitation of proxies for a fee of approximately $15,000.
THE FIRST CLOVER LEAF PROPOSALS
Proposal 1-Approval of the Merger Agreement
At the First Clover Leaf special meeting, stockholders of First Clover Leaf will be asked to approve the merger agreement, pursuant to which First Clover Leaf will merge with and into First Mid, and the transactions contemplated therein. Stockholders of First Clover Leaf should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.
For the reasons discussed in this joint proxy statement/prospectus, the board of directors of First Clover Leaf unanimously determined that the merger agreement and the transactions contemplated therein are in the best interests of First Clover Leaf and its stockholders, and unanimously adopted and approved the merger agreement. The board of directors of First Clover Leaf unanimously recommends that First Clover Leaf stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein.
Proposal 2-First Clover Leaf Compensation Proposal
In accordance with Section 14A of the Exchange Act, First Clover Leaf is providing its stockholders with the opportunity to cast an advisory (non-binding) vote on certain compensation that may become payable to its named executive officers that is based on or otherwise relates to the merger, the value of which is set forth in the table included in the section of this joint proxy statement/prospectus entitled “The Merger-Merger-related compensation for First Clover Leaf’s named executive officers.” As required by Section 14A of the Exchange Act, and the applicable SEC rules issued thereunder, First Clover Leaf is asking its stockholders to vote on the approval of the following resolution:

RESOLVED, that the compensation that may be paid or become payable to First Clover Leaf’s named executive officers that is based on or otherwise relates to the merger, as disclosed in the table and associated narrative discussion in the section of the proxy statement and prospectus entitled “The Merger-Merger-related compensation for First Clover Leaf’s named executive officers,” is hereby APPROVED.”
Approval of the First Clover Leaf compensation proposal requires the affirmative vote of the majority of shares votes cast without regard to broker non-votes or proxies marked “ABSTAIN.” The vote on the First Clover Leaf compensation proposal is a vote separate and apart from the vote on the merger. Accordingly, a First Clover Leaf stockholder may vote to approve the merger and vote not to approve the First Clover Leaf compensation proposal and vice versa.
Because the vote on the First Clover Leaf compensation proposal is advisory in nature only, it will not be binding on either First Cover Leaf or First Mid. Accordingly, because First Clover Leaf is contractually obligated to pay the compensation described in the section of this proxy statement and prospectus entitled “The Merger-Merger-related compensation for First Clover Leaf’s named executive officers,” such compensation will be payable, subject only to the conditions applicable thereto, if the merger is approved and the merger is completed, regardless of the outcome of the advisory vote.
The Board of Directors of First Clover Leaf unanimously recommends a vote “FOR” the First Clover Leaf compensation proposal.
Proposal 3-Adjournment of the Special Meeting

If, at the First Clover Leaf special meeting, the number of shares of First Clover Leaf common stock cast in favor of the merger agreement is insufficient to approve the merger agreement and the transactions contemplated therein, First Clover Leaf intends to move to adjourn the First Clover Leaf special meeting in order to enable the board of directors of First Clover Leaf to solicit additional proxies for approval of the merger agreement and the transactions contemplated therein. In this proposal, First Clover Leaf is asking its stockholders to authorize the holder of any proxy solicited by the board of directors of First Clover Leaf, on a discretionary basis, to vote in favor of adjourning the First Clover Leaf special meeting to another time and place for the purpose of soliciting additional proxies.
The board of directors of First Clover Leaf unanimously recommends a vote “FOR” the proposal to adjourn the special meeting.

INFORMATION ABOUT THE SPECIAL MEETING OF FIRST MID STOCKHOLDERS

Purpose

First Mid stockholders are receiving this joint proxy statement/prospectus because on July 25, 2016, the record date for a special meeting of stockholders to be held on August 31, 2016, at First Mid-Illinois Bank & Trust, N.A., 1515 Charleston Avenue, Mattoon, Illinois 61938 at 4:00 p.m., local time, they owned shares of the common stock of First Mid, and the board of directors of First Mid is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Each copy of this joint proxy statement/prospectus was mailed to holders of First Mid common stock on or about August 2, 2016, and is accompanied by a proxy card for use at the meeting and at any adjournment(s) of the meeting.
At the special meeting, the First Mid board of directors will ask you to vote upon the following:

•	a proposal to approve the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger; and

•
a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. Instead of voting by mailing a proxy card, record stockholders can vote their shares of First Mid common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement and the transactions contemplated therein.
Record date, shares entitled to vote, required vote, quorum

The record date for the First Mid special meeting is July 25, 2016. First Mid’s stockholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 9,843,652 shares of First Mid common stock outstanding and entitled to vote at the meeting. The outstanding shares are held by approximately 564 holders of record.
The presence, in person or by proxy, of a majority of the shares of First Mid common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of First Mid common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.
To determine the presence of a quorum at the meeting, First Mid will also count as present at the meeting broker non-votes, the shares of First Mid common stock present in person but not voting, and the shares of common stock for which First Mid has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Based on the number of shares of First Mid common stock outstanding as of the record date, at least 4,921,827 shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the outstanding shares of First Mid common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the proposal to adjourn the special meeting requires the affirmative vote of a majority of the votes cast for the proposal. Abstentions are deemed to be votes cast and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on this proposal.
As of the record date for the meeting, First Mid’s directors and executive officers beneficially owned a total of 1,937,769 shares, or approximately 19.7% of the outstanding shares, of First Mid common stock. We anticipate that these individuals will vote their shares in favor of the merger agreement.
How to vote your shares

Instead of voting by completing, signing and returning the enclosed proxy card, stockholders of record can vote their shares of First Mid common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 1:00 a.m., Central Time, on August 31, 2016.
If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the First Mid board of directors recommends and will be voted “FOR” approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid stock in connection with the merger, and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, it will have no effect.
Shares held in “street name”

If you hold shares in “street name” with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by stockholders, but will count for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal but will not affect the adjournment proposal.
We therefore encourage you to provide directions to your broker, bank or other fiduciary as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. Your broker, bank or other fiduciary may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other fiduciary that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other fiduciary, you must contact your broker, bank or other fiduciary. If you want to vote your shares of First Mid common stock held in street name in person at the special meeting, you will need to obtain a written proxy in your name from your broker, bank or other fiduciary.

Revocation of proxies

You may revoke your proxy at any time before it is voted by filing with the Secretary of First Mid a duly executed revocation of proxy, submitting a new proxy with a later date; or voting in person at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.
All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: First Mid-Illinois, Bancshares, Inc., Corporate Secretary, 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of First Mid in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. First Mid will pay the costs associated with the solicitation of proxies for the special meeting.

THE FIRST MID PROPOSALS

Proposal 1-Approval of the Merger Agreement and the Share Issuance

At the First Mid special meeting, stockholders of First Mid will be asked to approve the merger agreement, pursuant to which First Clover Leaf will merge with and into First Mid, and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger. Stockholders of First Mid should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.
For the reasons discussed in this joint proxy statement/prospectus, the board of directors of First Mid determined that the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, are in the best interests of First Mid and its stockholders, and adopted and approved the merger agreement. The board of directors of First Mid recommends that First Mid stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger.
Proposal 2-Adjournment of the Special Meeting

If, at the First Mid special meeting, the insufficient number of shares of First Mid common stock cast in favor of the merger agreement is insufficient to approve the merger agreement and the transactions contemplated therein, First Mid intends to move to adjourn the First Mid special meeting in order to enable the board of directors of First Mid to solicit additional proxies for approval of the merger agreement and the transactions contemplated therein. In this proposal, First Mid is asking its stockholders to authorize the holder of any proxy solicited by the board of directors of First Mid, on a discretionary basis, to vote in favor of adjourning the First Mid special meeting to another time and place for the purpose of soliciting additional proxies.
The board of directors of First Mid recommends a vote “FOR” the proposal to adjourn the special meeting.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. While First Mid and First Clover Leaf believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, the attached Appendices and the other documents to which this joint proxy statement/prospectus refers for a more complete understanding of the merger. The agreement and plan of merger attached hereto as Appendix A, not this summary, is the legal document which governs the merger.
General
The boards of directors of First Mid and First Clover Leaf are using this joint proxy statement/prospectus to solicit proxies from the holders of First Mid and First Clover Leaf common stock for use at the First Mid and First Clover Leaf special meetings of stockholders at which First Mid and First Clover Leaf stockholders will be asked to vote on approval of the merger agreement and thereby approve the merger. When the merger is consummated, First Clover Leaf will merge with and into First Mid and will cease to exist, which will result in First Clover Leaf Bank being a wholly-owned subsidiary of First Mid. The merger is anticipated to be completed in the second half of 2016. At a date following the completion of the merger, First Mid intends to merge First Clover Leaf Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. At such time, First Clover Leaf Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate First Clover Leaf Bank and First Mid Bank as separate bank subsidiaries.
Under the merger agreement, the officers and directors of First Mid serving at the effective time of the merger will continue to serve as the officers and directors of First Mid after the merger is consummated, provided that, subject to any necessary approvals, First Mid shall take all appropriate action, subject to and in accordance with the respective bylaws of First Mid and First Clover Leaf, to appoint one individual currently serving on First Clover Leaf’s board of directors and mutually agreeable to the parties to First Mid’s board of directors, effective at the effective time of the merger and to appoint one individual currently serving on First Clover Leaf Bank’s board of directors and mutually agreeable to the parties to First Mid Bank’s board of directors, effective at the effective time of the bank merger.
Each share of First Clover Leaf common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by First Clover Leaf as treasury stock or otherwise owned by First Clover Leaf or First Mid and any dissenting shares), will be converted into the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of common stock, par value $4.00 per share, of First Mid, subject to certain adjustments and proration, as set forth in the merger agreement. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying $12.87 by the fractional share of First Mid common stock to which such former holder of First Clover Leaf common stock would otherwise be entitled. The maximum number of shares of First Clover Leaf common stock to be converted into cash consideration will equal 25% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time of the merger. The maximum number of shares of First Clover Leaf common stock to be converted into stock consideration will equal 75% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time of the merger. Shares of First Clover Leaf common stock held by First Clover Leaf stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.
Background of the merger
First Clover Leaf’s board of directors and management has regularly reviewed and discussed its business strategy, performance and prospects in the context of the economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these discussions have included possible strategic alternatives available to First Clover Leaf, including possible acquisitions or business combinations involving other financial institutions. In connection with First Clover Leaf’s regular and ongoing evaluation of strategic alternatives, members of management and the board of directors have had, from time to time, discussions with representatives of other financial institutions about possible transactions and have regularly updated the board regarding such discussions. First Clover Leaf has also consulted with its legal and financial advisors regarding various possible transactions.
First Mid’s board of directors and management regularly reviews and discusses acquisition opportunities and strategies for growth as part of its ongoing efforts to strengthen its businesses and improve its operations and performance in order to create value for its stockholders, including reviewing strategic alternatives with its investment banking and financial advisor, FIG Partners, LLC (“FIG”), and its outside legal counsel, Schiff Hardin LLP (“Schiff Hardin”). Among other things, these discussions have included dialogue about possible strategic opportunities for growth available to First Mid and potential acquisitions or business combinations involving various other financial institutions.
On July 27, 2012, William Rowland, who was then the Chairman, President and Chief Executive Officer of First Mid, and Dennis Terry, who was then the President and Chief Executive Officer of First Clover Leaf, met at First Clover Leaf’s headquarters in Edwardsville, Illinois for an introductory meeting. During this meeting, Mr. Rowland mentioned First Mid’s potential interest in expanding into First Clover Leaf’s market territory and asked that First Clover Leaf keep First Mid in mind for strategic options in the future. On September 7, 2012, Mr. Terry met with Mr. Rowland and expressed interest in continuing discussions with First Mid.
On January 22, 2013, Mr. Rowland, accompanied by Joseph Dively, who was then First Mid’s Senior Executive Vice President, met with the First Clover Leaf board of directors and discussed the history and financial performance of First Mid. At this meeting, First Clover Leaf requested that First Mid submit an acquisition proposal.
At the February 26, 2013 regularly scheduled meeting of the First Mid board of directors, Mr. Rowland discussed and presented a draft of a non-binding indication of interest setting forth the terms on which First Mid would offer to acquire First Clover Leaf. The terms included a price between $10.25 and $10.75 per share, subject to certain conditions, including satisfactory completion of due diligence and the negotiation of a mutually agreeable definitive agreement. Following discussion, the First Mid board of directors approved the non-binding indication of interest and First Mid delivered it to First Clover Leaf.
On March 1, 2013, Mr. Terry called Mr. Rowland and informed him that First Clover Leaf had determined to remain independent and, accordingly, did not accept First Mid’s acquisition proposal.
On October 24, 2013, Mr. Dively and Mike Taylor, First Mid’s Senior Executive Vice President and Chief Financial Officer, met with First Clover Leaf’s then newly appointed President and Chief Executive Officer, P. David Kuhl. At the meeting, Mr. Dively and Mr. Taylor expressed First Mid’s interest in exploring strategic opportunities with First Clover Leaf.
Through 2014 and 2015, the First Mid board of directors continued to explore various strategic directions and growth opportunities for First Mid, including, from time to time, potential acquisitions or business combinations with financial institutions other than First Clover Leaf.
Through 2014 and August of 2015, First Clover Leaf considered a number of possible strategic transactions in which First Clover Leaf would be the acquiring party. In each instance, First Clover Leaf was unable to negotiate a transaction or to make a competitive bid for another financial institution, in many cases because First Clover Leaf’s common stock was not trading at a high enough value to make an attractive acquisition proposal.
Early in the summer of 2015, the First Clover Leaf board and management determined to engage in a strategic planning session in August that would provide more formal guidance from a financial advisor regarding First Clover Leaf’s prospects with strategic transactions, both as a an acquiror and as a seller, as well as its prospects and stock valuation as an independent entity. Subsequently, Mr. Kuhl contacted a representative of Raymond James & Associates, Inc. (“Raymond James”), who had been in regular contact with First Clover Leaf for several years, and asked for Raymond James to prepare a presentation for the board of directors. Over the next several weeks, Raymond James worked closely with management regarding its future prospects, as well as possible financial institutions that may likely be interested in pursuing a strategic transaction with First Clover Leaf.

On August 25, 2015, representations from Raymond James met with the board for the scheduled strategic planning session and discussed First Clover Leaf’s alternatives, including as an acquiror, a seller and remaining as an independent entity. After a lengthy discussion between the board and representatives of Raymond James, it was the general consensus that First Clover Leaf’s common stock was not trading at a high enough value, or with enough trading volume, to make the common stock an attractive acquisition currency. The market for the common stock would make it difficult in the near term for the company to pursue an acquisition strategy that would provide for appropriate increases in stockholder value. Raymond James also discussed the likelihood of First Clover Leaf being able to meaningfully increase the stock’s trading value over time. Additionally, the board and Raymond James discussed the potential value that could be achieved for First Clover Leaf’s stockholders in a change in control transaction and whether that value could exceed the valuation of the common stock if First Clover Leaf stayed as an independent entity and met its budgeted performance over the next several years. At the conclusion of Raymond James’s presentation, the board determined that it was in the best interest of the company’s stockholders to more actively explore its strategic options to determine whether there was a possible merger partner that shared First Clover Leaf’s desire to maximize stockholder value while providing a high level of banking services to the communities and customers that it serves. To this end, the board appointed an executive committee, consisting of independent directors as well as Mr. Kuhl (the “Executive Committee”), to work with Raymond James to develop an effective strategy to make this determination and to report their results at the regularly scheduled September board meeting.
Over the next several weeks, Raymond James worked with the Executive Committee and developed a list of eleven potential merger partners. Raymond James then contacted each of these eleven partners to discuss their potential interest in an acquisition of a community bank in the St. Louis area. First Mid was not one of the eleven identified potential merger partners. On September 21, 2015, Raymond James met with the Executive Committee to report their findings and to recommend a strategic process designed to approach the most viable merger partners to further determine if there was a merger transaction that would maximize shareholder value to First Clover Leaf’s stockholders. With the input from Raymond James, the Executive Committee determined that it would recommend to the full board that the Company undertake a process to approach the six potential merger partners that had demonstrated an interest in acquiring a bank in the St. Louis area, the capacity to offer a compelling price and the ability to continue to offer a high level of banking services to the communities and customers served by First Clover Leaf. On September 22, 2015, the Executive Committee made this recommendation at the regularly scheduled board meeting. After much discussion with representatives of Raymond James, the board voted unanimously to retain the services of Raymond James to serve as their financial advisor and to execute the strategy developed by the Executive Committee with the help of Raymond James.
On October 5, 2015, Mr. Kuhl met with representatives of First Clover Leaf’s special legal counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP (“Barack Ferrazzano”), to discuss various legal matters related to an exploration of a company’s strategic options, including the board’s fiduciary duties, obligations under federal and state securities laws, the due diligence process and maintaining confidentiality throughout the process.
On October 7, 2015, First Clover Leaf entered into an engagement letter with Raymond James for it to serve as First Clover Leaf’s financial advisor through the strategic process. Over the next several weeks, representatives of Raymond James worked with management of First Clover Leaf as well as representatives of Barack Ferrazzano to develop materials necessary for the process, including establishing a due diligence on-line data room, preparing confidentiality agreements and initial informational materials.
On October 30, 2015, Raymond James began contacting the six previously determined parties on a no-names basis to determine their level of interest in entering into a confidentiality agreement. Over that time period, four of the parties indicated that they were interested in executing a confidentiality agreement so they could learn the identity of the possible acquisition candidate and evaluate whether the party would move forward with its diligence review. Each of those parties executed a confidentiality agreement.
Three parties expressed a desire to move forward with due diligence and, on November 9, 2015, Raymond James opened an on-line data room for those interested parties. On November 10, 2015, a party that had signed a confidentially agreement and had begun due diligence informed Raymond James that it was removing itself from the process as a result of general timing issues and its need to focus on other internal projects.

Two parties, “Party A” and “Party B,” expressed an early interest in meeting with Mr. Kuhl regarding the potential business combination. On November 12, 2015, Mr. Kuhl and representatives of Raymond James met with representatives from Party A and on November 16, 2015, they met with representatives from Party B.
In early December, “Party C” informed Raymond James that it was no longer interested in pursuing a transaction with First Clover Leaf as it was engaged in a strategic transaction with another financial institution and could not conduct two transactions simultaneously.
On November 23, 2015, Mr. Dively and Mr. Kuhl met for a general discussion about their respective organizations. On December 4, 2015, Mr. Dively met with representatives of Raymond James. During these meetings, Mr. Dively discussed the listing of First Mid’s common stock on the NASDAQ Global Market in May 2014, as well as First Mid’s institutional ownership, recent increase in stock price, efforts to increase interest in its common stock, general desire to participate in acquisition transactions, and general interest in the St. Louis market. Prior to and during these meetings, Mr. Dively did not know, and neither Mr. Kuhl nor Raymond James mentioned to Mr. Dively, that First Clover Leaf had undertaken a strategic process and the conversation was general in nature regarding the respective companies’ business practices, philosophies, market areas and general strategies. As mentioned, First Mid was not originally a party identified by Raymond James as a likely merger partner. However, since the start of the process, First Mid’s stock price had improved meaningfully and, as a result, First Clover Leaf determined that First Mid had the financial capacity to be competitive with the other potential partners.
On December 9, 2015, First Clover Leaf received two initial, non-binding, indications of interest, one from each of Party A and Party B. Party A’s initial indication of interest provided for a per share merger consideration of between $12.50 and $13.50, which consisted of 70% of Party A’s common stock and 30% cash. Party B’s initial indication of interest provided for a per share merger consideration of $12.25, to be paid in all cash. Each of the indications of interest provided for customary conditions, including more in-depth due diligence.
On December 10, 2015, the Executive Committee met to review the initial indications of interest provided by Party A and Party B. After a lengthy discussion and presentation by Raymond James, the Executive Committee instructed Raymond James to negotiate with both parties in an attempt to get them to raise their proposed merger consideration. They also agreed to allow Party A to conduct more in-depth due diligence on First Clover Leaf’s credit portfolio. The Executive Committee also discussed bringing First Mid into the process and, after a discussion regarding First Mid’s attributes as a possible merger partner, it authorized Raymond James to allow First Mid to conduct due diligence after it entered into a confidentiality agreement.
Following that meeting, Raymond James informed First Mid of an acquisition opportunity related to an un-named target company and asked First Mid to execute a non-disclosure agreement in order to receive information about the opportunity. On December 11, 2015, First Mid entered into a confidentiality agreement and was informed of First Clover Leaf’s identity as the acquisition target. First Mid was granted access to the on-line data room.
At its regularly scheduled meeting on December 15, 2015, the First Clover Leaf board met with representatives of Raymond James and Barack Ferrazzano and discussed in-depth the preliminary indications of interest received, the inclusion of First Mid in the process and the remaining due diligence that would be conducted by the interested parties.
Over the next several weeks, Raymond James had ongoing discussions with Party A and Party B, as well as with First Mid, regarding their indications of interest and their ability to maximize the merger consideration to be received by First Clover Leaf’s stockholders.
On January 4, 2016, the First Mid board of directors held a special meeting and discussed the merits of the potential acquisition of First Clover Leaf and parameters to be included in an indication of interest. At the meeting, FIG presented on the financial aspects of the transaction, and the board of directors approved (with the exception of Robert S. Cook, who abstained from participating in any decision-making relating to the merger) the submission of a preliminary, non-binding indication of interest to First Clover Leaf outlining the principal terms and conditions of a potential acquisition, subject to certain conditions, including satisfactory completion of due diligence and the negotiation of a mutually agreeable definitive agreement. These terms included, among other things, merger consideration of $12.00 per share, 60% of which would be paid in shares of First Mid common stock and 40% of which would be paid in cash. On January 5, 2016, First Mid delivered to Raymond James its preliminary, non-binding indication of interest.
On January 11, 2016, Party A submitted a revised indication of interest with a per share merger consideration between $11.64 and $12.11, with the same stock and cash mix of 70% stock and 30% cash. Party A indicated to Raymond James that the decrease in the per share merger consideration from its initial indication of interest reflected the substantial decrease in the market value of Party A’s common stock since December 9, 2015, the date of the original submission. Party B also submitted a revised indication of interest on January 11, 2016, in which Party B increased its proposed per share merger consideration to $13.00, all cash. Party B also requested at that time to conduct more in-depth due diligence on First Clover Leaf’s credit portfolio.
On January 12, 2016, the First Clover Leaf board met with representatives of Raymond James and Barack Ferrazzano to discuss the latest three indications of interest received, including the one from First Mid. After a lengthy discussion regarding the levels of interest for a possible transaction, the current market environment and First Clover Leaf’s ongoing evaluation of its value as an independent entity, the board determined that it would be in the best interest of its stockholders to continue to negotiate with all of the remaining parties and attempt to receive a higher level of merger consideration.
Over the next several days, Raymond James approached each of Party A, Party B and First Mid. Party A indicated that, as a result of the decreases in the market value of its common stock, it would be unable to increase its proposed merger consideration. Party A indicated that it remained interested in pursuing a transaction with First Clover Leaf on the terms of its latest indication of interest. Raymond James agreed with Party A that First Clover Leaf would continue its discussions with the other interested parties and that Raymond James could potentially go back to Party A for further discussions in the event that the other proposals were not further developed, but that this would be unlikely if their pricing level remained unchanged. Raymond James agreed with Party B to conduct their credit due diligence in order to confirm their pricing over the next several weeks, with completion targeted for February 16, 2016. Additionally, on January 14, 2016, Raymond James informed FIG that First Mid would not be invited to conduct credit diligence unless they increased their pricing proposal. Raymond James indicated that First Clover Leaf would consider a transaction structure that had more than 60% stock if that would allow First Mid to increase its pricing level.
On January 21, 2016, Mr. Kuhl met with Mr. Dively and Mr. Taylor to discuss the acquisition process and expressed his interest in First Mid continuing in that process. Mr. Kuhl informed Mr. Dively and Mr. Taylor that one other potential acquiror remained in the process. Mr. Dively inquired if an offer of $12.75 per share would be sufficient for First Mid to continue to the next phase and Mr. Kuhl indicated that it would. Mr. Kuhl and Mr. Dively further agreed that First Mid would be permitted to conduct a due diligence review to determine whether asset quality issues existed by reviewing First Clover Leaf’s top 75 credits.
On January 26, 2016, First Mid submitted a revised preliminary, non-binding indication of interest with a proposed per share merger consideration of $12.75, with a stock and cash mix of 75% First Mid stock and 25% cash. On January 26, 2016, the Executive Committee of First Clover Leaf’s board met to discuss this revised indication of interest. There was considerable discussion regarding the attributes of First Mid’s common stock, including the increase in its market value over the several months prior to the revised indication of interest, its dividend payout ratio, trading volume and the anticipation that it would be included in the Russell 2000 index when it is recalibrated in the second quarter of 2016. The board also discussed First Mid’s general business attributes, its history of community banking and its commitment to its customers and the communities that it serves.
Raymond James, FIG, First Clover Leaf and First Mid had ongoing discussions following the submission of First Mid’s January 26, 2016 revised preliminary, non-binding indication of interest and during those discussions Raymond James stressed the need for First Mid to increase its proposed merger consideration. On February 9, 2016, representatives from First Mid and First Clover Leaf met to conduct an asset quality review of First Clover Leaf’s top 75 credits.
On February 16, 2016, First Mid submitted a further revised preliminary, non-binding indication of interest which reflected an increase in the merger consideration to $12.87 a share, with 75% of First Clover Leaf shares to be exchanged for First Mid common stock and 25% of First Clover Leaf shares to be exchanged for cash. It was additionally confirmed that the stock portion would be based on a fixed exchange ratio of .495 determined by using the $12.87 acquisition price and a stock price for First Mid of $26.00.
On February 16, 2016, Party B completed its due diligence. On that date, Party B informed Raymond James that, as a result of its due diligence and Party B’s ongoing strategic objectives, including its desired target markets for expansion and its final determination that First Clover Leaf’s markets did not meet its desired targets, Party B would withdraw from the process. First Mid was not advised by First Clover Leaf of Party B’s decision.
On February 23, 2016 representatives of Raymond James met with board to determine the next course of action. After much discussion, the board agreed to move forward on an exclusive basis to attempt to execute a transaction with First Mid at a price of $12.87 per share. On February 24, 2016, Mr. Kuhl informed Mr. Dively that the First Clover Leaf board of directors’ decision.
On March 1, 2016, First Mid and First Clover Leaf entered into a non-binding letter of intent with the financial terms set forth in the February 16, 2016 revised preliminary, non-binding indication of interest. The letter of intent was subject to customary conditions, including continued due diligence and a 45 day exclusivity provision, subject to a 30 day extension if First Mid and First Clover Leaf are negotiating with each other in good faith. First Mid then began a more in-depth due diligence review of First Clover Leaf’s credit portfolio, contracts, and other legal documents and, shortly thereafter, instructed its special legal advisor, Schiff Hardin to prepare the documentation necessary for the transaction, including a draft of the Merger Agreement, on the terms contained in the letter of intent. In addition, following the execution of the non-binding letter of intent, First Mid and First Clover Leaf and their respective representatives undertook additional, detailed due diligence of each other’s business.
On March 15, 2016, First Mid and Schiff Hardin provided First Clover Leaf and Barack Ferrazzano with an initial draft merger agreement for the proposed transaction. Over the course of the following weeks, the parties and their respective legal advisors exchanged drafts of the merger agreement and disclosure schedules thereto, several of which were shared with the board of directors of each of First Mid and First Clover Leaf, and worked toward finalizing the terms of the transaction, including: the representations and warranties to be given by the parties; the operational covenants regarding First Clover Leaf’s actions between signing of the Merger Agreement and the closing of a transaction; a mechanism to adjust the level of merger consideration in the event that First Clover Leaf does not meet a certain level of adjusted minimum tangible equity; the inclusion of a double-trigger termination provision; the level of severance and other rights of First Clover Leaf employees leading up to, and following, the proposed transaction; and the provisions regarding a termination fee and First Clover Leaf’s ability to pursue other transactions if necessary to satisfy its board’s fiduciary duties. During this period of negotiation, the parties and their representatives continued to conduct ongoing, reciprocal due diligence.
On March 22, 2016, Mr. Kuhl gave an update to First Clover Leaf’s board regarding the ongoing negotiations with First Mid. On March 31, 2016, Mr. Kuhl, certain other of First Clover Leaf’s executive officers and representatives of Raymond James met with representatives of First Mid at their offices in Mattoon, Illinois to interview those officers and conduct additional, reverse due diligence on First Mid. On April 14, 2016, First Mid and First Clover Leaf acknowledged and confirmed that the exclusivity period set forth in the non-binding letter of intent was automatically extended by an additional 30 days.
On April 14, 2016, the Executive Committee of the First Clover Leaf board met to discuss the ongoing negotiations and to discuss the general status of the potential transaction. Representatives of Raymond James and Barack Ferrazzano participated in the discussions. The Executive Committee discussed with management, among other things, the current economic environment in First Clover Leaf’s market areas, the challenges of growing organically and delivering increased value to its stockholders, the performance of First Mid common stock, First Mid operations and their commitment to community banking. Mr. Kuhl indicated that he had discussed with First Mid executives the ability to arrange a meeting between various directors of each of the companies so that First Clover Leaf’s board could gain additional insight into First Mid’s ongoing strategy and community banking strategy. On April 18, 2016, various members of the boards of each company met informally and discussed each other’s strategies and philosophies.

On April 18, 2016, Barack Ferrazzano distributed a draft of the merger agreement to First Clover Leaf’s board for its review and consideration. On April 20, 2016, the First Clover Leaf board held an informal board session, at which there was full attendance, with representatives of Barack Ferrazzano and Raymond James. At that session, representatives of Barack Ferrazzano discussed the terms of the merger agreement in detail and answered questions about the agreement. Additionally, representatives of Raymond James led a discussion with the board regarding the operation of the double-trigger termination provision as well as the price adjustment provision tied to the minimum net worth concept. After a lengthy discussion among the board members, the directors agreed to continue to review the agreement and meet during its regularly scheduled board meeting on April 26, 2016 to consider the final merger agreement and to consider the transactions contemplated thereby.
On April 26, 2016, the First Mid board of directors held a special meeting to discuss the proposed transaction and to review the merger agreement. Representatives from Schiff Hardin, FIG and First Mid’s management joined the meeting and reviewed in detail the final terms of the merger agreement with the board. FIG also reviewed with the board the financial aspects of the transaction and its opinion that, based upon and subject to the various considerations set forth in its written opinion, the merger consideration to be paid to the stockholders of First Clover Leaf in the merger is fair to the stockholders of First Mid from a financial point of view. FIG subsequently delivered its written opinion to the board. After asking questions of FIG, Schiff Hardin and First Mid’s management, the board discussed the terms of the merger agreement, FIG’s opinion and the fiduciary duties the board of directors owes the First Mid stockholders. Following this discussion and consideration, the board determined that the merger agreement and the transactions contemplated thereby, including the issuance of shares of First Mid common stock to First Clover Leaf stockholders, was advisable and in the best interests of First Mid and its stockholders. The board then unanimously approved (with the exception of Robert S. Cook, who abstained from participating in any decision-making relating to the merger) the merger agreement and the transactions contemplated thereby, including the issuance of shares of First Mid common stock to First Clover Leaf stockholders, and to recommend that the First Mid stockholders approve the adoption of the merger agreement.
Also on April 26, 2016, at the First Clover Leaf regularly scheduled board meeting, representatives of management, Raymond James and Barack Ferrazzano reviewed for the First Clover Leaf board of directors the final terms of the transaction documents. Raymond James rendered its written opinion to the First Clover Leaf board of directors that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the holders of First Clover Leaf common stock. The First Clover Leaf board of directors discussed at length the transaction, the pricing terms and the difficulties of being able to grow First Clover Leaf either organically or through acquisitions. In this regard, the First Clover Leaf board considered the financial analyses of Raymond James regarding the valuation of First Clover Leaf as a stand-alone entity. The directors discussed the attributes of First Mid’s common stock, including its recent market performance, its higher dividend payout ratio, its trading volume and the anticipation that it will be included in the Russell 2000 in the next several months. The board also discussed First Mid’s commitment to community banking and its general corporate philosophy. Following extensive discussion and questions and answers, including consideration of the factors described under “First Clover Leaf’s reasons for the merger and recommendation of First Clover Leaf’s board of directors”, the First Clover Leaf board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were in the best interest of First Clover Leaf and its stockholders and to recommend that the First Clover Leaf stockholders approve the adoption of the merger agreement.
Following the respective board meetings of First Mid and First Clover Leaf, in the afternoon of April 26, 2016, First Mid and First Clover Leaf executed the merger agreement and First Mid executed the voting agreements entered into with certain of the directors of First Clover Leaf. After the closing of the market on April 26, 2016, First Mid and First Clover Leaf issued a press release announcing the execution of the merger agreement.
First Clover Leaf’s reasons for the merger and recommendation of the board of directors

At its meeting on April 26, 2016, the First Clover Leaf board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of First Clover Leaf and its stockholders.

In deciding to approve the merger agreement and the transactions contemplated thereby, including the merger, First Clover Leaf’s board of directors consulted with First Clover Leaf’s management, as well as its legal counsel, Barack Ferrazzano, and financial advisor, Raymond James, and considered numerous factors, including the following:

•
information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of First Clover Leaf and First Mid, both individually and as a combined company;

•	the value to be received by First Clover Leaf stockholders in the merger as compared to stockholder value projected for First Clover Leaf as a stand-alone entity over the next several years;

•
the fact that the per share cash merger consideration of $12.87 for each share of First Clover Leaf common stock represented a 34.1% premium over the $9.60 closing price of First Clover Leaf’s common stock on April 25, 2016, the last day of trading prior to the approval of the merger agreement;

•
the fact that the per share stock merger consideration of $12.75, determined by applying the 0.495 exchange ratio to the $25.75 closing price of First Mid’s common stock on April 25, 2016, represented a 32.8% premium over the $9.60 closing price of First Clover Leaf’s common stock on April 25, 2016, the last day of trading prior to the approval of the merger agreement;

•
the market value of First Mid common stock prior to the execution of the merger agreement and the prospects for future appreciation in the stock, including relative to its anticipated inclusion in the Russell 2000 index;

•
the financial analyses of Raymond James, First Clover Leaf’s independent financial advisor, and its written opinion, dated as of April 26, 2016, delivered to the First Clover Leaf board of directors to the effect that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of First Clover Leaf common stock;

•	the enhanced liquidity for First Clover Leaf stockholders, including with respect to the First Mid common stock to be received in the merger;

•	the historical performance of each of First Clover Leaf common stock and First Mid common stock and the dividend paid for each;

•
the fact that First Clover Leaf’s past attempts to acquire, or enter into a merger with, other financial institutions in 2014 and 2015 were unsuccessful and that the First Clover Leaf board of directors was not aware of a potential acquisition that it believed would be in the best interests of stockholders to pursue;

•
First Clover Leaf’s board of directors’ belief that combining with a larger financial institution will benefit stockholders and customers in that the combined organization will be better equipped to respond to economic and industry developments and should be better positioned to develop and build on its position in existing markets;

•
the perceived risks and uncertainties attendant to First Clover Leaf’s operation as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in First Clover Leaf’s market area, increased operating and regulatory costs and increased capital requirements;

•	the effects of the merger on First Clover Leaf’s employees, including the retention of a significant number of employees and their ability to participate in First Mid’s benefit plans;

•
the efforts made to solicit interest from institutions considered to have the ability and potential interest in acquiring First Clover Leaf and the low probability of securing a more attractive proposal from another institution capable of consummating the transaction;

•	the ability of First Mid to complete the merger from a financial and regulatory perspective;

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner;

•
the board of directors’ understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to First Clover Leaf’s stockholders in the merger; and

•
the board of directors’ review with its independent legal advisor, Barack Ferrazzano, of the material terms of the merger agreement, including the board of directors’ ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to First Clover Leaf stockholders and to consider and pursue a better unsolicited acquisition proposal, subject to the potential payment by First Clover Leaf of a termination fee to First Mid, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement.

The above discussion of the information and factors considered by First Clover Leaf’s board is not intended to be exhaustive, but includes a description of all material factors considered by First Clover Leaf’s board.  First Clover Leaf’s board of directors further considered various risks and uncertainties related to each of these factors and the ability to complete the merger.  In view of the wide variety of factors considered by First Clover Leaf’s board of directors in connection with its evaluation of the merger, it did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering the factors described above, individual directors may have given differing weights to different factors. First Clover Leaf’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of First Clover Leaf and its stockholders and that the benefits expected to be achieved from the merger outweigh the potential risks.
After considering the foregoing and other relevant factors and risks, and their overall impact on the stockholders and other constituencies of First Clover Leaf, the First Clover Leaf board of directors concluded that the anticipated benefits of the merger outweighed the anticipated risks of the transaction.  Accordingly, First Clover Leaf’s board of directors unanimously approved the merger agreement and the merger, and the board of directors unanimously recommends that First Clover Leaf stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein.
Opinion of Raymond James & Associates, Inc.

First Clover Leaf retained Raymond James as financial advisor on October 7, 2015. Pursuant to that engagement, the First Clover Leaf board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of First Clover Leaf’s outstanding common stock of the merger consideration to be received by such holders pursuant to the merger agreement.
At the April 26, 2016, meeting of the First Clover Leaf board of directors, a representative of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the First Clover Leaf board of directors, dated April 26, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of First Clover Leaf’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix D to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of First Clover Leaf common stock are urged to read this opinion in its entirety.
Raymond James provided its opinion for the information of the First Clover Leaf board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of the common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the First Clover Leaf board of directors or to any holder of First Clover Leaf common stock as to how the First Clover Leaf board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of First Mid common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of First Mid at that time.
In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement by and between First Mid and First Clover Leaf, dated as of April 18, 2016;

•
reviewed certain information related to the historical, current and future operations, financial condition and prospects of First Clover Leaf made available to Raymond James by First Clover Leaf, including, but not limited to, financial projections prepared by the management of First Clover Leaf relating to First Clover Leaf for the periods ending December 31, 2016 through 2020, as approved for Raymond James’ use by First Clover Leaf (which we refer to as the “Projections”);

•	reviewed First Clover Leaf’s and First Mid’s recent public filings and certain other publicly available information regarding First Clover Leaf and First Mid;

•	reviewed financial, operating and other information regarding First Clover Leaf and the industry in which it operates;

•	reviewed the financial and operating performance of First Clover Leaf and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•
reviewed the current and historical market prices and trading volume for First Clover Leaf and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•
reviewed a certificate addressed to Raymond James from a member of senior management of First Clover Leaf regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of First Clover Leaf;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of First Clover Leaf certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With First Clover Leaf’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of First Clover Leaf, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of First Clover Leaf or First Mid. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with First Clover Leaf’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of First Clover Leaf and Raymond James relied upon First Clover Leaf to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft merger agreement reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or First Clover Leaf that would be material to its analysis or opinion.
Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of the First Clover Leaf common stock. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the First Clover Leaf board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of First Clover Leaf, on the fact that First Clover Leaf was assisted by legal, accounting and tax advisors, and, with the consent of First Clover Leaf relied upon and assumed the accuracy and completeness of the assessments by First Clover Leaf and its advisors, as to all legal, accounting and tax matters with respect to First Clover Leaf and the merger.
In formulating its opinion, Raymond James considered only the merger consideration to be received by the holders of First Clover Leaf common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of First Clover Leaf, or such class of persons, in connection with the merger whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of First Clover Leaf, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of First Clover Leaf’s or any other party’s security holders or other constituents vis-à-vis any other class or group of First Clover Leaf’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of First Clover Leaf or First Mid or the ability of First Clover Leaf or First Mid to pay their respective obligations when they come due.

Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the First Clover Leaf board of directors at its meeting on April 26, 2016, which material was considered by Raymond James in rendering its opinion. No company or merger used in the analyses described below is identical or directly comparable to First Clover Leaf, First Mid or the contemplated merger.
Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 17 publicly-traded banks and thrifts in the Midwest (Iowa, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, South Dakota and Wisconsin) with assets between $500 million and $1.0 billion, last twelve months (which we refer to as “LTM”) return on average assets (which we refer to as “ROAA”) greater than 0.0%, and non-performing assets to total assets (which we refer to as “NPA/assets”) ratio less than 3.0% that it deemed relevant, including:

•	Centrue Financial Corporation

•	County Bancorp, Inc.

•	HopFed Bancorp, Inc.

•	Landmark Bancorp, Inc.

•	Ohio Valley Banc Corp.

•	SB Financial Group, Inc.

•	First Savings Financial Group, Inc.

•	Mackinac Financial Corporation

•	Middlefield Banc Corp.

•	First Capital, Inc.

•	Westbury Bancorp, Inc.

•	Guaranty Federal Bancshares, Inc.

•	HMN Financial, Inc.

•	United Bancshares, Inc.

•	Citizens Community Bancorp, Inc.

•	IF Bancorp, Inc.

•	United Community Bancorp
Raymond James calculated various financial multiples for each bank or thrift above, including (i) price per share compared to tangible book value (which we refer to as “TBV”) per share as of December 31, 2015 (or March 31, 2016 if the data was available), (ii) price per share compared to core tangible book value (which we refer to as “CTBV”) per share (core tangible book value assumes a normalized tangible common equity as a percentage of tangible assets ratio, which we refer to as a “TCE/TA ratio”, of 8.0%) as of December 31, 2015 (or March 31, 2016 if the data was available), and (iii) price per share compared to earnings per share (which we refer to as “EPS”) for the most recent LTM ended as of December 31, 2015 (or March 31, 2016 if the data were available). Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected public banks and thrifts and compared them with corresponding valuation multiples for First Clover Leaf implied by the merger consideration. The results of the selected public banks and thrifts analysis are summarized below:

	Price / TBV per share	Price / CTBV per share	Price / LTM EPS
Mean	99%	100%	13.5x
Median	97%	97%	11.6x
25th Percentile	90%	90%	10.0x
75th Percentile	104%	105%	17.9x
Merger Consideration	128%	137%	18.9x

Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples for each of the metrics to First Clover Leaf’s actual and projected financial results and determined the implied equity price per share of First Clover Leaf common stock and then compared those implied equity values per share to the merger consideration of $12.52 per share. The results of this are summarized below:

	Price / TBV per share	Price / CTBV per share	Price / LTM EPS
Mean	$9.71	$9.79	$8.96
Median	9.50	9.58	7.70
25th Percentile	8.81	9.06	6.63
75th Percentile	10.20	10.21	11.83
Merger Consideration	$12.52	$12.52	$12.52

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected transactions announced since December 31, 2013 involving targets headquartered in the Midwest region with assets between $300 million and $1.0 billion, LTM ROAA greater than 0.0%, and an NPA/assets ratio less than 3.0%. The regional transactions that Raymond James analyzed consisted of targets headquartered in the following Midwest states: Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, South Dakota and Wisconsin. Raymond James also analyzed publicly available information relating to selected transactions announced since June 30, 2015 involving nationwide targets with assets between $300 million and $1.0 billion, LTM ROAA greater than 0.0% and an NPA/assets ratio less than 3.0%. Raymond James prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:
Regional:

•	Acquisition of La Porte Bancorp, Inc. by Horizon Bancorp (03/10/16)

•	Acquisition of MBT Bancshares, Inc. by BOK Financial Corporation (12/08/15)

•	Acquisition of Cheviot Financial Corp. by MainSource Financial Group, Inc. (11/24/15)

•	Acquisition of NI Bancshares Corporation by First Midwest Bancorp, Inc. (11/12/15)

•	Acquisition of River Valley Bancorp by German American Bancorp, Inc. (10/26/15)

•	Acquisition of Beacon Bank by Alerus Financial Corporation (09/22/15)

•	Acquisition of Metropolitan National Bank by Bear State Financial, Inc. (06/22/15)

•	Acquisition of Community Financial Shares, Inc. by Wintrust Financial Corporation (03/02/15)

•	Acquisition of Peoples Bancorp, Inc. by Horizon Bancorp (02/19/15)

•	Acquisition of National Bancshares Corporation by Farmers National Banc Corp. (01/27/15)

•	Acquisition of Southern Bancshares Corp. by Stupp Bros., Inc. (12/22/14)

•	Acquisition of Community Banc-Corp. of Sheboygan, Inc. by Heartland Financial USA, Inc. (10/23/14)

•	Acquisition of NB&T Financial Group, Inc. by Peoples Bancorp Inc. (08/04/14)

•	Acquisition of Founders Financial Corporation by Old National Bancorp (07/28/14)

•	Acquisition of Great Lakes Financial Resources, Inc. by First Midwest Bancorp, Inc. (07/08/14)

•	Acquisition of LSB Financial Corp. by Old National Bancorp (06/04/14)

•	Acquisition of United Bancorp, Inc. by Old National Bancorp (01/08/14)
National:

•	Acquisition of NBG Bancorp, Inc. by State Bank Financial Corporation (04/05/16)

•	Acquisition of Chicopee Bancorp, Inc. by Westfield Financial, Inc. (04/04/16)

•	Acquisition of East River Bank by DNB Financial Corporation (04/04/16)

•	Acquisition of Home State Bancorp by Guaranty Bancorp (03/16/16)

•	Acquisition of La Porte Bancorp, Inc. by Horizon Bancorp (03/10/16)

•	Acquisition of 1st Century Bancshares, Inc. by Midland Financial Co. (03/10/16)

•	Acquisition of Xenith Bankshares, Inc. by Hampton Roads Bankshares, Inc. (02/10/16)

•	Acquisition of MBT Bancshares, Inc. by BOK Financial Corporation (12/08/15)

•	Acquisition of CBS Financial Corporation by Charter Financial Corporation (12/03/15)

•	Acquisition of Cheviot Financial Corp. by MainSource Financial Group, Inc. (11/24/15)

•	Acquisition of Penn Liberty Financial Corp. by WSFS Financial Corporation (11/23/15)

•	Acquisition of High Point Bank Corporation by BNC Bancorp (11/16/15)

•	Acquisition of NI Bancshares Corporation by First Midwest Bancorp, Inc. (11/12/15)

•	Acquisition of TFC Holding Company by RBB Bancorp (11/10/15)

•	Acquisition of Floridian Financial Group, Inc. by Seacoast Banking Corporation of Florida (11/03/15)

•	Acquisition of River Valley Bancorp by German American Bancorp, Inc. (10/26/15)

•	Acquisition of CIC Bancshares, Inc. by Heartland Financial USA, Inc. (10/23/15)

•	Acquisition of Conestoga Bank by Beneficial Bancorp, Inc. (10/22/15)

•	Acquisition of Heritage Bankshares, Inc. by Southern BancShares (N.C.), Inc. (10/21/15)

•	Acquisition of KeyWorth Bank by Renasant Corporation (10/20/15)

•	Acquisition of Radius Bancorp, Inc. by Investor Group (10/07/15)

•	Acquisition of Security California Bancorp by Pacific Premier Bancorp, Inc. (10/01/15)

•	Acquisition of First Capital Bancorp, Inc. by Park Sterling Corporation (10/01/15)

•	Acquisition of Beacon Bank by Alerus Financial Corporation (09/22/15)

•	Acquisition of Hopewell Valley Community Bank by Northfield Bancorp, Inc. (08/26/15)

•	Acquisition of Southcoast Financial Corporation by BNC Bancorp (08/14/15)

•	Acquisition of Tradition Bancshares, Inc. by Prosperity Bancshares, Inc. (08/06/15)

•	Acquisition of Pascack Bancorp, Inc. by Lakeland Bancorp, Inc. (08/04/15)

•	Acquisition of F&M Financial Corporation by Private investor - Gaylon Lawrence Jr. (07/23/15)

•	Acquisition of Grand Bank by Independent Bank Group, Inc. (07/23/15)
Raymond James examined valuation multiples of transaction value compared to the targets’ most recent quarter (which we refer to as “MRQ”) TBV, MRQ CTBV, LTM EPS, and MRQ core deposits, where such information was publicly available. Core deposits are defined as total deposits less time deposits of $100,000 or more. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for First Clover Leaf implied by the merger consideration. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to First Clover Leaf’s MRQ TBV, MRQ CTBV, LTM EPS and MRQ core deposits to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $12.52 per share, adjusted for the dilutive effect of First Clover Leaf’s options. The results of the selected transactions analysis are summarized below:
Regional:

	Transaction Value / MRQ TBV	Implied Equity Price
		Per Share
Mean	157%	$15.42
Median	148%	14.57
25th Percentile	135%	13.28
75th Percentile	170%	16.67
Merger Consideration	128%	$12.52

	Transaction Value / MRQ CTBV	Implied Equity Price
		Per Share
Mean	168%	$14.82
Median	157%	14.00
25th Percentile	145%	13.12
75th Percentile	189%	16.37
Merger Consideration	137%	$12.52

	Transaction Value / LTM EPS	Implied Equity Price
		Per Share
Mean	17.8x	$11.76
Median	19.1x	12.62
25th Percentile	15.2x	10.04
75th Percentile	21.2x	14.02
Merger Consideration	18.9x	$12.52

	Premium to Core Deposits	Implied Equity Price
		Per Share
Mean	7.4%	$14.72
Median	6.0%	13.81
25th Percentile	4.9%	13.09
75th Percentile	8.7%	15.58
Merger Consideration	4.1%	$12.52

National:

	Transaction Value / MRQ TBV	Implied Equity Price
		Per Share
Mean	159%	$15.56
Median	158%	15.47
25th Percentile	140%	13.72
75th Percentile	173%	16.94
Merger Consideration	128%	$12.52

	Transaction Value / MRQ CTBV	Implied Equity Price
		Per Share
Mean	170%	$14.93
Median	170%	14.97
25th Percentile	151%	13.55
75th Percentile	182%	15.85
Merger Consideration	137%	$12.52

	Transaction Value / LTM EPS	Implied Equity Price
		Per Share
Mean	24.0x	$15.92
Median	21.1x	13.94
25th Percentile	17.6x	11.64
75th Percentile	30.1x	19.92
Merger Consideration	18.9x	$12.52

	Premium to Core Deposits	Implied Equity Price
		Per Share
Mean	7.7%	$14.95
Median	8.2%	15.29
25th Percentile	5.4%	13.38
75th Percentile	9.9%	16.36
Merger Consideration	4.1%	$12.52

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of First Clover Leaf’s projected free cash flows for the quarter ending September 30, 2016 through the year ending December 31, 2020 on a standalone basis. Raymond James used tangible common equity in excess of a target ratio of 8.0% at the end of each projection period for free cash flow.
The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2020 as the final year for the analysis and applied multiples, ranging from 10.0x to 14.0x, to calendar year 2020 net income in order to derive a range of terminal values for First Clover Leaf in 2020.
The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 11.0% to 15.0%. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per First Clover Leaf share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for First Clover Leaf implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Minimum	$8.88
Maximum	11.60
Merger Consideration	$12.52

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of First Clover Leaf.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of First Clover Leaf. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the First Clover Leaf board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of First Clover Leaf common stock of the merger consideration to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the First Clover Leaf board of directors in making its determination to approve the merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the First Clover Leaf board of directors’ or First Clover Leaf management’s views with respect to First Clover Leaf, First Mid or the merger. Raymond James provided advice to First Clover Leaf with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the First Clover Leaf board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger. First Clover Leaf placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.
The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on April 18, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of First Clover Leaf since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from First Clover Leaf (other than any amounts that were paid to Raymond James under the engagement letter described in this joint proxy statement/prospectus pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives).
For services rendered in connection with the delivery of its opinion, First Clover Leaf paid Raymond James a customary investment banking fee upon delivery of its opinion in the amount of $200,000. First Clover Leaf will also pay Raymond James a customary fee for advisory services in connection with the merger, which is contingent upon the closing of the merger. More specifically, if the merger between First Clover Leaf and First Mid is consummated, or any transaction between First Clover Leaf and a third-party resulting in the transfer of a material interest in First Clover Leaf, its business, revenues or income or a material amount of its assets occurs, then First Clover Leaf will pay to Raymond James a fee that is equal to 1% of the transaction value of such transaction. Based on the market price of First Mid common stock, which will be deemed to be the average of the last reported sales prices of First Mid common stock on the NASDAQ Global Select Market for the twenty consecutive business days prior to the completion of the merger, the aggregate fee payable to Raymond James would be $879,367 on July 26, 2016, the latest practicable date before the printing of this joint proxy statement/prospectus.
First Clover Leaf also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of First Clover Leaf and First Mid for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to First Clover Leaf and/or First Mid or other participants in the merger in the future, for which Raymond James may receive compensation.
First Mid’s reasons for the merger and recommendation of the board of directors

First Mid’s board of directors believes that the merger is in the best interests of First Mid and its stockholders. In deciding to approve the agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, First Mid’s board of directors after consulting with its management as well as its legal and financial advisors, considered a number of factors, including the following, which are not presented in order of priority:

•
its knowledge of First Mid’s business, operations, financial condition, earnings and prospects and of First Clover Leaf’s business, operations, financial condition, earnings and prospects, taking into account the results of First Mid’s comprehensive due diligence process and loan review of First Clover Leaf;

•	the opportunity for First Mid to expand its presence into the attractive St. Louis, Missouri market area and establish a presence outside of Illinois for the first time;

•	the mortgage services that First Clover Leaf’s business could bring to existing and future customers of First Mid;

•	the ability to expand First Mid’s wealth management, trust and insurance services, which are not currently offered by First Clover Leaf, into the St. Louis, Missouri market;

•
management’s view that First Clover Leaf’s business, operations and commitment to community banking complement those of First Mid’s and provide an opportunity to leverage existing operations for greater efficiencies and cost-savings and enhanced earnings per share;

•	management’s belief that the combined institution will strengthen First Mid’s ability to serve large customers and provide opportunities for loan growth;

•
the likelihood of a successful integration of First Clover Leaf’s business operations and workforce with those of First Mid and management’s view that the integration will be facilitated by the similarities between the cultures and business philosophies of First Mid and First Clover Leaf;

•	management’s expectations regarding cost synergies, earnings accretion and internal rate of return;

•
the financial and other terms of the merger agreement, including the tax treatment, the split between stock and cash consideration and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating First Clover Leaf’s business, operations and workforce with those of First Mid;

•	the potential risk of diverting management attention and resources from the operation of First Mid’s business and towards the completion of the merger

•
the financial analyses presented by FIG, First Mid’s financial advisor, and the opinion dated as of April 26, 2016 delivered to the First Mid board of directors by FIG, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be paid to the holders of First Clover Leaf common stock was fair, from a financial point of view, to First Mid; and

•
the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The above discussion of the information and factors considered by First Mid’s board of directors is not intended to be exhaustive, but includes a description of material factors considered by the First Mid board of directors. In view of the wide variety of factors considered by the First Mid board of directors in connection with its evaluation of the merger, the First Mid board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. First Mid’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, other than Robert S. Cook who abstained from participating in any decision-making related to the merger, based on the factors that each of them considered appropriate, that the merger is in the best interests of First Mid’s stockholders.
First Mid’s board of directors believes that the merger is in the best interests of First Mid and its stockholders. First Mid’s board of directors approved the merger agreement and recommends that stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger.
Opinion of FIG Partners, LLC

FIG delivered to the board of directors of First Mid its opinion, dated April 26, 2016, that, based upon and subject to the various considerations set forth in its written opinion, the merger consideration to be paid to the stockholders of First Clover Leaf is fair to the stockholders of First Mid from a financial point of view. In requesting FIG’s advice and opinion, no limitations were imposed by First Mid upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinions of FIG, which describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Appendix E. First Mid stockholders should read these opinions in their entirety.
FIG is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The board of directors of First Mid selected FIG to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

FIG will receive a fee from First Mid for performing its financial advisory services in connection with the merger and rendering a written opinion to the board of directors of First Mid as to the fairness, from a financial point of view, of the merger to First Clover Leaf; a portion of which is contingent upon the consummation of the merger. Pursuant to an engagement letter between First Mid and FIG, First Mid agreed to pay FIG an aggregate fee equal to 0.50% of the merger consideration, a portion of which was payable upon delivery of FIG’s opinion and the principal portion of which will be payable upon consummation of the merger.  Based on the closing price of First Mid common stock of $25.20 per share on July 26, 2016, the latest practicable date before the printing of this joint proxy statement/prospectus, the aggregate fee payable to FIG is $440,425.  First Mid has also agreed to reimburse certain of FIG’s expenses and to indemnify FIG and certain related parties against certain liabilities that may arise out of the engagement.  As part of its investment banking business, FIG is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As a specialist in the securities of banking companies, FIG has experience and knowledge of, the valuation of banking institutions. FIG’s opinion has been reviewed by FIG’s compliance officer consistent with internal policy. In addition to the amounts payable to FIG in connection with the merger, during the two years prior to the date of this joint proxy statement/prospectus, First Mid also paid FIG approximately $1,540,000 for its work in connection with First Mid Bank’s August 14, 2015 acquisition of certain branches of Old National Bank and First Mid’s June 18, 2015 issuance of 1,392,859 shares of common stock in a private placement offering.  First Mid also reimbursed FIG for approximately $80,000 in expenses it incurred in connection with its work for First Mid during 2015.   FIG has not had a material relationship with or received compensation from First Clover Leaf during the prior two years.
FIG’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration, and, as such, does not constitute a recommendation to any First Mid stockholder as to how the stockholder should vote at First Mid’s stockholder meeting. The summary of the opinion of FIG set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.
The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the board of directors of First Mid by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the board of directors of First Mid, but it does summarize all of the material analyses performed and presented by FIG.
The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of First Mid and its fairness opinion.
In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Mid. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG’s analysis of the fairness of the transaction consideration, from a financial point of view, to First Mid stockholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG’s opinion does not address the relative merits of the merger as compared to any other business combination in which First Mid might engage. In addition, as described above, FIG’s opinion was one of many factors taken into consideration by the board of directors of First Mid in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of First Mid and First Clover Leaf and material prepared in connection with the merger, including, among other things, the following:

(i)	reviewed the merger agreement and terms of the merger;

(ii)	reviewed certain documents filed with the SEC by First Mid and First Clover Leaf;

(iii)	reviewed the audited financial statements for First Mid and First Clover Leaf for the years 2014 and2015;

(iv)	reviewed recent trading activity and the market for First Mid common stock;

(v)
reviewed certain historical publicly available business and financial information concerning First Mid and First Clover Leaf including, among other things, quarterly reports filed by the parties with the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”) and the Federal Reserve;

(vi)	reviewed certain internal financial statements and other financial and operating data concerning First Mid and First Clover Leaf;

(vii)
held discussions with members of the senior management of First Mid for the purpose of reviewing the future prospects of First Mid and First Clover Leaf, including the respective businesses, assets, liabilities and the amount and timing of cost savings (which we refer to as the “synergies”) expected to be achieved as a result of the merger;

(viii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(ix)	performed such other analyses and considered such other factors as it deemed appropriate.

FIG also took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuation.
In rendering its opinion, FIG assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the financials and other materials provided to, or discussed with, it by First Mid and First Clover Leaf or publicly available, including median publicly available analyst earnings estimates for First Mid for the years ending December 31, 2016 and December 31, 2017. In that regard, FIG assumed that the financial analysis provided to, or discussed with, FIG by First Mid or made available by First Clover Leaf or derived there from, including, without limitation, the synergies and other financial forecasts have been reasonably prepared on a basis reflecting the best currently available information and judgments of First Mid and First Clover Leaf. FIG is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and has assumed that such allowances for First Mid and First Clover Leaf are in the aggregate adequate to cover such losses. FIG was not retained to and did not conduct a physical inspection of any of the properties or facilities of First Mid and First Clover Leaf. In addition, FIG has not reviewed individual credit files nor has it made an independent evaluation or appraisal of the assets and liabilities First Mid and First Clover Leaf or any of their respective subsidiaries and FIG was not furnished with any such evaluations or appraisals.
Comparable Company Analysis - First Clover Leaf Financial Corp.
FIG used publicly available information to compare selected financial information for First Clover Leaf to two groups of financial institutions selected by FIG, using financial information as of the most recent quarter and market data available on April 22, 2016. The first peer group consisted of 14 publicly-traded U.S. commercial banks with total assets between $600 million and $700 million, last twelve months ROAA between 0.50% and 1.00% and a ratio of non-performing assets to total assets less than 3.0%.

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets(2)	LTM ROAA(3)	LTM ROAE(4)	LTM NIM(5)
Kish Bancorp Inc.	KISB	$697	7.1%	0.59%	0.66%	8.92%	3.53%
Sussex Bancorp	SBBX	685	7.5	1.49	0.59	7.02	3.45
Malvern Bancorp Inc.	MLVF	727	11.4	0.49	0.73	5.85	2.66
California Bank of Commerce	CABC	653	9.1	0.38	0.51	3.87	3.85
CSB Bancorp Inc.	CSBB	637	9.1	1.32	0.97	10.12	3.50
Westbury Bancorp Inc.	WBB	671	11.8	0.69	0.64	5.13	3.41
First Miami Bancorp Inc.	FMIA	635	12.3	0.07	0.63	5.13	2.50
American River Bankshares	AMRB	626	11.3	0.54	0.90	6.56	3.68
Citizens Bancorp	CZBC	625	10.1	1.10	0.63	5.75	3.48
Cortland Bancorp	CLDB	612	9.3	2.02	0.77	7.73	3.65
United Bancshares Inc.	UBOH	617	10.4	0.70	0.98	8.60	NA
Blackhawk Bancorp Inc.	BHWB	603	6.7	2.47	0.65	8.90	3.54
Avidbank Holdings Inc.	AVBH	602	9.2	0.39	0.67	6.87	4.42
Emclaire Financial Corp.	EMCF	601	8.2	0.62	0.70	7.89	3.33

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets(2)	LTM ROAA(3)	LTM ROAE(4)	LTM NIM(5)
	Median	$631	9.3%	0.65%	0.67%	6.94%	3.50%
First Clover Leaf Financial	FCLF	$655	10.7%	1.21%	0.76%	5.86%	3.09%

(1)	Tangible common equity as a percentage of tangible assets

(2)	Non-performing assets as a percentage of total assets

(3)	Return on average assets over the last twelve months

(4)	Return on average equity over the last twelve months

(5)	Net interest margin over the last twelve months
Source: SNL Financial; most recent financial data as of April 22, 2016
The second group consisted of 12 Midwestern U.S. (Kansas, Kentucky, Illinois, Indiana, Iowa, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, & Wisconsin) financial institutions with total assets between $500 million and $750 million, last twelve months ROAA between 0.50% and 1.00% and a ratio of non-performing assets to total assets less than 3.0%. The table below displays selected financial information and pricing ratios for the individual companies comprising the peer group, and compares the median values for the peer group with the values for First Clover Leaf.

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/Assets(2)	LTM ROAA(3)	LTM ROAE(4)	LTM NIM(5)
First Savings Financial Group	FSFG	$745	9.5%	1.73%	0.92%	7.34%	3.83%
Mackinac Financial Corp.	MFNC	739	9.8	1.38	0.76	7.41	4.32
Middlefield Banc Corp.	MBCN	733	8.1	1.62	0.93	10.76	3.97
Two Rivers Financial Grp Inc.	TRVR	719	8.0	0.74	0.72	7.70	3.69
CSB Bancorp Inc.	CSBB	637	9.1	1.32	0.97	10.12	3.50
Westbury Bancorp Inc.	WBB	671	11.8	0.69	0.64	5.13	3.41
Cortland Bancorp	CLDB	612	9.3	2.02	0.77	7.73	3.65
United Bancshares Inc.	UBOH	617	10.4	0.70	0.98	8.60	NA
Blackhawk Bancorp Inc.	BHWB	603	6.7	2.47	0.65	8.90	3.54
IF Bancorp Inc.	IROQ	560	14.4	0.99	0.58	3.92	2.98
La Porte Bancorp Inc.	LPSB	543	14.4	1.15	0.89	5.48	3.39
Town and Country Finl Corp.	TWCF	520	8.1	1.02	0.77	8.01	3.39
	Median	$627	9.4%	1.24%	0.77%	7.72%	3.54%
First Clover Leaf Financial	FCLF	$655	10.7%	1.21%	0.76%	5.86%	3.09%

(1)	Tangible common equity as a percentage of tangible assets

(2)	Non-performing assets as a percentage of total assets

(3)	Return on average assets over the last twelve months

(4)	Return on average equity over the last twelve months

(5)	Net interest margin over the last twelve months
Source: SNL Financial; most recent financial data as of April 22, 2016

No company used as a comparison in the above analysis is identical to First Clover Leaf. The peer analysis detailed above was used to compare the operating and financial performance of First Clover Leaf to companies of similar size and in similar operating markets. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves considerations and judgements concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion. Compared to its US peers, First Clover Leaf’s asset quality ratios and capital ratios are above the median, while earnings ratios are below the median. Compared to its regional peers, First Clover Leaf’s earnings and asset quality ratios are in line with the median, while capital ratios are above the median.
Comparable Transaction Analysis
FIG reviewed two groups of comparable merger transactions. The first group consisted of transactions announced between January 1, 2015 and April 22, 2016 that involved target banks headquartered in the U.S. with total assets between $500 million and $1.0 billion, last twelve months ROAA between 0.0% and 1.00%, and a ratio of non-performing assets to total assets less than 3.0% (the “Comparable Transactions - National”). All consideration types were included. The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts and transactions in which pricing was disclosed. This group consisted of the following 12 transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
04/04/16	Westfield Financial Inc.	MA	Chicopee Bancorp Inc.	MA
03/10/16	Midland Financial Co.	OK	1st Century Bancshares Inc.	CA
11/23/15	WSFS Financial Corp.	DE	Penn Liberty Financial Corp.	PA
10/23/15	Heartland Financial USA Inc.	IA	CIC Bancshares Inc.	CO
10/22/15	Beneficial Bancorp Inc.	PA	Conestoga Bank	PA
10/01/15	Pacific Premier Bancorp	CA	Security California Bancorp	CA
10/01/15	Park Sterling Corporation	NC	First Capital Bancorp Inc.	VA
08/06/15	Prosperity Bancshares Inc.	TX	Tradition Bancshares Inc.	TX
07/23/15	Independent Bk Group Inc.	TX	Grand Bank	TX
06/17/15	Home BancShares Inc.	AR	Florida Bus. BancGroup Inc.	FL
06/04/15	Liberty Bank	CT	Naugatuck Valley Finl	CT
04/28/15	Pinnacle Financial Partners	TN	Magna Bank	TN

The second group consisted of transactions announced between January 1, 2014 and April 22, 2016 that involved target banks located in the Midwestern U.S. (Kansas, Kentucky, Illinois, Indiana, Iowa, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, & Wisconsin) with total assets between $250 million and $1.0 billion, last twelve months ROAA between 0.0% and 1.00%, and a ratio of non-performing assets to total assets of less than 3.0% (the “Comparable Transactions - Regional”). All consideration types were included. The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts and transactions in which pricing was disclosed. This group consisted of the following 13 transactions:
:

Date Announced	Acquiror	Acquiror State	Target	Target State
09/22/15	Alerus Financial Corp.	ND	Beacon Bank	MN
09/08/15	Nicolet Bankshares Inc.	WI	Baylake Corp.	WI
06/22/15	Bear State Financial Inc.	AR	Metropolitan National Bank	MO
03/02/15	Wintrust Financial Corp.	IL	Community Financial Shares Inc.	IL
01/27/15	Farmers National Banc Corp.	OH	National Bancshares Corp.	OH
12/22/14	Stupp Bros. Inc.	MO	Southern Bancshares Corp.	MO
10/23/14	Heartland Financial USA Inc.	IA	Cmnty Banc-Corp Sheboygan Inc.	WI
09/26/14	First Busey Corp.	IL	Herget Financial Corp.	IL
08/04/14	Peoples Bancorp Inc.	OH	NB&T Financial Group Inc.	OH
07/28/14	Old National Bancorp	IN	Founders Financial Corp.	MI
07/08/14	First Midwest Bancorp Inc.	IL	Great Lakes Fncl Resources Inc.	IL
04/04/14	Peoples Bancorp Inc.	OH	Ohio Heritage Bancorp Inc.	OH
01/08/14	Old National Bancorp	IN	United Bancorp Inc.	MI

FIG calculated the medians of the following relevant transaction ratios in the Comparable Transactions - National and Comparable Transactions - Regional: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s last twelve months net income; the multiple of the offer value to the acquired company’s total assets; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $90.2 million, or $12.87 per First Clover Leaf share. In calculating the multiples for the merger, FIG used First Clover Leaf’s tangible book value, last twelve months net income, and total core deposits as of December 31, 2015. The results of this analysis are as follows:

Dollars in thousands, except per share amounts		Comparable Transactions - National

Valuation Metric	FCLF Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share(3)

Tangible common equity	$68,751	166.4%	$114,371	$16.32

LTM net income(1)	$4,638	20.8x	$96,239	$13.74

Total assets	$654,874	15.9%	$104,387	$14.90

Core deposits(2)	$466,448	9.1%	$111,338	$15.89

	Ranges of Values:	Minimum	$96,239	$13.74
		Maximum	$114,371	$16.32

	Midpoint		$107,629	$15.36

(1)	Compared last twelve months price to earnings for comparable transactions to last twelve months earnings of First Clover Leaf

(2)	Excludes certificates of deposits greater than $100,000

(3)	Based on First Clover Leaf shares outstanding of 7,005,883 as of December 31, 2015
Source: SNL Financial

Dollars in thousands, except per share amounts		Comparable Transactions - Regional

Valuation Metric	FCLF Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share(3)

Tangible common equity	$68,751	148.3%	$101,951	$14.55

LTM net income(1)	$4,638	19.0x	$87,983	$12.56

Total assets	$654,874	15.0%	$97,904	$13.97

Core deposits(2)	$466,448	6.2%	$97,764	$13.95

	Ranges of Values:	Minimum	$87,983	$12.56
		Maximum	$101,951	$14.55

	Midpoint		$96,937	$13.84

(1)	Compared last twelve months price to earnings for comparable transactions to last twelve months earnings of First Clover Leaf

(2)	Excludes certificates of deposits greater than $100,000

(3)	Based on First Clover Leaf shares outstanding of 7,005,883 as of December 31, 2015

The Comparable Transactions - National group suggested a range of value of $13.74 to $16.32, with a midpoint of $15.36. The Comparable Transactions - Regional group suggested a range of value of $12.56 to $14.55, with a midpoint of $13.84. FIG noted that the Merger Consideration of $12.87 per share was slightly below the range of values suggested by the comparable transaction analysis.

Discounted Cash Flow Analysis
FIG estimated the value of First Clover Leaf common stock by calculating the present value of its projected future earnings stream and projected future equity. The analysis was based on First Clover Leaf’s internal projections, as adjusted by First Mid and First Clover Leaf for net income of $4.9 million, $5.0 million, $5.1 million, $5.4 million, and $5.6 million for the years 2016, 2017, 2018, 2019 and 2020, respectively.

Dollars in thousands, except per share amounts
FCLF Projections

2016E	2017E	2018E	2019E	2020E

Total assets	$619,959	$603,411	$612,386	$629,686	$655,472

Net income available to common stockholders	$4,885	$5,045	$5,148	$5,405	$5,605

Tangible equity	$72,015	$75,438	$78,923	$82,647	$86,572
Tangible book value per share	$10.28	$10.77	$11.27	$11.80	$12.36

Return on average assets	0.77%	0.82%	0.85%	0.87%	0.87%

Return on average equity	6.94%	6.84%	6.67%	6.69%	6.63%

Source: First Clover Leaf internal projections, as adjusted

FIG applied a price to tangible book value multiple at ratios ranging from 130% to 170% of First Clover Leaf’s estimated tangible book value in 2020 and price to earnings multiple at ratios ranging 18 to 22 times First Clover Leaf’s 2020 estimated earnings to derive two unique terminal values. The present value of these terminal amounts were then calculated based on a range of discount rates of 10% to 14%. The discount rates selected by FIG were intended to reflect different assumptions regarding the required rates of return for holders of First Clover Leaf common stock. The present value of the terminal values was then added to the present value of the earnings stream for 2016 through 2020 to derive a total value based on discounted cash flows. The two analyses and the underlying assumptions yielded a range of values for First Clover Leaf common stock.

		Price / Tangible Book Value Terminal Multiples - Sensitivity Table(1)
		1.30 x	1.40x	1.50x	1.60x	1.70x
Discount Rate	10.0%	$11.97	$12.82	$13.66	$14.50	$15.35
	11.0%	$11.57	$12.38	$13.19	$14.01	$14.82
	12.0%	$11.18	$11.96	$12.75	$13.53	$14.32
	13.0%	$10.81	$11.56	$12.32	$13.08	$13.84
	14.0%	$10.45	$11.18	$11.91	$12.65	$13.38

		Price / Earnings Acquisition Multiples - Sensitivity Table(1)
		18.0 x	19.0 x	20.0 x	21.0 x	22.0 x
Discount Rate	10.0%	$10.84	$11.38	$11.93	$12.48	$13.02
	11.0%	$10.47	$11.00	$11.53	$12.05	$12.58
	12.0%	$10.12	$10.63	$11.14	$11.65	$12.16
	13.0%	$9.79	$10.28	$10.77	$11.26	$11.75
	14.0%	$9.47	$9.94	$10.41	$10.89	$11.36

(1)	Based on First Clover Leaf shares outstanding of 7,005,883 as of December 31, 2015

FIG assigned the greatest significance to the terminal values represented by 150% of 2019 estimated tangible book value and 20 times 2020 estimated earnings. The consideration of $12.87 paid by First Mid and First Clover Leaf is within the indicated range on a tangible book value basis using a terminal multiple of 150% and slightly above the indicated range using a price to earnings multiple of 20.0 times. When taking into account the full range of discount rates and multiples, the consideration paid to First Clover Leaf falls within this range.
Pro Forma Financial Impact
FIG performed a pro forma merger analysis that combined projected income statement and balance sheet information of First Mid and First Clover Leaf. FIG analyzed the estimated financial impact of the merger on certain projected financial results for First Mid and First Clover Leaf and financial forecasts and projections relating to the earnings of First Mid, which were derived by FIG from publicly available consensus estimates, and First Clover Leaf, which were derived from projections prepared by First Clover Leaf management and adjusted by First Mid and FIG, and pro forma assumptions (including, without limitation, purchase accounting adjustments, cost savings and related expenses), which, in the case of First Mid were derived by FIG from publicly available information and, in the case of First Clover Leaf, were derived by FIG from information prepared by First Mid management. FIG discussed with First Mid management each of the balance sheet estimates of First Clover Leaf and certain financial forecasts and projections relating to First Clover Leaf’s earnings. This analysis indicated that the merger could be accretive to First Mid estimated EPS in 2017 and have a four year payback period for First Mid estimated tangible book value per share. For all of the above analysis, the actual results achieved by First Mid following the merger may vary from the projected results, and the variations may be material.
As described above, based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration was fair, from a financial point of view, to First Mid stockholders. FIG’s opinion and presentation to the board of directors of First Mid were among the many factors taken into consideration by the board of directors of First Mid in making its determination to approve the merger, and to recommend that First Mid stockholders approve the merger.
Accounting treatment of the merger

For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First Clover Leaf as of the effective time of the merger will be recorded at their respective fair values and added to those of First Mid. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of First Mid issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of First Clover Leaf.
Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals. First Mid and First Clover Leaf have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of First Mid and First Clover Leaf is subject to prior approval of the Federal Reserve. First Mid submitted an application to the Federal Reserve on June 3, 2016 seeking the necessary approvals and received the Federal Reserve's approval on July 15, 2016.
In reviewing that application, the Federal Reserve was required to consider the following:

•
competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of First Mid, including its subsidiaries, and of First Clover Leaf, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of First Clover Leaf;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of First Clover Leaf and First Mid in combating money laundering activities.
The application process included publication and opportunity for comment by the public. Generally, the Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended (which we refer to as the “Community Reinvestment Act”). The merger may not be consummated until at least 15 days after receipt of Federal Reserve approval, or July 30, 2016, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.
At a date following the completion of the merger, First Mid intends to merge First Clover Leaf Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. The bank merger will be subject to approval by the OCC. First Mid Bank intends to file an application with the OCC seeking this approval in the near future. Regulatory approval of the bank merger is not required to complete the merger of First Mid and First Clover Leaf.

Interests of certain persons in the merger

First Mid. In considering the recommendations of the First Mid board of directors, First Mid stockholders should be aware that Robert S. Cook, who is a member of the First Mid board of directors, owns and/or has voting power over less than one percent of the shares of common stock of First Clover Leaf. In order to avoid any potential conflicts of interest or the appearance of a potential conflict of interest, Robert S. Cook disclosed this ownership to the First Mid board of directors and abstained from participating in any decision-making related to the merger.
First Clover Leaf. In considering the recommendations of the First Clover Leaf board of directors, First Clover Leaf stockholders should be aware that certain directors and executive officers of First Clover Leaf and First Clover Leaf Bank may have interests in the merger that are different from, or are in addition to, the interests of First Clover Leaf stockholders generally. The First Clover Leaf board of directors was aware of these interests to the extent these interests existed at the time the First Clover Leaf board of directors approved the merger agreement and considered them, among other matters, in approving the merger agreement and determining to recommend to First Clover Leaf stockholders to vote for approval of the merger agreement.
Stock Ownership. As of July 26, 2016, First Clover Leaf’s directors controlled, in the aggregate, 1,206,603 shares of First Clover Leaf’s common stock, representing approximately 17.22% of First Clover Leaf’s outstanding shares of common stock. Additionally, as of July 26, 2016, First Clover Leaf’s directors and executive officers collectively controlled 1,216,925 shares, constituting approximately 17.37% of the shares then outstanding.
Appointment to the Boards of Directors of First Mid-Illinois Bancshares and First Mid Bank. Under the merger agreement, First Mid will appoint one current director of First Clover Leaf to the First Mid board of directors and, upon completion of the bank merger, will appoint one current director of First Clover Leaf Bank to the First Mid Bank board of directors.

Prior Agreements between First Clover Leaf and Certain Executives. First Clover Leaf has previously entered into employment agreements with P. David Kuhl, William D. Barlow, Lisa R. Fowler and Darlene F. McDonald, salary continuation agreements with Mr. Barlow, Ms. Fowler and Ms. McDonald, and a separation and release agreement with Mr. Barlow. The agreements provide for payments to each executive if his or her employment is terminated in certain circumstances, including in connection with the change in control as described below. (Although each of the employment agreements provide that payments to the executive are subject to reduction to the extent necessary to avoid an excess parachute payment under Internal Revenue Code Section 280G, no such reduction is necessary for any executive with respect to the payments to be made in connection with this merger.)
P. David Kuhl. First Clover Leaf has previously entered into an employment agreement with P. David Kuhl, its President and Chief Executive Officer. Under the agreement, if Mr. Kuhl’s employment is terminated by First Clover Leaf (other than for cause, death or disability) or is terminated by him for good reason within the period beginning with the approval of a change in control by First Clover Leaf’s board and ending 24 months following the effective date of a change in control, First Clover Leaf would be obligated to pay him a lump sum equal to $660,000 plus the amount of any unvested contributions to First Clover Leaf’s 401(k) plan. Mr. Kuhl is currently fully vested in his 401(k) plan benefit. Mr. Kuhl would also be entitled to one year of employer-paid group health care continuation coverage.
The one-year post termination restrictions against Mr. Kuhl competing with First Clover Leaf or First Clover Leaf Bank, or soliciting any of their customers or employees, that are contained in the employment agreement do not apply if Mr. Kuhl’s employment is terminated by First Clover Leaf without cause, or if he terminates his employment for good reason, following a change in control.
William D. Barlow. First Clover Leaf had previously entered into an employment agreement with Mr. Barlow, its Executive Vice President and Chief Lending Officer. Under the agreement, if Mr. Barlow resigned for any reason within the period beginning with the approval of a change in control by First Clover Leaf’s board and ending 90 days following the effective date of a change in control, First Clover Leaf was obligated to pay him a lump sum equal to the value of his base salary, target bonus for each calendar year that end in the 18-month period following termination and benefits for 18 months.
The one-year post termination restrictions against Mr. Barlow’s competing with First Clover Leaf or First Clover Leaf Bank, or soliciting any of their customers or employees, that are contained in the employment agreement do not apply if Mr. Barlow’s employment is terminated by First Clover Leaf without cause, or if he terminates his employment for good reason, following a change in control.
First Clover Leaf had previously entered into a salary continuation agreement with Mr. Barlow. The agreement provided for a salary continuation benefit to be payable to Mr. Barlow in the case of his termination of employment. Under the agreement, if Mr. Barlow’s employment terminated following attainment of age 65, he would have been entitled to an annual benefit of $58,000 for ten years, payable in equal monthly installments. If Mr. Barlow’s employment had been terminated by First Clover Leaf without cause, or he terminated for good reason within 24 months following a change in control, he would have been entitled to the same annual benefit of $58,000 for ten years. If Mr. Barlow terminated employment within 24 months following a change in control without good reason, he would have been entitled to a reduced benefit, based on the accrued benefit (as determined under GAAP), payable in equal monthly installments over ten years. The salary continuation agreement also provided that First Clover Leaf could terminate the agreement, in which case Mr. Barlow would have been paid a lump sum equal to the accrued benefit (as determined under GAAP).
In connection with Mr. Barlow’s resignation on May 5, 2016, First Clover Leaf entered into a separation and release agreement with Mr. Barlow. Pursuant to the agreement, in exchange for his relinquishment of any rights pursuant to his employment agreement and salary continuation agreement, First Clover Leaf paid to Mr. Barlow a single lump sum payment in the amount of $525,000. In exchange for the payment, Mr. Barlow agreed not to compete with First Clover Leaf or First Clover Leaf Bank in Madison County or St. Clair Country, Illinois for a period of one year following his resignation.

Lisa R. Fowler. First Clover Leaf has previously entered into an employment agreement with Lisa R. Fowler, its Executive Vice President and Chief Credit Officer. Under the agreement, if Ms. Fowler’s employment is terminated by First Clover Leaf (other than for cause, death or disability) or is terminated by her for good reason at any time on or after the effective date of a change in control, First Clover Leaf will be obligated to pay Ms. Fowler a lump sum equal to the value of her base salary, target bonus for each calendar year that ends in the 18-month period following termination and benefits for 18 months.
Ms. Fowler’s employment agreement also provides that, following termination of her employment for any reason, she will not for a period of two years, solicit any of First Clover Leaf or First Clover Leaf Bank’s employees to leave their employment, or solicit the business of any of First Clover Leaf or First Clover Leaf Bank’s customers or clients.
First Clover Leaf has previously entered into a salary continuation agreement with Ms. Fowler. The agreement provides for a salary continuation benefit to be payable to Ms. Fowler in the case of her termination of employment. If Ms. Fowler’s employment terminates following attainment of age 65, she would be entitled to an annual benefit of $42,000 for ten years, payable in equal monthly installments. If Ms. Fowler’s employment is terminated without cause, or if she terminates her employment for good reason, within 24 months following a change in control, she would be entitled to a reduced benefit based on the accrued benefit (as determined under GAAP), payable in equal monthly installments for over ten years. The salary continuation agreement also provides that First Clover Leaf can terminate the agreement, in which case Ms. Fowler would be entitled to a lump sum equal to the accrued benefit (as determined under GAAP). Pursuant to the terms of the merger agreement, First Clover Leaf will terminate the salary continuation agreement, and make the required payment, prior to the effective time.
Darlene F. McDonald. First Clover Leaf has previously entered into an employment agreement with Darlene F. McDonald, its Executive Vice President and Chief Financial Officer. Under the agreement, if Ms. McDonald’s employment is terminated by First Clover Leaf (other than for cause, death or disability) or is terminated by her for good reason at any time on or after the effective date of a change in control, First Clover Leaf will be obligated to pay Ms. McDonald a lump sum equal to the value of her base salary, target bonus for each calendar year that ends in the 18-month period following termination and benefits for 18 months.
Ms. McDonald’s employment agreement also provides that, following termination of her employment for any reason, she will not for a period of two years, solicit any of First Clover Leaf or First Clover Leaf Bank’s employees to leave their employment, or solicit the business of any of First Clover Leaf or First Clover Leaf Bank’s customers or clients.
First Clover Leaf has previously entered into a salary continuation agreement with Ms. McDonald. The agreement provides for a salary continuation benefit to be payable to Ms. McDonald in the case of her termination of employment. If Ms. McDonald’s employment terminates following attainment of age 65, she would be entitled to an annual benefit of $42,000 for ten years, payable in equal monthly installments. If Ms. McDonald’s employment is terminated without cause, or if she terminates her employment for good reason, within 24 months following a change in control, she would be entitled to a reduced benefit based on the accrued benefit (as determined under GAAP), payable in equal monthly installments for over ten years. The salary continuation agreement also provides that First Clover Leaf can terminate the agreement, in which case Ms. McDonald would be entitled to a lump sum equal to the accrued benefit (as determined under GAAP). Pursuant to the terms of the merger agreement, First Clover Leaf will terminate the salary continuation agreement, and make the required payment, prior to the effective time.
See “-Merger-related compensation for First Clover Leaf’s named executive officers” below for quantification of the amounts payable to First Clover Leaf’s named executive officers.
Director Deferred Fee Plan. First Clover Leaf maintains a non-qualified deferred compensation plan for the benefit of its directors. Pursuant to the plan, directors may defer receipt of their fees earned for board service until termination of service on the board. Pursuant to the terms of the merger agreement, First Clover Leaf will terminate its Director Deferred Fee Plan prior to the effective time. Any directors who previously elected to defer fees will be paid those fees in a single lump sum immediately prior to the effective time.

Continued Director and Officer Liability Coverage. Pursuant to the terms of the merger agreement, First Mid agreed to maintain, for up to six years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by First Clover Leaf for actions taken prior to the effective time of the merger. The cost of such insurance coverage shall not exceed 200% of the premiums First Clover Leaf paid for its current policy term. Following the effective time, to the extent permitted by applicable law, First Mid has agreed to indemnify and hold harmless the current and former directors, officers and employees of First Clover Leaf and its subsidiaries for all actions taken by them prior to the effective time of the merger.
Post-Merger Compensation Arrangements with First Mid. Since execution of the merger agreement, First Mid has engaged, and it expects to continue to engage, in discussions with certain of First Clover Leaf executive officers or directors, namely Ms. Fowler and Dennis M. Terry, who is a board member of First Clover Leaf and First Clover Leaf Bank and First Clover Leaf Bank's Director of Market Relations and Board Projects, regarding potential roles with the combined company after the consummation of the merger.  As of the date of this joint proxy statement/prospectus, none of Ms. Fowler, Mr. Terry or any other of the executive officers or directors of First Clover Leaf have entered into any agreements or arrangements with First Mid or its affiliates regarding continued service with First Mid, or its affiliates after the effective time of the merger.  However, prior to the effective time of the merger, such agreements or arrangements may be entered into, which could amend, terminate or otherwise modify the existing First Clover Leaf arrangements with the executive officers or directors that are described in this section and/or provide for the payment (or the right to future payment) of all or a portion of the benefits provided under such arrangements.
Merger-related compensation for First Clover Leaf’s named executive officers

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of First Clover Leaf that is based on, or otherwise relates to, the merger (which is referred to as “merger-related compensation”).
The merger-related compensation described below payable by First Clover Leaf upon the effective time is based on the existing agreements with First Clover Leaf, and does not include amounts payable, if any, for continued employment with First Mid following the effective time of the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the heading “Interests of certain persons in the merger” above.
The table below sets forth the amount of payments and benefits that each of First Clover Leaf’s named executive officers would receive in connection with the merger, based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table. For purposes of calculating such amounts, in addition to the assumptions described in the footnotes to the table below, the effective time of the merger is assumed to occur on September 30, 2016 solely for purposes of the disclosure in this section, and each named executive officer (other than Mr. Barlow) is assumed to experience a qualifying termination on such date.

Name	Salary/Bonus ($)(1)	Salary Continuation Payment ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
P. David Kuhl	$660,000	$—	$10,772	$670,772
William D. Barlow(4)	525,000	—	—	525,000
Lisa R. Fowler	361,200	33,005	39,093	433,298
Darlene F. McDonald	363,300	44,504	30,746	438,550

(1)
The employment agreements for Mr. Kuhl, Ms. Fowler and Ms. McDonald provide for a lump sum cash severance payment in connection with a qualifying termination. In the case of Mr. Kuhl, the amount of the severance payment is set at $660,000. In the case of Ms. Fowler and Ms. McDonald, the amount of the severance payment based on salary and bonus is equal to 18 months of base salary ($258,000 for Ms. Fowler and $259,500 for Ms. McDonald) and two times the annual target bonus ($103,200 for Ms. Fowler and

$103,800 for Ms. McDonald). With respect to Mr. Kuhl, Ms. Fowler and Ms. McDonald, the severance amount in this column is a “double trigger” in nature, which means that payment of this amount is conditioned upon a change in control and a qualifying termination of employment. The amount set forth with respect to Mr. Barlow is the lump sum cash severance payment paid to him pursuant to his separation and release agreement.

(2)
The amount reflected is the amount of the accrued benefit as calculated in accordance with GAAP. This amount will be paid to Ms. Fowler and Ms. McDonald upon the termination of their salary continuation agreements prior to the effective time of the merger, and is in satisfaction of First Clover Leaf’s obligations under the agreements, regardless of whether either executive experiences a qualifying termination of employment in connection with the change in control.

(3)
The amount reflected with respect to Mr. Kuhl is the value of one year of employer-paid group health care continuation coverage. With respect to Ms. Fowler and Ms. McDonald, the amount reflected is the amount of additional cash severance paid based on the value of 18 months’ of employer-paid group health care and life insurance coverage ($23,613 for Ms. Fowler and $15,176 for Ms. McDonald), and the value of 18 months’ of 401(k) matching contributions ($15,480 for Ms. Fowler and $15,570 for Ms. McDonald). These benefits are double trigger, in that they would only be paid upon a change in control and a subsequent qualifying termination of employment.

(4)	Mr. Barlow voluntarily resigned his employment with First Clover Leaf effective May 5, 2016.
Restrictions on resale of First Mid common stock

The shares of First Mid common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of First Mid for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of First Mid include individuals or entities that control, are controlled by, or are under common control with First Mid and may include the executive officers, directors and significant stockholders of First Mid.
First Clover Leaf stockholder dissenters’ rights

Under Sections 3-201 through 3-213 of the MGCL, First Clover Leaf’s stockholders have the right to object to the merger and to demand and receive “fair value” of their shares of First Clover Leaf common stock, determined as of the date of the meeting at which the merger is approved, without reference to any appreciation or depreciation in value resulting from the merger or its proposal. These rights are also known as dissenters’ rights.
Sections 3-201 through 3-213 of the MGCL, which set forth the procedures a stockholder requesting payment for his, her or its shares must follow, are reprinted in their entirety as Appendix B to this joint proxy statement/prospectus. The following discussion is not a complete statement of the law relating to dissenters’ rights under Sections 3-201 through 3-213 of the MGCL. This discussion and Appendix B should be reviewed carefully by any First Clover Leaf stockholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, as failure to strictly comply with the procedures set forth in Sections 3-201 through 3-213 of the MGCL will result in the loss of dissenters’ rights.
General Requirements. Sections 3-201 through 3-213 of the MGCL generally require the following:

•
Written Objection to the Proposed Transaction. First Clover Leaf stockholders who desire to exercise their dissenters’ rights must file with First Clover Leaf, at or before the First Clover Leaf stockholder meeting to vote on the merger agreement and the merger, a written objection to the proposed transaction. A vote against the merger agreement and the merger will not satisfy such objection requirement. The written objection should be delivered or addressed to Corporate Secretary, First Clover Leaf Financial Corp., 6814 Goshen Road, P.O. Box 540, Edwardsville, IL 62025.

•
Refrain From Voting For or Consenting to the Merger Proposal. If you wish to exercise your dissenters’ rights, you must not vote in favor of the proposal to approve the merger agreement and the merger. If you return a properly executed proxy that does not instruct the proxy holder to vote against or to abstain on the proposal to approve the merger agreement and the merger, or otherwise vote in favor of the merger agreement and the merger, your dissenters’ rights will terminate, even if you previously filed a written notice of intent to demand payment. You do not have to vote against the merger in order to preserve your dissenters’ rights.

•
Written Demand for Payment. Within 20 days after acceptance of the articles of merger by the Maryland State Department of Assessments and Taxation, you must make a written demand on First Mid for payment of your stock that states the number and class of shares for which payment is demanded. All written demands for payment of the fair value of First Clover Leaf common stock should be delivered or addressed to Sharon Vandermeer, First Mid-Illinois Bancshares, Inc., 1421 Charleston Avenue, Mattoon, IL 61938.

An objection to the merger, demand for payment of the fair value and a petition for appraisal, discussed below, must be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. Therefore, if your First Clover Leaf common stock is owned of record in a fiduciary capacity, such as by a broker, trustee, guardian or custodian, execution of the demand should be made in that capacity.
First Mid Written Notice. Under Section 3-207 of the MGCL, First Mid, as the successor to First Clover Leaf, will promptly notify each objecting stockholder in writing of the date the articles of merger were accepted for record by the Maryland State Department of Assessments and Taxation. First Mid may also send a written offer to pay the objecting holders of First Clover Leaf common stock what it considers to be the fair value of the stock. If First Mid chooses to do this, it will provide each objecting stockholder of First Clover Leaf with: (i) a balance sheet as of a date not more than six months before the date of the offer; (ii) a profit and loss statement for the 12 months ending on the date of that balance sheet; and (iii) any other information First Mid considers pertinent.
Any stockholder who files a notice of objection, but fails to file a written demand for the payment of fair value in a timely manner, will be bound by the vote of the First Clover Leaf stockholders and will not be entitled to receive payment in cash as an objecting stockholder.
If you demand payment for your First Clover Leaf common stock, you have no right to the First Mid common stock or cash into which your First Clover Leaf common stock would be converted after the merger is approved, except the payment of fair value. If you demand payment for your First Clover Leaf common stock, your rights as a First Clover Leaf stockholder will be restored if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, a court determines that you are not entitled to relief, or the merger is abandoned or rescinded. A demand for payment may be withdrawn only with First Clover Leaf consent.
Petition for Appraisal. Within 50 days after the date the articles of merger are accepted by the Maryland State Department of Assessments and Taxation, First Mid or any holder of First Clover Leaf common stock who has complied with the statutory requirements summarized above may file a petition with a court of equity in New Castle, Delaware, for an appraisal to determine the fair value of First Clover Leaf common stock (which we refer to as an “appraisal”). First Mid is not obligated to, and has no present intention to, file a petition with respect to an appraisal of the fair value of First Clover Leaf common stock. Accordingly, it is the obligation of objecting holders of First Clover Leaf common stock to initiate all necessary action to perfect their dissenters’ rights within the time period prescribed by Section 3-208 of the MGCL.
If a petition for an appraisal is timely filed, after a hearing on the petition, the court will determine the holders of First Clover Leaf common stock that are entitled to dissenters’ rights and will appoint three disinterested appraisers to determine the fair value of the First Clover Leaf common stock on terms and conditions the court considers proper. Within 60 days after appointment (or such longer period as the court may direct), the appraisers will file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the stock. Within 15 days after the filing of this report, any party may object to such report and request a hearing. The court shall, upon motion of any party, enter an order confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment directing the time within which payment for the fair value shall be made by First Mid. If the appraisers’ report is rejected, the court may determine the fair value of the stock of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date at which fair value is determined pursuant to Section 3-202. The cost of the appraisal proceedings, including compensation and expenses of the appraisers, will be First Mid’s responsibility, except that all or any part of the expenses may be assessed against any and all of the objecting stockholders to whom an offer to pay for common stock has been made, if the court finds the failure to accept the offer was arbitrary and vexatious or not in good faith. Costs of the proceedings will not include fees and expenses of counsel. Costs of the proceedings may include fees and expenses of experts only if First Mid did not make an offer of payment for your common stock or if the value of the common stock as determined in the appraisal proceeding materially exceeds the amount offered by First Mid. The court’s judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity.
Fair Value. You should be aware that the fair value of your First Clover Leaf common stock as determined under Sections 3-201 through 3-213 of the MGCL could be more than, the same as or less than the value of the First Mid stock you would receive in the merger if you did not seek appraisal of your First Clover Leaf common stock. You should further be aware that, if you have duly demanded the payment of the fair value of your First Clover Leaf common stock in compliance with Section 3-203 of the MGCL, you will not, after making such demand, be entitled to vote the First Clover Leaf common stock subject to the demand for any purpose or be entitled to, with respect to such shares of stock, the payment of dividends or other distributions payable to holders of record on a record date occurring after the close of business on the date the stockholders approved the merger agreement and the merger. Fair value may not include any appreciation or depreciation that directly or indirectly results from the transaction objected to or from its proposal.
If you fail to comply strictly with these procedures you will lose your dissenters’ rights. Consequently, if you wish to exercise your dissenters’ rights, we strongly urge you to consult a legal advisor before attempting to exercise your dissenters’ rights.
Financing
The merger agreement is not subject to any financing contingency. First Mid intends to finance the cash portion of the merger consideration through dividends from certain of its subsidiaries, borrowings under a new or its current credit facility, as it may be amended, with its existing lender, and cash on hand. First Mid's current line of credit has a current available balance of $15 million. See "Selected Unaudited Pro Forma Condensed Combined Financial Information" on page 140.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of First Clover Leaf common stock. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion addresses only those U.S. holders of First Clover Leaf common stock that hold their First Clover Leaf common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of First Clover Leaf common stock in light of their individual circumstances or to holders of First Clover Leaf common stock that are subject to special rules, such as non-U.S. holders (as defined below) (except to the extent discussed under the subheading “Tax Implications to Non-U.S. Stockholders” below); financial institutions; investors in pass-through entities; persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold First Clover Leaf common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; and holders who acquired their shares of First Clover Leaf common stock through the exercise of an employee stock option or otherwise as compensation.
If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds First Clover Leaf common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.
Each of Barack Ferrazzano and Schiff Hardin have delivered opinions, dated June 13, 2016, and filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part, to the effect that, subject to the exceptions, qualifications and limitations set forth therein, (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) First Clover Leaf and First Mid will each be a party to such reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, it is a condition to First Clover Leaf’s obligation to complete the merger that First Clover Leaf receive an opinion from Barack Ferrazzano, dated the closing date of the merger, and it is a condition to First Mid’s obligation to complete the merger that First Mid receive an opinion from Schiff Hardin, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and First Mid and First Clover Leaf undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by First Mid and First Clover Leaf and upon customary factual assumptions. Neither First Mid nor First Clover Leaf has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of First Mid or First Clover Leaf. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.
The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders.
Tax Consequences of the merger for U.S. holders of First Clover Leaf Common Stock. The U.S. federal income tax consequences of the merger to a U.S. holder will depend on whether such U.S. holder receives cash, shares of First Mid common stock or a combination of cash and stock in exchange for such U.S. holder’s First Clover Leaf common stock. At the time a First Clover Leaf stockholder makes a cash or stock election pursuant to the terms of the merger agreement, such stockholder will not know whether, and to what extent, the proration provisions of the Merger Agreement will alter the mix of consideration such stockholder will receive. As a result, the tax consequences to such stockholder will not be ascertainable with certainty until such stockholder knows the precise amount of cash and shares of First Mid common stock that such stockholder will receive pursuant to the merger.
Exchange of First Clover Leaf common stock solely for First Mid common stock. Except as discussed below, see “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” a U.S. holder who exchanges all of its shares of First Clover Leaf common stock solely for shares of First Mid common stock pursuant to the merger will not recognize gain or loss in connection with such exchange. A U.S. holder’s aggregate tax basis in the First Mid common stock received in the merger in exchange for its First Clover Leaf common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will equal such U.S. holder’s aggregate tax basis in the First Clover Leaf common stock surrendered by such U.S. holder in the merger. The holding period for the shares of First Mid common stock received by such U.S. Holder in the merger in exchange for its First Clover Leaf common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will include the holding period for the shares of First Clover Leaf common stock exchanged therefor.
Exchange of First Clover Leaf common stock solely for cash. A U.S. holder who exchanges all of its shares of First Clover Leaf common stock solely for cash pursuant to the merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the First Clover Leaf common stock exchanged therefor. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of First Clover Leaf common stock for more than one year at the effective time of the merger.
Exchange of First Clover Leaf common stock for a combination of First Mid common stock and cash. Except as discussed below, a U.S. holder who exchanges its shares of First Clover Leaf common stock for a combination of First Mid common stock and cash pursuant to the merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any First Mid common stock received in the merger, over such U.S. holder’s adjusted tax basis in the shares of First Clover Leaf common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of First Mid common stock).
For purposes of this calculation, the fair market value of First Mid common stock is based on the trading price of that stock on the date of the Merger, rather than the methodology used in calculating the number of shares of First Mid common stock to be issued to the stockholder. In the case of any U.S. holder who acquired different blocks of First Clover Leaf common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by capital losses in determining its income tax liability. Such U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the basis or holding periods of the particular shares of First Mid common stock received in the merger.

In addition, Treasury regulations under Section 358 of the Internal Revenue Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquiror stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining the gain to the extent the terms of the exchange are economically reasonable. Therefore, a U.S. holder might be permitted to calculate the amount of taxable gain separately for each share of First Clover Leaf common stock surrendered in the merger based on the specific consideration received for such share. This result might be permitted if the stockholder designates, on the election form (and as specifically authorized by the merger agreement), specific shares of First Clover Leaf common stock to be exchanged for cash or to be exchanged for First Mid common stock, as the case may be. Such a designation might result in less taxable gain to a U.S. holder even if the holder holds a single block of First Clover Leaf common stock with a uniform tax basis. However, it is unclear whether a designation described in this paragraph will be treated as satisfying the requirements of the Treasury regulations, and whether the proration provisions of the merger agreement may affect such designation, and therefore there can be no assurance that the IRS would not successfully challenge a U.S. holder that reports taxable gain on the basis of such a designation. U.S. holders therefore should consult with their tax advisors with respect to the advisability, including any benefits or risks, of making an express designation in their election form.
Generally, a U.S. holder’s aggregate tax basis in the First Mid common stock received by such U.S. holder in the merger in exchange for its First Clover Leaf common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” will equal such U.S. holder’s aggregate tax basis in the First Clover Leaf common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of First Mid common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of First Mid common stock). The holding period for the shares of First Mid common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will include the holding period for the shares of First Clover Leaf common stock exchanged therefor.
Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of First Clover Leaf common stock for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. All or part of the gain that a particular U.S. holder of First Clover Leaf recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of First Mid or (ii) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in First Mid after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of First Mid common stock rather than a combination of cash and shares of First Mid common stock in the merger. This could happen, for example, because of ownership of additional shares of First Mid common stock by such holder, ownership of shares of First Mid common stock by a person related to such holder or a share repurchase by First Mid from other holders of First Mid common stock. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.
Cash in Lieu of Fractional Shares of First Mid Common Stock. A U.S. holder who receives cash instead of a fractional share of First Mid common stock will be treated as having received the fractional share of First Mid common stock pursuant to the merger and then as having exchanged the fractional share of First Mid common stock for cash in a redemption by First Mid. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of First Clover Leaf common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the First Clover Leaf common stock exchanged by such U.S. Holder is greater than one year as of the effective time of the merger.
Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain incurred in connection with the merger.
Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of First Clover Leaf common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless the holder provides proof of an applicable exemption satisfactory to First Mid and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder of First Clover Leaf common stock, as a result of having received First Mid common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of First Clover Leaf common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the First Clover Leaf common stock surrendered and the fair market value of the First Mid common stock and cash received in the merger. A “significant holder” is a holder of First Clover Leaf common stock who, immediately before the merger, owned at least 5% of the vote or value of the outstanding stock of First Clover Leaf or securities of First Clover Leaf with a basis for federal income taxes of at least $1 million.
Tax Implications to Non-U.S. Stockholders. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of First Clover Leaf common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a limited summary of those rules. Any gain a non-U.S. holder recognizes from the exchange of First Clover Leaf common stock for First Mid common stock and cash in the merger generally will not be subject to U.S. federal income taxation unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (b) in the case of a non- U.S. holder who is an individual, such stockholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. holders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, non-U.S. holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. holders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.
This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.
The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger The merger agreement contains representations and warranties that First Mid and First Clover Leaf made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.
General

The merger agreement provides for the merger of First Clover Leaf with and into First Mid, with First Mid as the surviving company. The merger is anticipated to be completed in the second half of 2016. At such time, First Clover Leaf Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate First Clover Leaf Bank and First Mid Bank as separate bank subsidiaries.
Closing and effective time

Closing. The closing of the merger will take place on the fifth business day following the satisfaction or waiver of the conditions to closing set forth in the merger agreement, or at another time that both parties mutually agree upon. See “-Conditions to completion of the merger” for a more complete description of the conditions that must be satisfied prior to closing. The date of the completion of the merger sometimes is referred to in this joint proxy statement/prospectus as the “closing date.”
Completion of the Merger. The merger will become effective as of the date and time specified in the certificate of merger that will be filed with the Delaware Secretary of State and the articles of merger that will be filed with the Maryland Department of Assessments and Taxation. The time at which the merger becomes effective is sometimes referred to in this joint proxy statement/prospectus as the “effective time.”
Merger Consideration

If the merger is completed, each share of First Clover Leaf common stock which First Clover Leaf stockholders own immediately before the completion of the merger will be converted into the right to receive, at the election of each stockholder, either (a) $12.87 or (b) 0.495 shares of common stock, par value $4.00 per share, of First Mid, subject to certain adjustments and proration, as set forth in the merger agreement. Based on the number of shares of First Clover Leaf common stock outstanding as of April 26, 2016, the date of the merger agreement, and First Mid’s $25.27 common stock closing price on April 26, 2016, and assuming no adjustments to the merger consideration, First Clover Leaf stockholders will receive a total aggregate merger consideration of approximately $88,267,056, made up of approximately $22,541,429 in cash and $65,725,627 in First Mid common stock, subject to receipt of cash in respect of fractional shares. Shares of First Clover Leaf common stock held by First Clover Leaf stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.

The merger consideration is subject to the following adjustments:

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First Clover Leaf Consolidated Stockholders’ Equity is Less than $80,700,000. If the closing consolidated balance sheet delivered by First Clover Leaf to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity (as computed and adjusted in accordance with the merger agreement) less than $80,700,000, for every $50,000 shortfall thereof, (i) the cash consideration will be reduced by $0.0075 per share and (ii) the exchange ratio shall be reduced by 0.00025. As of March 31, 2016, First Clover Leaf’s consolidated stockholders' equity as computed in accordance with GAAP was $81,498,496. As of the date of this joint proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $80,700,000. For the purposes of this potential adjustment, the consolidated stockholders’ equity of First Clover Leaf reflected on the closing consolidated balance sheet shall be computed and adjusted in accordance with the terms of the merger agreement to reflect that the following amounts (which amounts cannot be known until the date of the closing consolidated balance sheet) shall be disregarded, and not be taken into account or otherwise reduce such consolidated stockholders’ equity reflected on the closing consolidated balance sheet: (A) any changes to the valuation of the First Clover Leaf’s investment portfolio attributed to ASC 320, whether upward or downward, from December 31, 2015 until the date of the closing consolidated balance sheet, (B) the aggregate fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by First Clover Leaf and its subsidiaries in connection with the merger agreement or the transactions contemplated thereby, (C) any amounts paid or payable to any director, officer or employee of First Clover Leaf or any of its subsidiaries under any contract, severance arrangement, benefit plan or employment practice of First Clover Leaf or any of its subsidiaries and all other payroll and non-payroll related costs and expenses incurred by First Clover Leaf or any of its subsidiaries in connection with the merger agreement or the transactions contemplated thereby, (D) costs associated with the termination of the First Clover Leaf’s 401(k) plan, its salary continuation agreements, and any other employee benefit plan, (E) any costs associated with the termination of the First Clover Leaf’s data processing agreement, (F) any negative provisions for loan losses taken by First Clover Leaf from the date of the merger agreement until the date of the closing consolidated balance sheet, and (G) any other expenses incurred solely in connection with the transactions contemplated by the merger agreement, in each case incurred or to be incurred by First Clover Leaf or any of its subsidiaries through closing in connection with the merger agreement and the transactions contemplated thereby.

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Decrease in Market Price of First Mid Common Stock. If at any time during the ten business day period prior to the twelfth business day immediately preceding the effective time of the merger (which we refer to as the “determination date”), the average closing price of a share of First Mid common stock (we refer to such average closing price as the “First Mid market value”) is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio within five business days of First Clover Leaf’s notice of termination. First Mid may elect to increase the exchange ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of (A) $25.06, (B) the exchange ratio and (C) the quotient of the average daily closing sales price of the NASDAQ Bank Index for the ten consecutive trading days immediately preceding the determination date divided by the average daily closing sales price of the NASDAQ Bank Index for the ten consecutive trading days immediately preceding April 26, 2016 minus 0.20 and the denominator of which is equal to the average daily closing sales price of First Mid for the ten consecutive trading days immediately preceding the determination date; or (ii) the quotient determined by dividing $25.06 by the First Mid market value, and multiplying the quotient by the product of the exchange ratio and 0.80. If First Mid elects to increase the exchange ratio, the merger agreement will remain in effect in accordance with its terms, except that the consideration for the merger will be increased to reflect the revised exchange ratio. If First Mid declines to increase the exchange ratio, the merger will be abandoned. If First Mid or any company belonging to the NASDAQ Bank Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between April 26, 2016 and the determination date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of adjusting the exchange ratio pursuant to this paragraph.

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Reclassification, Recapitalization or other Readjustment to First Mid Common Stock. If, prior to the effective time, shares of First Mid common stock shall be changed into a different number of shares or a different class of shares because of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of First Clover Leaf common stock with the same economic effect as contemplated by the merger agreement prior to such event.

The market prices of both First Mid common stock and First Clover Leaf common stock will fluctuate before the completion of the merger, and the market price of First Mid common stock may also fluctuate between the completion of the merger and the time holders of First Clover Leaf common stock receive any First Mid common stock. Holders of First Clover Leaf common stock should obtain current stock price quotations for First Mid common stock and First Clover Leaf common stock before voting on the merger and before making an election for merger consideration.
No fractional shares of First Mid common stock will be issued in the merger. Instead, First Mid will pay to each holder of First Clover Leaf common stock who would otherwise be entitled to a fractional share of First Mid common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying $12.87 by the fractional share of First Mid common stock to which such former holder would otherwise be entitled.
Holders of First Clover Leaf common stock, even if they make a valid election in accordance with the election procedures described in this joint proxy statement/prospectus, will not know or be able to calculate until after the completion of the merger whether and to what extent they will be subject to the proration and adjustment procedures described below, and to what extent they will receive cash consideration and/or stock consideration in accordance with their election. Any holder of First Clover Leaf common stock who does not make a valid election will be deemed to have made an election for stock consideration.
Stock Election
The merger agreement provides that each holder of First Clover Leaf common stock who makes a valid election for stock consideration will have the right to receive, in exchange for each share of First Clover Leaf common stock, subject to proration and adjustment as set forth in the merger agreement and described in this joint proxy statement/prospectus, a number of shares of First Mid common stock equal to the exchange ratio of 0.495. We refer to each share for which a stock election has been made as a “stock electing share.”
Even if a holder of First Clover Leaf common stock makes a valid election for stock consideration, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to First Clover Leaf stockholders in the merger will not be known until after completion of the merger. The maximum number of shares of First Clover Leaf common stock that will be converted into the right to receive stock consideration shall be an amount equal to 75% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time.
Cash Election
The merger agreement provides that each holder of First Clover Leaf common stock who makes a valid election for cash consideration will have the right to receive, in exchange for each share of First Clover Leaf common stock, subject to proration and adjustment as set forth in the merger agreement and described in this joint proxy statement/prospectus, $12.87 in cash. We refer to each share for which a cash election has been made as a “cash electing share.”

Even if a holder of First Clover Leaf common stock makes a valid election for cash consideration, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to First Clover Leaf stockholders in the merger will not be known until after completion of the merger. The maximum number of shares of First Clover Leaf common stock that will be converted into the right to receive cash consideration shall be an amount equal to 25% of the number of shares of First Clover Leaf common stock outstanding immediately prior to the effective time.
Non-Election
Holders of First Clover Leaf common stock who fail to make an election or whose elections are not received by the exchange agent by the election deadline or whose forms of election are improperly completed and/or not signed, will be deemed to have made an election for stock consideration.
Dissenting Shares
Holders of First Clover Leaf common stock who perfect their dissenters’ rights under the MGCL (who we refer to as “dissenting stockholders”) will have the right to receive “fair value” of their shares of First Clover Leaf common stock, determined as of the date of the meeting at which the merger is approved. This “fair value” could be more than the merger consideration but could also be less. Dissenting stockholders will not have the right to receive merger consideration in the merger and will only be entitled to their rights as dissenting stockholders under the MGCL. If any dissenting stockholder effectively withdraws or loses his, her or its right to dissenters’ rights of appraisal, such holder will have the right to receive merger consideration in the merger and will be deemed to have made an election for stock consideration, unless such holder properly submitted an effective election form prior to the election deadline. See “The Merger - First Clover Leaf stockholder dissenters’ rights.”
Allocation Procedures and Proration
As a result of the merger, First Clover Leaf will be merged with and into First Mid. Each share of First Clover Leaf common stock will then be converted into the right to receive cash or shares of First Mid common stock as each First Clover Leaf stockholder elects, subject to the limitations described in this joint proxy statement/prospectus. Specifically, notwithstanding the election of First Clover Leaf stockholders to receive cash or First Mid common stock: (i) the maximum number of shares of First Clover Leaf common stock to be converted into the right to receive First Mid common stock shall be an amount equal to 75% of the total number of shares of First Clover Leaf common stock issued and outstanding on the effective time of the merger; and (ii) the maximum number of shares of First Clover Leaf common stock that will be converted into the right to receive cash (excluding dissenting shares) shall be an amount equal to 25% of the total number of shares of First Clover Leaf common stock issued and outstanding on the effective time of the merger. First Mid shall cause its exchange agent to affect the following allocation and redesignation procedures no later than five business days after the election deadline.
Stock Consideration Equal to or More Than 75% . If the number of shares of First Clover Leaf common stock to be converted into shares of First Mid common stock exceeds 75% of the number of First Clover Leaf common stock outstanding immediately prior to the effective time, then:

•	All cash electing shares shall be converted into the right to receive the cash consideration; and

•
All stock electing shares will be entitled to receive First Mid common stock, only with respect to that number of stock electing shares held by such stockholder equal to the product obtained by multiplying (i) the number of stock electing shares held by such holder by (ii) a fraction, the numerator of which is 75% of the number of First Clover Leaf common stock outstanding at the effective time of the merger, and the denominator is the number of shares of First Clover Leaf common stock to be converted into shares of First Mid common stock, with the remaining number of such holder’s stock electing shares being converted into the right to receive the cash consideration.

Cash Consideration Equal to or Less Than 25% . If the number of shares of First Clover Leaf common stock to be converted into cash consideration exceeds 25% of the number of First Clover Leaf common stock outstanding immediately prior to the effective time (excluding dissenting shares), then:

•	All stock electing shares shall be converted into the right to receive the stock consideration; and

•
All cash electing shares will be entitled to receive cash consideration, only with respect to that number of cash electing shares held by such stockholder equal to the product obtained by multiplying (i) the number of cash electing shares held by such holder by (ii) a fraction, the numerator of which is 25% of the number of First Clover Leaf common stock outstanding at the effective time of the merger, and the denominator is the number of shares of First Clover Leaf common stock to be converted into cash consideration, with the remaining number of such holder’s cash electing shares being converted into the right to receive the First Mid common stock.

Election and Exchange Procedures
Election Form and Letter of Transmittal. An election form with instructions for making an election as to the form of consideration that each holder of First Clover Leaf common stock prefers to receive in the merger with respect to each share of First Clover Leaf common stock held by such holder is being mailed under separate cover to holders of First Clover Leaf common stock. First Mid and First Clover Leaf will also send an election form to persons who become holders of First Clover Leaf common stock after the record date for the First Clover Leaf stockholder’s meeting and the election deadline.
Each holder of First Clover Leaf common stock who wishes to make an election to receive stock consideration or cash consideration in the merger must submit a properly completed and signed election form to the exchange agent at its designated office by the election deadline. The deadline for making your election will be 5:00 p.m., Chicago Time, on the fifth business day prior to the effective time of the merger, unless you are notified in writing of an earlier election deadline. First Mid will use its reasonable efforts to provide notice to First Clover Leaf stockholders of the anticipated election deadline at least five business days prior to the election deadline.
If your election is not timely and properly made, your shares of First Clover Leaf stock will be treated as “no election shares” and you will be deemed to have made an election for stock consideration. Neither First Mid nor its exchange agent will be under any obligation to notify any person of any defects in an election form.
The election form also serves as a letter of transmittal. Although the merger agreement provides that a separate letter of transmittal will be mailed to First Clover Leaf stockholders after the completion of the merger for such stockholders to exchange their stock certificates for merger consideration, First Clover Leaf and First Mid have subsequently agreed to combine the election form with the letter of transmittal, which should be returned to the exchange agent by the election deadline. First Clover Leaf stockholders who do not return their stock certificates with their election form prior to the election deadline will receive transmittal materials and instructions from the exchange agent after the merger is complete.
You must carefully follow the instructions in the election form and return a properly executed election form and your First Clover Leaf stock certificates, if any, to the exchange agent in order to receive the merger consideration for your shares. First Mid stock certificates submitted for exchange must be in a form that is acceptable for transfer (as explained in the election form). Neither First Mid nor its exchange agent will be under any obligation to notify any person of any defects in an election form.
Holders of First Clover Leaf common stock who cannot locate their stock certificates, should follow the instructions set forth in the election form for lost or stolen stock certificates. Holders of First Clover Leaf common stock who hold their shares in book-entry form should follow the instructions set forth in the election form with respect to shares of First Clover Leaf common stock held in book-entry form.

As soon as reasonably practicable after its receipt of properly completed and signed election forms and letters of transmittal and accompanying First Clover Leaf stock certificates, First Mid’s exchange agent will issue by book-entry transfer shares of First Mid common stock or cash representing the merger consideration, together with cash in lieu of fractional share interests. No interest will be paid on any cash payment.
Until the certificates representing First Clover Leaf common stock are surrendered for exchange, holders of such certificates will not receive the cash or stock consideration or dividends or distributions on the First Mid common stock into which such First Clover Leaf common stock have been converted. When the certificates are surrendered to First Mid’s exchange agent, any unpaid dividends or other distribution will be paid without interest. In no event will First Mid, the exchange agent, or any other person be liable to any former holder of shares of First Clover Leaf common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Holders of First Clover Leaf common stock, even if they make a valid election in accordance with the election procedures described in this joint proxy statement/prospectus, will not know or be able to calculate until after the completion of the merger whether and to what extent they will be subject to the proration and adjustment procedures described in this joint proxy statement/prospectus, and to what extent they will receive cash consideration and/or stock consideration in accordance with their election. Any holder of First Clover Leaf common stock who does not make a valid election will be deemed to have made an election for stock consideration.
Holders of First Clover Leaf common stock should follow the instructions in the election form for sending their stock certificates to the exchange agent.
Voting agreement
On April 26, 2016, certain of the directors of First Clover Leaf entered into a voting agreement with First Mid. Under this agreement, these stockholders have each agreed to vote, subject to their fiduciary duties, their respective shares of First Clover Leaf common stock:

•	in favor of the transactions contemplated by the merger agreement;

•	against any action or agreement which would result in a breach of any term of, or any other obligation of First Clover Leaf under the merger agreement; and

•	against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the merger agreement.
Furthermore, each of these stockholders has also agreed not to sell, assign or transfer any shares of First Clover Leaf common stock that they own without the prior written consent of First Mid. The 1,030,533 shares of First Clover Leaf common stock subject to the voting agreement represent approximately 14.7% of First Clover Leaf’s outstanding shares of common stock as of April 26, 2016. The voting obligations under the voting agreement will automatically terminate upon the earlier of the effective time or the termination of the merger agreement in accordance with its terms. A copy of the form of voting agreement is attached to this joint proxy statement/prospectus as Appendix C.
Trust preferred securities
At or before the effective time of the merger, First Mid will assume and discharge First Clover Leaf’s outstanding debt, guarantees, securities, and (to the extent necessary) other agreements under and relating to First Clover Leaf’s trust preferred securities.

Conduct of business pending the merger
Conduct of Business of First Clover Leaf. Under the merger agreement, First Clover Leaf has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, First Clover Leaf and its subsidiaries are required to conduct their business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.
The following is a summary of the more significant restrictions imposed upon First Clover Leaf, subject to the exceptions set forth in the merger agreement. First Clover Leaf will not (and neither it nor its subsidiaries will agree to take, make any commitment to take or adopt any resolutions in support of any action to), without First Mid’s prior written consent:

•	effect any change in the capitalization of First Clover Leaf or the number of issued and outstanding shares of First Clover Leaf;

•
pay any dividends or other distributions on its capital stock, except First Clover Leaf is permitted to continue paying its regular quarterly dividend of $0.06 per share of First Clover Leaf common stock in the ordinary course of business;

•	amend the material terms of, waive any rights under, terminate, knowingly violate the terms of or enter into any contract material to First Clover Leaf;

•	amend its articles of incorporation or by-laws, the charter or by-laws of First Clover Leaf Bank, or the certificate of trust or trust agreement of First Clover Leaf Statutory Trust I;

•	increase the compensation of First Clover Leaf’s officers or key employees, nor pay any bonuses except in the Ordinary Course of Business;

•	establish, amend, or terminate any employee benefit plan;

•
loan more than $2,000,000 to any borrower or related group of borrowers, or renew or restructure a loan in the amount of $5,000,000 or more to any one borrower or related group of borrowers unless within the exception provided in the merger agreement;

•	apply or consent to any extension of time for filing any Tax Return or any extension of the period of limitations applicable thereto;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

•
make any expenditure for fixed assets in excess of $50,000 for any single item, or $100,000 in the aggregate, or enter into leases of fixed assets having an annual rental in excess of $50,000 in the aggregate;

•
incur any liabilities or obligations, make any commitments or disbursements, acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course of business consistent with prudent banking practices and the current policies of First Clover Leaf and its subsidiaries;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•
settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $100,000 or, if less than $100,000 that would impose a material restriction of the business of First Clover Leaf or any of its subsidiaries or create precedent for claims that are reasonably likely to be material to First Clover Leaf;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	enter into any employment, consulting or similar agreements that are not terminable by 30 days’ or fewer notice without penalty or obligation;

•	terminate the employment of any officer without first notifying First Mid; or

•	hire any employee with an annual salary in excess of $75,000.
Additionally, First Clover Leaf Bank is restricted from:

•
purchasing or investing in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of more than ten years or which municipal obligations have, at the time of purchase, been assigned a rating less than an A by Moody’s Investors Service or by Standard and Poor’s;

•	engaging or agreeing to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act or any transactions of the kind referred to in Section; and

•	agreeing to take, making an agreement to take or adopting any resolutions in support of the actions described above.
Conduct of Business of First Mid. Under the merger agreement, First Mid has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, First Mid is required to conduct its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.
The following is a summary of the more significant restrictions imposed upon First Mid, subject to the exceptions set forth in the merger agreement. First Mid will not (and neither it nor its subsidiaries will agree to take, make any commitment to take or adopt any resolutions in support of any action to), without First Clover Leaf’s prior written consent:

•
enter into any agreement with respect to, or consummate, any merger or business combination, or any acquisition of any other person, in each case that would reasonably be expected to prevent, impede or materially delay the consummation of the merger;

•	make any loan, advance or capital contribution to, or investment in, any person, in each case that would reasonably be expected to prevent, impede or materially delay the consummation of the merger;

•
amend its certificate of incorporation or by-laws or similar governing documents of any of its subsidiaries, in a manner that would materially and adversely affect the benefits of the merger to the stockholders of First Clover Leaf; or

•
declare or pay any dividend or other distribution on any share of First Mid capital stock; provided, however, that First Mid shall be permitted to continue declaring and paying its regular semi-annual dividend per share of (i) First Mid common stock in accordance with its ordinary course of business, including making increases in such dividend subject to the financial performance of First Mid and its subsidiaries, and (ii) Series C stock pursuant to its terms; or

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.
Certain covenants of the parties
In addition to the restrictions noted above, the merger agreement contains certain other covenants and agreements, including, among other things, the following:

•
First Mid agreed to file its application with the Federal Reserve and take all other appropriate actions necessary to obtain the regulatory approvals required for the merger within 45 days of execution of the merger agreement and First Clover Leaf and First Clover Leaf Bank agreed to use all reasonable and diligent efforts to assist in obtaining such approvals.

•
First Mid and First Clover Leaf each agreed to use their respective commercially reasonable efforts in good faith to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable and not to intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of the merger agreement (including any action that would impair or impede the timely obtainment of the required regulatory approvals) or that would cause any of the representations contained herein to be or become untrue.

•	First Mid and First Clover Leaf each agreed to coordinate with the other the declaration of, record date and payment date for any dividends on either party’s common stock.

•
First Mid and First Clover Leaf each agreed to duly call, give notice of, convene and hold a meeting of their respective stockholders for the purpose of obtaining approval of the merger agreement and the transactions contemplated therein.

•	First Mid and First Clover Leaf each agreed to coordinate any public statement regarding the transactions contemplated by the merger agreement to the media.
The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger-Interests of certain persons in the merger” on page 69.
No solicitation of or discussions relating to an acquisition proposal

Except as described below, First Clover Leaf has agreed in the merger agreement that it will not, and will cause First Clover Leaf Bank to not, solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes an acquisition proposal. First Clover Leaf also agreed to cause each of its each of its officers, directors, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors and other representatives to cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any person (other than First Mid) regarding any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal.
Notwithstanding the foregoing restrictions, prior to obtaining approval of the merger from the First Clover Leaf stockholders, in the event that the First Clover Leaf board of directors determines in good faith and after consultation with outside counsel, that in light of an acquisition proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with its fiduciary duties, First Clover Leaf’s board of directors may, in response to an unsolicited acquisition proposal that constitutes or is reasonably expected to result in a superior acquisition proposal, subject to certain conditions, including notice to First Mid, (i) furnish information with respect to First Clover Leaf or First Clover Leaf Bank to such person making such acquisition proposal pursuant to a customary confidentiality agreement and (ii) participate in discussions or negotiations regarding such acquisition proposal and/or (iii) terminate merger agreement in order to concurrently enter into an agreement with respect to such superior acquisition proposal. However, prior to terminating the merger agreement pursuant to this provision, First Clover Leaf must provide First Mid at least three days’ notice thereof and provide First Mid with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the First Clover Leaf stockholders.
Under the merger agreement, “superior acquisition proposal” means an acquisition proposal containing terms that the board of directors of First Clover Leaf determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to the Company’s stockholders than the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the First Clover Leaf board of directors, is reasonably capable of being obtained by such third party.
If First Mid terminates the merger agreement because First Clover Leaf breaches its covenant not to solicit an acquisition proposal from a third party or if First Clover Leaf terminates the merger agreement in order to enter into an agreement for a superior proposal, First Clover Leaf will pay to First Mid a termination fee equal to $3.6 million. See “-Termination fees.”
Representations and warranties

The merger agreement contains representations and warranties made by First Clover Leaf and First Mid. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	ownership of their respective subsidiaries;

•	corporate power and authority to enter into the merger and the merger agreement;

•	absence of any breach of organizational documents or law as a result of the merger;

•	capitalization;

•	consents and approvals;

•	financial statements;

•	compliance with SEC filing requirements;

•	filing of necessary reports with regulatory authorities;

•	books of minutes and stock records;

•	loans and allowance for loan losses;

•	certain tax matters;

•	compliance with laws;

•	insurance matters;

•	broker/finder fees;

•	compliance with the Community Reinvestment Act;
First Clover Leaf made additional representations and warranties to First Mid in the merger agreement relating to, among other things:

•	undisclosed liabilities

•	real property, personal property and other material assets;

•	compliance with, absence of default under and information regarding, material contracts;

•	affiliate transactions;

•	environmental matters

•	employee matters

•	employee benefit plans

•	intellectual property;

•	investment securities; and

•	performance of obligations with respect to its trust preferred securities.
Conditions to completion of the merger

Closing Conditions for the Benefit of First Mid. First Mid’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Clover Leaf in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by First Clover Leaf in all material respects of its obligations under the merger agreement;
approval of the merger agreement and the transactions contemplated therein (i) at the meeting of First Mid stockholders and (ii) at the meeting of First Clover Leaf stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Delaware Secretary of State and the Maryland Department of Assessments and Taxation;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this joint proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Clover Leaf certifying (i) the accuracy of the representations and warranties of First Clover leaf in the merger agreement and (ii) performance by First Clover Leaf in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and First Clover Leaf will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	approval of the listing of the shares of First Mid common stock issuable pursuant to the merger agreement on the NASDAQ Global Market; and

•
no material adverse change in First Clover Leaf or business conduct by First Clover Leaf outside of the ordinary course of business of First Clover Leaf, except as required under the merger agreement, or inconsistent with prudent banking practices since April 26, 2016.

Closing Conditions for the Benefit of First Clover Leaf. First Clover Leaf’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Mid in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by First Mid in all material respects of its obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein (i) at the meeting of First Clover Leaf stockholders and (ii) at the meeting of First Mid stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Delaware Secretary of State and the Maryland Department of Assessments and Taxation;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this joint proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Mid certifying (i) the accuracy of representations and warranties of First Mid in the merger agreement and (ii) performance by First Mid in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and First Clover Leaf will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	approval of the listing of the shares of First Mid common stock issuable pursuant to the merger agreement on the NASDAQ Global Market; and

•	no material adverse change in First Mid since April 26, 2016.
Termination

First Mid and First Clover Leaf may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either First Mid or First Clover Leaf may terminate the merger agreement as follows:

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or issued a final nonappealable order that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to perform or observe the covenants of the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

•
the merger is not completed by December 31, 2016 (which we refer to as the “outside date”), provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date;

•	any stockholder approval necessary for the merger is not obtained; or

•	any state or federal law, rule or regulation is adopted or issued and becomes effective and has the effect of prohibiting the merger.
In addition, First Clover Leaf may terminate the merger agreement as follows:

•
if First Clover Leaf is not in material breach of the merger agreement, and any of the representations or warranties of First Mid are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Mid of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Mid from First Clover Leaf;

•
prior to First Clover Leaf’s meeting of stockholders, in order to enter into an agreement with respect to an unsolicited superior proposal from a third party, provided that First Mid be provided with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the First Clover Leaf stockholders, and further provided that the termination fee is paid by First Clover Leaf to First Mid; or

•
if at any time during the ten business day period starting on the twelfth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $21.30 and decreases by more than 20% in relation to the NASDAQ Bank Index, First Clover Leaf will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “The Merger Agreement-Merger Consideration.”

In addition, First Mid may terminate the merger agreement as follows:

•
if First Mid is not in material breach of the merger agreement, and any of the representations or warranties of First Clover Leaf are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Clover Leaf of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Clover Leaf from First Mid; or

•
prior to First Clover Leaf’s stockholders meeting if First Clover Leaf’s board of directors (i) approves or recommends, or proposes publicly to approve or recommend, any acquisition of First Clover Leaf by a third-party, and/or permits First Clover Leaf to enter into an acquisition agreement with a third party or (ii) recommends that the stockholders of First Clover Leaf tender their shares of First Clover Leaf common stock in an tender offer or exchange offer for First Clover Leaf common stock has commenced (other than by First Mid or its affiliates) or fails to recommend rejection of such offer within ten business days after its commencement.

Any termination of the merger agreement will not relieve the breaching party from liability resulting from its fraud or any willful and material beach by that party of the merger agreement.
Termination fee

First Clover Leaf has agreed to pay First Mid a termination fee of $3.6 million if the merger agreement is terminated:

•	by First Mid or First Clover Leaf if the merger has not been consummated by December 31, 2016 because of a breach by First Clover Leaf of its covenant not to solicit acquisition proposals and, prior to such termination, an alternative proposal (substituting 50% for the 20% threshold in the definition thereof, which we refer to as a "qualifying transaction") was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such qualifying transaction is consummated within 12 months following the termination of the merger agreement;

•
by First Mid or First Clover Leaf if the First Clover Leaf stockholder approval has not been obtained because of a breach by First Clover Leaf of its covenant not to solicit acquisition proposals and prior to the special meeting a qualifying transaction was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such qualifying transaction is consummated within 12 months following the termination of the merger agreement;

•
by First Mid if First Clover Leaf has breached its covenant not to solicit acquisition proposals and prior to such termination an alternative proposal was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such alternative offer is consummated within 12 months following the termination of the merger agreement;

•	by First Clover Leaf in connection with accepting a superior proposal; or

•
by First Mid if (i) the First Clover Leaf board of directors fails to include in the joint proxy statement/prospectus the recommendation that the stockholders approve the merger agreement and the transactions contemplated thereby, including the merger, or makes a company recommendation change, (ii) the First Clover Leaf board of directors approves or recommends an alternative proposal or superior proposal and/or permits First Clover Leaf to enter into an alternative acquisition agreement related to an alternative proposal or a superior proposal, (iii) First Clover Leaf fails to call a special meeting of its stockholders or to deliver the joint proxy statement/prospectus to its stockholders in material breach of specified provisions of the merger agreement, or (iv) a tender offer or exchange offer for the outstanding shares of First Clover Leaf common stock is commenced and the First Clover Leaf board of directors recommends that the First Clover Leaf stockholders tender their shares in connection with such offer or within ten business days after the commencement of such tender or exchange offer, the First Clover Leaf board of directors fails to recommend rejection of such offer.

Management of First Mid and First Clover Leaf after the merger

First Mid has agreed, subject to any necessary approval by the appropriate governmental authorities, to take all appropriate action to appoint one individual serving on the First Clover Leaf board of directors, and mutually agreeable to the parties, to the First Mid board of directors, effective immediately upon the effective time of the merger. Moreover, First Mid has agreed to take all appropriate action to appoint one individual serving on the First Clover Leaf Bank board of directors, and mutually agreeable to the parties, to the First Mid Bank board of directors, effective immediately upon the effectiveness of the bank merger. The First Mid and the First Mid-Illinois Bank & Trust boards of directors will otherwise remain the same after the mergers.
NASDAQ stock listing

First Mid common stock currently is listed on the NASDAQ Global Market under the symbol “FMBH.” The shares to be issued to First Clover Leaf’s stockholders as merger consideration also will be eligible for trading on the NASDAQ Global Market. If the merger is completed, First Clover Leaf common stock will be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act, and First Clover Leaf will no longer file periodic reports with the SEC on account of First Clover Leaf common stock.
Amendment

The merger agreement may be amended in writing by the parties.

Legal Proceedings Related to the Merger

As of July 27, 2016, First Clover Leaf, certain executive officers of First Clover Leaf, certain members of First Clover Leaf’s board of directors, and First Mid are named as defendants in one purported class action lawsuit brought by an alleged individual First Clover Leaf stockholder challenging the merger (the “Lawsuit”). The Lawsuit is captioned Raul v. Highlander, et al, Case No. 16-L-703, and was filed on May 20, 2016, in the Circuit Court of Madison County, Illinois, Third Judicial District. The Lawsuit alleges breaches of fiduciary duty by the individual officers and directors of First Clover Leaf relating to the process leading to the proposed merger of First Clover Leaf and First Mid. The Lawsuit alleges that the merger consideration is inadequate and that the joint proxy statement/prospectus does not contain sufficient disclosures and detail. The Lawsuit also alleges that First Clover Leaf and First Mid aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The relief sought includes class certification, declaratory relief, an injunction enjoining consummation of the merger, rescission of the merger should it be consummated, interest on any monetary judgment, costs, and attorneys’ fees.
First Clover Leaf, First Mid and the individual defendants believe that the factual allegations in the Lawsuit are without merit and legally unfounded and they intend to vigorously defend against these allegations.

BUSINESS OF FIRST CLOVER LEAF
Unless the context requires otherwise, references in this section of this proxy statement/prospectus to “we,” “us,” or “our” refer to First Clover Leaf and its wholly owned subsidiary, First Clover Leaf Bank, on a consolidated basis.
General
First Clover Leaf is a Maryland corporation that was incorporated in March 2006 and was formed by our predecessor company, First Federal Financial Services, Inc., in connection with the “second-step” conversion of First Federal Financial Services, MHC and the simultaneous acquisition of Clover Leaf Financial Corp. and its wholly owned savings bank subsidiary, Clover Leaf Bank, a former Illinois state bank headquartered in Edwardsville, Illinois. The second-step conversion, stock offering and acquisition of Clover Leaf Financial Corp. were consummated in July 2006. As a result of these transactions, Clover Leaf Financial Corp. was merged with and into First Clover Leaf and Clover Leaf Bank was merged with and into our wholly owned subsidiary, First Federal Savings and Loan Association of Edwardsville, which was renamed First Clover Leaf Bank. In August 2014, First Clover Leaf Bank converted from a federal savings and loan association to a nationally-chartered bank.
Our principal business consists of attracting retail deposits from the general public in the areas surrounding our office locations and investing those deposits, together with funds generated from operations, primarily in one-to-four family residential real estate loans, multi-family real estate loans, commercial real estate loans, construction and land loans, commercial business loans and consumer loans, and in investment securities. Our revenues are derived principally from interest on loans and securities. Our primary sources of funds are deposits and principal and interest payments on loans and securities. We conduct our business through our six branch offices located in Madison and St. Clair counties in Illinois along with one branch location in Clayton, Missouri.
At March 31, 2016, we had total consolidated assets of $636.9 million, net loans of $440.4 million, total deposits of $514.5 million and stockholders’ equity of $81.5 million. We had net income of $1.0 million for the quarter ended March 31, 2016.
Our headquarters are located at 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025, and our telephone number is (618) 656-6122.
Our website address is www.firstcloverleafbank.com. Information on our website is not and should not be considered a part of this proxy statement/prospectus. Our website contains a direct link to our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Copies may also be obtained, without charge, by written request, Attention: Secretary, First Clover Leaf Financial Corp., P.O. Box 540, Edwardsville, Illinois 62025.
Lending Activities
Historically, our principal lending activity included the origination of first mortgage loans for the purchase or refinancing of one-to-four family residential property and the origination of multi-family loans. Over the past few years, in addition to these segments, we have focused our efforts on the origination of commercial real estate loans, construction and land loans, and commercial business loans. Our decision to convert to a national charter in August 2014 was due in large part to further these efforts.
Commercial real estate loans represented $162.3 million, or 36.4% of our loan portfolio at March 31, 2016. One-to-four family residential real estate mortgage loans represented $114.9 million, or 25.8%, of our loan portfolio at March 31, 2016. We offer commercial business loans, and these loans represented $99.7 million, or 22.3% of our loan portfolio, at March 31, 2016. Our multi-family loans represented $40.1 million, or 9.0% of our loan portfolio at March 31, 2016. We offer construction and land loans secured by single-family properties and residential subdivisions. Construction and land loans represented $12.6 million, or 2.8%, of our loan portfolio at March 31, 2016. We also originate consumer loans, including home equity loans and automobile loans, which totaled $16.7 million, or 3.7%, of our loan portfolio at March 31, 2016.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,		At December 31,
	2016		2015		2014		2013		2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real Estate Loans:
One- to four-family residential loans	$114,947	25.8%	$110,793	26.0%	$117,592	29.0%	$118,885	31.4%	$112,351	28.0%	$115,540	29.2%
Multi-family	40,077	9.0	41,182	9.7	41,392	10.2	40,262	10.7	42,203	10.5	39,482	10.0
Commercial	162,333	36.4	153,634	36.0	129,415	31.9	120,839	32.0	138,767	34.6	128,657	32.6
Construction and land	12,585	2.8	13,589	3.2	28,591	7.0	12,848	3.4	22,767	5.7	42,467	10.7
Total real estate loans	329,942	74.0	319,198	74.9	316,990	78.1	292,834	77.5	316,088	78.8	326,146	82.5

Commercial business	99,713	22.3	89,743	21.1	73,985	18.2	71,940	19.0	71,251	17.8	48,677	12.3

Consumer Loans:
Home equity	12,911	2.8	13,656	3.2	13,524	3.3	11,713	3.1	12,062	3.0	19,140	4.8
Automobile and other	3,797	0.9	3,524	0.8	1,772	0.4	1,526	0.4	1,463	0.4	1,414	0.4
Total consumer loans	16,708	3.7	17,180	4.0	15,296	3.7	13,239	3.5	13,525	3.4	20,554	5.2

Total loans	446,363	100.0%	426,121	100.0%	406,271	100.0%	378,013	100.0%	400,864	100.0%	395,377	100.0%

Deferred loan origination costs (fees), net	224		229		194		147		(50)		47
Allowance for loan losses	(6,137)		(5,886)		(5,561)		(5,591)		(5,945)		(7,789)

Total loans, net	$440,450		$420,464		$400,904		$372,569		$394,869		$387,635

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at March 31, 2016.

	One-to-Four Family		Multi-Family		Commercial Real Estate		Construction and Land(2)
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)
Due During the Years Ending March 31,
2017 (1)	$7,604	4.62%	$8,536	4.35%	$28,867	4.67%	$3,661	3.52%
2018 to 2021	28,566	4.59	18,062	4.24	57,443	4.38	8,539	3.82
2022 and beyond	78,777	4.11	13,479	4.35	76,023	3.87	385	4.03

Total	$114,947	4.26%	$40,077	4.30%	$162,333	4.19%	$12,585	3.74%

	Commercial Business		Home Equity		Other Consumer		Total
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)
Due During the Years Ending March 31,
2017 (1)	$38,825	4.06%	$1,474	4.37%	$92	3.61%	$89,059	4.32%
2018 to 2021	25,831	4.30	7,708	4.31	1,958	3.81	148,107	4.35
2022 and beyond	35,057	3.29	3,729	4.85	1,747	3.20	209,197	3.91

Total	$99,713	3.85%	$12,911	4.47%	$3,797	3.52%	$446,363	4.13%

(1)	Includes demand loans, loans having no stated repayment schedule or maturity, overdraft loans and loans in process of renewal.

(2)    Includes land acquisition loans.

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at March 31, 2016 that are contractually due after March 31, 2017.

	Due After March 31, 2017
	Fixed	Adjustable	Total
	(Dollars in thousands)

Real Estate Loans:
One- to four-family	$99,708	$7,635	$107,343
Multi-family	30,589	952	31,541
Commercial real estate	98,938	34,528	133,466
Construction and land	8,449	475	8,924
Total real estate loans	237,684	43,590	281,274

Commercial business	49,430	11,458	60,888

Consumer Loans:
Home equity	1,907	9,530	11,437
Automobile and other	3,705	—	3,705
Total consumer loans	5,612	9,530	15,142

Total loans	$292,726	$64,578	$357,304

One-to-Four Family Real Estate Loans. As of March 31, 2016, one-to-four family residential loans totaled $114.9 million, or 25.8%, of our total loan portfolio. These loans are predominately collateralized by properties located in our primary market area. Virtually all of our residential real estate loans have fixed rates of interest primarily because consumers in our markets generally prefer fixed-rate mortgage loans in the continuing low interest rate environment. We generally sell most of the conforming, fixed-rate loans that we originate, but we generally retain the servicing rights on these loans. At March 31, 2016, we were servicing $122.9 million in loans for others.
We currently offer one-to-four family residential mortgage loans with terms of 10, 15, 20, and 30 years. Our 10-year balloon loans provide for principal and interest amortization of up to 30 years with a balloon payment at the end of the term. All of our loans with terms of 15 years or greater amortize over the term of the loan.

For one-to-four family first mortgage residential real estate loans, we may generally lend up to 80% of the property’s appraised value, or up to 90% of the property’s appraised value if the borrower obtains private mortgage insurance. We require title insurance on all of our one-to-four family first mortgage loans, and we also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount equal to at least the lesser of the loan balance or the replacement cost of the improvements on the property. We require a property appraisal for all mortgage loans that are underwritten to comply with secondary market standards. Appraisals are conducted by independent or in-house licensed appraisers from a list approved by our board of directors. Our residential real estate loans include “due-on-sale” clauses.
We do not originate, sell, or place any loans in our loan portfolio that are considered sub-prime or Alt-A.
Multi-Family Real Estate Loans. Loans secured by multi-family real estate totaled $40.1 million, or 9.0%, of our total loan portfolio at March 31, 2016. Multi-family real estate loans generally are secured by apartment buildings and rental properties. The majority of our multi-family real estate loans are secured by properties located within our lending area. At March 31, 2016, our largest multi-family real estate loan relationship had a principal balance of $8.2 million, and the loans were secured by apartment buildings. At March 31, 2016, these loans were performing in accordance with their repayment terms. Multi-family real estate loans generally are offered with interest rates that adjust after one, three or five years. The majority of these loans either float with the prime rate or they are fixed balloon loans.
We consider a number of factors in originating multi-family real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service), and the ratio of the loan amount to the appraised value of the mortgaged property. Multi-family real estate loans are generally originated in amounts up to 85% of the lower of the sale price or the appraised value of the mortgaged property securing the loan. All multi-family real estate loans over $250,000 are appraised by independent or in-house licensed appraisers approved by the board of directors. All multi-family real estate loans below $250,000 must either have an independent or in-house licensed appraisal or valuation.
Loans secured by multi-family real estate generally involve a greater degree of credit risk than one-to-four family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the real estate property securing the loan. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.
Commercial Real Estate Loans. Loans secured by commercial real estate totaled $162.3 million, or 36.4%, of our total loan portfolio as of March 31, 2016. Our commercial real estate loans are secured predominately by office buildings, and to a lesser extent warehouse properties, and more specialized properties such as churches and schools. We originate commercial real estate loans generally with a typical term of five years with balloon payments. These loans generally amortize over 15 to 25 years. We offer both adjustable and fixed rates of interest on commercial real estate loans, with the interest rate for adjustable rate loans tied to the prime interest rate. Our largest commercial real estate loan relationship at March 31, 2016, comprised of separate credits, had an aggregate principal balance of $12.2 million and was secured by hotels. These loans were performing in accordance with their repayment terms as of March 31, 2016.
Commercial real estate loans generally have higher interest rates than residential mortgage loans. In addition, commercial real estate loans are more sensitive to changes in market interest rates because they often have shorter terms to maturity, and therefore, the interest rates adjust more frequently. Commercial real estate loans often have significant additional risk compared to one-to-four family residential mortgage loans, as they typically involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the repayment of commercial real estate loans typically depends on the successful operation of the related real estate project, and thus may be subject, to a greater extent than residential mortgage loans, to adverse conditions in the real estate market or in the economy generally.
In our underwriting of commercial real estate loans, we may generally lend up to 85% of the property’s appraised value. We require independent or in-house licensed appraisals for all commercial real estate loans in excess of $250,000. For loans that do not exceed this amount, we utilize a valuation. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower, and the ability of the property to generate adequate funds to cover both operating expenses and debt service. In evaluating whether to make a commercial real estate loan, we place primary emphasis on the ratio of net cash flow to debt service on the property, and we generally require a ratio of cash flow to debt service of at least 120%, computed after deduction for a vacancy factor and property expenses we deem appropriate.
We require title insurance on all of our commercial real estate loans, and we also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained. In addition, we generally require that the borrower personally guarantee the repayment of the loan.
Construction and Land Loans. As of March 31, 2016, construction and land loans totaled $12.6 million, or 2.8%, of our total loan portfolio. This portfolio consists of construction/speculative loan construction/permanent loans and land development loans.
Construction/speculative loans are made to area homebuilders or developers who do not have, at the time the loan is originated, a signed contract with a homebuyer who has a commitment for permanent financing with either First Clover Leaf Bank or another lender. The homebuyer may enter into a purchase contract either during or after the construction period. These loans have the risk that the builder will have to make interest and principal payments on the loan, and finance real estate taxes and other holding costs of the completed home or lot for a significant time after the completion of construction. Funds are disbursed in phases as construction is completed. All construction/speculative loans typically require that the builder-borrower personally guarantee the full repayment of the principal and interest on the loan and make interest payments during the construction phase. These loans are generally originated for a term of 12 months, with interest rates that are tied to the prime lending rate. First Clover Leaf Bank recognizes the relative increased risk element for these types of loans and therefore generally observes a loan-to-value ratio of no more than 80% of the lower of cost or the estimated value of the completed property. In addition, we generally limit the number of our construction/speculative loans per borrower based on their available liquidity.
Construction/permanent loans are generally made to either a homebuilder or a homeowner who, at the time of construction, has a signed contract together with a commitment for permanent financing from First Clover Leaf Bank or another lender for the finished home. The construction phase of a loan for a one-to-four family, owner-occupied property generally lasts up to six months with loan-to-value ratios of up to 80% (or up to 90% if the borrower obtains private mortgage insurance) of the appraised estimated value of the completed property or cost, whichever is less. Following the initial six-month period, construction/permanent loans convert to permanent loans, regardless of whether the construction phase has been completed.
Construction lending generally involves a greater degree of risk than our other one-to-four family mortgage lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the home construction. Construction delays or the financial impairment of the builder may further impair the borrower’s ability to repay the loan.
Our procedures for underwriting construction/speculative loans include an assessment of the borrower’s credit history and the borrower’s ability to meet other existing debt obligations, as well as payment of principal and interest on the proposed loan. We use the same underwriting standards and procedures for construction/permanent lending as we do for one-to-four family residential real estate lending.

We also originate land development loans to area homebuilders that are secured by individual unimproved or improved residential building lots. Land loans are generally offered with variable prime-based interest rates with terms of up to two years. The general loan-to-value ratio is 75% of the lower of cost or appraised value of the property. At March 31, 2016, the largest construction and land loan relationship, comprised of separate credits, had an aggregate principal balance of $3.7 million and was secured by residential lots and land to be developed. The loans were performing in accordance with the repayment terms.
Commercial Business Loans. We offer commercial business loans to customers in our market area. Some of these loans are secured in part by additional real estate collateral. We make various types of secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans are generally for less than five years. Equipment loans usually involve a one-time disbursement of funds, with repayment over the term of the loan, while operating lines of credit involve multiple disbursements and revolving notes that can be renewed annually. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime rate. At March 31, 2016, we had commercial business loans outstanding with an aggregate balance of $99.7 million, or 22.3%, of the total loan portfolio. As of March 31, 2016, our largest commercial business loan relationship, comprised of separate credits, had an aggregate principal balance of $8.5 million. The loans were secured primarily by a floor plan for new and used vehicles located in our primary market area. The loans were performing in accordance with their repayment terms as of March 31, 2016.
We have continued our emphasis on the origination of commercial business lending. These loans tend to have higher rates of interest and are more sensitive than other loan categories to changes in market interest rates because they often have shorter terms to maturity, and therefore, the interest rates adjust more frequently. In addition, commercial business lending gives us greater access to commercial borrowers that may open transactional checking accounts with First Clover Leaf Bank.
Commercial credit decisions are based upon a complete credit review of the borrower. A determination is made as to the borrower’s ability to repay in accordance with the proposed terms as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial business loan, we consider debt service capabilities, actual and projected cash flows and the borrower’s inherent industry risks. Credit agency reports of an individual borrower’s or guarantor’s credit history as well as bank checks and trade investigations supplement the analysis of the borrower’s creditworthiness. Collateral supporting a secured transaction is also analyzed to determine its marketability and liquidity. Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory, equipment or real estate. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the projected cash flow of the company or liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.
Consumer Loans. Our consumer loans consist primarily of home equity lines of credit, automobile loans, loans secured by deposits and securities, and unsecured personal loans. As of March 31, 2016, consumer loans totaled $16.7 million, or 3.7%, of our total loan portfolio.
At March 31, 2016, home equity lines of credit totaled $12.9 million, or 2.8%, of total loans. Home equity lines of credit are generally made for owner-occupied homes, and are secured by first or second mortgages on residential properties. We generally offer home equity lines of credit with a maximum loan to appraised value ratio of 90% (including senior liens on the subject property). We currently offer these loans for terms of up to five years and with adjustable rates that are tied to the prime lending rate. To date, we are seeing minimal stress in our home equity portfolio or signs of material default risks. We review reports periodically of the higher advanced credit lines and look at payment patterns and advance patterns in an effort to detect potential problems.
Automobile loans are generally offered with maturities of up to 72 months for new automobiles, while loans secured by used automobiles have maximum terms that vary depending on the age of the automobile. We require all borrowers to maintain collision insurance on automobiles securing loans in excess of $1,000, with First Clover Leaf Bank listed as loss payee. In those instances where the borrower fails to maintain adequate insurance coverage, we are further protected against loss through a third-party policy insurance coverage. Our automobile loan portfolio totaled $3.8 million, or 0.9%, of total loans at March 31, 2016.
Consumer loans generally entail greater credit risk than residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining value often does not warrant further substantial collection efforts against the borrower. Further, consumer loan collections depend on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.
Our procedures for underwriting consumer loans include an assessment of the borrower’s credit history and ability to meet other existing debt obligations, as well as payments of principal and interest on the proposed loans. The stability of the borrower’s monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Although the borrower’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan amount. We require either an independent or in-house licensed appraisal or valuation for all consumer loans in excess of $50,000 if secured by real estate.
Loan Originations, Purchases, Sales and Servicing. Although we originate fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon borrower demand, market interest rates, and the interest rates offered on each type of loan by competing lenders in our market area. This includes banks, savings institutions, credit unions, mortgage banking companies, and life insurance companies. Loan originations are derived from a number of sources, including existing or prior customers and walk-in customers.
Loan originations are adversely affected by rising interest rates, which typically result in decreased loan demand. Accordingly, the volume of our loan originations and the interest rates we can charge on loans vary from period to period. One-to-four family residential mortgage loans are generally underwritten to conform to Fannie Mae seller/servicer guidelines, and are currently originated primarily on a fixed interest rate basis. We generally sell most of our conforming, fixed-rate, one-to-four family loans that we originate with servicing rights retained, which means that we will continue to collect payments on the loans and supervise foreclosure proceedings, if necessary. We retain a portion of the interest paid by the borrower on the loans, generally 25 basis points, as consideration for our services. We currently service $122.9 million of loans for others. In the first quarter of 2016, we originated $4.8 million in one-to-four family residential mortgage loans and received proceeds of $5.0 million from the sale of residential loans into the secondary market.
Loan Approval Procedures and Authority. Our lending activities are subject to written underwriting standards and loan origination procedures adopted by management and the board of directors. Authorized officers have predetermined approval levels, and they may approve renewals of commercial business and commercial real estate loans by a total of their combined lending limits where there has been no deterioration in either the payment pattern or financial strength of the borrower. However, all loans in excess of $5.0 million must be presented to the entire board of directors and approved by simple majority. In addition, a list of all preauthorized loans is presented to the board of directors’ loan committee on a monthly basis.
Loans to One Borrower. At March 31, 2016, the maximum amount that First Clover Leaf Bank could have loaned to any one borrower under the 15% limit of risk-based capital was approximately $11.5 million. In addition, the Supplemental Lending Limit Program under the OCC allows a national bank to make residential real estate loans, small business loans, or small farm loans in the lesser of the following two amounts: (1) 10% of the bank’s capital and surplus; or (2) the percentage of its capital and surplus, in excess of 15%, that a state bank is permitted to lend under the state lending limit that is available for any such residential real estate, small business, small farm loans, or any unsecured loans in the state where the main office of the national bank is located. The largest lending relationship with First Clover Leaf Bank at March 31, 2016 was in accordance with these supplemental terms and totaled $14.4 million. This relationship, comprised of separate credits, consisted of a floor plan for new and used vehicles, a real estate loan for a commercial building, and a separate commercial loan. These loans were performing in accordance with their repayment terms as of March 31, 2016.
Appraisal Policies. In general, we obtain appraisals for new loan originations in excess of $250,000 secured by real estate. For reasons of safety and soundness, we may also require an appraisal for loan originations under the $250,000 threshold. The regulations also permit us to obtain an appropriate evaluation under certain circumstances. Appraisals are conducted by independent or in-house licensed appraisers from a list approved by our board of directors. We also request a new appraisal on a renewing loan if the credit appears to be distressed or the market has had significant changes and we do not feel that we can properly assess the value from our own resources. We also subscribe to a service that provides access to current property listings and sales on single family residences which allows access to comparative sales prices. We obtain a new appraisal on a commercial property when a borrower is experiencing cash flow difficulties which appear to be more than temporarily impaired and we do not feel that we have the resources necessary to properly assess the situation. In addition, if we determine that it is necessary to foreclose on a property, we obtain a new appraisal.
Competition
We face intense competition within our market area both in making loans and attracting deposits. The City of Edwardsville and the surrounding area have a high concentration of financial institutions, including large commercial banks, community banks and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Some of our competitors offer products and services that we currently do not offer, such as trust services. Based on FDIC data as of June 30, 2015 (the latest date for which information is available), our market share of deposits was 10.04% of all FDIC-insured deposits in Madison County, making us the third largest institution out of 26 institutions located in Madison County by deposit size as of that date. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.
Market Area
Our primary lending area is concentrated in Madison, Macoupin, and St. Clair Counties in Illinois. The economy of our market area is characterized by a large number of small retail establishments and small industry. Additionally, major employers in our immediate market area include Southern Illinois University-Edwardsville, Phillips 66 refinery, the local school districts, the Madison County government, Scott Air Force Base, and area hospitals. Historically, these markets have tended to be less volatile than other parts of the country. We have recently expanded into St. Louis County, Missouri, which is approximately 20 miles southwest of our headquarters in Edwardsville, Illinois.
Employees
As of March 31, 2016, we had 94 full-time employees and 14 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.
Regulation and Supervision
In August of 2014, First Clover Leaf Bank converted its charter from a federal savings and loan association to a national bank, making First Clover Leaf a bank holding company. While the charter conversion did not change our regulators, it fundamentally changed the laws and regulations applicable to us. The following is a summary of the material elements of the supervisory and regulatory framework applicable to us under our new regulatory regime. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

FDIC-insured institutions, like First Clover Leaf Bank, as well as their holding companies and their affiliates, are extensively regulated under federal and state law. As a result, First Clover Leaf’s growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the OCC, the Federal Reserve, the FDIC and the Bureau of Consumer Financial Protection (the “CFPB”). Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the U.S. Department of the Treasury (the “Treasury”) have an impact on the business of First Clover Leaf and First Clover Leaf Bank. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the operations and results of First Clover Leaf and First Clover Leaf Bank, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.
Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of First Clover Leaf’s and First Clover Leaf Bank’s business, the kinds and amounts of investments they may make, Bank reserve requirements, capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, First Clover Leaf’s ability to merge, consolidate and acquire, dealings with insiders and affiliates and First Clover Leaf Bank’s payment of dividends. In the last several years, First Clover Leaf and First Clover Leaf Bank have experienced heightened regulatory requirements and scrutiny following the global financial crisis and as a result of the Dodd-Frank Act. Although the reforms primarily targeted systemically important financial service providers, their influence filtered down in varying degrees to community banks over time, and the reforms have caused First Clover Leaf’s compliance and risk management processes, and the costs thereof, to increase.
This supervisory and regulatory framework subjects FDIC-insured institutions and their holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.
The following is a summary of the material elements of the supervisory and regulatory framework applicable to First Clover Leaf and First Clover Leaf Bank, beginning with a discussion of the continuing regulatory emphasis on capital levels. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Regulatory Emphasis on Capital
Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions are generally required to hold more capital than other businesses, which directly affects First Clover Leaf’s earnings capabilities. Although capital has historically been one of the key measures of the financial health of banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banking organizations, require more capital to be held in the form of common stock and disallow certain funds from being included in capital determinations. These standards represent regulatory capital requirements that are meaningfully more stringent than those in place previously.

Minimum Required Capital Levels. Bank holding companies have historically had to comply with less stringent capital standards than their bank subsidiaries and have been able to raise capital with hybrid instruments such as trust preferred securities. The Dodd-Frank Act mandated that the Federal Reserve establish minimum capital levels for holding companies on a consolidated basis as stringent as those required for FDIC-insured institutions. As a consequence, the components of holding company permanent capital known as “Tier 1 Capital” were restricted to those capital instruments that were considered Tier 1 Capital for FDIC-insured institutions. A result of this change is that the proceeds of hybrid instruments, such as trust preferred securities, are being excluded from Tier 1 Capital over a phase-out period. However, if such securities were issued prior to May 19, 2010 by bank holding companies with less than $15 billion of assets, they may be retained, subject to certain restrictions. Because First Clover Leaf has assets of less than $15 billion, First Clover Leaf is able to maintain its trust preferred proceeds as Tier 1 Capital but First Clover Leaf has to comply with new capital mandates in other respects and will not be able to raise Tier 1 Capital in the future through the issuance of trust preferred securities.
The capital standards for First Clover Leaf and First Clover Leaf Bank changed on January 1, 2015 to add the requirements of Basel III, discussed below. The minimum capital standards effective prior to and including March 31, 2016 are:

•
A leverage requirement, consisting of a minimum ratio of Tier 1 Capital to total adjusted average quarterly assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and

•	A risk-based capital requirement, consisting of a minimum ratio of Total Capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 Capital to total risk-weighted assets of 4%.
For these purposes, “Tier 1 Capital” consists primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total Capital consists primarily of Tier 1 Capital plus “Tier 2 Capital,” which includes other non-permanent capital items, such as certain other debt and equity instruments that do not qualify as Tier 1 Capital, and First Clover Leaf Bank’s allowance for loan losses, subject to a limitation of 1.25% of risk-weighted assets. Further, risk-weighted assets for the purpose of the risk-weighted ratio calculations are balance sheet assets and off-balance sheet exposures to which required risk weightings of 0% to 100% are applied.
The Basel International Capital Accords. The risk-based capital guidelines described above are based upon the 1988 capital accord known as “Basel I” adopted by the international Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by the U.S. federal banking regulators on an interagency basis. In 2008, the banking agencies collaboratively began to phase-in capital standards based on a second capital accord, referred to as “Basel II,” for large or “core” international banks (generally defined for U.S. purposes as having total assets of $250 billion or more, or consolidated foreign exposures of $10 billion or more). On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis. Because of Dodd-Frank Act requirements, Basel III essentially layers a new set of capital standards on the previously existing Basel I standards.
The Basel III Rule. In July 2013, the U.S. federal banking agencies approved the implementation of the Basel III regulatory capital reforms in pertinent part, and, at the same time, promulgated rules effecting certain changes required by the Dodd-Frank Act (which we refer to as the “Basel III Rule”). In contrast to capital requirements historically, which were in the form of guidelines, Basel III was released in the form of regulations by each of the regulatory agencies. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1 billion which are not publically traded companies).
The Basel III Rule not only increased most of the required minimum capital ratios effective January 1, 2015, but it introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of treasury stock), retained earnings, and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also expanded the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (Tier 1 Capital in addition to Common Equity) and Tier 2 Capital. A number of instruments that qualified as Tier 1 Capital do not qualify, or their qualifications will change. For example, noncumulative perpetual preferred stock, which qualified as simple Tier 1 Capital, does not qualify as Common Equity Tier 1 Capital, but qualifies as Additional Tier 1 Capital. The Basel III Rule also constrained the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and requires deductions from Common Equity Tier 1 Capital in the event that such assets exceed a certain percentage of a banking organization’s Common Equity Tier 1 Capital.
The Basel III Rule requires minimum capital ratios beginning January 1, 2015, as follows:

•	A new ratio of minimum Common Equity Tier 1 equal to 4.5% of risk-weighted assets;

•	An increase in the minimum required amount of Tier 1 Capital to 6% of risk-weighted assets;

•	A continuation of the current minimum required amount of Total Capital (Tier 1 plus Tier 2) at 8% of risk-weighted assets; and

•	A minimum leverage ratio of Tier 1 Capital to total adjusted quarterly average assets equal to 4% in all circumstances.
Not only did the capital requirements change but the risk weightings (or their methodologies) for bank assets that are used to determine the capital ratios changed as well. For nearly every class of assets, the Basel III Rule requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings.
Banking organizations (except for large, internationally active banking organizations) became subject to the new rules on January 1, 2015. However, there are separate phase-in/phase-out periods for: (i) the capital conservation buffer; (ii) regulatory capital adjustments and deductions; (iii) nonqualifying capital instruments; and (iv) changes to the prompt corrective action rules. The phase-in periods commenced on January 1, 2016 and extend until 2019.
Well-Capitalized Requirements. The ratios described above are minimum standards in order for banking organizations to be considered “adequately capitalized” under the Prompt Corrective Action rules discussed below. Bank regulatory agencies uniformly encourage banking organizations to hold more capital and be “well-capitalized” and, to that end, federal law and regulations provide various incentives for such organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Moreover, the Federal Reserve’s capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.
Under the capital regulations of the OCC and Federal Reserve, in order to be well-capitalized, a banking organization must maintain:

•	A new Common Equity Tier 1 Capital ratio to risk-weighted assets of 6.5% or more;

•	A minimum ratio of Tier 1 Capital to total risk-weighted assets of 8% (6% under Basel I);

•	A minimum ratio of Total Capital to total risk-weighted assets of 10% (the same as Basel I); and

•	A leverage ratio of Tier 1 Capital to total adjusted quarterly average assets of 5% or greater.

In addition, banking organizations that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in Common Equity Tier 1 attributable to a capital conservation buffer to be phased in over three years beginning in 2016. The purpose of the conservation buffer is to ensure that banking organizations maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the fully phased-in conservation buffer increases the minimum ratios depicted above to:

•	7% for Common Equity Tier 1 Capital,

•	8.5% for Tier 1 Capital and

•	10.5% for Total Capital.
It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer.
As of March 31, 2016: (i) First Clover Leaf Bank was not subject to a directive from the OCC to increase its capital and (ii) First Clover Leaf Bank was well-capitalized, as defined by OCC regulations. As of March 31, 2016, First Clover Leaf had regulatory capital in excess of the Federal Reserve’s requirements and met the Basel III Rule requirements to be well-capitalized.
Prompt Corrective Action. An FDIC-insured institution’s capital plays an important role in connection with regulatory enforcement as well. This regime applies to FDIC-insured institutions, not holding companies, and provides escalating powers to bank regulatory agencies as a bank’s capital diminishes. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized,” in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution’s asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring dismissal of senior executive officers or directors; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.
Regulation and Supervision of First Clover Leaf
General. The Company, as the sole stockholder of First Clover Leaf Bank, is a bank holding company. As a bank holding company, First Clover Leaf is registered with, and subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Company is legally obligated to act as a source of financial and managerial strength to First Clover Leaf Bank and to commit resources to support First Clover Leaf Bank in circumstances where it might not otherwise do so. The Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of its operations and such additional information regarding its operations as the Federal Reserve may require.
Acquisitions, Activities and Change in Control. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see “Regulatory Emphasis on Capital” above.
The BHCA generally prohibits First Clover Leaf from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking ... as to be a proper incident thereto.” This authority would permit First Clover Leaf to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.
Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. The Company has not elected to operate as a financial holding company.
Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.
Capital Requirements. Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements, as impacted by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see “-Regulatory Emphasis on Capital” above.
Dividend Payments. The Company’s ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Maryland corporation, First Clover Leaf is subject to the limitations of Maryland corporate law, which permits First Clover Leaf to pay dividends from the net earnings of First Clover Leaf for the fiscal year in which the distribution is made; the net earnings of First Clover Leaf for the preceding fiscal year; or the sum of the net earnings of First Clover Leaf for the preceding eight fiscal quarters. No distribution may be made if, after giving effect to the distribution: (i) First Clover Leaf would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business; or (ii) First Clover Leaf’s total assets would be less than the sum of First Clover Leaf’s total liabilities plus the amount that would be needed, if First Clover Leaf were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.
As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (i) its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer to be phased in over three years beginning in 2016. See “-Regulatory Emphasis on Capital” above.
Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.
Federal Securities Regulation. The Company’s common stock is registered with the SEC under the Exchange Act. Consequently, First Clover Leaf is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.
Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments, and authorizing the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company’s proxy materials. The legislation also directed the Federal Reserve to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded.
Regulation and Supervision of First Clover Leaf Bank
General. First Clover Leaf Bank is a national bank, chartered by the OCC under the National Bank Act. The deposit accounts of First Clover Leaf Bank are insured by the FDIC’s Deposit Insurance Fund (the “DIF”) to the maximum extent provided under federal law and FDIC regulations, and First Clover Leaf Bank is a member of the Federal Reserve System. As a national bank, First Clover Leaf Bank is subject to the examination, supervision, reporting and enforcement requirements of the OCC. The FDIC, as administrator of the DIF, also has regulatory authority over First Clover Leaf Bank.
Deposit Insurance. As an FDIC-insured institution, First Clover Leaf Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an FDIC-insured institution is placed in one of four risk categories each quarter. An institution’s assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 2.5 basis points to 45 basis points. The assessment base is calculated using average consolidated total assets minus average tangible equity. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease the assessment rates, following notice and comment on proposed rulemaking.
Amendments to the Federal Deposit Insurance Act revised the assessment base against which an FDIC-insured institution’s deposit insurance premiums paid to the DIF are calculated to be its average consolidated total assets less its average tangible equity. This change shifted the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits. Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to FDIC-insured institutions. In lieu of dividends, the FDIC has adopted progressively lower assessment rate schedules that will take effect when the reserve ratio exceeds 1.15%, 2%, and 2.5%. As a consequence, premiums will decrease once the 1.15% threshold is exceeded. The FDIC has until September 30, 2020 to meet the 1.35% reserve ratio target. Several of these provisions could increase First Clover Leaf Bank’s FDIC deposit insurance premiums.
The Dodd-Frank Act also permanently established the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per insured depositor.

FICO Assessments. In addition to paying basic deposit insurance assessments, FDIC-insured institutions must pay Financing Corporation (“FICO”) assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO’s authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured institutions pay assessments to cover interest payments on FICO’s outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2015 was 0.58 basis points ($0.06 per $1,000 dollars of assessable deposits).
Supervisory Assessments. National banks are required to pay supervisory assessments to the OCC to fund the operations of the OCC. The amount of the assessment is calculated using a formula that takes into account the bank’s size and its supervisory condition. During the year ended December 31, 2015, First Clover Leaf Bank paid supervisory assessments to the OCC totaling $161,000.
Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see “-Regulatory Emphasis on Capital” above.
Liquidity Requirements. Liquidity is a measure of the ability and ease with which assets may be converted to cash. Liquid assets are those that can be converted to cash quickly if needed to meet financial obligations. To remain viable, FDIC-insured institutions must have enough liquid assets to meet their near-term obligations, such as withdrawals by depositors. Because the global financial crisis was in part a liquidity crisis, Basel III also includes a liquidity framework that requires FDIC-insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio (“LCR”), is designed to ensure that the institution has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio, is designed to promote more medium- and long-term funding of the assets and activities of institutions over a one-year horizon. These tests provide an incentive for institutions to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).
In addition to liquidity guidelines already in place, the U.S. bank regulatory agencies implemented the Basel III LCR in September 2014, which requires large financial firms to hold levels of liquid assets sufficient to protect against constraints on their funding during times of financial turmoil. While the LCR only applies to the largest banking organizations in the country, certain elements are expected to filter down to all FDIC-insured institutions.
Stress Testing. A stress test is an analysis or simulation designed to determine the ability of a given FDIC-insured institution to deal with an economic crisis. In October 2012, U.S. bank regulators unveiled new rules mandated by the Dodd-Frank Act that require the largest U.S. banks to undergo stress tests twice per year, once internally and once conducted by the regulators, and began recommending portfolio stress testing as a sound risk management practice for community banks. Although stress tests are not officially required for banks with less than $10 billion in assets, they have become part of annual regulatory exams even for banks small enough to be officially exempted from the process. The OCC now recommends stress testing as means to identify and quantify loan portfolio risk and First Clover Leaf Bank has begun the process.
Dividend Payments. The primary source of funds for First Clover Leaf is dividends from First Clover Leaf Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank’s board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank’s year-to-date net income plus the bank’s retained net income for the two preceding years. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer to be phased in over three years beginning in 2016. See “Regulatory Emphasis on Capital” above.

Insider Transactions. First Clover Leaf Bank is subject to certain restrictions imposed by federal law on “covered transactions” between First Clover Leaf Bank and its “affiliates.” The Company is an affiliate of First Clover Leaf Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to First Clover Leaf, investments in the stock or other securities of First Clover Leaf and the acceptance of the stock or other securities of First Clover Leaf as collateral for loans made by First Clover Leaf Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.
Limitations and reporting requirements are also placed on extensions of credit by First Clover Leaf Bank to its directors and officers, to directors and officers of First Clover Leaf and its subsidiaries, to principal stockholders of First Clover Leaf and to “related interests” of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of First Clover Leaf or First Clover Leaf Bank, or a principal stockholder of First Clover Leaf, may obtain credit from banks with which First Clover Leaf Bank maintains a correspondent relationship.
Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.
In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the FDIC-insured institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the FDIC-insured institution’s rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.
During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that FDIC-insured institutions are expected to address in the current environment. First Clover Leaf Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.
Branching Authority. National banks headquartered in Illinois, such as First Clover Leaf Bank, have the same branching rights in Illinois as banks chartered under Illinois law, subject to OCC approval. Illinois law grants Illinois-chartered banks the authority to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. However, the Dodd-Frank Act permits well-capitalized and well-managed banks to establish new branches across state lines without these impediments.
Financial Subsidiaries. Under federal law and OCC regulations, national banks are authorized to engage, through “financial subsidiaries,” in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank’s outstanding investments in financial subsidiaries). First Clover Leaf Bank has not applied for approval to establish any financial subsidiaries.
Federal Home Loan Bank System. First Clover Leaf Bank is a member of the FHLB, which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.
Transaction Account Reserves. Federal Reserve regulations require FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2016: the first $15.2 million of otherwise reservable balances are exempt from reserves and have a zero percent reserve requirement; for transaction accounts aggregating more than $15.2 million to $110.2 million, the reserve requirement is 3% of total transaction accounts; and for net transaction accounts in excess of $110.2 million, the reserve requirement is 3% up to $110.2 million plus 10% of the aggregate amount of total transaction accounts in excess of $110.2 million. These reserve requirements are subject to annual adjustment by the Federal Reserve.
Community Reinvestment Act Requirements. The Community Reinvestment Act requires First Clover Leaf Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess First Clover Leaf Bank’s record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of First Clover Leaf Bank’s effectiveness in meeting its Community Reinvestment Act requirements.
Anti-Money Laundering. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), along with anti-money laundering and bank secrecy laws (“AML-BSA”), are designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for FDIC-insured institutions, brokers, dealers and other businesses involved in the transfer of money. The laws mandate financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification and ongoing due diligence programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation among FDIC-insured institutions and law enforcement authorities.
Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance (“CRE Guidance”) provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding

100% of capital. The CRE Guidance does not limit banks’ levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.
Based on First Clover Leaf Bank’s loan portfolio as of March 31, 2016, First Clover Leaf Bank does not exceed these guidelines.
Consumer Financial Services. The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including First Clover Leaf Bank, as well as the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like First Clover Leaf Bank, continue to be examined by their applicable bank regulators.
Because abuses in connection with residential mortgages were a significant factor contributing to the global financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including all FDIC-insured institutions, in an effort to strongly encourage lenders to verify a borrower’s “ability to repay,” while also establishing a presumption of compliance for certain “qualified mortgages.” In addition, the Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans have not complied with the ability-to-repay standards. First Clover Leaf Bank does not currently expect the CFPB’s rules to have a significant impact on First Clover Leaf’s operations, except for higher compliance costs.
Properties
The following table presents the location and other important information pertaining to First Clover Leaf’s corporate offices and branch offices as of July 26, 2016:

Location	Leased or Owned	Year Acquired	Net Book Value of Real Property
			(In thousands)

Main Office 6814 Goshen Road Edwardsville, Illinois 62025	Owned	2006	$3,149

2143 S. State Route 157 Edwardsville, Illinois 62025	Owned	2006	812

300 St. Louis Street Edwardsville, Illinois 62025	Owned	1964	1,296

1046 E. Madison Street Wood River, Illinois 62095	Owned	2008	1,559

12551 State Route 143 Highland, Illinois 62249	Leased	2011	—

4101 N. Illinois Street Swansea, Illinois 62226	Owned	2014	944

225 S. Meramec Ave., Ste 302 St. Louis, Missouri 63105	Leased	2,015	—

The net book value of our premises, land and equipment was approximately $9.9 million at December 31, 2015. In 2008, we purchased land in Highland, Illinois which is still being held for possible future branch expansion. We continue to pursue other expansion opportunities.

Legal Proceedings

As of July 27, 2016, First Clover Leaf, certain executive officers of First Clover Leaf, certain members of First Clover Leaf’s board of directors, and First Mid are named as defendants in one purported class action lawsuit brought by an alleged individual First Clover Leaf stockholder challenging the merger. The Lawsuit is captioned Raul v. Highlander, et al, Case No. 16-L-703, and was filed on May 20, 2016, in the Circuit Court, Third Judicial District, Madison County, Illinois. The Lawsuit alleges breaches of fiduciary duty by the individual officers and directors of First Clover Leaf relating to the process leading to the proposed merger of First Clover Leaf and First Mid. The Lawsuit alleges that the merger consideration is inadequate and that the joint proxy statement/prospectus does not contain sufficient disclosure and detail. The Lawsuit also alleges that First Clover Leaf and First Mid aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The relief sought includes class certification, declaratory relief, an injunction enjoining consummation of the merger, rescission of the merger should it be consummated, interest on any monetary judgment, costs, and attorneys’ fees.
First Clover Leaf, First Mid and the individual defendants believe that the factual allegations in the Lawsuit are without merit and legally unfounded and they intend to vigorously defend against these allegations.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS AND CERTAIN BENEFICIAL OWNERS OF FIRST CLOVER LEAF

The following table sets forth, as of April 4, 2016, the shares of common stock beneficially owned by First Clover Leaf’s named executive officers and directors individually, by all executive officers and directors as a group, and by each person or group known by First Clover Leaf to beneficially own in excess of five percent of First Clover Leaf’s common stock.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding

Directors and Named Executive Officers: (2)
William D. Barlow (3)	5,044	*
Lisa R. Fowler (4)	7,263	*
Joseph J. Gugger (5)	507,293	7.24%
Mona B. Haberer	3,033	*
Kenneth Highlander (6)	74,371	1.06%
P. David Kuhl(7)	22,592	*
Darlene F. McDonald (8)	3,059	*
Gary D. Niebur	19,204	*
Gerard A. Schuetzenhofer (9)	114,286	1.63%
Joseph Stevens (10)	107,887	1.54%
Dennis M. Terry (11)	69,412	1.00%
Mary Westerhold (12)	288,525	4.12%

All Directors and Executive Officers as a Group (12 persons)	1,221,969	17.44%

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of our common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from April 4, 2016 As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The shares set forth in this table include all shares held directly, as well as by spouses and minor children, in trust and in other forms of indirect ownership. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(2)	The business address of each director and executive officer is 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025.
(3)	All 5,044 shares of common stock are owned through an IRA.
(4)	Includes 6,619 shares of common stock owned through an IRA.
(5)	Includes 448,893 shares of common stock owned by a trust, 58,400 owned by a partnership of which Mr. Gugger is a partner.
(6)	Includes 17,921 shares owned by Mr. Highlander’s spouse, and 2,000 shares owned through an IRA.
(7)	Includes 4,167 shares of common stock owned by Mr. Kuhl’s spouse, and 13,700 shares owned through an IRA.
(8)	Includes 2,759 shares of common stock owned through an IRA.
(9)	Includes 40,620 shares of common stock owned by Mr. Schuetzenhofer’s company, 4,500 shares owned through an IRA, and 8,500 shares of common stock owned by Mr. Schuetzenhofer’s spouse.
(10)	Includes 19,360 shares of common stock owned by Mr. Stevens’ spouse, and 2,500 shares owned by a trust.
(11)	All 69,412 shares of common stock are owned through an IRA.
(12)
Includes 81,660 shares of common stock owned by trusts of which Ms. Westerhold is a trustee, 99,921 shares owned by limited liability companies of which Ms. Westerhold is a member, 71,660 shares owned by trusts of which Ms. Westerhold’s spouse is trustee, 1,940 shares owned through an IRA, 100 shares owned by Ms. Westerhold’s spouse, and 33,244 shares owned by Ms. Westerhold’s minor children.

*	Less than 1%.

FIRST CLOVER LEAF MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION - AS OF MARCH 31, 2016

Unless the context requires otherwise, references in this section of the proxy statement/prospectus to the “Company,” “we,” “us,” or “our” refer to First Clover Leaf, and its wholly owned subsidiary, First Clover Leaf Bank, on a consolidated basis.
Critical Accounting Policies
First Clover Leaf considers the allowance for loan losses to be a critical accounting estimate due to the higher degree of judgment and complexity than other significant accounting estimates.
Allowance for loan losses. The allowance for loan losses is a valuation account that reflects our evaluation of the probable incurred credit losses in our loan portfolio. We maintain the allowance through provisions for loan losses that we charge against income. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
Our evaluation of risk in maintaining the allowance for loan losses includes the review of all loans on which the collectibility of principal may not be reasonably assured. We consider the following factors as part of this evaluation: our historical loan loss experience, adverse situations that may affect the borrower’s ability to repay, and estimated value of any underlying collateral. Management also evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific but are reflective of the probable incurred losses in the loan portfolio, including prevailing economic conditions such as housing trends, inflation rates and unemployment rates, and geographic concentrations of loans within First Clover Leaf Bank’s immediate market area.
There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable incurred losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.
In addition, the OCC, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The OCC may require us to increase the allowance for loan losses based on its judgments of information available to it at the time of its examination, thereby adversely affecting our results of operations.
Overview
First Clover Leaf is a bank holding company incorporated under the laws of Maryland. Located in Edwardsville Illinois, First Clover Leaf has a wholly-owned subsidiary, First Clover Leaf Bank, which is a community bank operating with six branch locations in Madison and St. Clair Counties in Illinois along with one branch location in Clayton, Missouri. First Clover Leaf Bank is the source of all of First Clover Leaf’s revenue. First Clover Leaf common stock is listed on the NASDAQ Capital Market and is traded under the symbol “FCLF”.
First Clover Leaf’s results of operations depend primarily on net interest income. Net interest income is the difference between the interest earned on interest-earning assets, and the interest paid on interest-bearing liabilities. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Moreover, the results of operations may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and the actions of regulatory authorities.
As discussed in Note 10 to the Financial Statements as of and for the period ended March 31, 2016, on April 26, 2016, the First Clover Leaf entered into the merger agreement with First Mid, pursuant to which First Mid will acquire First Clover Leaf and the First Clover Leaf Bank. Until the consummation of the merger, we anticipate continuing to focus on our loan and deposit growth strategies. We expect to also incur higher non-interest expenses in the upcoming quarters as we work toward closing the transaction and will have increased professional fees as well as other costs necessary in connection with the transaction. In the first quarter, we have continued our emphasis on growth, specifically on earning assets, as our average loan volume grew $30.0 million for the three months ended March 31, 2016 compared to the same period in 2015. Our total loans at March 31, 2016 were $440.4 million compared to $420.5 million at December 31, 2015. Our Customer Acquisition and Growth program was successful in growing our core deposit base as well as expanding our existing customer relationships. The Customer Acquisition and Growth program is a marketing program that targets consumers in our market area. Excluding brokered deposits, our core deposits at March 31, 2016 were $486.2 million compared to $473.5 million at December 31, 2015. These additional deposit relationships have contributed to an increase in our service fees on deposit accounts and in our other service charges and fees.
First Clover Leaf had net income of $1.0 million for the three months ended March 31, 2016 compared to net income of $1.5 million for the same period in 2015. The decrease was primarily due to provision expense of $250,000 for the three months ended March 31, 2016 compared to a provision credit of $500,000 for the comparable period in 2015. While our net income decreased for the three months ended March 31, 2016, our net interest income increased $100,000 primarily due to a $39.4 million increase in average interest-earning assets. Basic and diluted earnings per share were $0.14 for the three months ended March 31, 2016 compared to $0.21 for the three months ended March 31, 2015.
The following discussion and analysis of our financial condition and asset quality provides a comparison of our results as of March 31, 2016 to December 31, 2015, while our Operating Results compare the three months ended March 31, 2016 to the three months ended March 31, 2015. This discussion should be read in conjunction with the Financial Statements as of and for the period ended March 31, 2016, and related Notes.
Financial Condition
Total Assets. Total assets decreased to $636.9 million at March 31, 2016 from $654.9 million at December 31, 2015. The decrease was primarily due to lower balances of cash and cash equivalents partially offset by an increase in loans and an increase in securities available for sale.
Cash and cash equivalents decreased $40.5 million to $38.7 million at March 31, 2016 from $79.2 million at December 31, 2015 primarily due to an increase in loans, and a reduction in brokered deposits partially offset by an increase in core deposits.
Loans, net, increased $19.9 million to $440.4 million at March 31, 2016 from $420.5 million at December 31, 2015. The loan categories with significant increases were commercial business, commercial real estate, and one-to-four family loans. Commercial business increased $10.0 million to $99.7 million at March 31, 2016 from $89.7 million at December 31, 2015. Commercial real estate increased $8.7 million to $162.3 million at March 31, 2016 from $153.6 million at December 31, 2015. One-to-four family loans increased $4.1 million to $114.9 million at March 31, 2016 from $110.8 million at December 31, 2015. These increases were partially offset by decreases in multi-family and construction and land categories. Multi-family loans decreased $1.1 million to $40.1 million at March 31, 2016 from $41.2 million at December 31, 2015. Construction and land loans decreased $1.0 million to $12.6 million at March 31, 2016 from $13.6 million at December 31, 2015.
Securities available for sale increased $3.1 million to $106.9 million at March 31, 2016 from $103.8 million at December 31, 2015. The increase was due primarily to purchases of $11.8 million partially offset by calls, maturities and principal repayments of $5.9 million and sales of $3.7 million. Overall, our U.S. government agency securities increased $1.9 million, mortgage backed securities increased $2.2 million, and state and municipal securities decreased $1.0 million.
Total Liabilities. Total liabilities decreased $19.2 million to $555.4 million at March 31, 2016 from $574.6 million at December 31, 2015. The decrease was primarily due to a decrease in deposits.
Deposits decreased $18.7 million to $514.5 million at March 31, 2016 from $533.2 million at December 31, 2015. The decrease in deposits was primarily due to a reduction of $31.4 million in brokered deposits partially offset by an increase in core deposits.

Stockholders’ Equity. Stockholders’ equity increased to $81.5 million at March 31, 2016 from $80.3 million at December 31, 2015 primarily due to net income of $1.0 million and an increase of $632,000 in accumulated other comprehensive income, partially offset by the payment of cash dividends to the holders of our common stock in the amount of $420,000.
Asset Quality
First Clover Leaf experienced an increase in non-performing assets as of March 31, 2016 compared to December 31, 2015. The following tables set forth information with respect to First Clover Leaf’s non-performing and impaired loans and other non-performing assets at the dates indicated:

	March 31,	December 31,
	2016	2015
Loans 90 days or more past due and still accruing(1)	$475	$—
Non-accrual loans(2)	5,304,638	3,238,933
Other impaired loans	1,854,494	2,321,550
Total non-performing and impaired loans	7,159,607	5,560,483
Foreclosed assets	2,933,451	3,059,101
Total non-performing assets	$10,093,058	$8,619,584

(1) At March 31, 2016, the balance is not classified as impaired.
(2) The entire balance was also classified as impaired as of March 31, 2016 and December 31, 2015.

	March 31,	December 31,
	2016	2015
Non-performing assets to total assets	1.58%	1.32%
Non-performing and impaired loans to total loans	1.60	1.30
Allowance for loan losses to non-performing and impaired loans	85.71	105.86
Allowance for loan losses to total loans	1.37	1.38

Non-Performing and Impaired Loans and Other Non-Performing Assets. At March 31, 2016, our total non-performing and impaired loans and other non-performing assets increased $1.5 million to $10.1 million compared to $8.6 million at December 31, 2015. At March 31, 2016, First Clover Leaf’s non-accrual loans increased to $5.3 million from $3.2 million at December 31, 2015. This increase was primarily due to a $2.6 million loan that was newly classified as nonaccrual during the first quarter of 2016.
At March 31, 2016, First Clover Leaf Bank had one relationship classified as non-accrual with a balance over $1.0 million. The relationship was a $2.6 million credit secured by real estate. This credit was placed on non-accrual status during March of 2016. Prior to being placed on non-accrual, the loan was and remains current in principal and interest payments. The property is a special use facility. First Clover Leaf Bank is currently negotiating with the borrower to enter into a forbearance agreement. First Clover Leaf Bank has recorded a $1.0 million allowance on the credit for what we estimate the shortfall in collateral may be.
At March 31, 2016, First Clover Leaf Bank also had a relationship classified as non-accrual with an outstanding balance of approximately $973,000. The relationship was a $973,000 credit to a real estate investor. This credit was placed on non-accrual status in 2012. The investor has experienced cash flow difficulties due to higher vacancy rates and the need for property repairs. Since being placed on non-accrual, $1.3 million in pay-downs from the sale of collateral has been received on this relationship, and a charge-off of $483,000 was recorded in June 2013. A property manager is overseeing the daily operations, and all non-rented properties have been listed for sale. The borrower has signed a forbearance agreement with First Clover Leaf Bank to aid in selling some of the properties to further reduce the debt. At March 31, 2016, the collateral on this loan was sufficient to cover the majority of the outstanding balance and sufficient allowances have been set aside for the remaining outstanding balance.

In addition to the non-accrual loans discussed above, we have loans that were accruing interest that we categorize as impaired due to observed credit deterioration or restructured status, which allows us to more easily evaluate them individually for our allowance for loan losses. At March 31, 2016, there were five credits in this classification, with a total balance of $1.9 million. The largest loan in this classification at March 31, 2016 was a $716,000 credit for a special purpose facility. The borrower has been experiencing insufficient cash flow and the credit was restructured to allow the borrower time to improve cash flow. The loan was performing in accordance with the restructured terms at March 31, 2016. In comparison, there were six loans that met this classification at December 31, 2015 with a total balance of $2.3 million.
The following table presents a summary of our past due loans as of March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
Loans 30-59 Days Past Due	$896,235	$389,604
Loans 60-89 Days Past Due	—	259,240
Loans 90 or more Days Past Due	525,314	322,206
Total Past Due Loans	$1,421,549	$971,050

Past due balances increased $451,000 to $1.4 million at March 31, 2016 from $971,000 at December 31, 2015. The category with the largest increase was the 30-59 day category which increased $507,000. This increase was due to one commercial real estate loan. The 60-89 day category decreased $259,000 primarily due to two loans classified in this category at December 31, 2015 that have now become more than 90 days past due. The 90 or more days past due category increased $203,000 from December 31, 2015. This was primarily due to two loans last quarter in the 60-89 day category that are now over 90 days past due and non-accrual.
The following table presents a summary of our credit quality indicators as of March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
Pass	$425,969,377	$406,334,907
Special Mention	10,682,344	12,005,589
Substandard	9,616,805	7,688,775
Doubtful	94,910	91,773
Total Loans	$446,363,436	$426,121,044

At March 31, 2016, loans classified as Special Mention decreased $1.3 million from $12.0 million at December 31, 2015. The decrease was a result of two commercial business loans being upgraded to the pass category. Loans classified as Substandard increased $1.9 million to $9.6 million at March 31, 2016 compared to $7.7 million at December 31, 2015. The increase was due to one credit being reclassified from Pass to Substandard during the first quarter of 2016.
At March 31, 2016, First Clover Leaf Bank had six properties classified as foreclosed assets valued at $2.9 million. The foreclosed asset balance declined $200,000 from December 31, 2015 due to three lot sales that occurred during the first quarter of 2016. The collateral on the remaining properties consists of farmland, two residential lot developments, a commercial development, and two single-family residences. All of these properties were transferred into foreclosed assets at the property’s fair value, less estimated costs of disposal, at the date of foreclosure. Initial valuation adjustments, if any, are charged against the allowance for loan losses. The properties are evaluated on a non-recurring basis to verify that the recorded amount is supported by its current fair value.

Results of Operations
General. We recorded net income of $1.0 million and $1.5 million for the three months ended March 31, 2016 and 2015, respectively. The decrease in net income for the three months ended March 31, 2016 resulted primarily from a provision for loan losses partially offset by lower income taxes.
During the three months ended March 31, 2016, yields on loans decreased to 4.13% compared to 4.31% for the three months ended March 31, 2015. The decline in yield was primarily due to assets re-pricing at lower current rates as well as competitive market forces driving down rates. Our commercial loans are the most sensitive to changes in market interest rates because they often have shorter terms to maturity, and, therefore, are refinanced more frequently with the potential of interest rate adjustments.
We have experienced a slight increase in rate on time deposits re-pricing as they mature due to shorter term time deposits re-pricing into longer term time deposits. Our ability to lower rates paid on deposits is limited due to the already low deposit rates and the competitive environment in which we operate. First Clover Leaf’s yield on earning assets and cost of funds are largely dependent on the interest rate environment. The competitive and market forces continue to pressure the yield on our earning assets.
Net interest income. Net interest income increased to $4.4 million for the three months ended March 31, 2016, from $4.3 million for the comparable period in 2015, primarily due to $30.0 million increase in average outstanding loans partially offset by higher interest expense from an increased rate on time deposits and a higher average balance of FHLB advances. Net average interest-earning assets were $98.5 million for the three months ended March 31, 2016, compared to $87.0 million for the same period in 2015. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 120.10% for the three months ended March 31, 2016 from 118.82% for the same period in 2015. Our interest rate spread decreased to 2.95% for the three months ended March 31, 2016, compared to 3.13% for the comparable period in 2015. Our net interest margin decreased to 3.04% for the three months ended March 31, 2016 compared to 3.21% for the same period in 2015. The average rate earned on interest-earning assets decreased by 12 basis points for the three months ended March 31, 2016 to 3.51% from 3.63% for the same period in 2015, while the average rate paid on interest-bearing liabilities increased six basis points for the three months ended March 31, 2016 to 0.56% from 0.50% for the same period in 2015.
The following tables set forth the average balance sheets, average yields and cost of funds, and certain other information for the periods indicated. No tax-equivalent yield adjustments on loans or securities were made. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan fees, discounts and premiums that are amortized or accreted to interest income or expense. Yields and rates have been annualized.

	Three Months Ended March 31,			Three Months Ended March 31,
	2016			2015
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans, gross (1) (2)	$434,113	$4,463	4.13%	$404,066	$4,294	4.31%
Securities (1)	107,263	567	2.13%	104,916	573	2.21%
Federal Reserve Bank stock	1,677	25	6.00%	1,677	25	6.00%
Interest-earning balances from depository institutions	45,266	76	0.68%	38,263	26	0.28%
Total interest-earning assets	588,319	5,131	3.51%	548,922	4,918	3.63%
Non-interest-earning assets	53,999			49,937
Total assets	$642,318			$598,859

Interest-bearing liabilities:
Interest-bearing transaction	$278,992	$168	0.24%	$283,078	$175	0.25%
Savings deposits	30,528	15	0.20%	30,078	12	0.16%
Time deposits	134,125	399	1.20%	126,866	337	1.08%
Securities sold under agreements to repurchase	26,224	13	0.20%	15,459	1	0.03%
Federal Home Loan Bank advances	15,996	66	1.66%	2,488	26	4.24%
Subordinated debentures	4,000	25	2.51%	4,000	22	2.23%
Total interest-bearing liabilities	489,865	686	0.56%	461,969	573	0.50%
Non-interest-bearing liabilities	71,300			58,913
Total liabilities	561,165			520,882
Stockholders’ equity	81,153			77,977
Total liabilities and stockholders’ equity	$642,318			$598,859

Net interest income		$4,445			$4,345
Net interest rate spread (3)			2.95%			3.13%
Net interest-earning assets (4)	$98,454			$86,953
Net interest margin (5)			3.04%			3.21%
Ratio of interest-earning assets to interest-bearing liabilities			120.10%			118.82%
 (1) Yields on loans and securities have not been adjusted to a tax-equivalent basis. Net interest margin on a fully tax-equivalent basis would have been 3.24% and 3.40% for the three months ended March 31, 2016 and 2015, respectively. The tax equivalent basis was computed by calculating the deemed interest on tax-exempt loans and municipal bonds that would have been earned on a fully taxable basis to yield the same after-tax income using a combined federal and state marginal tax rate of 36%.
(2) Interest on loans includes loan fees collected in the amount of $9,599 and $19,417 for the three months ended March 31, 2016 and 2015, respectively.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.

Interest and dividend income. The relative components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets. Interest and fee income on loans increased to $4.5 million for the three months ended March 31, 2016 from $4.3 million for the same period in 2015. This increase was primarily due to a $30.0 million increase in average outstanding loans partially offset by a decline in yield. The average balance of loans was $434.1 million and $404.1 million for the three months ended March 31, 2016 and 2015, respectively. The average yield on loans decreased to 4.13% for the three months ended March 31, 2016 from 4.31% for the comparable period in 2015.
Interest income on securities decreased slightly to $567,000 for the three months ended March 31, 2016 from $573,000 for the same period in 2015. Interest income on securities decreased primarily due to a decline in yield partially offset by a higher average balance of securities. The average yield on securities decreased to 2.13% for the three months ended March 31, 2016 from 2.21% for the comparable period in 2015. The average balance of securities was $107.3 million and $104.9 million for the three months ended March 31, 2016 and 2015, respectively.
Interest on interest-earning deposits increased to $76,000 for the three months ended March 31, 2016 from $26,000 for the same period in 2015. The increase in interest on interest-earning deposits was primarily due to an increase in yield along with a higher average balance. The average yield on interest-earning deposits was 0.68% and 0.28% for the three months ended March 31, 2016 and 2015, respectively.
Interest expense. Interest expense on deposits increased to $582,000 for the three months ended March 31, 2016, from $525,000 for the comparable period in 2015. The increase in interest expense was primarily due to an increase in yield along with a higher average balance of time deposits. The average yield on time deposits was 1.20% and 1.08% for the three months ended March 31, 2016 and 2015, respectively. The average balance of time deposits increased to $134.1 million for the three months ended March 31, 2016 from $126.9 million for the same period in 2015.
Interest expense on Federal Home Loan Bank advances increased to $66,000 for the three months ended March 31, 2016 compared to $26,000 for the same period in 2015. The increase in interest expense was due to an increase in the average balance partially offset by and decline in the average rate paid. The average balance of Federal Home Loan Bank advances was $16.0 million and $2.5 million for the three months ended March 31, 2016 and 2015, respectively. The average rate on Federal Home Loan Bank advances decreased to 1.66% for the three months ended March 31, 2016 compared to 4.24% for the same period in 2015.
Provision for loan losses. For the three months ended March 31, 2016, First Clover Leaf Bank recorded provision expense of $250,000 compared to a $500,000 credit provision for the three months ended March 31, 2015. Non-performing and impaired loans totaled $7.2 million and $5.6 million at March 31, 2016 and December 31, 2015, respectively. We received recoveries of $14,000 and $868,000 and recorded charge-offs of $13,000 and $51,000 for the three months ended March 31, 2016 and 2015, respectively.
The provision for loan losses is based upon management’s consideration of current economic conditions; First Clover Leaf’s loan portfolio composition and historical loss experience coupled with current market valuations on collateral; and management’s estimate of probable losses in the portfolio as well as the level of non-performing and impaired loans. We continue to review and make adjustments to certain qualitative factors as appropriate due to our continued expansion into newer markets and continued segment concentration in real estate loans that are collateral dependent. In addition, recent economic reports indicate that in our market areas, the vacancy rates, occupancy rates, and absorption rates are not showing positive movement enough to overcome the economic declines experienced in 2010. Management also reviews individual loans for which full collectability may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in First Clover Leaf’s provision for loan losses. There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable incurred losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.
Non-interest income. Non-interest income increased to $613,000 for the three months ended March 31, 2016, compared to $598,000 for the same period in 2015. For the three months ended March 31, 2016, non-interest income increased primarily due to an increase in service fees on deposit accounts and gain on the sale of securities partially offset by a reduction in gain on the sale of loans compared to the same period in 2015.
Service fees on deposit accounts increased to $128,000 for the three months ended March 31, 2016 from $107,000 for the same period in 2015. This increase was due to higher non-sufficient fund income and treasury management fees during the three months ended March 31, 2016.
Gain on sale of securities was $29,000 for the three months ended March 31, 2016. During the three months ended March 31, 2016, we sold $3.7 million of securities. There were no sales of securities during the same period in 2015.
Gain on sale of loans totaled $126,000 and $181,000 for the three months ended March 31, 2016 and 2015, respectively. We sold loans totaling $4.9 million and $7.0 million during the three months ended March 31, 2016 and 2015, respectively.
Non-interest expense. Non-interest expense increased to $3.5 million for the three months ended March 31, 2016 from $3.4 million for the same period in 2015. This increase was primarily due to an increase in compensation and employee benefits expense partially offset by declines in occupancy expense and FDIC insurance premiums.
Compensation and employee benefits increased to $2.0 million for the three months ended March 31, 2016 from $1.9 million for the same period in 2015. This increase was primarily due to increased commission expense on production-based earners, merit increases, and staffing for our Clayton, Missouri location which opened during the second quarter of 2015.

Occupancy expense decreased to $366,000 for the three months ended March 31, 2016 compared to $391,000 for the same period in 2015. This decrease was primarily due to lower depreciation, less repairs and maintenance expenses, and software licensing fees partially offset by higher property tax expense and rent expense in the 2016 period.
FDIC insurance premiums decreased to $90,000 for the three months ended March 31, 2016 compared to $110,000 for the same period in 2015. This decrease was primarily due to declines in the assessment base and rates paid for the 2016 period.
Income taxes. Income tax expense decreased to $296,000 for the three months ended March 31, 2016 compared to $618,000 for the same period in 2015 primarily as a result of lower pre-tax income for the three months ended March 31, 2016 along with a lower effective tax rate. The effective tax rate was 22.6% for the three months ended March 31, 2016 compared to 29.6% for the comparable period in 2015. The effective tax rate for the three months ended March 31, 2016 was lower primarily due to tax exempt income comprising a higher portion of total income.
Liquidity and Capital Resources
We maintain liquid assets at levels considered adequate to meet liquidity needs. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.
Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.
A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At March 31, 2016 and December 31, 2015, $38.7 million and $79.2 million, respectively, were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit and securities sold under agreements to repurchase accounts, and advances from the FHLB.
Cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows included with the Financial Statements as of and for the quarter ended March 31, 2016.
Our primary investing activities are the origination of loans and the purchase of investment securities. Loan originations exceeded principal collections on loans by $20.2 million and $469,000 for the three months ended March 31, 2016 and 2015, respectively. Cash received from calls, maturities, and principal repayments of available-for-sale investment securities totaled $5.9 million for each of the three month periods ended March 31, 2016 and 2015. We purchased $11.8 million and $9.0 million of available-for-sale investment securities during the three months ended March 31, 2016 and 2015, respectively.
Deposit flows are generally affected by market interest rates, products offered by local competitors, and other factors. Net deposits decreased by $18.7 million and $9.0 million during the three months ended March 31, 2016 and 2015, respectively. The decrease in deposits during the three months ended March 31, 2016 was primarily due to a reduction of $31.4 million in brokered deposits partially offset by an increase in core deposits.
Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. We had $16.0 million of advances from the FHLB at March 31, 2016 and December 31, 2015. At March 31, 2016, we had additional available credit of approximately $75.5 million. Additionally, we have the ability to purchase funds through our affiliation with Promontory Interfinancial Network if we require additional liquidity. At March 31, 2016, the funds authorized for purchase through this program totaled $61.0 million.
First Clover Leaf Bank is required to maintain certain minimum capital requirements under OCC regulations. Failure by a national bank to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on First Clover Leaf Bank’s financial statements. Under the capital adequacy guidelines and regulatory framework for prompt corrective action, First Clover Leaf Bank must meet specific capital guidelines that involve quantitative measures of First Clover Leaf Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. As of March 31, 2016, under regulatory standards, First Clover Leaf Bank had capital levels in excess of the minimums necessary to be considered “well capitalized,” which is the highest regulatory designation.
First Clover Leaf Bank’s actual capital amounts and ratios under Basel III as of March 31, 2016 and December 31, 2015 are presented in the following tables.

As of March 31, 2016
					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Common Equity Tier 1 Capital to Risk Weighted Assets	$71,346,000	14.02%	$22,900,000	4.50%	$33,077,000	6.50%

Tier I Capital to Adjusted Total Assets	71,346,000	11.30%	25,250,000	4.00%	31,563,000	5.00%

Tier I Capital to Risk Weighted Assets	71,346,000	14.02%	30,533,000	6.00%	40,711,000	8.00%

Total Capital to Risk Weighted Assets	75,878,000	14.91%	40,711,000	8.00%	50,888,000	10.00%

As of December 31, 2015
					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Common Equity Tier 1 Capital to Risk Weighted Assets	$71,273,000	14.89%	$21,546,000	4.50%	$31,122,000	6.50%

Tier I Capital to Adjusted Total Assets	71,273,000	11.47%	24,855,000	4.00%	31,069,000	5.00%

Tier I Capital to Risk Weighted Assets	71,273,000	14.89%	28,728,000	6.00%	38,303,000	8.00%

Total Capital to Risk Weighted Assets	76,195,000	15.91%	38,303,000	8.00%	47,879,000	10.00%

First Clover Leaf’s actual consolidated capital amounts and ratios under Basel III as of March 31, 2016 and December 31, 2015 are presented in the following tables.

As of March 31, 2016
					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Common Equity Tier 1 Capital to Risk Weighted Assets	$69,041,000	13.56%	$22,917,000	4.50%	N/A	N/A

Tier I Capital to Adjusted Total Assets	69,041,000	10.65%	25,932,000	4.00%	N/A	N/A

Tier I Capital to Risk Weighted Assets	69,041,000	13.56%	30,556,000	6.00%	N/A	N/A

Total Capital to Risk Weighted Assets	77,573,000	15.23%	40,741,000	8.00%	N/A	N/A

As of December 31, 2015
					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Common Equity Tier 1 Capital to Risk Weighted Assets	$68,467,000	14.29%	$21,555,000	4.50%	N/A	N/A

Tier I Capital to Adjusted Total Assets	68,467,000	10.28%	26,651,000	4.00%	N/A	N/A

Tier I Capital to Risk Weighted Assets	68,467,000	14.29%	28,740,000	6.00%	N/A	N/A

Total Capital to Risk Weighted Assets	77,389,000	16.16%	38,321,000	8.00%	N/A	N/A

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act (the “Basel III Rules”). The Basel III Rules are applicable to all U.S. banks that are subject to minimum capital requirements, as well as to bank and savings and loan holding companies other than “small bank holding companies” (generally non-public bank holding companies with consolidated assets of less than $1 billion). First Clover Leaf Bank, along with other community banking organizations, became subject to the Basel III Rules effective January 1, 2015.
The Basel III Rules not only increased most of the required minimum regulatory capital ratios, but they introduced a new common equity Tier 1 capital ratio and the concept of a Capital Conservation Buffer ("CCB"). The Basel III Rules also expanded the definition of capital as in effect currently by establishing criteria that instruments must meet to be considered additional Tier 1 capital (Tier 1 capital in addition to common equity) and Tier 2 capital. A number of instruments that qualified previously as Tier 1 capital no longer qualify, or their qualifications may change as the Basel III rules are fully implemented. The Basel III Rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, the previous treatment for accumulated other comprehensive income. First Clover Leaf Bank elected this one-time opt-out to exclude accumulated other comprehensive income from regulatory capital with the filing of its regulatory reports for first quarter of 2015.
The Basel III Rules have maintained the general structure of the current prompt corrective action framework, while incorporating the increased requirements. The prompt corrective action guidelines were also revised to add the common equity Tier 1 capital ratio. In order to be a “well-capitalized” depository institution under the new regime, a bank and holding company must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more.
First Clover Leaf Bank and First Clover Leaf have each adopted Regulatory Capital Plans that require First Clover Leaf Bank to maintain a Tier 1 leverage ratio of at least 8% and a total risk-based capital ratio of at least 12% (excluding the CCB). The minimum capital ratios set forth in the Regulatory Capital Plans will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Plans, neither First Clover Leaf nor First Clover Leaf Bank will pursue any growth opportunity, declare any dividend or conduct any stock repurchase that would cause First Clover Leaf Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the established minimum capital levels, or capital levels required for capital adequacy plus the CCB. The minimum CCB in 2016 is 0.625% and will increase 0.625% annually through 2019 to 2.5%. As of March 31, 2016, First Clover Leaf Bank and First Clover Leaf adopted all of the Basel III 2016 phase-in rules and were well-capitalized, with all capital ratios exceeding the well-capitalized requirement. At present, management concludes that its current capital structure and the execution of its capital plan will be sufficient to meet and exceed the revised regulatory capital ratios as required by the new Basel III Rules.
Off-Balance Sheet Arrangements
In the ordinary course of business, First Clover Leaf is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit, as described further below. First Clover Leaf follows the same credit policies in making commitments as it does for on-balance sheet instruments.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in such customer’s contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by First Clover Leaf, is based on management’s credit evaluation of the customer.
Unfunded commitments under construction lines of credit for residential and multi-family properties are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which First Clover Leaf is committed.
Standby letters of credit are conditional commitments issued by First Clover Leaf to guarantee the performance of a customer to a third party.
A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at March 31, 2016 follows:

				Range of Rates
	Variable Rate	Fixed Rate	Total	on Fixed Rate
	Commitments	Commitments	Commitments	Commitments

Commitments to extend credit	$43,151,879	$45,189,635	$88,341,514	2.50% - 18.00%
Standby letters of credit	1,226,114	49,000	1,275,114	4.00% - 6.00%

Loans sold to the FHLB under the Mortgage Partnership Finance (“MPF”) program are sold with recourse. First Clover Leaf Bank has an agreement to sell residential loans of up to $81.0 million to the FHLB, of which approximately $72.2 million had been sold as of March 31, 2016. As a part of the agreement, First Clover Leaf Bank had a maximum credit enhancement of $388,000 at March 31, 2016. First Clover Leaf intends to continue originating and selling mortgage loans while retaining the servicing of the loans. In addition to the MPF program, First Clover Leaf currently has a relationship to sell loans to Fannie Mae. These loans are also sold with recourse. First Clover Leaf has a recourse liability reserve established. Since First Clover Leaf has no loss experience at this time, we utilized the current Fannie Mae loss history rates in the calculation of our reserve.

FIRST CLOVER LEAF MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - AS OF DECEMBER 31, 2015

Unless the context requires otherwise, references in this section of the proxy statement/prospectus to the “Company,” “we,” “us,” or “our” refer to First Clover Leaf, and its wholly owned subsidiary, First Clover Leaf Bank, on a consolidated basis.
Critical Accounting Policies
First Clover Leaf considers the allowance for loan losses and goodwill and other intangible assets to be its critical accounting estimates, due to the higher degree of judgment and complexity than its other significant accounting estimates.
Allowance for loan losses. The allowance for loan losses is a valuation account that reflects our evaluation of the probable incurred credit losses in our loan portfolio. We maintain the allowance through provisions for loan losses that we charge against income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely.
Our evaluation of risk in maintaining the allowance for loan losses includes the review of all loans on which the collectibility of principal may not be reasonably assured. We consider the following factors as part of this evaluation: our historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific but are reflective of the probable incurred losses in the loan portfolio, including management’s periodic review of loan collectibility in light of historical experience, the nature and volume of the loan portfolio, prevailing economic conditions such as housing trends, inflation rates and unemployment rates, and geographic concentrations of loans within First Clover Leaf Bank’s immediate market area.
There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable incurred losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.
In addition, the OCC, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The OCC may require us to increase the allowance for loan losses based on its judgments of information available to it at the time of its examination, thereby adversely affecting our results of operations.
Goodwill and Other Intangible Assets. In the past, First Clover Leaf has been involved in acquisitions accounted for under the purchase method of accounting. Under the purchase method, First Clover Leaf was required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the net assets acquired represents goodwill, which is not subject to periodic amortization.
Customer relationship intangibles are required to be amortized over their estimated useful lives. The method of amortization reflects the pattern in which the economic benefits of these intangible assets are estimated to be consumed or otherwise used up. Our customer relationship intangibles are being amortized over 9.7 years using the double declining balance method. Since First Clover Leaf’s acquired customer relationships are subject to routine customer attrition, the relationships are more likely to produce greater benefits in the near-term than in the long-term, which typically supports the use of an accelerated method of amortization for the related intangible assets. Management is required to evaluate the useful life of customer relationship intangibles to determine if events or circumstances warrant a change in the estimated life. Should management determine the estimated life of any intangible asset is shorter than originally estimated, First Clover Leaf would adjust the amortization of that asset, which could increase future amortization expense.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by First Clover Leaf in connection with its acquisitions relates to the inherent value in the businesses acquired and this value is dependent upon First Clover Leaf’s ability to provide quality, cost effective services in a competitive market place. The continued value of recorded goodwill is impacted by the value of our stock and continued profitability of the organization. In the event that the stock price experiences significant declines or the operations of the company lack profitability an impairment of goodwill may need to be recognized. Any impairment recognized would adversely impact earnings in the period in which it is recognized.
The goodwill impairment analysis allows the assessment of qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than the carrying value. If it is determined that we should proceed with impairment testing, we then estimate the fair value of our single reporting unit as of the measurement date utilizing two approaches including the comparable transactions approach, and the control premium approach which utilizes the company’s stock price. We then compare the estimated fair value of the reporting unit to the current carrying value of the reporting unit to determine if goodwill impairment had occurred as of the measurement date. At our annual impairment assessment date of September 30, 2015, our analysis indicated that no additional impairment existed. Future events, such as adverse changes to First Clover Leaf’s business or changes in the economic market, could cause management to conclude that impairment indicators exist and require management to re-evaluate goodwill. Should such re-evaluation determine goodwill is impaired; the resulting impairment loss recognized could have a material, adverse impact on First Clover Leaf’s financial condition and results of operations. In accordance with current accounting guidance, management has determined that First Clover Leaf has only one reporting unit for purposes of evaluating goodwill.
Overview
First Clover Leaf is a financial holding company incorporated under the laws of Maryland. Located in Edwardsville Illinois, First Clover Leaf has a wholly-owned subsidiary, First Clover Leaf Bank, which is a community bank operating with six branch locations in Madison and St. Clair Counties in Illinois along with a loan production office in Clayton, Missouri. First Clover Leaf Bank is the source of all of First Clover Leaf’s revenue. First Clover Leaf common stock is listed on the NASDAQ Capital Market and is traded under the symbol “FCLF”.
First Clover Leaf’s results of operations depend primarily on net interest income. Net interest income is the difference between the interest earned on interest-earning assets, and the interest paid on interest-bearing liabilities. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. The results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.
We continued our strategic emphasis on growth and increased profitability in 2015. Our Customer Acquisition and Growth program was successful in growing our core deposit base in 2015 as well as expanding our existing customer relationships. Our total deposits at December 31, 2015 were $533.2 million compared to $510.3 million at December 31, 2014. Our expansion into the St. Louis, Missouri market as well as our organic growth in our existing markets resulted in a 4.8% increase in loans. Our total loans at December 31, 2015 were $420.5 million compared to $400.9 million at December 31, 2014. We remained focused on continuing to improve our asset quality as our non-performing and impaired loans and other non-performing assets declined to $8.6 million at December 31, 2015, compared to $10.6 million at December 31, 2014. At December 31, 2015, First Clover Leaf’s non-accrual loans decreased to $3.2 million compared to $4.7 million at December 31, 2014.
First Clover Leaf had net income of $4.6 million for the year ended December 31, 2015 compared to net income of $3.8 million for the same period in 2014. Despite being in a very competitive market, our loan and deposit growth allowed us to increase our net interest margin to 3.09% for the year ended December 31, 2015 compared to 2.93% for the same period in 2014. We also increased our non-interest income primarily through gain on sale of loans and service charges. We continue our strategic focus to maximize shareholder value. Basic and diluted earnings per share were $0.66 for the year ended December 31, 2015 compared to $0.55 for the year ended December 31, 2014.

The following discussion and analysis of our Financial Condition and Operating Results provides a comparison of our results as of and for the years ended December 31, 2015 and 2014. This discussion should be read in conjunction with the Financial Statements as of and for the periods ended December 31, 2015 and December 31, 2014, and related Notes.
Comparison of Financial Condition at December 31, 2015 and December 31, 2014
Total Assets. Total assets increased to $654.9 million at December 31, 2015 from $607.6 million at December 31, 2014. The increase was primarily due to higher balances of cash and cash equivalents, and loans.
Cash and cash equivalents increased to $79.2 million at December 31, 2015 from $49.1 million at December 31, 2014 primarily due to an increase of $25.5 million in federal funds sold. The increase in federal funds sold was primarily due to increases in deposits, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, partially offset by an increase in loans.
Loans, net, increased to $420.5 million at December 31, 2015 from $400.9 million at December 31, 2014, as we experienced a solid level of originations with both new and existing customers. The categories with significant increases were commercial real estate and commercial business partially offset by declines in one-to-four family and construction and land. Commercial real estate loans increased $24.2 million to $153.6 million at December 31, 2015 from $129.4 million at December 31, 2014. Commercial business loans increased $15.7 million to $89.7 million at December 31, 2015 from $74.0 million at December 31, 2014. One-to-four family loans decreased to $110.8 million at December 31, 2015 from $117.6 million at December 31, 2014. Construction and land loans declined to $13.6 million at December 31, 2015 from $28.6 million at December 31, 2014, with approximately $6.5 million transferred into the commercial real estate category, and approximately $6.4 million of projects sold to outside investors.
Total Liabilities. Total liabilities increased to $574.6 million at December 31, 2015 from $530.5 million at December 31, 2014. Deposits increased to $533.2 million at December 31, 2015 from $510.3 million at December 31, 2014. The increase in deposits was primarily due to an increase of $15.3 million in our interest-bearing transaction accounts and an increase of $5.5 million in our time deposits. The significant increase in interest-bearing transaction accounts was due to an increase of $38.9 million from our Customer Acquisition and Growth program growing our core deposit base as well as fluctuations in certain customers’ accounts, due to the transitional nature of these accounts, partially offset by a reduction of $23.6 million in brokered accounts.
Federal Home Loan Bank advances at December 31, 2015 were $16.0 million compared to $2.5 million at December 31, 2014. The increase was due to new short and long term advances as a result of fluctuations in our core deposit base.
Securities sold under agreements to repurchase increased $7.9 million to $19.7 million at December 31, 2015 from $11.8 million at December 31, 2014. This increase was due primarily to normal fluctuations in these business accounts.
Stockholders’ Equity. Stockholders’ equity increased to $80.3 million at December 31, 2015 from $77.1 million at December 31, 2014 primarily due to net income of $4.6 million, partially offset by the payment of cash dividends to the holders of our common stock in the amount of $1.7 million.
Comparison of Operating Results for the Years Ended December 31, 2015 and 2014.
General. We recorded net income of $4.6 million and $3.8 million for the years ended December 31, 2015 and 2014, respectively. The increase in net income for the year ended December 31, 2015 resulted primarily from higher net interest income, an increase in credit provision for loan losses, and higher non-interest income partially offset by higher income taxes.
During 2015, yields on loans continued to decline primarily due to assets re-pricing in the current rate environment. Our commercial loans are the most sensitive to changes in market interest rates because they often have shorter terms to maturity, and, therefore, the interest rates adjust more frequently.

We have experienced a slight increase in rate on time deposits re-pricing as they mature due to shorter term time deposits re-pricing into longer term time deposits. Our ability to lower rates paid on deposits is limited due to the already low deposit rates and the competitive environment in which we operate. First Clover Leaf’s yield on earning assets and cost of funds are largely dependent on the interest rate environment. The competitive and market forces continue to pressure the yield on our earning assets.
Net interest income. Net interest income increased to $17.3 million for the year ended December 31, 2015 from $16.8 million for the year ended December 31, 2014. Net average interest-earning assets were $91.6 million for 2015, compared to $79.0 million for 2014. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 119.58% for 2015 from 115.97% for 2014. Our interest rate spread increased to 3.00% for 2015 from 2.86% for 2014, and our net interest margin increased to 3.09% in 2015 from 2.93% for 2014. The average rate earned on interest-earning assets increased by 15 basis points during 2015 to 3.52% from 3.37% during 2014, while the average rate paid on interest-bearing liabilities increased by 1 basis point during 2015 to 0.52% from 0.51% during 2014.
The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan fees, and discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,
	2015			2014			2013
	Average Outstanding Balance	Interest (5)	Yield/ Rate	Average Outstanding Balance	Interest (5)	Yield/ Rate	Average Outstanding Balance	Interest (5)	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans, gross (1)	$407,223	$17,244	4.23%	$386,018	$16,715	4.33%	$381,791	$17,589	4.61%
Securities (1)	106,451	2,223	2.09	112,373	2,369	2.11	105,344	2,051	1.95
Federal Reserve Bank stock	1,677	101	6.00	631	37	5.84	—	—	—
Interest-earning balance from depository institutions	44,223	141	0.32	74,843	196	0.26	71,583	182	0.25
Total interest-earning assets	559,574	$19,709	3.52	573,865	$19,317	3.37	558,718	$19,822	3.55
Non-interest-earning assets	51,723			54,904			51,993
Total assets	$611,297			$628,769			$610,711

Interest-bearing liabilities:
Interest-bearing transactions	$275,949	$651	0.24%	$305,375	$739	0.24%	$258,136	$1,018	0.39%
Savings deposits	30,180	51	0.17	28,460	50	0.18	27,029	78	0.29
Time deposits	129,973	1,460	1.12	127,482	1,385	1.09	138,024	1,674	1.21
Federal Home Loan Bank advances	12,028	172	1.43	10,534	250	2.37	20,111	444	2.21
Securities sold under agreement to repurchase	15,817	3	0.02	18,975	5	0.03	28,496	14	0.05
Subordinated debentures	4,000	90	2.25	4,000	87	2.18	4,000	88	2.20
Total interest-bearing liabilities	467,947	2,427	0.52	494,826	2,516	0.51	475,796	3,316	0.70
Non-interest-bearing liabilities	64,166			58,488			58,703
Total liabilities	532,113			553,314			534,499

Stockholders' equity	79,184			75,455			76,212
Total liabilities and stockholders' equity	$611,297			$628,769			$610,711

Net interest income		$17,282			$16,801			$16,506
Net interest rate spread (2)			3.00%			2.86%			2.85%
Net interest-earning assets (3)	$91,627			$79,039			$82,922
Net interest margin (4)			3.09%			2.93%			2.95%
Ratio of interest-earning assets to interest-bearing liabilities			119.58%			115.97%			117.43%

(1)
Yields on loans and securities have not been adjusted to a tax-equivalent basis. Net interest margin on a fully tax-equivalent basis would have been 3.27%, 3.10%, and 3.09% for 2015, 2014, and 2013, respectively. The tax equivalent basis was computed by calculating the deemed interest on tax-exempt loans and municipal bonds that would have been earned on a fully taxable basis to yield the same after-tax income using a combined federal and state marginal tax rate of 36%.

(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

(5)	Interest on loans includes $94,884, $116,637, and $118,054 of loan fees collected in 2015, 2014, and 2013, respectively.
The following tables present the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,
	2015 vs. 2014
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest-earning assets:
Loans	$917	$(388)	$529
Securities	(125)	(21)	(146)
Federal Reserve Bank stock	63	—	63
Interest-earning balances from depository institutions	(81)	26	(55)

Total interest-earning assets	774	(383)	391

Interest-bearing liabilities:
Interest-bearing transactions	(80)	(8)	(88)
Savings deposits	4	(3)	1
Time deposits	32	43	75
Federal Home Loan Bank advances	35	(113)	(78)
Securities sold under agreement to repurchase	—	(2)	(2)
Subordinated debentures	—	3	3

Total interest-bearing liabilities	(9)	(80)	(89)

Change in net interest income	$783	$(303)	$480

	Year Ended December 31,
	2014 vs. 2013
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest-earning assets:
Loans	$195	$(1,069)	$(874)
Securities	138	180	318
Federal Reserve Bank stock	—	38	38
Interest-earning balances from depository institutions	7	7	14

Total interest-earning assets	340	(844)	(504)

Interest-bearing liabilities:
Interest-bearing transactions	181	(460)	(279)
Savings deposits	3	(31)	(28)
Time deposits	(132)	(157)	(289)
Federal Home Loan Bank advances	(211)	17	(194)
Securities sold under agreement to repurchase	(5)	(4)	(9)
Subordinated debentures	—	(1)	(1)

Total interest-bearing liabilities	(164)	(636)	(800)

Change in net interest income	$504	$(208)	$296

Interest and dividend income. Interest and fee income on loans increased to $17.2 million for 2015 from $16.7 million for 2014. This increase was primarily a result of a higher average balance of loans which was partially offset by a decline in yield, which primarily resulted due to competitive pressure. The average balance of loans was $407.2 million and $386.0 million during 2015 and 2014, respectively. The average yield on loans decreased to 4.23% for 2015 from 4.33% for 2014.
Interest income on securities decreased to $2.2 million for 2015 from $2.4 million for 2014. Interest income on securities decreased primarily due to a lower average balance of securities. The average balance of securities was $106.5 million and $112.4 million for 2015 and 2014, respectively. The average yield on securities decreased to 2.09% for 2015 from 2.11% for 2014.
Dividends on Federal Reserve Bank stock were $101,000 and $38,000 for 2015 and 2014, respectively. The average balance was $1.7 million for 2015 and $631,000 for 2014. First Clover Leaf was required to purchase the Federal Reserve Bank stock as a result of First Clover Leaf Bank’s conversion from a thrift charter to a national bank charter in August 2014.
Interest on other interest-earning deposits decreased primarily due to a decrease in average balances. The average balance of other interest-earning deposits was $44.2 million and $74.8 million for 2015 and 2014, respectively. The average yield on other interest-earning deposits was 0.32% for 2015 and 0.26% for 2014.
Components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets.
Interest expense. Interest expense on deposits decreased $12,000, but remained at $2.2 million for 2015 and 2014. While the average balance of interest-bearing deposits decreased to $436.1 million during 2015 from $461.3 million for 2014, the average rate on interest-bearing deposits increased to 0.50% for 2015 from 0.47% for 2014.
Interest on Federal Home Loan Bank advances decreased in 2015 due to a decrease in rate partially offset by a higher average balance. The average rate on Federal Home Loan Bank advances decreased to 1.43% for 2015 compared to 2.37% for 2014. The average balance of Federal Home Loan Bank advances was $12.0 million and $10.5 million for 2015 and 2014, respectively.
Interest on securities sold under agreements to repurchase decreased to $3,000 from $5,000 primarily due to a lower average balance. The average balance of securities sold under agreements to repurchase was $15.8 million and $19.0 million for 2015 and 2014, respectively. The average rate decreased to 0.02% for 2015 from 0.03% for 2014.
Interest expense on subordinated debentures increased to $90,000 for 2015 from $87,000 for 2014. The average rate increased to 2.25% for 2015 compared to 2.18% for 2014.
Provision for loan losses. Credit provisions of $500,000 and $250,000 were recorded in 2015 and 2014, respectively. Management determined that the credit provisions were appropriate due to improvements in credit quality trends and recoveries received on previously charged-off loans. Non-performing and impaired loans totaled $5.6 million and $6.7 million at December 31, 2015 and 2014, respectively. The allowance for loan losses to non-performing and impaired loans increased to 105.86% at December 31, 2015, compared to 82.76% at December 31, 2014. We received net recoveries of $825,000 and $221,000 during 2015 and 2014, respectively. The provision for loan losses is based upon management’s consideration of current economic conditions, First Clover Leaf’s loan portfolio and historical loss experience coupled with current market valuations on collateral, and management’s estimate of probable losses in the portfolio as well as the level of non-performing and impaired loans. Management also reviews individual loans for which full collectability may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in First Clover Leaf’s provision for loan losses. There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable incurred losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.
In addition, the OCC, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The OCC may require us to increase the allowance for loan losses based on its judgments of information available to it at the time of its examination, thereby adversely affecting our results of operations.
Non-interest income. Non-interest income increased $446,000 to $2.7 million for the year ended December 31, 2015, compared to $2.2 million for the year ended December 31, 2014, primarily due to increases on service fees on deposit accounts, other service charges and fees, and gain on sale of loans, along with lower losses on the sale of assets and on the sale of foreclosed assets, partially offset by a reduction in gain on sale of securities.
Service fees on deposit accounts increased $46,000 to $501,000 for the year ended December 31, 2015 from $455,000 for the year ended December 31, 2014. The increase was due to higher non-sufficient funds income and treasury management fees in 2015.
Other service charges and fees increased $60,000 to $475,000 for the year ended December 31, 2015 from $415,000 for the year ended December 31, 2014. The increase was primarily due to higher visa fee income in 2015.
Gain on sale of loans totaled $893,000 for the year ended December 31, 2015 compared to $631,000 for the comparable period in 2014. The increase was due to a higher volume of loan sales despite a lower average yield in 2015 compared to 2014. The average loan portfolio yield in 2015 was 2.8% compared to 3.1% in 2014. In 2015, we sold loans totaling $32.1 million, compared to $20.6 million in 2014.
We experienced a loss of $81,000 on the sale of property and equipment during 2014 compared to no such loss in 2015. We incurred a loss on the sale of foreclosed assets of $15,000 during 2015 compared to a loss of $164,000 during 2014.
Gain on sale of securities totaled $11,000 for the year ended December 31, 2015 compared to $110,000 for the same period in 2014. We sold fewer securities in 2015 than we did in 2014, primarily due to the 2015 interest rate markets not being as favorable for security sales. In 2015 we sold securities of $1.6 million compared to $5.3 million in 2014.
Non-interest expense. Non-interest expense increased $50,000, but remained at $14.1 million for 2015 and 2014. The increase was primarily due to higher compensation and employee benefits, partially offset by a decrease in occupancy expense, FDIC insurance premiums, and foreclosed asset related expenses.
Compensation and employee benefits increased to $7.6 million for 2015 from $7.2 million for 2014. These increases were primarily due to the addition of a supplemental retirement plan effective July 1, 2014, and increased employee insurance expenses. Salary expense also increased due to increased commission expense on production-based earners.
Occupancy expense decreased to $1.6 million for 2015 compared to $1.7 million for 2014 primarily due to less repair and maintenance expenses, and a reduction in rent expense.
FDIC insurance premiums decreased to $356,000 for 2015 from $459,000 for 2014. The decrease was due to lower assessment bases and rates throughout 2015 compared to 2014.
Foreclosed asset related expenses decreased to $441,000 for 2015 compared to $507,000 for 2014. The decrease was primarily due to fewer properties owned in 2015 and less property repairs, partially offset by an increase in write-downs on foreclosed assets.
Income taxes. Income tax expense increased to $1.7 million for 2015 from $1.4 million for 2014 primarily due to higher pre-tax income for 2015. The effective tax rate was 26.5% for 2015 compared to 26.2% for 2014. Beginning January 2015, the state tax rate was lowered to 7.75% from the previous rate of 9.5%.
Management of Market Risk
General
The majority of First Clover Leaf’s assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. First Clover Leaf’s assets, consisting primarily of loans, have longer maturities than its liabilities, consisting primarily of deposits. As a result, the principal part of First Clover Leaf’s business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in assets and liabilities, for determining the level of risk that is appropriate given First Clover Leaf’s business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis, and the Asset/Liability Management Committee meets at least quarterly to review the asset/liability policies and interest rate risk position.
During the relatively low interest rate environment that has existed in recent years, we have implemented the following strategies to manage interest rate risk: (i) maintaining a high equity-to-assets ratio; and (ii) offering a variety of adjustable rate loan products, including adjustable rate one-to-four family, multi-family and non-residential mortgage loans, short-term consumer loans, and a variety of adjustable-rate commercial loans. By maintaining a high equity-to-assets ratio and by investing in adjustable-rate and short-term assets, we are better positioned to react to increases in market interest rates. However, maintaining high equity balances reduces the return-on-equity ratio, and investments in shorter-term assets generally bear lower yields than longer-term investments.
Net Portfolio Value
The Office of the Comptroller of Currency requires First Clover Leaf to monitor and test interest rate risk under increasing and decreasing rate shocks. First Clover Leaf utilized an independent third party to analyze interest rate risk sensitivity as of December 31, 2015 and 2014. The model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value (“NPV”). The model estimates the economic value of each type of asset, liability and off-balance-sheet contract under the assumption of instantaneous rate increases of up to 400 basis points or decreases of 100 points in 100 basis point increments. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change In Rates” column.
The tables below set forth, as of December 31, 2015 and 2014, the estimated changes in the NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.
The 2015 table below indicates that at December 31, 2015, in the event of a 100 basis point decrease in interest rates, we would experience a 9% decrease in the net portfolio value. In the event of a 400 basis point increase in interest rates, we would experience a 19% decrease in net portfolio value.

December 31, 2015
	NPV			Net Portfolio Value as a Percentage
Change in		Estimated Increase		of Present Value of Assets
Interest Rates	Estimated	(Decrease) in NPV			Change in
(basis points)	NPV	Amount	Percent	NPV Ratio	(basis points)
	(Dollars in thousands)

+400	$84,743	$(19,577)	(19)%	14.40%	(142)
+300	91,987	(12,333)	(12)	15.21	(61)
+200	97,818	(6,502)	(6)	15.70	(12)
+100	102,388	(1,932)	(2)	15.98	16
—	104,320	—	—	15.82	—
-100	95,264	(9,056)	(9)	14.22	(160)

December 31, 2014
	NPV			Net Portfolio Value as a Percentage
Change in		Estimated Increase		of Present Value of Assets
Interest Rates	Estimated	(Decrease) in NPV			Change in
(basis points)	NPV	Amount		NPV Ratio	(basis points)
	(Dollars in thousands)

+400	$65,349	$(20,120)	(24)%	12.03%	(201)
+300	73,117	(12,352)	(14)	13.08	(96)
+200	79,432	(6,037)	(7)	13.78	(26)
+100	84,576	(893)	(1)	14.25	21
—	85,469	—	—	14.04	—
-100	88,703	3,234	4	14.28	24

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity and Capital Resources
First Clover Leaf maintains liquid assets at levels considered adequate to meet liquidity needs. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.
Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.
A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2015 and 2014, $79.2 million and $49.1 million, respectively, were invested in cash and cash equivalents. The increase in our cash and cash equivalents was due to increases in deposits, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, partially offset by an increase in loans. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and related securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank of Chicago.
Cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows included with the Financial Statements for the periods ended December 31, 2015 and December 31, 2014.
Our primary investing activities are the origination of loans and the purchase of investment securities. During the years ended December 31, 2015 and 2014, loan originations exceeded principal collections by $18.7 million and $27.9 million, respectively. We received proceeds from sales of loans of $32.1 million and $20.6 million of one-to-four family real estate loans in 2015 and 2014, respectively. Cash received from calls, maturities and principal repayments of available-for-sale investment securities totaled $41.7 million and $37.0 million for 2015 and 2014, respectively. During 2015 and 2014, we also received proceeds of $1.6 million and $5.3 million, respectively, from sales of available-for-sale investment securities. We purchased $43.3 million and $26.7 million in available-for-sale investment securities during 2015 and 2014, respectively. During 2014, First Clover Leaf also purchased $6.0 million of bank-owned life insurance for investment purposes and to offset some of the expenses of our existing employee benefit plans, as permitted by federal regulation. There were no purchases of bank-owned life insurance during 2015.
Deposit flows are generally affected by market interest rates, the products offered by local competitors, and other factors. The net increase in total deposits was $22.9 million and $7.8 million for 2015 and 2014, respectively.
Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Chicago, which provides an additional source of funds. At December 31, 2015, we had $16.0 million in advances from the Federal Home Loan Bank of Chicago and an additional available borrowing limit of approximately $76.2 million. Additionally, we will sell investment securities under agreements to repurchase (commonly referred to as “repurchase agreements”) if we require additional liquidity. At December 31, 2015, our repurchase agreements totaled $19.7 million.
First Clover Leaf Bank is required to maintain certain minimum capital requirements under OCC regulations. Failure by a banking organization to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on First Clover Leaf Bank’s financial statements. First Clover Leaf Bank was considered “well-capitalized” at December 31, 2015. See Note 14 to the Financial Statements as of and for the years ended December 31, 2015 and December 31, 2014, included elsewhere in this joint proxy statement/prospectus, and “Business of First Clover Leaf - Regulation and Supervision” beginning on page 102.

At December 31, 2015, certificates of deposit scheduled to mature within one year totaled $60.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain with First Clover Leaf Bank, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained, First Clover Leaf Bank will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances, in order to maintain our level of assets. Alternatively, First Clover Leaf Bank would reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.
Off-Balance Sheet Arrangements
In the ordinary course of business, First Clover Leaf Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. First Clover Leaf Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by First Clover Leaf Bank, is based on management’s credit evaluation of the customer.
Unfunded commitments under construction lines of credit for residential and multi-family properties are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which First Clover Leaf Bank is committed.
At December 31, 2015 and 2014, First Clover Leaf Bank had $80.3 million and $58.8 million, respectively, of commitments to extend credit, and $1.8 million and $1.7 million, respectively, of standby letters of credit.
Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include agreements with respect to borrowed funds and deposit liabilities, agreements with respect to investments, and agreements with respect to securities sold under agreements to repurchase.
The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2015. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
Contractual Obligations	Less than One Year	More than One Year through Three Years	More than Three Years through Five Years	More than Five Years	Total
	(Dollars in thousands)

Federal Home Loan Bank advances	$996	$15,000	$0	$0	$15,996
Subordinated debentures	0	0	0	4,000	4,000
Certificates of deposit	60,831	55,135	16,623	583	133,172
Securities sold under agreements to repurchase	19,733	0	0	0	19,733
Total	$81,560	$70,135	$16,623	$4,583	$172,901

Recent Accounting Pronouncements
See Note 1 to the Financial Statements as of and for the years ended December 31, 2015 and December 31, 2014, included elsewhere in this joint proxy statement/prospectus.

Impact of Inflation and Changing Prices
The consolidated Financial Statements as of and for the periods ended December 31, 2015 and December 31, 2014, and related Notes of First Clover Leaf have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

MARKET FOR FIRST CLOVER LEAF’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
First Clover Leaf voting common stock is traded on the NASDAQ Capital Market under the symbol “FCLF.” As of March 31, 2016, First Clover Leaf had 7,005,883 outstanding shares of First Clover Leaf voting common stock held by approximately 590 registered stockholders and no outstanding shares of First Clover Leaf preferred stock.
The following table shows the high and low sale prices of First Clover Leaf voting common stock for each quarter of 2016 (through the latest practicable date), 2015 and 2014. The cash dividend payment for each quarter is also presented.

Quarter Ended March 31, 2016	High	Low	Dividend Declared Per Share

First quarter	$9.49	$8.90	$0.06

Year Ended December 31, 2015	High	Low	Dividend Declared Per Share

Fourth quarter	$9.89	$8.98	$0.06
Third quarter	9.70	8.90	0.06
Second quarter	9.30	8.50	0.06
First quarter	9.10	8.38	0.06

Year Ended December 31, 2014	High	Low	Dividend Declared Per Share

Fourth quarter	$9.30	$8.56	$0.06
Third quarter	10.00	8.95	0.06
Second quarter	12.34	9.24	0.06
First quarter	9.78	8.88	0.06

As of April 25, 2016, the date immediately preceding the public announcement of the merger, the closing price of the First Clover Leaf voting common stock was $9.60.
First Clover Leaf expects that, subject to regulatory requirements and its financial condition and results of operations, quarterly dividends will continue to be paid in the future. For more information regarding First Clover Leaf’s ability to pay dividends and restrictions thereon, see “Business of First Clover Leaf - Regulation and Supervision of First Clover Leaf - Dividend Payments” beginning on page 106. In addition, the Company is subject to state law limitations on the payment of dividends. Maryland law generally limits dividends if (1) the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend, or (2) if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following tables show unaudited pro forma financial information about the financial condition and results of operations of First Mid, including per share data, after giving effect to the merger with First Clover Leaf and other pro forma adjustments. The unaudited pro forma financial information assumes that the merger is accounted for under the acquisition method of accounting for business combinations in accordance with GAAP, and that the assets and liabilities of First Clover Leaf will be recorded by First Mid at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the merger had occurred on March 31, 2016. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2016, and the year ended December 31, 2015, give effect to the merger as if the merger had become effective at January 1, 2015. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of First Mid, which are incorporated in this joint proxy statement/prospectus by reference, and the consolidated financial statements and related notes of First Clover Leaf, which are included elsewhere in this joint proxy/prospectus by reference. See “Incorporation of Certain First Mid Documents by Reference”, “Where You Can Find More Information”, and “First Clover Leaf Financial Statements” beginning on pages 154, 153 and 155, respectively.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The unaudited pro forma condensed combined financial information also does not consider any expense efficiencies, increased revenue or other potential financial benefits of the merger. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2016
(in thousands, except per share data)
					First Mid
		First Clover	Pro Forma		Pro Forma
	First Mid	Leaf	Adjustments		Combined
Assets
Cash and cash equivalents	$79,699	$38,669	$(8,542)	A, I	$109,826
Certificates of deposit	34,730	1,685			36,415
Investment securities:
Available-for-sale	518,339	106,852			625,191
Held-to-maturity	97,382	—			97,382
Loans held for sale	1,738	938			2,676
Loans	1,275,167	446,587	(11,491)	B	1,710,263
Allowance for loan losses	(14,736)	(6,137)	6,137	C	(14,736)
Net loans	1,260,431	440,450			1,695,527
Premises and equipment, net	30,034	9,740	(1,200)	D	38,574
Goodwill	41,007	11,385	10,055	E	62,447
Other intangible assets, net	8,542	124	6,051	F	14,717
Bank owned life insurance	25,009	15,450			40,459
Other assets	22,733	11,572	372	G	34,677
Total assets	$2,119,644	$636,865			$2,757,891
Liabilities
Deposits	$1,740,354	$514,457	857	H	$2,255,668
Securities sold under agreements to repurchase	116,689	19,181			135,870
Debt	—	—	14,000	I	14,000
FHLB borrowings	20,000	15,998	399	J	36,397
Subordinated debentures	20,620	4,000			24,620
Other liabilities	9,949	1,731	4,953	K	16,633
Total liabilities	1,907,612	555,367			2,483,188
Preferred stockholders' equity	27,400	—			27,400
Common stockholders' equity	184,632	81,498	(18,827)	K, L	247,303
Total stockholders' equity	212,032	81,498			274,703
Total liabilities and stockholders' equity	$2,119,644	$636,865			$2,757,891
Book value per common share	$18.82	$11.63			$19.92
Shares outstanding	9,811,621	7,005,883	2,600,934	M	12,412,555

Unaudited Pro Forma Condensed Combined Statement of Income
for the Three Months Ended March 31, 2016
(in thousands, except per share data)
					First Mid
		First Clover	Pro Forma		Pro Forma
	First Mid	Leaf	Adjustments		Combined
Total interest income	$16,979	$5,131	$625	N	$22,735
Total interest expense	892	686	13	O, P	1,591
Net interest income	16,087	4,445	612		21,144
Provision for loan losses	113	250	—		363
Net interest income after provision for loan losses	15,974	4,195	612		20,781
Other income	6,644	613	—		7,257
Other expense	15,171	3,498	179	Q, R	18,848
Income before income taxes	7,447	1,310	433		9,190
Income taxes	2,641	296	152	S	3,089
Net income	4,806	1,013	281		6,101
Dividends on preferred shares	550	—	—		550
Net income available to common stockholders	$4,256	$1,013	$281		$5,551

Basic earnings per share	$0.50	$0.14			$0.50
Diluted earnings per share	$0.49	$0.14			$0.49
Shares for basic earnings per share	8,455,507	7,005,883	2,600,934	T	11,056,441
Shares for diluted earnings per share	9,816,265	7,005,883	2,600,934	T	12,417,199

Unaudited Pro Forma Condensed Combined Statement of Income
for the Year Ended December 31, 2015
(in thousands, except per share data)
					First Mid
		First Clover	Pro Forma		Pro Forma
	First Mid	Leaf	Adjustments		Combined
Total interest income	$59,251	$19,709	$3,878	N	$82,838
Total interest expense	3,499	2,427	(126)	O, P	5,800
Net interest income	55,752	17,282	4,004		77,038
Provision for loan losses	1,318	(500)	—		818
Net interest income after provision for loan losses	54,434	17,782	4,004		76,220
Other income	20,544	2,672	—		23,216
Other expense	49,248	14,141	776	Q, R	64,165
Income before income taxes	25,730	6,313	3,228		35,271
Income taxes	9,218	1,675	1,130	S	12,023
Net income	16,512	4,638	2,098		23,248
Dividends on preferred shares	2,200	—	—		2,200
Net income available to common stockholders	$14,312	$4,638	$2,098		$21,048

Basic earnings per share	$1.84	$0.66			$2.03
Diluted earnings per share	$1.81	$0.66			$1.98
Shares for basic earnings per share	7,775,490	7,006,715	2,600,934	T	10,376,424
Shares for diluted earnings per share	9,137,689	7,006,715	2,600,934	T	11,738,623

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Income

Note 1-Basis of Presentation

First Mid has agreed to acquire First Clover Leaf for $12.87 in cash or .495 shares of First Mid common stock and cash in lieu of fractional shares, for each share of First Clover Leaf common stock. Pursuant to the merger agreement, the total number of outstanding shares of First Clover Leaf common stock to be entitled to receive the cash consideration may not exceed 25%.

The acquisition will be accounted for under the acquisition method of accounting and, accordingly, the assets and liabilities of First Clover Leaf have been marked to estimated fair value upon conditions as of March 31, 2016 and as if the transaction had been effective on January 1, 2015 for statement of income data. Since these are pro forma statements, we cannot assure that the amounts reflected in these financial statements would have been representative of the actual amounts earned had the companies been combined at that time.

Note 2-Preliminary Purchase Price Allocation

The pro forma adjustments include the estimated purchase accounting entries to record the merger transaction. Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of First Clover Leaf based on their estimated fair value as of the closing of the transaction. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed is allocated to goodwill. The preliminary purchase price allocation is as follows (dollars in thousands):

Pro forma purchase price	$90,166
Allocated to:
Net historical book value of First Clover Leaf assets and liabilities	81,498
Adjustments to record assets and liabilities at fair value:
Loans	(11,491)
Other real estate owned	(1,087)
Premises and equipment	(1,200)
Time deposits	(857)
FHLB borrowings	(399)
Core deposit intangible	6,175
Deferred taxes	3,101
Adjustments to eliminate First Clover Leaf existing assets:
Existing allowance for loan losses	6,137
Existing goodwill	(11,385)
Existing intangible assets	(124)
Existing deferred tax assets	(1,642)
Preliminary pro forma goodwill	$21,440

Note3-Pro Forma Adjustments

The following pro forma adjustments have been reflected in the pro forma condensed combined financial information. All taxable adjustments were calculated using a 35.0% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

A.	Adjustment to cash and cash equivalents to reflect estimated cash of $22.5 million used to purchase First Clover Leaf.

B.
Adjustment to loans to reflect estimated fair value adjustment, which includes credit loss expectations and a discount for interest rates. Of this amount, $8.6 million is expected to be accreted over the remaining life of the respective non-impaired loans.

C.
Elimination of First Clover Leaf's existing allowance for loan losses. (Purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.)

D.	Adjustment to acquired premises to reflect estimated fair value adjustment of $1.2 million.

E.	Adjustments to eliminate First Clover Leaf's goodwill of $11.4 million and record estimated goodwill associated with transaction of $21.2 million.

F.
Adjustment to eliminate First Clover Leaf's other intangible assets of $124,000 and record estimated core deposit intangible asset of $6.2 million, which will be amortized over an estimated 10 year useful life.

G.
Adjustments to: other real estate owned to reflect estimated fair value adjustment of $1.1 million; eliminate net deferred tax assets of First Clover Leaf of $1.6 million; and reflect the effects on deferred tax assets of the acquisition accounting adjustments of $3.3 million.

H.	Adjustment to time deposits to reflect estimated fair value adjustment of $857,000.

I.	Adjustment to short-term debt to reflect draw on line of credit in connection with the transaction.

J.	Adjustment to FHLB borrowings to reflect estimated fair value adjustment of $399,000.

K.
Adjustments to accrued expenses and other liabilities to reflect the effects of one-time transaction costs of $7.6 million, net of associated taxes of $2.7 million. Significant costs include $3.1 million of employee related costs, $1.7 million of vendor termination costs, and $2.2 million of other professional fees.

L.
Adjustments to: eliminate First Clover Leaf's common stockholders’ equity of $81.5 million; record the issuance of 2.6 million shares of FMIB common stock at $26 per share totaling $67.6 million; and to reflect the effects of one-time transaction costs, net of tax.

M.	Adjustments to eliminate 7,005,883 shares of First Clover Leaf 's common stock outstanding and record 2,600,934 shares of First Mid's common stock issued in the transaction.

N.	Adjustment to interest income to record estimated accretion of discounts on acquired loans.

O.	Adjustment to interest expense to record estimated amortization of premium on acquired time deposits.

P.
Adjustment to interest expense to reflect incremental interest expense related to $14 million long-term debt at interest rate of 2.5% (rate subject to change depending on date of close), in connection with the acquisition transaction.

Q.	Adjustments to other expense to eliminate First Clover Leaf's amortization expense on eliminated intangible assets and record estimated amortization expense on acquired core deposit intangible asset.

R.	Adjustment to other expense to reflect reduction of depreciation expense due to mark down of premises to fair value.

S.	Adjustment to income tax expense to record the income tax effects of the pro forma adjustments at the estimated combined statutory federal and state tax rate of 35%.

T.
Adjustment to weighted average shares of First Mid's common stock outstanding to eliminate First Clover Leaf's weighted average shares of common stock outstanding and record shares of First Mid's common stock issued in the transaction.

COMPARISON OF RIGHTS OF FIRST MID STOCKHOLDERS AND
FIRST CLOVER LEAF STOCKHOLDERS
As a stockholder of First Clover Leaf, your rights are governed by First Clover Leaf’s articles of incorporation, as amended, and its bylaws, as amended, each as currently in effect. Upon completion of the merger, the rights of First Clover Leaf stockholders who receive shares of First Mid common stock in exchange for their shares of First Clover Leaf common stock will be governed by First Mid’s amended and restated articles of incorporation and amended and restated bylaws, as well as the rules and regulations applying to public companies. First Mid is incorporated in Delaware and subject to the Delaware Statutory Code and First Clover Leaf is incorporated in Maryland and is subject to the Code of Maryland.
The following discussion summarizes material similarities and differences between the rights of First Clover Leaf stockholders and First Mid stockholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the Delaware Statutory Code and the Code of Maryland and First Mid’s and First Clover Leaf’s respective, articles of incorporation and bylaws, each as amended and restated from time to time.

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights
Authorized Capital Stock:
First Mid is authorized to issue 18,000,000 shares of common stock, par value $4.00 per share, and one million shares of preferred stock, no par value per share (which we refer to as “First Mid preferred stock”).
As of April 26, 2016, First Mid had 8,459,854 shares of common stock outstanding, 549,743 shares of common stock held in treasury and 5,500 shares of preferred stock designated as “Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock” outstanding. On May 16, 2016, all outstanding Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock converted into approximately 1,355,319 shares of common stock in the aggregate resulting in 9,817,027 shares of common stock outstanding as of May 16, 2016.

First Clover Leaf is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share.
As of April 26, 2016, First Clover Leaf had 7,005,883 shares of common stock outstanding and no shares of preferred stock outstanding.

Dividends:	First Mid’s board of directors may declare dividends at any regular or special meeting, pursuant to law.	First Clover Leaf’s board of directors may declare dividends from time to time in accordance with law.
Voting Limitations:	First Mid’s amended and restated articles of incorporation and bylaws do not impose voting restrictions on shares held in excess of a beneficial ownership threshold.	First Clover Leaf’s articles of incorporation impose voting restrictions on shares held in excess of a 10% beneficial ownership limit.
Number of Directors; Classification:	First Mid’s board of directors currently consists of 8 members. First Mid’s amended and restated articles of incorporation provide that the number	First Clover Leaf’s board of directors currently consists of 9 members, which number is subject to increase or decrease exclusively by vote of the

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights

 of directors constituting the entire board of directors shall be determined by resolution of the board of directors or by First Mid’s stockholders at an annual meeting and shall be not less than one nor more than twenty-one.
First Mid’s board of directors is divided into three classes. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.

 board of directors, but in no event shall be less than the minimum number of directors required by the MGCL. No decrease in the number of directors will have the effect of shortening the term of any incumbent director.
First Clover Leaf’s board of directors is divided into three classes, as nearly equal in number as reasonably possible. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.

Election of Directors; Vacancies:
Each First Mid stockholder is entitled to one vote for each share of capital stock having voting power held by such stockholder.
First Mid’s amended and restated articles of incorporation and bylaws do not provide for cumulative voting.
First Mid’s amended and restated articles of incorporation provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, or by a sole remaining director.

Each First Clover Leaf stockholder is entitled to one vote for each share of voting stock held by such stockholder.
First Clover Leaf’s articles of incorporation provide that stockholders may not be permitted to cumulate their votes in election of directors.
First Clover Leaf’s bylaws provide that any vacancy on the board of directors may be filled by an affirmative vote of a majority of the remaining directors then in office.

Removal of Directors:
First Mid’s amended and restated articles of incorporation provide that any director, whether elected by the stockholders, or appointed by the directors, may be removed from office only for cause and by the affirmative vote or written consent of the holders of shares having at least 66.66% of the voting power of all outstanding capital stock of the corporation entitled to vote thereon.

Subject to the rights of the holders of any series of First Clover Leaf preferred stock then outstanding, First Clover Leaf’s articles of incorporation provide that any director or the entire board may be removed, only for cause, by the affirmative vote of 80% of the outstanding shares entitled to vote.

Call of Special Meeting of Directors:
First Mid’s amended and restated bylaws provide that a special meeting of the board of directors may be called by the president on two days' notice to each director, or called by the president or corporate secretary on the written request of two directors.
First Clover Leaf’s bylaws provide that a special meeting of the board of directors may be called by the president or by one-third of the directors.
Limitation on Director Liability:
First Mid’s amended and restated articles of incorporation provide that no director shall be personally liable to First Mid or its stockholders for monetary damages for breach of fiduciary duty by such director as a

First Clover Leaf’s articles of incorporation provides that a director of First Clover Leaf shall not be liable to First Clover Leaf or its stockholders for monetary damages for breach of fiduciary duty as a director, except:

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights

 director; provided, however, that liability is not eliminated or limited with respect to: (i) any breach of the director’s duty of loyalty to First Mid or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

 (i) to the extent that the director received an improper benefit or profit in money, property or services for the amount of the benefit actually received, (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding, or (iii) to the extent otherwise provided in the MGCL.

Indemnification:	First Mid’s amended and restated articles of incorporation provide that First Mid shall indemnify all persons whom it may indemnify to the fullest extent permitted by Section 145 of the DGCL.
First Clover Leaf’s articles of incorporation provides that First Clover Leaf will indemnify any person who is or was a director or executive officer of First Clover Leaf or any other entity at First Clover Leaf’s request, to the fullest extent required or permitted by law.
First Clover Leaf may also indemnify other employees and agents to the extent authorized by First Clover Leaf’s board of directors and permitted by law.
First Clover Leaf limits its indemnification of any indemnitee to proceedings initiated by such indemnitee that is authorized by the First Clover Leaf board of directors, except for proceedings to enforce the indemnitee’s right to indemnification.

Call of Special Meetings of Stockholders:
First Mid’s amended and restated bylaws provide that a special meeting of the stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in an amount of the entire capital stock of First Mid issued and outstanding and entitled to vote.
Such request must state the purpose or purposes of the proposed meeting.

First Clover Leaf’s bylaws provide that a special meeting of the stockholders may be called by (i) the president, (ii) the board of directors pursuant to a resolution adopted by a majority of the whole board, and (iii) the corporate secretary by written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.
Such a request must state the purpose or purposes of the meeting and the matters proposed to be acted upon at the meeting, and shall be delivered at the principal office of First Clover Leaf addressed to the president or the corporate secretary.

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights

Written notice stating the place, date, and hour of the meeting and the purposes for which the meeting is called must be given not less than 10 days nor more than 50 days before the date of the meeting, to each stockholder entitled to vote at such meeting. Only business set forth in the notice shall be addressed at the special meeting.

Written notice stating the time, purpose of the meeting, place of the meeting, and means of remote communication, if any, by which stockholders and proxy holders may be deemed present and may vote at the meeting must be given not less than 10 days nor more than 90 days prior to the date of the meeting to each stockholder entitled to vote at the meeting and to each stockholder entitled to notice of the meeting. Only business set forth in the notice shall be addressed at the special meeting.

Quorum of Stockholders:
First Mid’s amended and restated bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute.

First Clover Leaf’s bylaws provide that the holders of at least a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy (after giving effect to the 10% beneficial ownership limitation), constitute a quorum at a stockholders’ meeting, except as otherwise provided by law.

Advance Notice Regarding Stockholders Proposals (other than Nomination of Candidates for Election to the Board of Directors):	First Mid’s amended and restated bylaws provide that business properly brought before the annual meeting shall be transacted.
First Clover Leaf’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to First Clover Leaf’s corporate secretary.
To be timely, a stockholder’s notice must be delivered to or mailed and received by the corporate secretary at First Clover Leaf’s principal executive office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the date of the proxy statement relating to the preceding year’s annual meeting.
A stockholder’s notice must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights

 behalf the proposal is made; (iii) the class or series and number of shares of capital stock of First Clover Leaf which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Advance Notice Regarding Stockholders Nomination of Candidates for Election to the Board of Directors:
First Mid’s amended and restated articles of incorporation provide that nominations, other than those made by or on behalf of the existing First Mid board of directors shall be made pursuant to timely notice in proper written form to the First Mid’s corporate secretary.
To be timely, a stockholder’s nomination shall be delivered or mailed by first class United States mail, postage prepaid, to the corporate secretary of First Mid not fewer than 14 days nor more than 60 days prior to any meeting of the stockholders called for the election of directors.

First Clover Leaf’s bylaws provide that all director nominations by stockholders shall be made pursuant to timely notice in proper written form to First Clover Leaf’s corporate secretary.
To be timely, a stockholder’s notice shall be delivered or mailed to and received by the corporate secretary at First Clover Leaf’s principal executive office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the date of the proxy statement relating to the preceding year’s annual meeting.

Each written nomination shall set forth (1) the name, age, business address and, if known, residence address of each nominee proposed in such written nomination, (2) the principal occupation or employment of each such nominee for the past five years and (3) the number of shares of stock of the Corporation beneficially owned by each such nominee and by the nominating stockholder.

A stockholder’s notice must be in writing and set forth (a) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor rule or regulation; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights

 class or series and number of shares of capital stock of First Clover Leaf which are owned beneficially or of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. Such notice must be accompanies by a written consent of each propose nominee to be names as a nominee and to serve as a director if elected.

Stockholder Action by Written Consent:
First Mid’s amended and restated bylaws provide that any action required to be taken at any annual or special meeting of First Mid stockholders, or any action which may be taken at any annual or special meeting of First Mid stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to First Mid stockholders who have not consented in writing.

First Clover Leaf’s bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and is filed in paper or electronic format with the records of stockholder meetings.

	First Mid Stockholder Rights	First Clover Leaf Stockholder Rights
Appointment and Removal of Officers:
First Mid’s amended and restated bylaws provide that each officer shall be chosen by the board of directors and shall hold their office for such terms as determined from time to time by the board of directors and until his or her successor is chosen and qualified.
Any officer may be removed by the affirmative vote of a majority of the board of directors.

First Clover Leaf’s bylaws provide that the officers shall be appointed by the board of directors and shall hold the office until the next annual election and until their respective successors are chosen.
Any officer may be removed by the affirmative vote of a majority of the authorized number of directors then constituting the board of directors.

Amendment to Charter and Bylaws:
Under its amended and restated articles of incorporation, First Mid reserves the right to amend, alter, change or repeal any provision contained in its articles of incorporation.
Pursuant to First Mid’s amended and restated bylaws and articles of incorporation, the bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors at any regular meeting of the board of directors or of the stockholders or at any special meeting of the board of directors or of the stockholders, if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting of the stockholders.

Under its articles of incorporation, First Clover Leaf reserves the right to amend or repeal any provision contained in its articles of incorporation, and amendments to the articles of incorporation shall be made in the manner prescribed by the MGCL.
Pursuant to First Clover Leaf’s bylaws and articles of incorporation, the bylaws may be amended or repealed.

STOCKHOLDER PROPOSALS

First Mid. First Mid’s 2016 annual meeting of stockholders was held on April 27, 2016. First Mid generally holds its annual meeting of the stockholders in April of each year and it is anticipated that its 2017 annual meeting of stockholders will be held in April of 2017. In order to be eligible for inclusion in First Mid’s proxy materials for the 2017 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at First Mid’s main office at 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938, no later than November 15, 2016. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act. Any stockholder wishing to nominate an individual for election as a director at the 2017 annual meeting must comply with certain provisions in First Mid’s Certificate of Incorporation. First Mid’s Certificate of Incorporation establishes an advance notice procedure with regard to the nomination, other than by or at the direction of First Mid’s board of directors, of candidates for election as directors. If the notice is not timely and in proper form, the proposed nomination will not be considered at the annual meeting. Generally, such notice must be delivered to or mailed to and received by the corporate secretary of First Mid not fewer than 14 days nor more than 60 days before a meeting at which directors are to be elected. To be in proper form, each written nomination must set forth: (1) the name, age business address and, if known, the residence address of the nominee, (2) the principal occupation or employment of the nominee for the past five years, and (3) the number of shares of stock of First Mid beneficially owned by the nominee and by the nominating stockholder. The stockholder must also comply with certain other provisions set forth in First Mid’s Certificate of Incorporation relating to the nomination of an individual for election as a director. In addition, if First Mid does not receive notice of a stockholder proposal for the 2017 annual meeting of stockholders at least 45 days before the one-year anniversary of the date that First Mid’s proxy statement was released to the stockholders for its previous year’s annual meeting, proxies solicited by the management of First Mid will confer discretionary authority upon the management of First Mid to vote upon any such proposal.
First Clover Leaf. If the merger occurs, there will be no First Clover Leaf annual meeting of stockholders for 2016. In that case, holders of First Clover Leaf common stock who become holders of First Mid common stock must submit any stockholder proposals to First Mid in accordance with the procedures described above. First Clover Leaf will hold its 2016 annual meeting of stockholders only if the merger is not completed. First Clover Leaf’s bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must give written notice to First Clover Leaf’s corporate secretary not more than 120 days and not less than 90 days prior to the anniversary date of its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 20 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (A) the 90th day prior to the date of such annual meeting or (B) the tenth day following the first to occur of (i) the day on which notice of the date of the annual meeting was mailed or otherwise transmitted or (ii) the day on which we first make public announcement of the date of the annual meeting. The notice must include the stockholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, any arrangements between such stockholder and any other person in connection with the proposal of such business, any material interest of the stockholder in the proposed business, and a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such proposal before the meeting. In the case of nominations to the First Clover Leaf board of directors, certain information regarding the nominee must be provided. In order for a stockholder proposal to be included in the proxy materials for the annual meeting of the stockholders, a stockholder must submit it to First Clover Leaf’s corporate secretary not less than 120 days prior to the anniversary date of its proxy materials for the preceding year’s annual meeting; provided however that if the date of the annual meeting is delayed by more than 30 days from the anniversary of the preceding year’s annual meeting, then the deadline is a reasonable time before First Clover Leaf begins to print and send its proxy materials. Nothing in this paragraph shall be deemed to require First Clover Leaf to include in the proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

LEGAL MATTERS

The validity of the First Mid common stock to be issued in connection with the merger will be passed upon for First Mid by Schiff Hardin LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for First Mid by Schiff Hardin LLP and for First Clover Leaf by Barack Ferrazzano Kirschbaum & Nagelberg LLP.

EXPERTS

The consolidated balance sheets of First Clover Leaf as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2015, included in this joint proxy statement/prospectus, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of First Mid appearing in its Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of its internal control over financial reporting as of December 31, 2015, have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Each of First Mid and First Clover Leaf file reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including First Clover Leaf’s and First Mid’s filings, which can be accessed on the web site free of charge. The Internet address of that site is www.sec.gov. You may also read and copy any materials filed with the SEC by First Clover Leaf and First Mid at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. First Mid’s Internet address is www.firstmid.com. First Clover Leaf’s Internet address is www.firstcloverleafbank.com. The information on First Mid’s and First Clover Leaf’s websites is not part of this joint proxy statement/prospectus. You may obtain copies of the information that First Mid files with the SEC, free of charge, by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings”. You may obtain copies of the information that First Mid files with the SEC, free of charge, by accessing First Clover Leaf’s website at www.firstcloverleafbank.com under the link “Investor Relations” and then under “SEC Filings”. Alternatively, these documents, when available, can be obtained free of charge from First Mid upon written request to First Mid-Illinois Bancshares, Inc., Corporate Secretary, 1421 Charleston Avenue, Mattoon, Illinois 61983 or by calling (217) 234-7454, or from First Clover Leaf, upon written request to First Clover Leaf Financial Corp., Corporate Secretary, 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025 or by calling (618) 656-6122.
If you would like to request documents, please do so by August 24, 2016 to receive them before the First Mid special meeting and the First Clover Leaf special meeting.
First Mid has supplied all of the information contained in, or incorporated by reference in, this joint proxy statement/prospectus relating to First Mid and its subsidiary bank. First Clover Leaf has supplied all of the information relating to First Clover Leaf and its subsidiary bank.
You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to First Mid and First Clover Leaf stockholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated July 29, 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this joint proxy statement/prospectus nor the issuance by First Mid of shares of First Mid common stock in connection with the merger will create any implication to the contrary.

INCORPORATION OF CERTAIN FIRST MID DOCUMENTS BY REFERENCE

The SEC allows First Mid to “incorporate by reference” the information that it files with the SEC, which means that First Mid can disclose important information to you by referring to its filings with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, and certain information that First Mid files later with the SEC will automatically update and supersede the information in this joint proxy statement/prospectus.
First Mid incorporates by reference the following documents First Mid has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

•	First Mid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 4, 2016;

•	First Mid’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the SEC on May 6, 2016;

•	Proxy Statement on Schedule 14A and Definitive Additional Materials for the 2016 annual meeting of stockholders, each filed on March 18, 2016;

•
The description of First Mid’s common stock contained in First Mid’s registration statement on 8-A, filed on April 30, 2014, and any amendment or report filed for the purpose of updating such description; and

•	First Mid’s Current Reports on Form 8-K filed with the SEC on March 25, 2016, April 26, 2016, April 28, 2016, May 17, 2016, June 28, 2016, July 1, 2016 and July 19, 2016.

In addition, First Mid is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the special meetings of the First Mid stockholders, provided, however, that First Mid not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

FIRST CLOVER LEAF FINANCIAL STATEMENTS

Consolidated Balance Sheets

	March 31, 2016 (Unaudited)	December 31, 2015
ASSETS
Cash and due from banks	$15,281,467	$14,865,466
Interest-earning deposits	14,333,284	17,041,862
Federal funds sold	9,053,968	47,325,238
Total cash and cash equivalents	38,668,719	79,232,566
Interest-earning time deposits	1,685,000	1,685,000
Securities available for sale	106,851,846	103,756,614
Federal Home Loan Bank stock	1,747,763	1,747,763
Federal Reserve Bank stock	1,676,700	1,676,700
Loans, net of allowance for loan losses of $6,136,720 and $5,886,225 at March 31, 2016 and December 31, 2015, respectively	440,449,819	420,463,583
Loans held for sale	938,366	1,078,785
Property and equipment, net	9,740,173	9,871,440
Goodwill	11,385,323	11,385,323
Bank-owned life insurance	15,450,177	15,336,442
Core deposit intangible, net	123,515	138,000
Foreclosed assets	2,933,451	3,059,101
Mortgage servicing rights	1,106,535	1,109,720
Accrued interest receivable	1,803,158	1,620,309
Other assets	2,304,423	2,712,911
Total assets	$636,864,968	$654,874,257
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing	$68,030,260	$69,296,354
Interest-bearing	446,427,082	463,861,939
Total deposits	514,457,342	533,158,293
Federal Home Loan Bank advances	15,997,420	15,995,485
Securities sold under agreements to repurchase	19,181,030	19,732,766
Subordinated debentures	4,000,000	4,000,000
Accrued interest payable	239,294	227,947
Other liabilities	1,491,386	1,485,891
Total liabilities	555,366,472	574,600,382
Stockholders' Equity
Preferred stock, $.10 par value, 10,000,000 shares authorized,
no shares issued	—	—
Common stock, $.10 par value, 20,000,000 shares authorized,
7,005,883 shares issued and outstanding at
March 31, 2016 and December 31, 2015	700,588	700,588
Additional paid-in capital	55,806,256	55,806,256
Retained earnings	23,962,032	23,369,037
Accumulated other comprehensive income	1,029,620	397,994
Total stockholders' equity	81,498,496	80,273,875
Total liabilities and stockholders' equity	$636,864,968	$654,874,257

Consolidated Statements of Income
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Interest and dividend income:
Interest and fees on loans	$4,462,660	$4,293,439
Securities:
Taxable interest income	298,872	289,183
Nontaxable interest income	267,687	284,023
Federal Reserve Bank dividends	25,437	25,051
Interest-earning deposits, federal funds sold, and other	76,061	26,225
Total interest and dividend income	5,130,717	4,917,921
Interest expense:
Deposits	581,995	524,628
Federal Home Loan Bank advances	65,837	25,815
Securities sold under agreements to repurchase	13,264	828
Subordinated debentures	25,055	21,657
Total interest expense	686,151	572,928
Net interest income	4,444,566	4,344,993
Provision (credit) for loan losses	250,000	(500,000)
Net interest income after provision (credit) for loan losses	4,194,566	4,844,993
Non-interest income:
Service fees on deposit accounts	127,630	106,908
Other service charges and fees	122,154	113,853
Loan servicing fees	78,624	72,768
Gain on sale of securities	29,181	—
Gain on sale of loans	126,151	181,121
Other	129,471	123,776
	613,211	598,426
Non-interest expense:
Compensation and employee benefits	1,961,299	1,851,637
Occupancy expense	365,725	390,759
Data processing services	209,282	191,790
Director fees	49,550	47,750
Professional fees	146,092	127,344
FDIC insurance premiums	90,000	110,000
Foreclosed asset related expenses	9,185	2,199
Amortization of core deposit intangible	14,485	14,485
Amortization of mortgage servicing rights	38,580	22,885
Other	613,999	595,462
	3,498,197	3,354,311
Income before income taxes	1,309,580	2,089,108
Income tax expense	296,232	617,854
Net income	$1,013,348	$1,471,254
Basic and diluted earnings per share	$0.14	$0.21
Dividends per share	$0.06	$0.06

Consolidated Statements of Comprehensive Income
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net income	$1,013,348	$1,471,254
Other comprehensive income:
Unrealized gains on securities available for sale arising during the period	1,064,633	864,277
Reclassification adjustment for realized gains included in income	(29,181)	—
Tax effect	(403,826)	(343,334)
Total other comprehensive income	631,626	520,943
Comprehensive income	$1,644,974	$1,992,197

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities
Net income	$1,013,348	$1,471,254
Adjustments to reconcile net income to net cash provided
by operating activities:
Amortization (accretion) of:
Deferred loan origination costs, net	5,674	(6,945)
Premiums and discounts on securities	180,726	186,363
Core deposit intangible	14,485	14,485
Mortgage servicing rights	38,580	22,885
Fair value adjustments	(3,282)	(15,737)
Provision (credit) for loan losses	250,000	(500,000)
Depreciation	136,096	156,431
Gain on sale of securities	(29,181)	—
Gain on sale of loans	(126,151)	(181,121)
Loss (gain) on sale of foreclosed assets	(223)	1,336
Earnings on bank-owned life insurance	(113,735)	(116,701)
Increase in mortgage servicing rights	(35,395)	(45,217)
Proceeds from sales of loans held for sale	5,046,277	5,500,731
Originations of loans held for sale	(4,779,707)	(6,027,810)
Change in assets and liabilities:
Accrued interest receivable and other assets	(178,187)	313,547
Accrued interest payable	11,347	449
Other liabilities	5,495	40,865
Net cash provided by operating activities	1,436,167	814,815
(Continued)

Consolidated Statements of Cash Flows (continued)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from investing activities
Purchase of interest-earning time deposits	$—	$(4,382)
Available for sale securities:
Purchases	(11,790,271)	(9,021,065)
Proceeds from calls, maturities, and principal repayments	5,901,941	5,889,340
Proceeds from sales	3,686,240	—
Increase in loans	(20,241,910)	(468,609)
Purchase of property and equipment	(8,847)	(18,961)
Proceeds from the sale of foreclosed assets	125,873	37,923
Net cash used in investing activities	(22,326,974)	(3,585,754)

Cash flows from financing activities
Net decrease in deposit accounts	(18,700,951)	(1,160,023)
Net decrease (increase) in securities sold under agreements to repurchase	(551,736)	2,633,429
Cash dividends paid	(420,353)	(420,436)
Net cash provided by (used in) financing activities	(19,673,040)	1,052,970

Net decrease in cash and cash equivalents	(40,563,847)	(1,717,969)

Cash and cash equivalents:
Beginning	79,232,566	49,066,462
Ending	$38,668,719	$47,348,493

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$672,869	$570,544
Income taxes, net of refunds	50,000	—

Notes to Consolidated Financial Statements
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The information contained in the accompanying consolidated financial statements is unaudited. In the opinion of management, the consolidated financial statements contain all adjustments necessary for a fair statement of the results of operations for the interim periods. All such adjustments are of a normal recurring nature. Any differences appearing between the numbers presented in the financial statements and management’s discussion and analysis are due to rounding. The results of operations for the interim periods are not necessarily indicative of the results which may be expected for the entire year or for any other period. These consolidated financial statements should be read in conjunction with the consolidated financial statements of First Clover Leaf Financial Corp. (the “Company” or “First Clover Leaf”) for the year ended December 31, 2015 contained in the 2015 Annual Report to Stockholders that is filed as Exhibit 13 to the Company’s Annual Report on Form 10-K. Accordingly, footnote disclosures which would substantially duplicate the disclosures in the audited consolidated financial statements have been omitted.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Actual results could differ from those estimates.
The Company is a single-bank holding company, whose wholly-owned bank subsidiary, First Clover Leaf Bank (the “Bank”), which is a community bank operating with six branch locations in Madison and St. Clair Counties in Illinois along with one branch location in Clayton, Missouri. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies. In August 2014, the Bank converted from a federal savings and loan association to a nationally chartered bank. First Clover Leaf’s common stock is traded on the NASDAQ Capital Market under the symbol “FCLF”.
Recent Accounting Pronouncements: The following accounting standards were recently issued relating to the financial services industry:
In May 2014, the Financial Accounting Standard Board (the “FASB”) issued an update creating FASB Topic 606, Revenue from Contracts with Customers.  The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The guidance provides steps to follow to achieve the core principle.  An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.  Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract.  The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017.  We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements.
In January 2016, the FASB issued an update (ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Liabilities). The new guidance is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial assets (i.e. securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for non-public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is to be required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from the change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2017. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The standard requires a lessee to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact that the standard will have on our consolidated financial statements.
Reclassifications: Certain reclassifications have been made to conform to the current year presentation. These reclassifications had no impact on the Company’s net income or total stockholders’ equity.
NOTE 2 - SECURITIES AVAILABLE FOR SALE
The amortized cost and fair values of securities with gross unrealized gains and losses as of the dates indicated are summarized as follows:

	March 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government agency obligations	$30,637,131	$291,482	$—	$30,928,613
State and municipal securities	43,360,933	1,384,348	(70,189)	44,675,092
Other securities	3,501	—	—	3,501
Mortgage-backed: residential	31,162,379	143,625	(61,364)	31,244,640
	$105,163,944	$1,819,455	$(131,553)	$106,851,846

	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government agency obligations	$29,183,789	$26,006	$(161,693)	$29,048,102
State and municipal securities	44,746,083	1,156,547	(168,391)	45,734,239
Other securities	3,501	—	—	3,501
Mortgage-backed: residential	29,170,791	60,300	(260,319)	28,970,772
	$103,104,164	$1,242,853	$(590,403)	$103,756,614

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)
Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2016 and December 31, 2015, are summarized as follows:

	March 31, 2016
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal securities	$1,205,729	$(10,653)	$4,927,928	$(59,536)	$6,133,657	$(70,189)
Mortgage-backed: residential	4,560,610	(7,753)	6,707,497	(53,611)	11,268,107	(61,364)
	$5,766,339	$(18,406)	$11,635,425	$(113,147)	$17,401,764	$(131,553)

	December 31, 2015
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency obligations	$15,928,702	$(82,008)	$5,934,944	$(79,685)	$21,863,646	$(161,693)
State and municipal securities	7,666,691	(66,224)	4,927,928	(102,167)	12,594,619	(168,391)
Mortgage-backed: residential	18,251,546	(183,188)	4,227,473	(77,131)	22,479,019	(260,319)
	$41,846,939	$(331,420)	$15,090,345	$(258,983)	$56,937,284	$(590,403)

Management evaluates the investment portfolio on at least a quarterly basis to determine if investments have suffered an other-than-temporary decline in value. In addition, management monitors market trends, investment grades, bond defaults and other circumstances to identify trends and circumstances that might impact the carrying value of equity securities.
At March 31, 2016, the Company had 18 securities in an unrealized loss position which included: seven state and municipal securities and 11 mortgage-backed securities. This was a decrease from 67 securities at December 31, 2015. The unrealized losses resulted from changes in market interest rates and liquidity, as opposed to changes in the probability of contractual cash flows. The Company does not intend to sell the securities, and it is not more-likely-than-not that the Company will be required to sell the securities prior to recovery of the amortized cost. Full collection of the amounts due according to the contractual terms of the securities was expected as of March 31, 2016; therefore, the Company did not consider these investments to be other-than-temporarily impaired at March 31, 2016.

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)
The amortized cost and fair value of the Company’s securities at March 31, 2016 by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Additionally, an item in our “other securities” category has no stated maturity. Therefore, stated maturities are not disclosed for these items.

	Amortized Cost	Fair Value
Due in one year or less	$7,019,566	$7,059,994
Due after one year through five years	24,628,793	24,964,795
Due after five years through ten years	31,929,138	32,857,989
Due after ten years	10,420,567	10,720,927
Other securities - non-maturing	3,501	3,501
Mortgage-backed: residential	31,162,379	31,244,640
	$105,163,944	$106,851,846

Securities with a carrying amount of approximately $84,723,000 and $66,882,000 were pledged to secure deposits, as required or permitted by law, at March 31, 2016 and December 31, 2015, respectively.
At March 31, 2016 there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity. The Company received proceeds of $3,686,240 from the sale of securities during the three months ended March 31, 2016, resulting in gross realized gains of $29,489 and gross realized losses of $308. For the same time period last year, there were no sales of securities.

NOTE 3 - LOANS
The components of the Company’s loans are as follows:

	At March 31, 2016		At December 31, 2015
	Amount	Percent	Amount	Percent
Real estate loans:
One-to-four family	$114,947,143	25.8%	$110,792,710	26.0%
Multi-family	40,076,509	9.0	41,182,067	9.7
Commercial	162,333,501	36.4	153,634,426	36.0
Construction and land	12,585,343	2.8	13,588,626	3.2
	329,942,496	74.0	319,197,829	74.9
Commercial business	99,712,501	22.3	89,743,511	21.1

Consumer:
Home equity	12,911,298	2.8	13,656,008	3.2
Automobile and other	3,797,141	0.9	3,523,696	0.8
	16,708,439	3.6	17,179,704	4.0
Total gross loans	446,363,436	100.0%	426,121,044	100.0%
Deferred loan origination costs, net	223,103		228,764
Allowance for loan losses	(6,136,720)		(5,886,225)
Loans, net	$440,449,819		$420,463,583

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and presents these policies to the board of directors at least annually. A reporting system supplements the review process by providing management with reports related to loan production, loan quality, loan delinquencies and non-performing and potential problem loans.
Additional information regarding our accounting policies for the individual loan categories is contained in our 2015 Annual Report to Stockholders that is filed as Exhibit 13 to the Company’s Annual Report on Form 10-K.
On occasion, the Company originates loans secured by single-family dwellings with initial loan to value ratios exceeding 90%. As of March 31, 2016 and December 31, 2015, these loans represented 1.88% and 2.07%, respectively, of our combined one-to-four family and home equity portfolios. The Company did not consider the level of such loans to be a significant concentration of credit as of March 31, 2016 or December 31, 2015.
The recorded investment in loans does not include accrued interest and loan origination fees due to immateriality. The allowance for loan losses does not include a component for undisbursed loan commitments; rather this amount is included in other liabilities.

The following tables present our past-due loans, segregated by class, as of March 31, 2016 and December 31, 2015:

March 31, 2016
	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total	Accruing Loans 90 or More Days Past Due
Real estate loans:
One-to-four family	$143,909	$—	$156,445	$300,354	$114,646,789	$114,947,143	$—
Multi-family	—	—	—	—	40,076,509	40,076,509	—
Commercial	716,392	—	165,956	882,348	161,451,153	162,333,501	—
Construction and land	—	—	—	—	12,585,343	12,585,343	—
	860,301	—	322,401	1,182,702	328,759,794	329,942,496	—
Commercial business	—	—	87,254	87,254	99,625,247	99,712,501	—
Consumer:
Home equity	31,997	—	110,735	142,732	12,768,566	12,911,298	—
Automobile and other	3,937	—	4,924	8,861	3,788,280	3,797,141	475
	35,934	—	115,659	151,593	16,556,846	16,708,439	475
Total	$896,235	$—	$525,314	$1,421,549	$444,941,887	$446,363,436	$475

December 31, 2015
	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total	Accruing Loans 90 or More Days Past Due
Real estate loans:
One-to-four family	$331,479	$259,240	$33,839	$624,558	$110,168,152	$110,792,710	$—
Multi-family	—	—	—	—	41,182,067	41,182,067	—
Commercial	—	—	111,706	111,706	153,522,720	153,634,426	—
Construction and land	—	—	—	—	13,588,626	13,588,626	—
	331,479	259,240	145,545	736,264	318,461,565	319,197,829	—
Commercial business	—	—	87,254	87,254	89,656,257	89,743,511	—
Consumer:
Home equity	57,625	—	89,407	147,032	13,508,976	13,656,008	—
Automobile and other	500	—	—	500	3,523,196	3,523,696	—
	58,125	—	89,407	147,532	17,032,172	17,179,704	—
Total	$389,604	$259,240	$322,206	$971,050	$425,149,994	$426,121,044	$—

All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, there is reasonable probability of loss of principal or collection of additional interest is deemed insufficient to warrant further accrual. Generally, we place all loans 90 days or more past due on non-accrual status. However, exceptions may occur when a loan is in process of renewal, but it has not yet been completed. In addition, we may place any loan on non-accrual status if any part of it is classified as loss or if any part has been charged-off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed. Subsequent payments are applied to the outstanding principal balance.
Non-accrual loans, segregated by class, are as follows:

	March 31, 2016	December 31, 2015
Real estate loans:
One-to-four family	$1,393,145	$601,833
Multi-family	972,934	995,659
Commercial	2,450,937	1,245,023
Construction and land	—	—
	4,817,016	2,842,515
Commercial business	238,925	263,233
Consumer:
Home equity	237,002	124,627
Automobile and other	11,695	8,558
	248,697	133,185

Total non-accrual loans	$5,304,638	$3,238,933

The following tables present the activity in the allowance for loan losses for the three months ended March 31, 2016 and 2015. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

Three months ended March 31, 2016
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Real estate loans:
One-to-four family	$1,139,730	$—	$984	$17,396	$1,158,110
Multi-family	474,368	—	3,000	(65,849)	411,519
Commercial	1,984,088	—	2,778	462,572	2,449,438
Construction and land	497,992	—	—	(60,781)	437,211
	4,096,178	—	6,762	353,338	4,456,278
Commercial business	1,434,687	—	7,130	(113,301)	1,328,516
Consumer:
Home equity	279,670	—	—	796	280,466
Automobile and other	75,690	(13,471)	74	9,167	71,460
	355,360	(13,471)	74	9,963	351,926
Total	$5,886,225	$(13,471)	$13,966	$250,000	$6,136,720

Three months ended March 31, 2015
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Real estate loans:
One-to-four family	$1,119,762	$(25,258)	$—	$221,309	$1,315,813
Multi-family	436,833	—	1,000	1,828	439,661
Commercial	1,650,290	(25,742)	730	485,572	2,110,850
Construction and land	1,194,917	—	811,350	(1,277,178)	729,089
	4,401,802	(51,000)	813,080	(568,469)	4,595,413
Commercial business	951,215	—	54,290	46,208	1,051,713
Consumer:
Home equity	198,150	—	—	22,215	220,365
Automobile and other	10,275	—	495	46	10,816
	208,425	—	495	22,261	231,181
Total	$5,561,442	$(51,000)	$867,865	$(500,000)	$5,878,307

The following tables separate the allocation of the allowance for loan losses and the loan balances between loans evaluated both individually and collectively as of March 31, 2016 and December 31, 2015:

March 31, 2016
	Period-end allowance allocated to loans:			Loans evaluated for impairment:
	Individually evaluated for impairment	Collectively evaluated for impairment	Ending Balance	Individually	Collectively	Ending Balance
Real estate loans:
One-to-four family	$255,817	$902,293	$1,158,110	$1,439,820	$113,507,323	$114,947,143
Multi-family	—	411,519	411,519	972,934	39,103,575	40,076,509
Commercial	728,378	1,721,060	2,449,438	3,806,195	158,527,306	162,333,501
Construction and land	—	437,211	437,211	181,640	12,403,703	12,585,343
	984,195	3,472,083	4,456,278	6,400,589	323,541,907	329,942,496
Commercial business	205,256	1,123,260	1,328,516	492,920	99,219,581	99,712,501
Consumer:
Home equity	79,183	201,283	280,466	253,928	12,657,370	12,911,298
Automobile and other	—	71,460	71,460	11,695	3,785,446	3,797,141
	79,183	272,743	351,926	265,623	16,442,816	16,708,439
Total	$1,268,634	$4,868,086	$6,136,720	$7,159,132	$439,204,304	$446,363,436

December 31, 2015
	Period-end allowance allocated to loans:			Loans evaluated for impairment:
	Individually evaluated for impairment	Collectively evaluated for impairment	Ending Balance	Individually	Collectively	Ending Balance
Real estate loans:
One-to-four family	$116,724	$1,023,006	$1,139,730	$905,974	$109,886,736	$110,792,710
Multi-family	—	474,368	474,368	995,659	40,186,408	41,182,067
Commercial	183,966	1,800,122	1,984,088	2,735,652	150,898,774	153,634,426
Construction and land	—	497,992	497,992	186,888	13,401,738	13,588,626
	300,690	3,795,488	4,096,178	4,824,173	314,373,656	319,197,829
Commercial business	259,787	1,174,900	1,434,687	586,103	89,157,408	89,743,511
Consumer:
Home equity	49,782	229,888	279,670	141,649	13,514,359	13,656,008
Automobile and other	—	75,690	75,690	8,558	3,515,138	3,523,696
	49,782	305,578	355,360	150,207	17,029,497	17,179,704
Total	$610,259	$5,275,966	$5,886,225	$5,560,483	$420,560,561	$426,121,044
Credit Quality Indicators: As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt and comply with various terms of their loan agreements. The Company considers current financial information, historical payment experience, credit documentation, public information and current economic trends. Generally, all sizeable credits receive a financial review no less than annually to monitor and adjust, if necessary, the credit’s risk profile. Credits classified as watch generally receive a review more frequently than annually. A watch classification is generally used for new businesses, for a business expanding in a new direction, or for borrowers experiencing temporary difficulties. The risk category of homogeneous loans, including consumer loans and smaller balance loans, is evaluated when the loan becomes delinquent. For special mention, substandard, and doubtful credit classifications, the frequency of review is increased to no less than quarterly in order to determine potential impact on credit loss estimates.
The Company categorizes loans into the following risk categories based on relevant information about the ability of borrowers to service their debt:
Pass - A pass asset is well protected by the current worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner. Pass assets also include certain assets considered watch, which are still protected by the worth and paying capacity of the borrower but deserve closer attention and a higher level of credit monitoring.
Special Mention - A special mention asset has potential weaknesses that deserve management’s close attention. The asset may also be subject to a weak or speculative market or to economic conditions, which may in the future adversely affect the obligor. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date. Special mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.
Substandard - A substandard asset is an asset with a well-defined weakness that jeopardizes repayment, in whole or in part, of the debt. These credits are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These assets are characterized by the distinct possibility that the institution will sustain some loss of principal and/or interest if the deficiencies are not corrected. It is not necessary for a loan to have an identifiable loss potential in order to receive this rating.
Doubtful - An asset that has all the weaknesses inherent in the substandard classification, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely likely, but it is not identified at this point due to pending factors.
Loss - An asset, or portion thereof, classified as loss is considered uncollectible and of such little value that its continuance on the Company’s books as an asset is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery would occur. As such, it is not practical or desirable to defer the write-off. Therefore, there is no balance to report for credits categorized as loss.

The following tables present our credit quality indicators, segregated by class, as of March 31, 2016 and December 31, 2015:

March 31, 2016
	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:
One-to-four family	$112,613,202	$760,956	$1,572,985	$—	$114,947,143
Multi-family	36,512,572	2,591,003	972,934	—	40,076,509
Commercial	151,528,000	5,234,558	5,570,943	—	162,333,501
Construction and land	12,012,297	—	573,046	—	12,585,343
	312,666,071	8,586,517	8,689,908	—	329,942,496
Commercial business	96,902,344	2,095,827	714,330	—	99,712,501
Consumer:
Home equity	12,619,655	—	208,428	83,215	12,911,298
Automobile and other	3,781,307	—	4,139	11,695	3,797,141
	16,400,962	—	212,567	94,910	16,708,439
Total	$425,969,377	$10,682,344	$9,616,805	$94,910	$446,363,436

December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:
One-to-four family	$109,161,526	$772,127	$859,057	$—	$110,792,710
Multi-family	37,571,827	2,614,581	995,659	—	41,182,067
Commercial	143,837,755	5,295,878	4,500,793	—	153,634,426
Construction and land	13,143,977	—	444,649	—	13,588,626
	303,715,085	8,682,586	6,800,158	—	319,197,829
Commercial business	85,604,981	3,323,003	815,527	—	89,743,511
Consumer:
Home equity	13,504,552	—	68,241	83,215	13,656,008
Automobile and other	3,510,289	—	4,849	8,558	3,523,696
	17,014,841	—	73,090	91,773	17,179,704
Total	$406,334,907	$12,005,589	$7,688,775	$91,773	$426,121,044

The following tables provide details of impaired loans, segregated by class, as of and for the periods indicated. The unpaid contractual balance represents the recorded balance prior to any partial charge-offs. The recorded investment represents customer balances net of any partial charge-offs recognized on the loans.

	As of March 31, 2016			As of December 31, 2015
	Unpaid Contractual Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Contractual Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Real estate loans:
One-to-four family	$679,841	$679,841	$—	$648,750	$648,750	$—
Multi-family	1,455,412	972,934	—	1,478,137	995,659	—
Commercial	2,176,746	1,986,844	—	2,246,797	2,193,291	—
Construction and land	181,640	181,640	—	186,888	186,888	—
	4,493,639	3,821,259	—	4,560,572	4,024,588	—
Commercial business	87,254	87,254	—	87,254	87,254	—
Consumer:
Home equity	74,342	74,342	—	52,242	52,242
Automobile and other	25,166	11,695	—	8,558	8,558	—
	99,508	86,037		60,800	60,800	—
Subtotal	$4,680,401	$3,994,550	$—	$4,708,626	$4,172,642	$—
With an allowance recorded:
Real estate loans:
One-to-four family	$759,979	$759,979	$255,817	$257,224	$257,224	$116,724
Commercial	1,819,351	1,819,351	728,378	685,759	542,361	183,966
	2,579,330	2,579,330	984,195	942,983	799,585	300,690
Commercial business	405,666	405,666	205,256	498,849	498,849	259,787
Consumer:
Home equity	179,586	179,586	79,183	89,407	89,407	49,782
Subtotal	3,164,582	3,164,582	1,268,634	1,531,239	1,387,841	610,259
Total	$7,844,983	$7,159,132	$1,268,634	$6,239,865	$5,560,483	$610,259

	For the three months ended March 31, 2016			For the three months ended March 31, 2015
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Real estate loans:
One-to-four family	$664,296	$466	$—	$626,897	$1,706	$—
Multi-family	984,296	—	—	1,280,033	—	—
Commercial	2,090,068	17,995	—	772,532	—	—
Construction and land	184,264	2,062	—	1,575,252	2,267	—
	3,922,924	20,523	—	4,254,714	3,973	—
Commercial business	87,254	—	—	12,547	—	—
Consumer:
Home equity	63,292	254	—	55,082	256	—
Automobile and other	10,126	—	—	—	—	—
	73,418	254	—	55,082	256	—
Subtotal	$4,083,596	$20,777	$—	$4,322,343	$4,229	$—
With an allowance recorded:
Real estate loans:
One-to-four family	$508,601	$4,506	$—	$709,663	$5,711	$—
Commercial	1,180,856	501	—	1,159,778	4,270	—
	1,689,457	5,007	—	1,869,441	9,981	—
Commercial business	452,258	3,454	—	113,375	1,893	—
Consumer:
Home equity	134,497	227	—	9,902	—	—
Subtotal	2,276,212	8,688	—	1,992,718	11,874	—
Total	$6,359,808	$29,465	$—	$6,315,061	$16,103	$—

Troubled Debt Restructurings:
The Company had allocations of $159,453 of specific reserves on $3,064,251 of loans to customers whose loan terms have been modified in troubled debt restructurings as of March 31, 2016. The Company had $380,593 of allocations of specific reserves on $3,925,262 of loans to customers whose loan terms were modified in troubled debt restructurings as of December 31, 2015. The amount the Company had committed to lend to loan customers that are classified as troubled debt restructurings was not material as of March 31, 2016 or December 31, 2015.
During the three months ended March 31, 2016 and 2015, there were no loans modified as troubled debt restructurings.
There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the three months ended March 31, 2016 and 2015.
A loan is considered to be in payment default once it is 60 days contractually past due under the modified terms.

The recorded investment in consumer loans collateralized by residential real estate property that was in the process of foreclosure was not material as of March 31, 2016 and December 31, 2015.

NOTE 4 - GOODWILL
In accordance with ASC Topic 350, Intangibles - Goodwill and Other, goodwill and intangible assets with indefinite useful lives are no longer amortized; rather they are assessed, at least annually, for impairment. The Company tests goodwill for impairment on an annual basis as of September 30. Goodwill is also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests that would more-likely-than-not reduce the fair value of the reporting unit below its carrying value. During 2015, at our annual impairment assessment date of September 30, our analysis indicated that no impairment existed.
NOTE 5 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
Securities sold under agreements to repurchase are shown below.

	March 31, 2016
	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions	$19,181,030	$—	$—	$—	$19,181,030
Gross amount of recognized liabilities for repurchase agreements in Consolidated Balance Sheet					$19,181,030

	December 31, 2015
	Remaining Contractual Maturity of the Agreements
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions	$19,732,766	$—	$—	$—	$19,732,766
Gross amount of recognized liabilities for repurchase agreements in Consolidated Balance Sheet					$19,732,766

Securities sold under agreements to repurchase were secured by securities with an approximate carrying amount of $40,588,000 and $26,458,000 at March 31, 2016 and December 31, 2015, respectively. The carrying amount at March 31, 2016 was comprised of $14,793,000 in securities issued by U.S. government agencies, $11,684,000 in state and municipal securities, and $14,111,000 in mortgage-backed securities. The carrying amount at December 31, 2015 was comprised of $13,962,000 in securities issued by U.S. government agencies, $8,419,000 in state and municipal securities, and $4,077,000 in mortgage-backed securities. Also included in total borrowings at March 31, 2016 and December 31, 2015 were FHLB advances of $15,997,000 and $15,996,000, respectively.
Given that the value of the securities that are pledged fluctuate due to market conditions, the Company has no control over the market value. If the market value of the securities pledged falls below the repurchase price, the Company is obligated to promptly transfer additional securities, per the terms of the agreements to repurchase.
NOTE 6 - EARNINGS PER SHARE
Basic and diluted earnings per share represents net income available to common stockholders divided by the weighted average number of common shares outstanding.

	Three Months Ended March 31,
	2016	2015
Net income	$1,013,348	$1,471,254
Basic potential common shares:
Basic weighted average shares outstanding	7,005,883	7,007,283
Dilutive potential common shares	—	—
Diluted weighted average shares outstanding	7,005,883	7,007,283
Basic and diluted earnings per share	$0.14	$0.21

NOTE 7 - FAIR VALUE MEASUREMENTS

The Company determines the fair market values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, Fair Value Measurements and Disclosures, which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•
Level 2 - Inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived from or corroborated by market data by correlation or other means.

•
Level 3 - Unobservable inputs for determining the fair value of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Securities: The fair value of available-for-sale securities are determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. The Company has no securities classified within Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. For these investments, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. They also use model processes, such as the Option Adjusted Spread model to assess interest rate impact and develop prepayment scenarios. In the case of municipal securities, information on the Bloomberg terminal such as credit ratings, credit support, and call features are used to set the matrix values for the issues, which will be used to determine the yields from which the market values are calculated each month. Because they are not price quote valuations, the pricing methods are considered Level 2 inputs. At this time all of the Company’s securities fall within the Level 2 hierarchy for pricing. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company currently has no securities classified within Level 3. During the three months ended March 31, 2016, there were no transfers between Level 1 and Level 2. The valuation methodology was consistent for the three months ended March 31, 2016 and the year ended December 31, 2015.
Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Foreclosed assets are evaluated on a quarterly basis for additional impairment and adjusted accordingly.
Impaired Loans:  The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.  Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.
Appraisals for both foreclosed assets and collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the loan department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.
Mortgage Servicing Rights: Annually, loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount exceeds fair value, impairment is recorded so that the servicing asset is carried at fair value. Fair value is determined based on market prices for comparable mortgage servicing contracts, when available, resulting in a Level 2 classification, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data which also results in a Level 2 classification.
Assets measured at fair value on a recurring basis segregated by fair value hierarchy level during the periods ended March 31, 2016 and December 31, 2015 are summarized below:

	Fair Value Measurements at March 31, 2016 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Securities:
U.S. government agency obligations	$—	$30,928,613	$—	$30,928,613
State and municipal securities	—	44,675,092	—	44,675,092
Other securities	—	3,501	—	3,501
Mortgage-backed: residential	—	31,244,640	—	31,244,640
Total securities available for sale	$—	$106,851,846	$—	$106,851,846

	Fair Value Measurements at December 31, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Securities:
U.S. government agency obligations	$—	$29,048,102	$—	$29,048,102
State and municipal securities	—	45,734,239	—	45,734,239
Other securities	—	3,501	—	3,501
Mortgage-backed: residential	—	28,970,772	—	28,970,772
Total securities available for sale	$—	$103,756,614	$—	$103,756,614

Assets measured at fair value on a nonrecurring basis by fair value hierarchy level during the periods ended March 31, 2016 and December 31, 2015 are summarized below:

	Fair Value Measurements at March 31, 2016 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Impaired loans:
Real estate loans:
One-to-four family	$—	$—	$504,162	$504,162
Commercial	—	—	1,090,973	1,090,973
	—	—	1,595,135	1,595,135
Commercial business	—	—	200,410	200,410
Consumer:
Home equity	—	—	100,403	100,403
Total impaired loans	$—	$—	$1,895,948	$1,895,948

	Fair Value Measurements at December 31, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Foreclosed assets:
Real estate:
Commercial	$—	$—	$19,000	$19,000
Construction and land	—	—	604,500	$604,500
Total foreclosed assets	$—	$—	$623,500	$623,500
Impaired loans:
Real estate loans:
One-to-four family	$—	$—	$140,500	$140,500
Commercial	—	—	358,395	358,395
	—	—	498,895	498,895
Commercial business	—	—	239,062	239,062
Consumer:
Home equity	—	—	39,625	39,625
Total impaired loans	$—	$—	$777,582	$777,582
Mortgage Servicing Rights	$—	$1,109,720	$—	$1,109,720

Foreclosed assets are collateral dependent and are recorded at the fair value less costs to sell and may be revalued on a nonrecurring basis. For the three months ended March 31, 2016, there were no valuation adjustments on foreclosed assets. At December 31, 2015, foreclosed assets had a net carrying amount of $623,500, which was made up of the outstanding balance of $1,337,678, net of cumulative write-downs of $714,178 which includes $355,500 that occurred during the year ended December 31, 2015.
Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,164,582, with a valuation allowance of $1,268,634 at March 31, 2016, resulting in a net increase in provision for loan losses of $658,375 for the three months ended March 31, 2016. At December 31, 2015, impaired loans had a principal balance of $1,387,841, with a valuation allowance of $610,259.

The following table presents quantitative information about Level 3 fair value measurements for significant categories of financial instruments measured at fair value on a non-recurring basis at March 31, 2016:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
Impaired loans:
Real estate loans:
One-to-four family	$504,162	Cost Approach	Adjustment for depreciation and other factors	6.6%	6.6%
Commercial	119,069	Sales Comparison	Adjustment for difference between comparable sales	-55% to -29%	-35.5%
Commercial	971,904	Income Approach	Investment Capitalization Rates	8.7%	8.7%
Commercial business	45,838	Sales Comparison	Adjustment for difference between comparable sales	-48% to 27%	5.2%
Commercial business	105,867	Fair Value of Collateral	Discount for type of business asssets	0% to 3%	3.0%
Consumer loans:
Home Equity	39,625	Sales Comparison	Adjustment for difference between comparable sales	-4% to 8%	1.4%
Home Equity	60,778	Cost Approach	Adjustment for depreciation and other factors	6.6%	6.6%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2015:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
Foreclosed assets:
Real estate:
Construction and land	$604,500	Sales Comparison	Adjustment for difference between comparable sales	-29% to 5%	-8.9%
Impaired loans:
Real estate loans:
One-to-four family	$140,500	Sales Comparison	Adjustment for difference between comparable sales	-19% to -7%	-13.0%
Commercial	88,000	Sales Comparison	Adjustment for difference between comparable sales	9% to 16%	12.8%
Commercial	270,395	Income Approach	Investment Capitalization Rates	9.0%	9.0%
Commercial business	121,094	Fair Value of Collateral	Discount for type of business assets	0% to 10%	7.0%

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS
FASB ASC Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. Fair value is determined under the framework established by ASC Topic 820, Fair Value Measurement and Disclosures. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents approximate fair values given the short-term nature and active market for U.S. currency and are classified as Level 1.
Interest-Earning Time Deposits: Due to the short-term nature of these deposits, the carrying amounts of these deposits approximate fair values. However, since it is unusual to observe a quoted price in an active market during the outstanding term, these deposits are classified as Level 2.
Federal Home Loan Bank Stock: The Company is required to maintain these equity securities as a member of the Federal Home Loan Bank of Chicago (“FHLB”) and in amounts as required by this institution. These equity securities are “restricted” in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.
Federal Reserve Bank Stock: The Company is required to maintain these equity securities as a member of the Federal Reserve Bank and in amounts as required by this institution. These equity securities are “restricted” in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.
Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segmented by type such as real estate, commercial business, and consumer loans. Each loan segment is further segregated into fixed and adjustable rate interest terms and by performing and non-performing classifications. The fair value of fixed rate loans is estimated by either observable market prices or by discounting future cash flows using discount rates that reflect the Company’s current pricing for loans with similar characteristics, such as loan type, pricing and remaining maturity resulting in a Level 3 classification. Impaired loans that have no specific reserve are classified as Level 3. Impaired loans that have been written down to the fair value of the corresponding collateral, less estimated costs to sell, are not included in this table as those amounts were presented previously. The fair value computed is not necessarily an exit price.
Loans Held for Sale: The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.
Accrued Interest Receivable: The carrying amount of accrued interest receivable approximates its fair value. Accrued interest receivable related to interest-earning time deposits and securities is classified as Level 2. Accrued interest receivable related to loans is classified as Level 3.
Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts) and are classified as Level 1. The carrying amounts for interest-bearing money market and savings accounts approximate their fair values at the reporting date and are classified as Level 1. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.
Federal Home Loan Bank Advances: The fair value of FHLB advances, which are at a fixed rate, are estimated using discounted cash flow analyses based on current rates for similar advances resulting in a Level 2 classification.
Securities Sold Under Agreements to Repurchase: The carrying amounts of securities sold under agreements to repurchase approximate fair value resulting in a Level 2 classification.
Subordinated Debentures: This debenture is a floating rate instrument which re-prices quarterly. The fair value of variable rate trust preferred debentures approximate carrying value resulting in a Level 2 classification.

Accrued Interest Payable: The carrying amount of accrued interest payable approximates its fair value. Accrued interest payable related to interest-bearing money market and savings accounts is classified as Level 1. All other accrued interest payable is classified as Level 2.
The following information presents estimated fair values of the Company’s financial instruments as of March 31, 2016 and December 31, 2015 that have not been previously presented and the methods and assumptions used to estimate those fair values.

		Fair Value Measurements at March 31, 2016 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial assets:
Cash and cash equivalents	$38,668,719	$38,668,719	$—	$—	$38,668,719
Interest-earning time deposits	1,685,000	—	1,685,000	—	1,685,000
Federal Home Loan Bank stock	1,747,763	—	—	—	N/A
Federal Reserve Bank stock	1,676,700	—	—	—	N/A
Loans, net (excluding impaired loans at fair value)	438,553,871	—	—	442,639,256	442,639,256
Loans held for sale	938,366	—	938,366	—	938,366
Accrued interest receivable	1,803,158	—	611,093	1,192,065	1,803,158
Financial liabilities:
Non-interest bearing deposits	68,030,260	68,030,260	—	—	68,030,260
Interest-bearing deposits	446,427,082	311,720,985	135,563,512	—	447,284,497
Federal Home Loan Bank advances	15,997,420	—	16,395,987	—	16,395,987
Securities sold under agreements to repurchase	19,181,030	—	19,181,030	—	19,181,030
Subordinated debentures	4,000,000	—	4,000,000	—	4,000,000
Accrued interest payable	239,294	19,623	219,671	—	239,294

		Fair Value Measurements at December 31, 2015 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial assets:
Cash and cash equivalents	$79,232,566	$79,232,566	$—	$—	$79,232,566
Interest-earning time deposits	1,685,000	—	1,685,000	—	1,685,000
Federal Home Loan Bank stock	1,747,763	—	—	—	N/A
Federal Reserve Bank stock	1,676,700	—	—	—	N/A
Loans, net (excluding impaired loans at fair value)	419,686,001	—	—	421,795,305	421,795,305
Loans held for sale	1,078,785	—	1,078,785	—	1,078,785
Accrued interest receivable	1,620,309	—	510,231	1,110,078	1,620,309
Financial liabilities:
Non-interest bearing deposits	69,296,354	69,296,354	—	—	69,296,354
Interest-bearing deposits	463,861,939	330,689,715	133,976,643	—	464,666,358
Federal Home Loan Bank advances	15,995,485	—	16,315,262	—	16,315,262
Securities sold under agreements to repurchase	19,732,766	—	19,732,766	—	19,732,766
Subordinated debentures	4,000,000	—	4,000,000	—	4,000,000
Accrued interest payable	227,947	14,621	213,326	—	227,947
In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment.

NOTE 9 - ACCUMULATED OTHER COMPREHENSIVE INCOME
The following tables summarize the changes within each classification of accumulated other comprehensive income, net of tax, for the three months ended March 31, 2016, and summarize the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Three Months Ended March 31, 2016(1)
	Unrealized Gains and Losses on Available-for-Sale Securities	Total
Accumulated Other Comprehensive Income at January 1, 2016	$397,994	$397,994
Other comprehensive income before reclassifications	649,426	649,426
Amount reclassified from accumulated other comprehensive income(2)	(17,800)	(17,800)
Net current-period other comprehensive income	631,626	631,626
Accumulated Other Comprehensive Income at March 31, 2016	$1,029,620	$1,029,620
(1) All amounts are net of tax.
(2) See table below for details about reclassifications.

Reclassifications out of Accumulated Other Comprehensive Income
For the Three Months Ended March 31, 2016
Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains and losses on available-for-sale securities	$29,181	Gain on sale of securities
	(11,381)	Tax expense
Total reclassifications for the period	$17,800	Net of tax

The following table summarizes the changes within each classification of accumulated other comprehensive loss, net of tax, for the three months ended March 31, 2015. There was no reclassification out of accumulated other comprehensive income for the three months ended March 31, 2015.

Changes in Accumulated Other Comprehensive Income by Component
For the Three Months Ended March 31, 2015(1)
	Unrealized Gains and Losses on Available-for-Sale Securities	Total
Accumulated Other Comprehensive Income at January 1, 2015	$197,331	$197,331
Other comprehensive income before reclassifications	520,943	520,943
Amount reclassified from accumulated other comprehensive income	—	—
Net current-period other comprehensive income	520,943	520,943
Accumulated Other Comprehensive Income at March 31, 2015	$718,274	$718,274
 (1) All amounts are net of tax.

NOTE 10 - SUBSEQUENT EVENTS
On April 26, 2016, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.06 per share for the quarter ended March 31, 2016. The dividend will be payable to stockholders of record as of May 20, 2016 and is expected to be paid on May 27, 2016.
On April 26, 2016, the Company and First-Mid Illinois Bancshares, Inc., Mattoon, Illinois (“First Mid”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which First Mid will acquire the Company and the Bank. Under the terms of the Merger Agreement, each share of Company common stock will be converted into the right to receive either $12.87 or 0.495 shares of First Mid common stock.
The Merger Agreement contains representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. Consummation of the transaction remains subject to customary closing conditions, including receipt of requisite stockholder approval and all required regulatory approvals. If the Merger Agreement is terminated under certain circumstances, the Company will be required to pay First Mid a termination fee of $3.6 million. The merger is anticipated to be completed in the second half of 2016.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
First Clover Leaf Financial Corp.
Edwardsville, Illinois
We have audited the accompanying consolidated balance sheets of First Clover Leaf Financial Corp. (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Clover Leaf Financial Corp. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/Crowe Horwath LLP
Oak Brook, Illinois
March 10, 2016

Consolidated Balance Sheets as of December 31, 2015 and 2014

	2015	2014
ASSETS
Cash and due from banks	$14,865,466	$9,047,872
Interest-earning deposits	17,041,862	18,238,145
Federal funds sold	47,325,238	21,780,445
Total cash and cash equivalents	79,232,566	49,066,462
Interest-earning time deposits	1,685,000	2,021,970
Securities available for sale	103,756,614	104,225,692
Federal Home Loan Bank stock	1,747,763	2,887,763
Federal Reserve Bank stock	1,676,700	1,676,700
Loans, net of allowance for loan losses of $5,886,225 and $5,561,442 at 2015 and 2014, respectively	420,463,583	400,904,404
Loans held for sale	1,078,785	100,000
Property and equipment, net	9,871,440	10,380,310
Goodwill	11,385,323	11,385,323
Bank-owned life insurance	15,336,442	14,876,960
Core deposit intangible	138,000	196,000
Foreclosed assets	3,059,101	3,887,587
Mortgage servicing rights	1,109,720	961,823
Accrued interest receivable	1,620,309	1,762,310
Other assets	2,712,911	3,281,496
Total assets	$654,874,257	$607,614,800
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing	$69,296,354	$68,170,743
Interest-bearing	463,861,939	442,135,896
Total deposits	533,158,293	510,306,639
Federal Home Loan Bank advances	15,995,485	2,487,745
Securities sold under agreements to repurchase	19,732,766	11,848,266
Subordinated debentures	4,000,000	4,000,000
Accrued interest payable	227,947	174,480
Other liabilities	1,485,891	1,667,777
Total liabilities	574,600,382	530,484,907
Stockholders' Equity
Preferred stock, $.10 par value, 10,000,000 shares authorized,
no shares issued	—	—
Common stock, $.10 par value, 20,000,000 shares authorized,
7,005,883 and 7,007,283 shares issued and outstanding at
December 31, 2015 and December 31, 2014	700,588	700,588
Additional paid-in capital	55,806,256	55,818,936
Retained earnings	23,369,037	20,412,898
Accumulated other comprehensive income	397,994	197,331
Total stockholders' equity	80,273,875	77,129,893
Total liabilities and stockholders' equity	$654,874,257	$607,614,800

Consolidated Statements of Income as of December 31, 2015 and 2014

	2015	2014
Interest and dividend income:
Interest and fees on loans	$17,244,225	$16,714,749
Securities:
Taxable interest income	1,081,056	1,232,399
Nontaxable interest income	1,142,291	1,136,630
Federal Reserve Bank dividends	100,602	37,726
Interest-earning deposits, federal funds sold, and other	141,305	196,224
Total interest and dividend income	19,709,479	19,317,728
Interest expense:
Deposits	2,161,937	2,174,066
Federal Home Loan Bank advances	172,159	250,018
Securities sold under agreements to repurchase	3,312	5,437
Subordinated debentures	90,174	86,901
Total interest expense	2,427,582	2,516,422
Net interest income	17,281,897	16,801,306
Provision (credit) for loan losses	(500,000)	(250,000)
Net interest income after provision (credit) for loan losses	17,781,897	17,051,306
Non-interest income:
Service fees on deposit accounts	500,841	454,903
Other service charges and fees	475,194	414,992
Loan servicing fees	299,435	281,979
Gain on sale of securities	10,821	109,712
Gain on sale of loans	893,342	630,779
Loss on sale of property and equipment	—	(80,545)
Loss on sale of foreclosed assets	(14,684)	(164,084)
Other	507,610	579,195
	2,672,559	2,226,931
Non-interest expense:
Compensation and employee benefits	7,609,189	7,224,771
Occupancy expense	1,558,585	1,699,734
Data processing services	774,990	767,213
Director fees	197,233	183,300
Professional fees	544,164	587,907
FDIC insurance premiums	355,655	459,059
Foreclosed asset related expenses	441,284	506,885
Amortization of core deposit intangible	58,000	75,000
Amortization of mortgage servicing rights	82,929	106,970
Other	2,519,204	2,480,608
	14,141,233	14,091,447
Income before income taxes	6,313,223	5,186,790
Income tax expense
Net income	1,675,469	1,360,598
Basic and diluted earnings per share	$4,637,754	$3,826,192
Dividends per share	$0.66	$0.55
	$0.24	$0.24

Consolidated Statements of Comprehensive Income for the years ended December 31, 2015 and 2014

	2015	2014
Net income
Other comprehensive income:	$4,637,754	$3,826,192
Unrealized gains on securities available for sale arising during the period
Reclassification adjustment for realized gains included in income
Tax effect	350,050	3,109,425
Total other comprehensive income	(10,821)	(109,712)
Comprehensive income	(138,566)	(1,109,894)
	200,663	1,889,819
	$4,838,417	$5,716,011

Consolidated Statements of Stockholder’s Equity for the years ended December 31, 2015 and 2014

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, January 1, 2014	$700,728	$55,818,936	$18,268,454	$(1,692,488)	$73,095,630

Net income	—	—	3,826,192	—	3,826,192
Other comprehensive income	—	—	—	1,889,819	1,889,819
Dividends ($0.24 per share)	—	—	(1,681,748)	—	(1,681,748)
Balance, December 31, 2014	700,728	55,818,936	20,412,898	197,331	77,129,893

Net income	—	—	4,637,754	—	4,637,754
Other comprehensive income	—	—	—	200,663	200,663
Dividends ($0.24 per share)	—	—	(1,681,615)	—	(1,681,615)
Repurchase of 1,400 shares
of common stock	(140)	(12,680)	—	—	(12,820)
Balance, December 31, 2015	$700,588	$55,806,256	$23,369,037	$397,994	$80,273,875

Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities
Net income	$4,637,754	$3,826,192
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:
Deferred income taxes	(202,665)	148,198
Amortization (accretion) of:
Deferred loan origination costs, net	(33,880)	(47,784)
Premiums and discounts on securities	782,936	953,830
Core deposit intangible	58,000	75,000
Mortgage servicing rights	82,929	106,970
Fair value adjustments	(62,869)	(92,677)
Credit for loan losses	(500,000)	(250,000)
Depreciation	581,985	597,526
Gain on sale of securities available for sale	(10,821)	(109,712)
Gain on sale of loans	(893,342)	(630,779)
Loss on sale of property and equipment	—	80,545
Loss on sale of foreclosed assets	14,684	164,084
Write-down on foreclosed assets	355,500	202,694
Earnings on bank-owned life insurance	(459,482)	(379,065)
Increase in mortgage servicing rights	(230,826)	(150,546)
Proceeds from sales of loans held for sale	32,065,679	20,638,117
Originations of loans held for sale	(32,326,632)	(20,107,338)
Change in assets and liabilities:
Accrued interest receivable and other assets	774,685	(474,625)
Accrued interest payable	53,467	(25,284)
Other liabilities	(181,886)	204,595
Net cash provided by operating activities	4,505,216	4,729,941

Cash flows from investing activities
Purchase of interest-earning time deposits	(1,454,355)	(10,477)
Proceeds from maturities of interest-earning time deposits	1,791,325	—
Available for sale securities:
Purchases	(43,273,890)	(26,749,263)
Proceeds from calls, maturities, and principal repayments	41,719,661	37,021,352
Proceeds from sales	1,630,421	5,259,541
Redemption of FHLB stock	1,140,000	—
Purchase of Federal Reserve Bank stock	—	(1,676,700)
Increase in loans	(18,719,080)	(27,895,667)
Purchase of property and equipment	(89,186)	(1,456,558)
Proceeds from the sale of property and equipment	—	255,304
Proceeds from the sale of foreclosed assets	374,273	1,227,868
Purchase of bank-owned life insurance	—	(6,000,000)
Net cash used in investing activities	(16,880,831)	(20,024,600)
(Continued)

Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 (continued)

	2015	2014
Cash flows from financing activities
Net increase in deposit accounts	$22,851,654	$7,766,947
Net increase (decrease) in securities sold under agreements to repurchase	7,884,500	(14,917,903)
Proceeds from Federal Home Loan Bank advances	25,000,000	—
Repayments of Federal Home Loan Bank advances	(11,500,000)	(11,500,000)
Repurchase of common stock	(12,820)	—
Cash dividends paid	(1,681,615)	(1,681,748)
Net cash provided by (used in) financing activities	42,541,719	(20,332,704)

Net increase (decrease) in cash and cash equivalents	30,166,104	(35,627,363)

Cash and cash equivalents:
Beginning	49,066,462	84,693,825
Ending	$79,232,566	$49,066,462

Supplemental schedule of noncash investing and financing activities
Assets acquired in settlement of loans	—	$287,982
Loans made to finance sales of foreclosed assets	84,029	383,230

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$2,366,375	$2,533,966
Income taxes, net of refunds	1,342,500	1,535,000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
First Clover Leaf Financial Corp. (the “Company” or “First Clover Leaf”) is a single-bank holding company, whose wholly-owned bank subsidiary, First Clover Leaf Bank (the “Bank”), provides deposits and loans to individual and corporate customers in Madison and St. Clair Counties in Illinois. In addition, the Bank recently opened a loan production office in Clayton, Missouri. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies. In August 2014, the Bank converted from a federal savings and loan association to a nationally chartered bank. First Clover Leaf’s common stock is traded on the NASDAQ Capital Market under the symbol “FCLF.”
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and the Bank and have been prepared in conformity with U.S. generally accepted accounting principles and conform to preponderant practices in the banking industry. The financial statements also include a wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. All material intercompany accounts and transactions have been eliminated in the consolidation.
Use of Estimates: In preparing the accompanying consolidated financial statements, the Company’s management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, cash items in process of clearing, and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows from loans, deposits, and securities sold under agreements to repurchase are treated as net increases or decreases in the statements of cash flows.
The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. Those reserve balances were approximately $10,438,000 and $6,575,000, respectively, at December 31, 2015 and 2014.
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.
Interest-Earning Time Deposits: Interest-earning time deposits in banks are carried at cost. At December 31, 2015 and 2014, interest-earning time deposits amounted to $1,685,000 and $2,021,970, respectively.
Securities: Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.
Securities available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are calculated on the trade date and are determined using the specific identification method.
The Company evaluates its debt securities for other-than-temporary impairment (“OTTI”) on an ongoing basis for those securities with a fair value below amortized cost. The review takes into consideration current market conditions, issuer rating changes and trends, the credit worthiness of the obligator of the security, current analysts’ evaluations, failure of the issuer to make scheduled interest or principal payments, the Company’s lack of intent to sell the security or whether it is more-likely-than-not that the Company will be required to sell the debt security before its anticipated recovery, as well as other qualitative factors. The term OTTI is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Any portion of such a decline in value associated with credit loss is recognized in earnings as an impairment loss with the remaining noncredit-related component being recognized in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss.”
Federal Home Loan Bank Stock: The Company held Federal Home Loan Bank of Chicago (“FHLB”) stock of $1,747,763 and $2,887,763 for the years ended December 31, 2015 and 2014, respectively. The Company is required to maintain these equity securities as a member of the FHLB and in amounts as required by this institution. These equity securities are carried at cost, classified as “restricted” in that they can only be redeemed by the respective institution at par, and periodically evaluated for impairment based on ultimate recovery of par value. Therefore, they are less liquid than other tradable equity securities and their fair value is not readily available.
Federal Reserve Bank Stock: Federal Reserve Bank stock totaled $1,676,700 at December 31, 2015 and 2014. The Company is required to maintain these equity securities as a member of the Federal Reserve Bank and in amounts as required by this institution. These equity securities are carried at cost, classified as “restricted” in that they can only be sold back to the respective institution or another member institution at par, and periodically evaluated for impairment based on ultimate recovery of par value. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.
Loans: The Company offers real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Edwardsville, Illinois and the surrounding area. The ability of the Company’s debtors to comply with repayment terms is dependent upon the real estate and general economic conditions in this area.
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, for the allowance for loan losses, and for any deferred costs (fees) on originated loans.
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs (fees), are deferred and recognized as an adjustment of the related loan yield using the interest method.
The accrual of interest on real estate, commercial business, and consumer loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Loans held for sale: Loans originated and intended for sale are carried at the lower of cost or estimated fair value which is based on market pricing. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.
Allowance for Loan Losses: The allowance for loan losses is a valuation account for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using our historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The allowance for loan losses is evaluated on at least a quarterly basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management considers the allowance for loan losses at December 31, 2015 and 2014 to be at an adequate level. However, changes may be necessary if further economic and other conditions differ substantially from the current environment. To the extent actual outcomes differ from the estimates, additional provision for credit losses may be required that would reduce future earnings.
Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements related to delinquency.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. All troubled debt restructurings are classified as impaired.
Factors considered by management in determining impairment include payment status, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
All loans classified as substandard and loans over $250,000 categorized as special mention are evaluated for impairment. If a loan is impaired, we further test to see if it is considered collateral dependent. If the loan is collateral dependent, a portion of the allowance is allocated so that the loan is reported at the fair value of the collateral. If the loan is not collateral dependent, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate.
Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.
The general component of the allowance covers non-impaired loans. Once the non-impaired loans are separated into the specified loan pools, we analyze the pools using two criteria: historical loss data, and qualitative adjustments. Historical data is based on actual loss history specific to each portfolio segment. We utilize five years of data summarized by quarter. These data are analyzed and used to arrive at a base for our reserve percentage. The qualitative adjustments are determined based on various publications, market research, economic reports and management’s expertise and knowledge of the immediate lending market and include the following:

•	Changes in sector’s portfolio health

•	Changes in non-impaired classified assets

•	National and/or local economic conditions

•	Changes in financial industry/regulation

•	Changes in value of underlying collateral

•	Changes in segment concentrations

•	Changes in volume/nature of loan portfolio

•	Changes in past dues, non-accruals/asset quality

•	Changes in lending policies/underwriting practices

•	Changes in loan review/oversight

•	Changes in staff depth/experience

•	Changes in competition/legal

The consideration of all of these factors results in a loss allocation percentage for each portfolio segment. The following portfolio segments have been identified:
Real Estate Loans:
One-to-four family (owner occupied and non-owner occupied)
Multi-family
Commercial (owner occupied, non-owner occupied, farmland, and raw land)
Construction and land
Commercial:
Commercial business
Consumer:
Home equity
Automobile and other
The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and presents these policies to the board of directors at least annually. A reporting system supplements the review process by providing management with reports related to loan production, loan quality, loan delinquencies and non-performing and potential problem loans.
One-to-four family real estate loans are predominately collateralized by properties located in our primary market area. Due to high customer demand in the continuing low interest rate environment, virtually all of these loans have fixed rates of interest. We generally sell most of the conforming, fixed-rate loans that we originate, but we generally retain the servicing rights on these loans. We may generally lend up to 80% of the property’s appraised value, or up to 90% of the property’s appraised value if the borrower obtains private mortgage insurance. We require title insurance on all of our one-to-four family real estate loans, and we also require that fire and extended coverage casualty insurance be maintained in an amount equal to at least the lesser of the loan balance or the replacement cost of the improvements on the property. We also require a property appraisal for all one-to-four family loans that are underwritten to comply with secondary market standards. Appraisals are conducted by independent or in-house licensed appraisers from a list approved by our board of directors.
Multi-family real estate loans are generally secured by apartment buildings and rental properties with five or more units. The majority of our multi-family real estate loans are secured by properties located within our market area. Multi-family real estate loans generally are offered with interest rates that adjust after one, three or five years. The majority of these loans either float with the prime rate or they are fixed balloon loans. When originating multi-family real estate loans we evaluate the qualifications and financial condition of the borrower, profitability and expertise, as well as the value and condition of the mortgaged property securing the loans. We also consider the financial resources of the borrower, the borrower’s experience in owning or managing a similar property, and the borrower’s payment history with us and other financial institutions. Multi-family real estate loans are generally originated in amounts up to 85% of the lower of the sale price or the appraised value of the mortgaged property securing the loans. All multi family real estate loans over $250,000 are appraised by independent or in-house licensed appraisers approved by the board of directors.

Commercial real estate loans are secured predominately by office buildings, and to a lesser extent warehouse properties and more specialized properties such as churches and schools. We originate commercial real estate loans generally with a typical term of five years with balloon payments. These loans generally amortize over 15 to 25 years. We offer both adjustable and fixed rates of interest on commercial real estate loans, with the interest rate for adjustable rate loans tied to the prime interest rate. We may generally lend up to 85% of the properties appraised value. We require independent or in-house licensed appraisals for all commercial real estate loans in excess of $250,000. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower and the ability of the property to generate adequate funds to cover both operating expenses and debt service. We require title insurance on all of our commercial real estate loans, and we also require that fire and extended coverage casualty insurance be maintained.
Construction lending generally involves a greater degree of risk than our other real estate lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the project. The construction phase of a loan for a one-to-four family, owner-occupied property generally lasts up to six months with loan-to value ratios of up to 80%, (or up to 90% if the borrower obtains private mortgage insurance) of the appraised estimated value of the completed property or cost, whichever is less. The duration and loan to value ratios for non one-to-four family, owner-occupied properties vary depending on the property type. Our procedures for underwriting construction loans include an assessment of the borrower’s credit history and the borrower’s ability to meet other existing debt obligations, as well as payment of principal and interest on the proposed loan. We use the same underwriting standards and procedures for construction/permanent lending as we do for one-to-four family residential real estate lending.
Commercial business loans vary in type and may be secured or unsecured for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans are generally for less than five years. The loans are either fixed-rate or carry variable interest rates indexed to the prime rate. Commercial credit decisions are based upon a complete credit review of the borrower. A determination is made as to the borrower’s ability to repay in accordance with the proposed terms as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial business loan, we consider debt service capabilities, actual and projected cash flows, and the borrower’s inherent industry risks. Credit agency reports of an individual borrower’s or guarantor’s credit history as well as bank checks and trade investigations supplement the analysis of the borrower’s creditworthiness.
Although we originate fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon borrower demand, market interest rates, borrower preference for fixed-versus adjustable rate loans, and the interest rates offered on each type of loan by competing lenders in our market area. Loan originations are derived from a number of sources, including existing or prior customers and walk-in customers.
Consumer loans consist primarily of home equity lines of credit, automobile loans, loans secured by deposits and securities, and unsecured personal loans. Home equity lines of credit account for the largest segment of our consumer loans. They are generally made for owner-occupied homes and are secured by first or second mortgages on the residential properties. We generally offer home equity lines of credit with a maximum loan to appraised value ratio of 90%, including senior liens on the subject property. Our procedures for underwriting consumer loans include an assessment of the borrower’s credit history and ability to meet other existing debt obligations, as well as payments of principal and interest on the proposed loans. Although the borrower’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan.
Property and Equipment: Land is stated at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined under the straight-line method over the balance of estimated useful lives of the assets, which are 15-50 years for buildings and improvements and 3-10 years for furniture and equipment.
Goodwill: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected September 30 as the date to perform the annual impairment test. Our annual impairment assessment for 2015 and 2014 resulted in no goodwill impairment. Goodwill is the only intangible asset with an indefinite life on our balance sheet.
Bank-Owned Life Insurance: The Bank has purchased life insurance policies on certain key employees. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Core Deposit Intangible: Core deposit intangible represents the value of acquired customer relationships. The balance created from our 2008 acquisition of Partners Financial Holdings, Inc. is being amortized over 9.7 years using the double declining balance method.
Foreclosed Assets: Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Bank has acquired legal title in satisfaction of indebtedness. Such real estate is initially recorded at the property’s fair value at the date of foreclosure less estimated selling costs. Initial valuation adjustments, if any, are charged against the allowance for losses on loans. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are recognized or expensed as incurred.
Mortgage Servicing Rights: Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. For sales of one-to-four family loans, a portion of the cost of originating the loan is allocated to the servicing right based on fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. To determine impairment the Company applies a pooling methodology to the servicing valuation, in which loans with similar characteristics are “pooled” together for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. If the Company later determines that all or a portion of the impairment no longer exists for a particular pool, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are amortized in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.
Income Taxes: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not realizable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
Income tax expense (benefit) is the tax payable (refundable) for the period plus or minus the change during the period in deferred tax assets and liabilities.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Earnings Per Common Share: Basic earnings per share represents net income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. No dilutive potential common shares existed at December 31, 2015 and 2014.

	Year Ended
	December 31,
	2015	2014
Net income	$4,637,754	$3,826,192

Basic weighted average shares outstanding	7,006,715	7,007,283
Dilutive potential common shares	—	—
Diluted weighted average shares outstanding	7,006,715	7,007,283
Basic and diluted earnings per share	$0.66	$0.55

Fair Value Measurements: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Notes 16 and 17. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters at this time that will have a material effect on the financial statements.
Operating Segments: While management monitors revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Recent Accounting Pronouncements: The following provides a description of recently adopted or newly issued but not yet effective accounting standards that could have a material effect on our financial statements:
In May 2014, the Financial Accounting Standard Board (the “FASB”) issued an update creating FASB Topic 606, Revenue from Contracts with Customers.  The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The guidance provides steps to follow to achieve the core principle.  An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.  Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract.  The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017.  We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements.
In June 2014, the FASB amended existing guidance related to repurchase-to-maturity transactions, repurchase financings, and disclosures (ASU 2014-11, Transfers and Servicing (Topic 860) - Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures). These amendments align the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. Pursuant to the revised guidance, these transactions are accounted for as secured borrowings. The guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement, which result in outcomes referred to as off-balance-sheet accounting. These amendments require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These amendments also require expanded disclosures about the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The accounting changes in this update are effective for the first interim or annual period beginning after December 15, 2014. In addition, for public companies, the disclosure for certain transactions accounted for as a sale is effective for the first interim or annual period beginning on or after December 15, 2014, and the disclosure for transactions accounted for as secured borrowings is required for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition.
In January 2016, the FASB issued an update (ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Liabilities). The new guidance is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial assets (i.e. securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for non-public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is to be required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from the change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2017. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements.
Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.
NOTE 2 - SECURITIES AVAILABLE FOR SALE
The amortized cost and fair values of securities with gross unrealized gains and losses are summarized as follows:

	December 31, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. government agency obligations	$29,183,789	$26,006	$(161,693)	$29,048,102
State and municipal securities	44,746,083	1,156,547	(168,391)	45,734,239
Other securities	3,501	—	—	3,501
Mortgage-backed: residential	29,170,791	60,300	(260,319)	28,970,772
	$103,104,164	$1,242,853	$(590,403)	$103,756,614

	December 31, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. government agency obligations	$26,280,359	$31,628	$(442,381)	$25,869,606
State and municipal securities	44,828,579	1,025,719	(280,690)	45,573,608
Other securities	3,501	—	—	3,501
Mortgage-backed: residential	32,800,032	176,321	(197,376)	32,778,977
	$103,912,471	$1,233,668	$(920,447)	$104,225,692
Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2015 and 2014, are summarized as follows:

	December 31, 2015
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency
obligations	$15,928,702	$(82,008)	$5,934,944	$(79,685)	$21,863,646	$(161,693)
State and municipal securities	7,666,691	(66,224)	4,927,928	(102,167)	12,594,619	(168,391)
Mortgage-backed: residential	18,251,546	(183,188)	4,227,473	(77,131)	22,479,019	(260,319)

	$41,846,939	$(331,420)	$15,090,345	$(258,983)	$56,937,284	$(590,403)

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency
obligations	$6,477,461	$(26,717)	$12,615,391	$(415,664)	$19,092,852	$(442,381)
State and municipal securities	7,102,666	(43,614)	9,369,188	(237,076)	16,471,854	(280,690)
Mortgage-backed: residential	1,474,590	(28,841)	15,744,126	(168,535)	17,218,716	(197,376)

	$15,054,717	$(99,172)	$37,728,705	$(821,275)	$52,783,422	$(920,447)

Management evaluates the investment portfolio on at least a quarterly basis to determine if investments have suffered an other-than-temporary decline in value. In addition, management monitors market trends, investment grades, bond defaults and other circumstances to identify trends and circumstances that might impact the carrying value of securities.
At December 31, 2015, the Company had 67 securities in an unrealized loss position which included: 15 agency securities, 27 state and municipal securities, and 25 mortgage-backed securities. This was a decrease from 72 securities at December 31, 2014. The securities in an unrealized loss position at December 31, 2015 had an aggregate valuation adjustment of 1.02% from the Company’s amortized cost basis of these securities. The unrealized losses resulted from changes in market interest rates and liquidity, not from changes in the probability of contractual cash flows. While 20 of our securities have been in an unrealized loss position for more than 12 months and were at a 1.68% unrealized loss position of the Company’s amortized cost basis on these securities at December 31, 2015, which we believe is interest rate driven, there have been no defaults to date, and the securities remain above investment grade. The Company does not intend to sell the securities, and it is not more-likely-than-not that the Company will be required to sell the securities prior to recovery of the amortized cost. Full collection of the amounts due according to the contractual terms of the securities is expected; therefore, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2015.
The amortized cost and fair value at December 31, 2015, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Other securities have no stated maturity. Therefore, stated maturities are not disclosed for these categories.

	Amortized	Fair
	Cost	Value
Due in one year or less	$6,109,210	$6,113,631
Due after one year through five years	24,981,003	24,977,510
Due after five years through ten years	31,423,272	32,025,396
Due after ten years	11,416,387	11,665,804
Other securities - non-maturing	3,501	3,501
Mortgage-backed: residential	29,170,791	28,970,772
	$103,104,164	$103,756,614
Securities with a carrying amount of approximately $66,882,000 and $66,600,000 were pledged to secure deposits as required or permitted by law at December 31, 2015 and 2014, respectively.
At year-end 2015 and 2014, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders’ equity. The Company received proceeds of $1,630,421 from the sale of securities during 2015 resulting in gross realized gains of $30,860 and gross realized losses of $20,039. The Company received proceeds of $5,259,541 from the sale of securities during 2014 resulting in gross realized gains of $131,586 and gross realized losses of $21,874. The tax related to these net realized gains and losses was $4,220 and $40,593 for 2015 and 2014, respectively.
NOTE 3 - LOANS
The components of loans are as follows:

	At December 31,
	2015	2014
Real estate loans:
One-to-four family	$110,792,710	$117,591,822
Multi-family	41,182,067	41,391,862
Commercial	153,634,426	129,415,314
Construction and land	13,588,626	28,590,745
	319,197,829	316,989,743
Commercial business	89,743,511	73,984,867

Consumer:
Home equity	13,656,008	13,523,985
Automobile and other	3,523,696	1,772,431
	17,179,704	15,296,416

Total gross loans	426,121,044	406,271,026
Deferred loan origination costs, net	228,764	194,820
Allowance for loan losses	(5,886,225)	(5,561,442)
Loans, net	$420,463,583	$400,904,404

On occasion, the Company originates loans secured by single-family dwellings with loan to value ratios exceeding 90%. As of December 31, 2015 and December 31, 2014, these loans represented 2.07% and 2.17%, respectively, of our combined one-to-four family and home equity portfolios. The Company does not consider the level of such loans to be a significant concentration of credit as of December 31, 2015 or December 31, 2014.
The recorded investment in loans does not include accrued interest and loan origination fees due to immateriality. The allowance for loan losses does not include a component for undisbursed loan commitments; rather, this amount is included in other liabilities.

The following tables present our past-due loans, segregated by class:

December 31, 2015
	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total	Accruing Loans 90 or More Days Past Due
Real estate loans:
One-to-four family	$331,479	$259,240	$33,839	$624,558	$110,168,152	$110,792,710	—
Multi-family	—	—	—	—	41,182,067	41,182,067	—
Commercial	—	—	111,706	111,706	153,522,720	153,634,426	—
Construction and land	—	—	—	—	13,588,626	13,588,626	—
	331,479	259,240	145,545	736,264	318,461,565	319,197,829	—
Commercial business	—	—	87,254	87,254	89,656,257	89,743,511	—

Consumer:
Home equity	57,625	—	89,407	147,032	13,508,976	13,656,008	—
Automobile and other	500	—	—	500	3,523,196	3,523,696	—
	58,125	—	89,407	147,532	17,032,172	17,179,704	—

Total	$389,604	$259,240	$322,206	$971,050	$425,149,994	$426,121,044	—

December 31, 2014
	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total	Accruing Loans 90 or More Days Past Due
Real estate loans:
One-to-four family	$843,185	$166,965	$408,228	$1,418,378	$116,173,444	$117,591,822	—
Multi-family	—	—	—	—	41,391,862	41,391,862	—
Commercial	100,220	—	29,810	130,030	129,285,284	129,415,314	—
Construction and land	—	—	—	—	28,590,745	28,590,745	—
	943,405	166,965	438,038	1,548,408	315,441,335	316,989,743	—
Commercial business	—	25,095	—	25,095	73,959,772	73,984,867	—

Consumer:
Home equity	41,930	—	48,088	90,018	13,433,967	13,523,985	—
Automobile and other	—	—	—	—	1,772,431	1,772,431	—
	41,930	—	48,088	90,018	15,206,398	15,296,416	—

Total	$985,335	$192,060	$486,126	$1,663,521	$404,607,505	$406,271,026	—

All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, there is reasonable probability of loss of principal or collection of additional interest is deemed insufficient to warrant further accrual. Generally, we place all loans 90 days or more past due on non-accrual status. However, exceptions may occur when a loan is in process of renewal, but it has not yet been completed. In addition, we may place any loan on non-accrual status if any part of it is classified as loss or if any part has been charged-off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan.

Year-end non-accrual loans, segregated by class, are as follows:

	At December 31,
	2015	2014
Real estate loans:
One-to-four family	$601,833	$589,170
Multi-family	995,659	1,340,779
Commercial	1,245,023	1,242,009
Construction and land	—	1,431,619
	2,842,515	4,603,577
Commercial business	263,233	25,095

Consumer:	124,627	48,088
Home equity	8,558	—
Automobile and other	133,185	48,088

Total non-accrual loans	$3,238,933	$4,676,760

The following tables present the activity in the allowance for loan losses for the years ended December 31, 2015 and 2014. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

Year ended December 31, 2015
	Beginning				Ending
	Balance	Charge-offs	Recoveries	Provision	Balance
Real estate loans:
One-to-four family	$1,119,762	$(25,258)	$21,576	$23,650	$1,139,730
Multi-family	436,833	—	11,753	25,782	474,368
Commercial	1,650,290	(79,248)	11,923	401,123	1,984,088
Construction and land	1,194,917	—	811,350	(1,508,275)	497,992
	4,401,802	(104,506)	856,602	(1,057,720)	4,096,178
Commercial business	951,215	—	73,761	409,711	1,434,687
Consumer
Home equity	198,150	—	—	81,520	279,670
Automobile and other	10,275	(1,900)	826	66,489	75,690
	208,425	(1,900)	826	148,009	355,360

Total	$5,561,442	$(106,406)	$931,189	$(500,000)	$5,886,225

Year ended December 31, 2014
	Beginning				Ending
	Balance	Charge-offs	Recoveries	Provision	Balance
Real estate loans:
One-to-four family	$1,424,663	$(263,258)	$466,287	$(507,930)	$1,119,762
Multi-family	661,358	—	—	(224,525)	436,833
Commercial	1,454,455	(1,876)	—	197,711	1,650,290
Construction and land	668,085	—	230,000	296,832	1,194,917
	4,208,561	(265,134)	696,287	(237,912)	4,401,802
Commercial business	1,219,080	(190,255)	13,048	(90,658)	951,215
Consumer
Home equity	116,478	(43,519)	9,402	115,789	198,150
Automobile and other	46,549	—	945	(37,219)	10,275
	163,027	(43,519)	10,347	78,570	208,425

Total	$5,590,668	$(498,908)	$719,682	$(250,000)	$5,561,442

The following tables separate the allocation of the allowance for loan losses and the loan balances between loans evaluated both individually and collectively as of December 31, 2015 and 2014:

December 31, 2015
	Period-end allowance allocated to loans:			Loans evaluated for impairment:
	Individually evaluated for impairment	Collectively evaluated for impairment	Ending Balance	Individually	Collectively	Ending Balance
Real estate loans:
One-to-four family	$116,724	$1,023,006	$1,139,730	$905,974	$109,886,736	$110,792,710
Multi-family	—	474,368	474,368	995,659	40,186,408	41,182,067
Commercial	183,966	1,800,122	1,984,088	2,735,652	150,898,774	153,634,426
Construction and land	—	497,992	497,992	186,888	13,401,738	13,588,626
	300,690	3,795,488	4,096,178	4,824,173	314,373,656	319,197,829
Commercial business	259,787	1,174,900	1,434,687	586,103	89,157,408	89,743,511
Consumer
Home equity	49,782	229,888	279,670	141,649	13,514,359	13,656,008
Automobile and other	—	75,690	75,690	8,558	3,515,138	3,523,696
	49,782	305,578	355,360	150,207	17,029,497	17,179,704

Total	$610,259	$5,275,966	$5,886,225	$5,560,483	$420,560,561	$426,121,044

December 31, 2014
	Period-end allowance allocated to loans:			Loans evaluated for impairment:
	Individually evaluated for impairment	Collectively evaluated for impairment	Ending Balance	Individually	Collectively	Ending Balance
Real estate loans:
One-to-four family	$91,688	$1,028,074	$1,119,762	$1,266,717	$116,325,105	$117,591,822
Multi-family	—	436,833	436,833	1,340,779	40,051,083	41,391,862
Commercial	155,863	1,494,427	1,650,290	2,267,362	127,147,952	129,415,314
Construction and land	—	1,194,917	1,194,917	1,639,030	26,951,715	28,590,745
	247,551	4,154,251	4,401,802	6,513,888	310,475,855	316,989,743
Commercial business	115,446	835,769	951,215	140,541	73,844,326	73,984,867
Consumer
Home equity	9,902	188,248	198,150	65,452	13,458,533	13,523,985
Automobile and other	—	10,275	10,275	—	1,772,431	1,772,431
	9,902	198,523	208,425	65,452	15,230,964	15,296,416

Total	$372,899	$5,188,543	$5,561,442	$6,719,881	$399,551,145	$406,271,026
Credit Quality Indicators: As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt and comply with various terms of their loan agreements. The Company considers current financial information, historical payment experience, credit documentation, public information and current economic trends. Generally, all sizeable credits receive a financial review no less than annually to monitor and adjust, if necessary, the credit’s risk profile. Credits classified as watch generally receive a review more frequently than annually. The risk category of homogeneous loans such as consumer loans and smaller balance loans is evaluated when the loan becomes delinquent. For special mention, substandard, and doubtful credit classifications, the frequency of review is increased to no less than quarterly in order to determine potential impact on credit loss estimates.
The Company categorizes loans into the following risk categories based on relevant information about the ability of borrowers to service their debt:
Pass - A pass asset is well protected by the current worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner. Pass assets also include certain assets considered watch, which are still protected by the worth and paying capacity of the borrower but deserve closer attention and a higher level of credit monitoring.
Special Mention - A special mention asset has potential weaknesses that deserve management’s close attention. The asset may also be subject to a weak or speculative market or to economic conditions, which may, in the future adversely affect the obligor. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date. Special mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.
Substandard - A substandard asset is an asset with a well-defined weakness that jeopardizes repayment, in whole or in part, of the debt. These credits are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These assets are characterized by the distinct possibility that the institution will sustain some loss of principal and/or interest if the deficiencies are not corrected. It is not necessary for a loan to have an identifiable loss potential in order to receive this rating.
Doubtful - An asset that has all the weaknesses inherent in the substandard classification, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely likely, but it is not identified at this point due to pending factors.

Loss - An asset, or portion thereof, classified as loss is considered uncollectible and of such little value that its continuance on the Company’s books as an asset is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; rather, there is much doubt about whether, how much, or when the recovery would occur. As such, it is not practical or desirable to defer the write-off. Therefore, there is no balance to report at December 31, 2015 or 2014.
The following tables present our credit quality indicators, segregated by class, as of December 31, 2015 and 2014:

December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:
One-to-four family	$109,161,526	$772,127	$859,057	—	$110,792,710
Multi-family	37,571,827	2,614,581	995,659	—	41,182,067
Commercial	143,837,755	5,295,878	4,500,793	—	153,634,426
Construction and land	13,143,977	—	444,649	—	13,588,626
	303,715,085	8,682,586	6,800,158	—	319,197,829
Commercial business	85,604,981	3,323,003	815,527	—	89,743,511

Consumer:
Home equity	13,504,552	—	68,241	83,215	13,656,008
Automobile and other	3,510,289	—	4,849	8,558	3,523,696
	17,014,841	—	73,090	91,773	17,179,704

Total	$406,334,907	$12,005,589	$7,688,775	$91,773	$426,121,044

December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:
One-to-four family	$116,218,120	$280,067	$936,372	$157,263	$117,591,822
Multi-family	37,340,022	2,711,061	1,340,779	—	41,391,862
Commercial	113,447,231	12,016,499	3,951,584	—	129,415,314
Construction and land	26,892,171	—	1,698,574	—	28,590,745
	293,897,544	15,007,627	7,927,309	157,263	316,989,743
Commercial business	73,372,401	471,925	140,541	—	73,984,867

Consumer:
Home equity	13,444,685	—	79,300	—	13,523,985
Automobile and other	1,772,431	—	—	—	1,772,431
	15,217,116	—	79,300	—	15,296,416

Total	$382,487,061	$15,479,552	$8,147,150	$157,263	$406,271,026

The following tables provide details of impaired loans, segregated by class, as of and for the periods indicated. The unpaid contractual balance represents the recorded balance prior to any partial charge-offs. The recorded investment represents customer balances net of any partial charge-offs recognized on the loans.

	As of December 31, 2015			As of December 31, 2014
	Unpaid Contractual Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Contractual Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Real estate loans:
One-to-four family	$648,750	$648,750	—	$551,510	$467,191	—
Multi-family	1,478,137	995,659	—	1,823,257	1,340,779	—
Commercial	2,246,797	2,193,291	—	768,533	768,533	—
Construction and land	186,888	186,888	—	3,412,264	1,639,030	—
	4,560,572	4,024,588	—	6,555,564	4,215,533	—
Commercial business	87,254	87,254	—	215,350	25,095	—

Consumer:
Home equity	52,242	52,242	—	55,550	55,550	—
Automobile and other	8,558	8,558	—	—	—	—
	60,800	60,800	—	55,550	55,550	—
Subtotal	$4,708,626	$4,172,642	—	$6,826,464	$4,296,178	—

With an allowance recorded:
Real estate loans:
One-to-four family	$257,224	$257,224	$116,724	$851,010	$799,526	$91,688
Commercial	685,759	542,361	183,966	1,691,064	1,498,829	155,863
	942,983	799,585	300,690	2,542,074	2,298,355	247,551
Commercial business	498,849	498,849	259,787	115,446	115,446	115,446

Consumer:
Home equity	89,407	89,407	49,782	9,902	9,902	9,902
Subtotal	1,531,239	1,387,841	610,259	2,667,422	2,423,703	372,899
Total	$6,239,865	$5,560,483	$610,259	$9,493,886	$6,719,881	$372,899

	For the year ended December 31, 2015			For the year ended December 31, 2014
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Real estate loans:
One-to-four family	$710,678	$2,200	—	$633,963	$2,306	—
Multi-family	1,123,043	30	—	1,309,419	30	—
Commercial	1,417,242	26,003	—	853,898	7,709	—
Construction and land	745,332	2,144	—	1,183,097	2,376	—
	3,996,295	30,377	—	3,980,377	12,421	—
Commercial business	22,470	389	—	345,137	—	—

Consumer:
Home equity	53,926	1,096	—	106,734	1,101	—
Automobile and other	1,712	—	—	—	—	—
	55,638	1,096	—	106,734	1,101	—
Subtotal	$4,074,403	$31,862	—	$4,432,248	$13,522	—

With an allowance recorded:
Real estate loans:
One-to-four family	$481,678	$8,968	—	$667,999	$11,874	—
Multi-family	—	—	—	414,443	—	—
Commercial	933,199	8,823	—	1,367,490	18,584	—
Construction and land	—	2,430	—	53,062	2,430	—
	1,414,877	20,221	—	2,502,994	32,888	—
Commercial business	305,930	11,498	—	121,785	8,577	—

Consumer:
Home equity	58,779	68	—	2,475	—	—
Automobile and other	394	—	—	—	—	—
	59,173	68	—	2,475	—	—
Subtotal	1,779,980	31,787	—	2,627,254	41,465	—
Total	$5,854,383	$63,649	—	$7,059,502	$54,987	—

Troubled Debt Restructurings:
During the years ending December 31, 2015 and 2014, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: (1) payment and maturity changes not available in the market; and (2) a reduction of the stated interest rate of the loan.
The Company had allocations of $380,593 of specific reserves on $3,925,262 of loans to customers whose loan terms were modified in troubled debt restructurings as of December 31, 2015. The Company had allocations of $328,442 of specific reserves on $5,661,342 of loans to customers whose loan terms were modified in troubled debt restructurings as of December 31, 2014. The Company had no commitments to lend additional amounts as of December 31, 2015 to customers with outstanding loans that are classified as troubled debt restructurings. The amount the Company had committed to lend to loan customers that are classified as troubled debt restructurings was not material as of December 31, 2014.
The following tables present loans, by class, modified as troubled debt restructurings that occurred during the years ended December 31, 2015 and 2014:

Year ended December 31, 2015
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real estate loans:
Commercial	2	$1,000,116	$1,000,116

Commercial business	1	162,167	$162,167

Consumer:
Home equity	1	35,221	35,221
Total	4	$1,197,504	$1,197,504
The troubled debt restructurings described above resulted in a net increase in the allowance for loan losses of $27,897 but resulted in no charge offs during the year ended December 31, 2015.

Year ended December 31, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real estate loans:
One-to-four family	2	$504,465	$504,465
Construction and land	1	985,787	985,787
Total	3	$1,490,252	$1,490,252
The troubled debt restructurings described above resulted in a net increase in the allowance for loan losses of $46,420 but resulted in no charge offs during the year ended December 31, 2014.
There were no payment defaults within twelve months following the modifications during the years ended December 31, 2015 and 2014.

A loan is considered to be in payment default once it is 60 days contractually past due under the modified terms.
Loans to Affiliates:
The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and companies in which these individuals have a 10% or more beneficial ownership. Changes in these loans for the years ended December 31, 2015 and 2014 are summarized as follows:

	Year Ended
	December 31,
	2015	2014
Balance, beginning of year	$11,845,673	$7,932,877
Additions	1,219,504	7,066,199
Repayments	(1,231,984)	(3,050,455)
Change in status of borrower	—	(102,948)
Balance, end of year	$11,833,193	$11,845,673
The change in status of borrower represents the loans that are no longer required to be reported due to an executive officer or director no longer being associated with the Company.
NOTE 4 - PROPERTY AND EQUIPMENT
The components of property and equipment are as follows:

	December 31,
	2015	2014
Land	$1,829,738	$1,829,738
Buildings and improvements	10,001,146	9,997,562
Furniture and equipment	2,362,143	2,296,531
	14,193,027	14,123,831
Less accumulated depreciation	(4,321,587)	(3,743,521)
	$9,871,440	$10,380,310
Depreciation expense for the years ended December 31, 2015 and 2014 amounted to $581,985 and $597,526, respectively.
NOTE 5 - MORTGAGE SERVICING RIGHTS
Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were approximately $123,302,000 and $113,156,000 at December 31, 2015 and 2014, respectively.
The carrying amount of servicing rights recorded on loans serviced for others was $1,109,720 and $961,823, respectively, at December 31, 2015 and 2014, which approximated their fair value. The fair value of servicing rights at December 31, 2015 was determined using a discount rate of 9%, monthly prepayment speeds ranging from 149% to 407%, depending on the stratification of the specific right, ancillary income of $48 per loan annually, and incremental cost to service of approximately $43 per loan annually. The fair value of servicing rights at December 31, 2014 was determined using a discount rate of 9%, monthly prepayment speeds ranging from 262% to 407%, depending on the stratification of the specific right, ancillary income of $48 per loan annually, and incremental cost to service of approximately $43 per loan annually. The ancillary income and cost to service assumptions include projected loan defaults.
The following summarizes the activity pertaining to mortgage servicing rights along with the aggregate activity in related valuation allowances:

	December 31,
	2015	2,014
Balance, beginning	$961,823	$918,247
Mortgage servicing rights capitalized	230,826	150,546
Mortgage servicing rights amortized	(144,607)	(106,970)
Decrease in provision for loss in fair value	61,678	—
Balance, ending	$1,109,720	$961,823

Valuation allowances:

Balance, beginning	$178,896	$178,896
Decrease	(61,678)	—
Balance, ending	$117,218	$178,896
Estimated future amortization expense on mortgage servicing rights is as follows:

Year Ending December 31,	Amount
2016	$138,384
2017	133,145
2018	111,111
2019	67,291
2020	43,786
Thereafter	616,003

$1,109,720

NOTE 6 - CORE DEPOSIT INTANGIBLE
The gross carrying value and accumulated amortization of the core deposit intangible is presented below:

	December 31,
	2015	2014
Core deposit intangible	$3,258,000	$3,258,000
Less accumulated amortization	(3,120,000)	(3,062,000)
	$138,000	$196,000

Amortization expense on core deposit intangible for the years ended December 31, 2015 and 2014 was $58,000 and $75,000, respectively.
Estimated future amortization expense on our remaining core deposit intangible is as follows:

Year Ending December 31,	Amount
2016	$58,000
2017	58,000
2018	22,000
NOTE 7 - GOODWILL
In accordance with ASC Topic 350, Intangibles- Goodwill and Other, goodwill and intangible assets with indefinite useful lives are no longer amortized; rather they are assessed, at least annually, for impairment. The Company tests goodwill for impairment on an annual basis as of September 30, or more often if events or circumstances indicate there may be impairment. Management has determined that the Company has only one reporting unit for purposes of evaluating goodwill.
Due to the current economic environment and other uncertainties, it is possible that our estimates and assumptions may adversely change in the future, and we may be required to record additional goodwill impairment losses in future periods. It is not possible at this time to determine if any such future impairment loss would result or, it if does, whether such charge would be material. However, any such future impairment loss would be limited to the remaining goodwill balance of $11,385,323 at December 31, 2015. Subsequent reversal of goodwill impairment losses is not permitted. At our annual impairment assessment date of September 30, 2015, our analysis indicated that no impairment existed.
NOTE 8 - DEPOSITS
Deposits are summarized as follows:

	At December 31,
	2015	2014
Noninterest-bearing	$69,296,354	$68,170,743
Interest-bearing transaction accounts	300,782,040	285,437,812
Savings	29,907,675	29,070,422
Time	133,172,224	127,627,662
	$533,158,293	$510,306,639

Included in time deposits were approximately $10,781,000 and $13,872,000 of brokered deposits at December 31, 2015 and 2014, respectively. Included in interest-bearing transaction accounts were approximately $59,670,000 and $83,281,000 of brokered deposits at December 31, 2015 and 2014, respectively.

Interest expense on deposits is summarized as follows:

	Year Ended
	December 31,
	2015	2014
Interest-bearing transaction accounts	$651,465	$738,536
Savings	50,662	50,422
Time	1,459,810	1,385,108
	$2,161,937	$2,174,066

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at year-end 2015 and 2014 were approximately $26,159,000 and $19,643,000.
At December 31, 2015, the scheduled maturities of time deposits were as follows:

Year Ending December 31,	Amount
2016	$60,831,144
2017	33,735,619
2018	21,398,998
2019	4,149,552
2020	12,473,886
Thereafter	583,025

$133,172,224

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

The Bank had total advances from the FHLB of $15,995,485 and $2,487,745 at December 31, 2015 and 2014, respectively. The weighted average interest rate on the advances was 1.58% and 2.89% at December 31, 2015 and 2014, respectively. The range of rates on the outstanding advances at December 31, 2015 varied from 1.30% to 4.58%.
At December 31, 2015, the contractual maturities of advances were as follows:

Year Ending December 31,	Amount
2016	$995,485
2018	15,000,000
$15,995,485

At December 31, 2015, in addition to FHLB stock, eligible residential real estate loans totaling approximately $92,610,000 were pledged to the FHLB to secure advances outstanding compared to $77,790,000 at December 31, 2014.

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The balance of our securities sold under agreements to repurchase fluctuates based upon our customers’ needs and activity. The Company has one significant customer whose balances fluctuate on a regular basis. Due to the nature of this customer’s business, large fluctuations in its accounts are a normal occurrence. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
Securities sold under agreements to repurchase were primarily secured by U.S. government agency obligations and state and municipal securities with an approximate carrying amount of $26,458,000 and $32,639,000 at December 31, 2015 and 2014, respectively.
Information concerning securities sold under agreements to repurchase is summarized as follows:

	2015	2014
Average daily balance during the year	$15,817,024	$18,974,688
Average interest rate during the year	0.02%	0.02%
Maximum month-end balance during the year	$20,765,781	$23,275,868
Weighted average interest rate at year-end	0.02%	0.02%

NOTE 11 - SUBORDINATED DEBENTURES

The financial statements also include the following wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. The sole asset of this trust is junior subordinated deferrable interest debentures. The Company issued $4,000,000 in May 2005 in cumulative trust preferred securities through this newly formed special-purpose trust. The proceeds of the offering were invested by the trust in junior subordinated debentures of Trust I. Distributions are cumulative and were payable at a fixed rate of 6.08% through May 2010 and then adjusted quarterly at a variable rate of 1.85% over the three month LIBOR rate, per annum of the stated liquidation amount of $1,000 per preferred security. At December 31, 2015 the interest rate was 2.36%. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures in May 2025, or to the extent of any earlier redemption of any debentures by the Company, and were callable beginning in May 2010. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company’s indebtedness and senior to the Company’s capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions.

NOTE 12 - INCOME TAXES
The Company and the Bank file consolidated federal income tax returns and Illinois state income tax returns. The Company and the Bank are no longer subject to examination by federal and state taxing authorities for years prior to 2012.

Allocation of federal and state income taxes between current and deferred portions was as follows:

	Year Ended
	December 31,
	2015	2014
Federal:
Current	$1,411,154	$815,120
Deferred	(202,931)	71,545
	1,208,223	886,665

State:
Current	466,980	397,280
Deferred	266	76,653
	467,246	473,933
	$1,675,469	$1,360,598

The Company’s income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Year Ended
	December 31,
	2015	2014
Expected income taxes	$2,209,628	$1,815,376
Income tax effect of:
State taxes, net of federal income tax benefit	277,177	278,391
Tax exempt interest, net	(613,220)	(586,302)
Income taxed at lower rates	(63,132)	(51,868)
Other	(134,984)	(94,999)
	$1,675,469	$1,360,598

The tax effects of principal temporary differences are shown in the following table:

	December 31,
	2015	2014
Deferred tax assets:
Allowance for loan losses	$2,286,438	$2,161,135
Deferred compensation	306,653	256,106
Accrued expenses	79,623	19,041
Purchase accounting adjustments for:
Loans	—	18,136
Securities	90,895	106,474
OREO writedowns and expenses	563,385	464,326
Other	107,467	367,148
	3,434,461	3,392,366

Deferred tax liabilities:
Federal Home Loan Bank stock	(177,613)	(293,580)
Core deposit intangible	(53,605)	(76,164)
Mortgage servicing rights	(431,058)	(373,757)
Unrealized gain on securities available for sale	(254,456)	(115,890)
Purchase accounting adjustments for:
Premises and equipment	(272,023)	(278,376)
Federal Home Loan Bank advances	(1,754)	(4,762)
Premises and equipment	(184,571)	(254,555)
	(1,375,080)	(1,397,084)
Net deferred taxes	$2,059,381	$1,995,282

Retained earnings at December 31, 2015 and 2014 include approximately $3,044,000 of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,157,000 at December 31, 2015 and 2014. Management has determined that the probability of recapturing the reserve is not sufficient to record a liability.

NOTE 13 - EMPLOYEE BENEFITS
The Company has adopted a 401(k) plan and defined contribution profit sharing plan covering substantially all of its employees. The contribution to the plan for the profit sharing contribution is determined by the Board of Directors. The Company contributed $176,074 and $165,227 to the plan for the profit sharing contribution for the years ended December 31, 2015 and 2014, respectively. The 401(k) component of the plan allows participants to defer up to 50% of their compensation. Such deferral accumulates on a tax deferred basis until the employee withdraws the funds. The Company matched the employee contributions for the 401(k) plan up to 3% of compensation for the years ended December 31, 2015 and 2014. Total expense recorded for the Company’s match for the 401(k) plan was $155,088 and $144,807 for the years ended December 31, 2015 and 2014, respectively.
NOTE 14 - CAPITAL RATIOS
Banks and holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Company must meet specific capital guidelines that involve quantitative measures of the Bank’s and the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s and the Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act (the “Basel III Rules”). The Basel III Rules are applicable to all U.S. banks that are subject to minimum capital requirements, as well as to bank and savings and loan holding companies other than “small bank holding companies” (generally non-public bank holding companies with consolidated assets of less than $1 billion). The Bank, along with other community banking organizations, and the Company became subject to the Basel III Rules effective January 1, 2015.
The Basel III Rules not only increased most of the required minimum regulatory capital ratios, but they introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The Basel III Rules also expanded the definition of capital as in effect currently by establishing criteria that instruments must meet to be considered additional Tier 1 capital (Tier 1 capital in addition to common equity) and Tier 2 capital. A number of instruments that qualified previously as Tier 1 capital no longer qualify, or their qualifications may change as the Basel III rules are fully implemented. The Basel III Rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, the previous treatment for accumulated other comprehensive income. The Bank elected this one-time opt-out to exclude accumulated other comprehensive income from regulatory capital with the filing of its regulatory reports during the first quarter of 2015.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. The Basel III Rules have maintained the general structure of the current prompt corrective action framework, while incorporating the increased requirements. The prompt corrective action guidelines were also revised to add the common equity Tier 1 capital ratio.  In order to be a “well-capitalized” depository institution under the new regime, a bank and holding company must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more.
Management will continue to assess the effect of the Basel III Rules during the phase-in period and the impact they may have on the Bank’s and the Company’s capital positions and will monitor developments in this area. As of December 31, 2015, management concluded that the Company’s and the Bank’s current capital structure and the execution of the capital plan was sufficient to meet and exceed the revised regulatory capital ratios as required by the new Basel III Rules. As of December 31, 2015, the Bank was considered well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2015 and 2014, that the Bank and the Company meet all capital adequacy requirements to which they were subject.
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval from the Office of the Comptroller of the Currency. Under these regulations, the amount of dividends that may be paid without prior consent in any calendar year is generally limited to the current year’s profits combined with retained net profits of the preceding two years, subject to the capital requirements described above.
The Bank’s actual capital amounts and ratios under Basel III as of December 31, 2015 are presented in the following table. The Bank’s actual capital amounts and ratios as of December 31, 2014 are presented for comparison.

					To be Well Capitalized Under Prompt Corrective Action Provisions
			For Capital
	Actual		Adequacy Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	2015
Common Equity Tier 1 Capital to Risk Weighted Assets	$71,273,000	14.89%	$21,546,000	4.50%	$31,122,000	6.50%
Tier I Capital to Adjusted Total Assets	71,273,000	11.47%	24,855,000	4.00%	31,069,000	5.00%
Tier I Capital to Risk Weighted Assets	71,273,000	14.89%	28,728,000	6.00%	38,303,000	8.00%
Total Capital to Risk Weighted Assets	76,195,000	15.91%	38,303,000	8.00%	47,879,000	10.00%

	2014
Tier I Capital to Adjusted Total Assets	$67,995,000	11.22%	$24,235,000	4.00%	$30,294,000	5.00%
Tier I Capital to Risk Weighted Assets	67,995,000	16.36%	16,623,000	4.00%	24,935,000	6.00%
Total Capital to Risk Weighted Assets	71,949,000	17.31%	33,247,000	8.00%	41,558,000	10.00%

The Company’s actual consolidated capital amounts and ratios under Basel III as of December 31, 2015 are presented in the following table. The Company’s actual consolidated capital amounts and ratios as of December 31, 2014 are presented for comparison.

					To be Well Capitalized Under Prompt Corrective Action Provisions
			For Capital
	Actual		Adequacy Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	2015
Common Equity Tier 1 Capital to Risk Weighted Assets	$68,467,000	14.29%	$21,555,000	4.50%	N/A	N/A
Tier I Capital to Adjusted Total Assets	68,467,000	10.28%	26,651,000	4.00%	N/A	N/A
Tier I Capital to Risk Weighted Assets	68,467,000	14.29%	28,740,000	6.00%	N/A	N/A
Total Capital to Risk Weighted Assets	77,389,000	16.16%	38,321,000	8.00%	N/A	N/A

	2014
Tier I Capital to Adjusted Total Assets	$65,256,000	10.54%	$24,764,000	4.00%	N/A	N/A
Tier I Capital to Risk Weighted Assets	65,256,000	15.70%	16,630,000	4.00%	N/A	N/A
Total Capital to Risk Weighted Assets	73,210,000	17.61%	33,260,000	8.00%	N/A	N/A

NOTE 15 - COMMITMENTS, CONTINGENCIES AND CREDIT RISK

The Company and the Bank could be a party to legal actions in the normal course of business. In the opinion of management, the ultimate resolution of these matters is generally not expected to have a material effect on the financial position or the results of operations of the Company.
The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk follows:

				Range of Rates
	Variable Rate	Fixed Rate	Total	on Fixed Rate
	Commitments	Commitments	Commitments	Commitments
	2015
Commitments to extend credit	$43,735,051	$36,533,191.00	$80,268,242	3.00% - 18.00%
Standby letters of credit	1,726,114	49,000.00	1,775,114	4.00% - 6.00%

	2014
Commitments to extend credit	$34,570,790	$24,254,679.00	$58,825,469	3.00% - 18.00%
Standby letters of credit	1,361,322	300,765.00	1,662,087	3.50% - 6.00%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, and income producing properties, if deemed necessary to support such commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2015 and 2014, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.

NOTE 16 - FAIR VALUE MEASUREMENTS
The Company determines the fair market values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, Fair Value Measurements and Disclosures, which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•
Level 2 - Inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived from or corroborated by market data by correlation or other means.

•
Level 3 - Unobservable inputs for determining the fair value of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Securities: The fair value of available-for-sale securities are determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. For these investments, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. They also use model processes, such as the Option Adjusted Spread model to assess interest rate impact and develop prepayment scenarios. In the case of municipal securities, information on the Bloomberg terminal such as credit ratings, credit support, and call features are used to set the matrix values for the issues, which will be used to determine the yields from which the market values are calculated each month. Because they are not price quote valuations, the pricing methods are considered Level 2 inputs. At December 31, 2015 and 2014, all of the Company’s securities fall within the Level 2 hierarchy for pricing. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. During the years ended December 31, 2015 and 2014, there were no transfers between Level 1 and Level 2. The valuation methodology was consistent for the years ended December 31, 2015 and 2014.
Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.  Foreclosed assets are evaluated on a quarterly basis for additional impairment and adjusted accordingly.
Impaired Loans:  The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.  Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.
Appraisals for both foreclosed assets and collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the loan department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.
Mortgage Servicing Rights: Annually, loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount exceeds fair value, impairment is recorded so that the servicing asset is carried at fair value. Fair value is determined based on market prices for comparable mortgage servicing contracts, when available, resulting in a Level 2 classification, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data which also results in a Level 2 classification.
Assets measured at fair value on a recurring basis segregated by fair value hierarchy level during the periods ended December 31, 2015 and 2014 are summarized below:

	Fair Value Measurements at December 31, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Securities:
U.S. government agency obligations	—	$29,048,102	—	$29,048,102
State and municipal securities	—	45,734,239	—	45,734,239
Other securities	—	3,501	—	3,501
Mortgage-backed: residential	—	28,970,772	—	28,970,772
Total securities available for sale	—	$103,756,614	—	$103,756,614

	Fair Value Measurements at December 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total
Securities:
U.S. government agency obligations	—	$25,869,606	—	$25,869,606
State and municipal securities	—	45,573,608	—	45,573,608
Other securities	—	3,501	—	3,501
Mortgage-backed: residential	—	32,778,977	—	32,778,977
Total securities available for sale	—	$104,225,692	—	$104,225,692

Assets measured at fair value on a nonrecurring basis by fair value hierarchy level during the periods ended December 31, 2015 and 2014 are summarized below:

	Fair Value Measurements at December 31, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total

Foreclosed assets:
Real estate:
Commercial	—	—	$19,000	$19,000
Construction and land	—	—	604,500	$604,500

Total foreclosed assets	—	—	$623,500	$623,500

Impaired loans:
Real estate loans:
One-to-four family	—	—	$140,500	$140,500
Commercial	—	—	358,395	358,395
	—	—	498,895	498,895

Commercial business	—	—	239,062	239,062

Consumer:
Home equity	—	—	39,625	39,625

Total impaired loans	—	—	$777,582	$777,582
Mortgage Servicing Rights	—	$1,109,720	—	$1,109,720

	Fair Value Measurements at December 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)	Total

Foreclosed assets:
Real estate:
Construction and land	—	—	1,042,087	1,042,087

Total foreclosed assets	—	—	$1,042,087	$1,042,087

Impaired loans:
Real estate loans:
One-to-four family	—	—	$707,838	$707,838
Commercial	—	—	1,342,966	1,342,966
	—	—	2,050,804	2,050,804
Total impaired loans	—	—	$2,050,804	$2,050,804

Foreclosed assets are collateral dependent and are recorded at the lesser of the recorded investment in the receivable or the appraised value less costs to sell and may be revalued on a nonrecurring basis. Foreclosed assets measured at fair value less costs to sell on a nonrecurring basis during the year ended December 31, 2015, had a net carrying amount of $623,500, which is made up of the outstanding balance of $1,337,678, net of cumulative write-downs of $714,178 which includes $355,500 that occurred during the year ended December 31, 2015. At December 31, 2014, foreclosed assets had a carrying amount of $1,042,087, which was made up of the outstanding balance of $1,754,187, net of write-downs of $712,100.
Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $1,387,841, with a valuation allowance of $610,259 at December 31, 2015, resulting in a net increase in provision for loan losses of $241,673 for the year ended
December 31, 2015. At December 31, 2014, impaired loans had a principal balance of $2,423,703 with a valuation allowance of $372,899, resulting in a net decrease in provision for loan losses of $43,704 for the year ended December 31, 2014.

The following table presents quantitative information about Level 3 fair value measurements for significant categories of financial instruments measured at fair value on a non-recurring basis at December 31, 2015:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average

Foreclosed assets:
Real estate:
Construction and land	$604,500	Sales Comparison	Adjustment for difference between comparable sales	-29% to 5%	-8.9%

Impaired loans:
Real estate loans:
One-to-four family	$140,500	Sales Comparison	Adjustment for difference between comparable sales	-19% to -7%	-13.0%
Commercial	88,000	Sales Comparison	Adjustment for difference between comparable sales	9% to 16%	12.8%
Commercial	270,395	Income Approach	Investment Capitalization Rates	9.0%	9.0%
Commercial business	121,094	Fair Value of Collateral	Discount for type of business assets	0% to 10%	7.0%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2014:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average

Foreclosed assets:
Real estate:
Construction and land	$1,042,087	Sales Comparison	Adjustment for difference between comparable sales	-10% to 30%	10.3%

Impaired loans:
Real estate loans:
One-to-four family	$707,838	Sales Comparison	Adjustment for difference between comparable sales	-23% to 13%	-7.2%
Commercial	1,342,966	Income Approach	Investment Capitalization Rates	3% to 27%	12.3%

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS
FASB ASC Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. Fair value is determined under the framework established by ASC Topic 820, Fair Value Measurement and Disclosures. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents approximate fair values given the short-term nature and active market for U.S. currency and are classified as Level 1.

Interest-Earning Time Deposits: Due to the short-term nature of these deposits, the carrying amounts of these deposits approximate fair values. However, since it is unusual to observe a quoted price in an active market during the outstanding term, these deposits are classified as Level 2.
Federal Home Loan Bank Stock: The Company is required to maintain these equity securities as a member of the FHLB and in amounts as required by this institution. These equity securities are “restricted” in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.
Federal Reserve Bank Stock: The Company is required to maintain these equity securities as a member of the Federal Reserve Bank and in amounts as required by this institution. These equity securities are “restricted” in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable securities and their fair value is not readily available.
Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segmented by type such as real estate, commercial business, and consumer loans. Each loan segment is further segregated into fixed and adjustable rate interest terms and by performing and non-performing classifications. The fair value of fixed rate loans is estimated by either observable market prices or by discounting future cash flows using discount rates that reflect the Company’s current pricing for loans with similar characteristics, such as loan type, pricing and remaining maturity resulting in a Level 3 classification. Impaired loans that have no specific reserve are classified as Level 3. Impaired loans that have been written down to the fair value of the corresponding collateral, less estimated costs to sell, are not included in this table as those amounts were presented previously. The fair value computed is not necessarily an exit price.
Loans Held for Sale: The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.
Accrued Interest Receivable: The carrying amount of accrued interest receivable approximates its fair value. Accrued interest receivable related to interest-earning time deposits and securities is classified as Level 2. Accrued interest receivable related to loans is classified as Level 3.
Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts) and are classified as Level 1. The carrying amounts for interest-bearing money market and savings accounts approximate their fair values at the reporting date and are classified as Level 1. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.
Federal Home Loan Bank Advances: The fair value of FHLB advances, which are at a fixed rate, are estimated using discounted cash flow analyses based on current rates for similar advances resulting in a Level 2 classification.
Securities Sold Under Agreements to Repurchase: The carrying amounts of securities sold under agreements to repurchase approximate fair value resulting in a Level 2 classification.
Subordinated Debentures: This debenture is a floating rate instrument which re-prices quarterly. The fair value of variable rate trust preferred debentures approximate carrying value resulting in a Level 2 classification.
Accrued Interest Payable: The carrying amount of accrued interest payable approximates its fair value. Accrued interest payable related to interest-bearing money market and savings accounts is classified as Level 1. All other accrued interest payable is classified as Level 2.

The following information presents estimated fair values of the Company’s financial instruments as of December 31, 2015 and 2014 that have not been previously presented and the methods and assumptions used to estimate those fair values.

		Fair Value Measurements at December 31, 2015 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Fair Value
		(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$79,232,566	$79,232,566	—	—	$79,232,566
Interest-earning time deposits	1,685,000	—	1,685,000	—	1,685,000
Federal Home Loan Bank stock	1,747,763	—	—	—	N/A
Federal Reserve Bank stock	1,676,700	—	—	—	N/A
Loans, net (excluding impaired loans
at fair value)	419,686,001	—	—	421,795,305	421,795,305
Loans held for sale	1,078,785	—	1,078,785	—	1,078,785
Accrued interest receivable	1,620,309	—	510,231	1,110,078	1,620,309

Financial liabilities:
Non-interest bearing deposits	69,296,354	69,296,354	—	—	69,296,354
Interest-bearing deposits	463,861,939	330,689,715	133,976,643	—	464,666,358
Federal Home Loan Bank advances	15,995,485	—	16,315,262	—	16,315,262
Securities sold under agreement
to repurchase	19,732,766	—	19,732,766	—	19,732,766
Subordinated debentures	4,000,000	—	4,000,000	—	4,000,000
Accrued interest payable	227,947	14,621	213,326	—	227,947

		Fair Value Measurements at December 31, 2014 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Fair Value
		(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$49,066,462	$49,066,462	—	—	$49,066,462
Interest-earning time deposits	2,021,970	—	2,021,970	—	2,021,970
Federal Home Loan Bank stock	2,887,763	—	—	—	N/A
Federal Reserve Bank stock	1,676,700	—	—	—	N/A
Loans, net (excluding impaired loans
at fair value)	398,853,600	—	—	402,238,073	402,238,073
Loans held for sale	100,000	—	100,000	—	100,000
Accrued interest receivable	1,762,310	—	506,888	1,255,422	1,762,310

Financial liabilities:
Non-interest bearing deposits	68,170,743	68,170,743	—	—	68,170,743
Interest-bearing deposits	442,135,896	314,508,234	128,258,671	—	442,766,905
Federal Home Loan Bank advances	2,487,745	—	2,542,945	—	2,542,945
Securities sold under agreement
to repurchase	11,848,266	—	11,848,266	—	11,848,266
Subordinated debentures	4,000,000	—	4,000,000	—	4,000,000
Accrued interest payable	174,480	14,359	160,121	—	174,480
In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment.

NOTE 18 - ACCUMULATED OTHER COMPREHENSIVE INCOME
The following tables summarize the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2015 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income.

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2015(1)
	Unrealized Gains and Losses on Available-for-Sale Securities	Total
Accumulated Other Comprehensive Income at January 1, 2015	$197,331	$197,331

Other comprehensive income before reclassifications	207,264	207,264
Amount reclassified from accumulated other comprehensive income(2)	(6,601)	(6,601)
Net current-period other comprehensive income	200,663	200,663

Accumulated Other Comprehensive Income at December 31, 2015	$397,994	$397,994
(1) All amounts are net of tax.
(2) See table below for details about reclassifications.

Reclassifications out of Accumulated Other Comprehensive Income
For the Year Ended December 31, 2015
Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains and losses on
available-for-sale securities	$10,821	Gain on sale of securities
	(4,220)	Tax expense
Total reclassifications for the period	$6,601	Net of tax

The following tables summarize the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2014, and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2014(1)
	Unrealized Gains and Losses on Available-for-Sale Securities	Total
Accumulated Other Comprehensive Loss at January 1, 2014	$(1,692,488)	$(1,692,488)

Other comprehensive income before reclassifications	1,958,938	1,958,938
Amount reclassified from accumulated other comprehensive income(2)	(69,119)	(69,119)
Net current-period other comprehensive income	1,889,819	1,889,819

Accumulated Other Comprehensive Income at December 31, 2014	$197,331	$197,331

(1) All amounts are net of tax.
(2) See table below for details about reclassifications.

Reclassifications out of Accumulated Other Comprehensive Income
For the Year Ended December 31, 2014
Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains and losses on
available-for-sale securities	$109,712	Gain on sale of securities
	(40,593)	Tax expense
Total reclassifications for the period	$69,119	Net of tax

NOTE 19 - LIQUIDATION ACCOUNT
As required by federal regulations, a liquidation account in the amount of $20,700,000 was established in conjunction with our 2006 conversion from a mutual savings bank to a federal savings association.

As a result, each eligible account holder or supplemental account holder at the time of conversion is entitled to a proportionate share of this account in the unlikely event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the eligible account holder’s or supplemental account holder’s deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after conversion in the related deposit balance. The Bank may not declare, pay a dividend on, or repurchase any of its capital stock of the Bank, if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements. Due to various natural events, such as death, relocation, and general attrition of accounts, the balance in the liquidation account has been reduced to $2,389,000 at December 31, 2015.

NOTE 20 - CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY
Financial information pertaining only to First Clover Leaf Financial Corp. is as follows:
BALANCE SHEETS
December 31, 2015 and 2014

	2015	2014
Assets
Cash and cash equivalents	$996,950	$1,141,653
Investment in common stock of subsidiary	83,079,782	79,868,529
Other assets	214,079	173,079

Total assets	$84,290,811	$81,183,261

Liabilities and Stockholders' Equity
Subordinated debentures	$4,000,000	$4,000,000
Accrued interest payable	8,388	7,424
Other liabilities	8,548	45,944
Total liabilities	4,016,936	4,053,368

Stockholders' Equity
Common stock	700,588	700,728
Additional paid-in-capital	55,806,256	55,818,936
Retained earnings	23,369,037	20,412,898
Accumulated other comprehensive income	397,994	197,331
	80,273,875	77,129,893

Total liabilities and stockholders' equity	$84,290,811	$81,183,261

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Years ended December 31, 2015 and 2014

	2015	2014
Dividends from subsidiary	$2,000,000	$2,000,000
Interest income	2,682	2,614
Interest expense	(90,174)	(86,901)
Other income	—	51,205
Other expenses	(534,045)	(524,678)

Income before income tax benefit and equity in
undistributed net income of subsidiary	1,378,463	1,442,240

Income tax benefit	248,700	223,200

Income before equity in undistributed net income of subsidiary	1,627,163	1,665,440

Equity in undistributed (distributions in excess of) net income of subsidiary	3,010,591	2,160,752

Net income	$4,637,754	$3,826,192

Comprehensive income	$4,838,417	$5,716,011

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities
Net income	$4,637,754	$3,826,192
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Distributions in excess of (equity in undistributed) net income of subsidiary	(3,010,591)	(2,160,752)
Decrease (increase) in other assets	(41,000)	507,606
Increase (decrease) in accrued interest payable	964	(49)
Decrease in other liabilities	(37,395)	(40,722)
Net cash provided by operating activities	1,549,732	2,132,275

Cash Flows from Investing Activities
Loan payments	—	—
Net cash provided by investing activities	—	—

Cash Flows from Financing Activities
Repurchase of common stock	(12,820)	—
Dividends	(1,681,615)	(1,681,748)
Net cash used in financing activities	(1,694,435)	(1,681,748)

Net increase (decrease) in cash and cash equivalents	(144,703)	450,527

Cash and cash equivalents:
Beginning of year	1,141,653	691,126

End of year	$996,950	$1,141,653

Appendix A -- Merger Agreement

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
FIRST MID-ILLINOIS BANCSHARES, INC.
AND
FIRST CLOVER LEAF FINANCIAL CORP.

Dated as of April 26, 2016

ARTICLE I	THE MERGER	A-1
1.1	The Merger	A-1
1.2	Effective Time	A-1
1.3	Effects of the Merger	A-1
1.4	Merger Consideration; Conversion of Shares	A-2
1.5	Cancellation of Treasury Shares	A-3
1.6	Exchange of Certificates	A-3
1.7	No Fractional Shares	A-4
1.8	Dissenting Shares	A-5
1.9	Election Procedures	A-5
1.10	Proration and Redesignation Procedures	A-6
1.11	Closing	A-7
ARTICLE II	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY	A-7
2.1	Organization	A-7
2.2	Organizational Documents; Minutes and Stock Records	A-8
2.3	Capitalization	A-8
2.4	Authorization; No Violation	A-9
2.5	Consents and Approvals	A-9
2.6	Financial Statements; Company SEC Documents	A-10
2.7	No Undisclosed Liabilities	A-11
2.8	Loans; Loan Loss Reserves	A-11
2.9	Properties and Assets	A-12
2.10	Material Contracts	A-12
2.11	No Defaults	A-14
2.12	Transactions with Affiliates	A-14
2.13	Investments	A-14
2.14	Compliance with Laws; Legal Proceedings	A-14
2.15	Insurance	A-15
2.16	Taxes	A-16
2.17	Environmental Laws and Regulations	A-17
2.18	Community Reinvestment Act Compliance	A-19
2.19	Company Regulatory Reports	A-19
2.20	Employee Matters	A-19

A-i

2.21	Employee Benefit Plans	A-20
2.22	Technology and Intellectual Property	A-22
2.23	Absence of Certain Changes or Events	A-23
2.24	Conduct of Business Since December 31, 2015	A-23
2.25	Change in Business Relationships	A-24
2.26	Brokers’ and Finders’ Fees	A-24
2.27	Trust Preferred Securities.	A-24
2.28	Information Supplied	A-24
2.29	Opinion of Financial Advisor	A-25
2.30	No Other Representations or Warranties	A-25
ARTICLE III	REPRESENTATIONS AND WARRANTIES CONCERNING PARENT	A-25
3.1	Organization	A-25
3.2	Organizational Documents; Minutes and Stock Records	A-26
3.3	Capitalization	A-26
3.4	Authorization; No Violations	A-26
3.5	Consents and Approvals	A-27
3.6	Parent SEC Filings and Financial Statements	A-27
3.7	Loans; Loan Loss Reserves	A-28
3.8	Compliance with Laws; Legal Proceedings	A-29
3.9	Insurance	A-29
3.10	Taxes	A-30
3.11	Community Reinvestment Act Compliance	A-31
3.12	Parent Regulatory Reports	A-31
3.13	No Adverse Change	A-31
3.14	Brokers’ and Finders’ Fees	A-31
3.15	Taxation of the Merger	A-31
3.16	Information Supplied	A-31
3.17	No Other Representations or Warranties	A-31
ARTICLE IV	AGREEMENTS AND COVENANTS	A-32
4.1	Conduct of the Company’s Business	A-32
4.2	Conduct of Parent’s Business.	A-34
4.3	Access to Information and Premises	A-35
4.4	Regulatory Filings of Parent	A-36
4.5	SEC Filings	A-36
4.6	Meetings	A-36

A-ii

4.7	Publicity	A-37
4.8	No Conduct Inconsistent with this Agreement	A-38
4.9	Loan Charge-Off; Pre-Closing Loan Review	A-39
4.10	Director and Officer Insurance Coverage	A-40
4.11	Interim Financial Statements	A-40
4.12	Dissent Process	A-40
4.13	Section 368(a) Reorganization	A-40
4.14	Notice of Certain Events	A-40
4.15	Reasonable and Diligent Efforts	A-41
4.16	TRUPS Assumption	A-41
4.17	Stockholder Litigation	A-41
4.18	Section 16 Matters	A-41
4.19	Board Representation	A-41
4.20	Dividends	A-41
4.21	Stock Exchange Listing	A-42
ARTICLE V	EMPLOYEE BENEFIT MATTERS	A-42
5.1	Benefit Plans	A-42
5.2	No Rights or Remedies	A-43
ARTICLE VI	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT	A-43
6.1	Representations and Warranties	A-43
6.2	Performance of Agreements	A-43
6.3	Closing Certificate	A-43
6.4	Regulatory and Other Approvals	A-44
6.5	Approval of Merger and Delivery of Articles of Merger	A-44
6.6	No Injunctions or Restraints; Illegality	A-44
6.7	No Adverse Changes	A-44
6.8	Tax Opinion	A-44
6.9	Effectiveness of the Registration Statement	A-44
6.10	Closing Balance Sheet	A-44
6.11	Consents	A-44
ARTICLE VII	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	A-45
7.1	Representations and Warranties; Performance of Agreements	A-45
7.2	Performance of Agreements	A-45
7.3	Closing Certificate	A-45
7.4	Regulatory and Other Approvals	A-45

A-iii

7.5	Approval of Merger and Delivery of Articles of Merger	A-45
7.6	No Injunctions or Restraints; Illegality	A-45
7.7	No Adverse Changes	A-45
7.8	Tax Opinion	A-46
7.9	Effectiveness of the Registration Statement	A-46
ARTICLE VIII	TERMINATION	A-46
8.1	Termination	A-46
8.2	Effect of Termination	A-49
ARTICLE IX	GENERAL	A-50
9.1	Confidential Information	A-50
9.2	Non-Assignment	A-50
9.3	Notices	A-50
9.4	Knowledge	A-51
9.5	Interpretation	A-51
9.6	Entire Agreement	A-52
9.7	Extension; Waiver	A-52
9.8	Governing Law	A-52
9.9	Counterparts	A-52
9.10	Severability	A-52

A-iv

INDEX OF DEFINED TERMS

Term	Page

Acquisition Proposal	A-38
Agreement	A-1
Alternative Acquisition Agreement	A-38
Applicable Law	A-7
Articles of Merger	A-1
Bank	A-7
Bank Merger	A-41
BHCA	A-7
Business Day	A-3
Cash Consideration	A-2
Cash Electing Share	A-2
Cash Election	A-2
Cash Election Number	A-6
CERCLA	A-18
Certificate of Merger	A-1
Closing	A-7
Closing Balance Sheet	A-44
Closing Date	A-7
Code	A-1
Commission	A-10
Company	A-1
Company Appointee	A-41
Company Benefit Plans	A-20
Company Board	A-9
Company Common Stock	A-2
Company Disclosure Schedule	A-7
Company Financial Statements	A-10
Company Recommendation	A-37
Company SEC Reports	A-10
Company Stockholder Approval	A-9
Company Stockholders Meeting	A-37
Company Subsidiaries	A-8
Confidentiality Agreement	A-36
Consolidated Stockholders’ Equity	A-3
Conversion Fund	A-3
CRA	A-19
DE SOS	A-1
Determination Date	A-47
DGCL	A-1
Director Plan	A-43
Dissenting Shares	A-5
DOL	A-20
Effective Time	A-1
Election Deadline	A-6
Election Form	A-5
Employees	A-19

A-v

Encumbrances	A-12
Environmental Laws	A-18
ERISA Affiliate	A-20
ERISA Plans	A-20
Exchange Act	A-10
Exchange Agent	A-3
Exchange Ratio	A-2
Federal Reserve	A-27
Federal Reserve Application	A-27
Final Index Price	A-47
Final Price	A-47
GAAP	A-7
Governmental Authority	A-9
Hazardous Materials	A-18
Index	A-48
Index Ratio	A-48
Initial Index Price	A-48
Initial Parent Market Value	A-48
Initial Price	A-48
Injunction	A-44
Intellectual Property	A-22
Investment Securities	A-14
IRS	A-20
IT Assets	A-22
Joint Proxy Statement	A-36
Knowledge	A-51
Letter of Transmittal	A-3
Licenses	A-15
Loans	A-11
Material Adverse Effect	A-7
Material Contracts	A-12
Maximum Cash Election Number	A-5
Maximum Stock Election Number	A-5
MDAT	A-1
Merger	A-1
Merger Consideration	A-2
MGCL	A-1
Minimum Adjusted Net Worth	A-3
Multiemployer Plan	A-21
OCC	A-19
Ordinary Course of Business	A-11
OREO	A-12
Outside Date	A-46
Parent	A-1
Parent Bank	A-25
Parent Board	A-26
Parent Common Stock	A-2
Parent Disclosure Schedule	A-25
Parent Financial Statements	A-27
Parent Loans	A-28
Parent Market Value	A-48
Parent Recommendation	A-37

A-vi

Parent Recommendation	A-37
Parent Regulatory Reports	A-31
Parent SEC Reports	A-27
Parent Stock Consideration	A-2
Parent Stock Issuance	A-37
Parent Stockholder Approval	A-27
Parent Stockholders Meeting	A-37
Parent Subsidiaries	A-26
Parties	A-1
Party	A-1
PBGC	A-20
Permitted Confidentiality Agreement	A-38
Permitted Encumbrances	A-12
Person	A-8
Prior Company Bidders	A-39
Qualifying Transaction	A-49
RCRA	A-18
Real Property	A-12
Registration Statement	A-10
Regulatory Reports	A-19
Release	A-18
Representatives	A-39
Requisite Regulatory Approvals	A-44
Salary Continuation Agreements	A-43
Securities Act	A-10
Series C Stock	A-26
Share Representatives	A-5
Stock Electing Share	A-2
Stock Election	A-2
Stock Election Number	A-6
Superior Acquisition Proposal	A-39
Surviving Corporation	A-1
Tax	A-16
Tax Returns	A-16
Taxes	A-16
Termination Date	A-46
Termination Fee	A-49
Total Payments	A-42
Transaction Payment	A-42
Trust Subsidiary	A-8
Written Objection	A-5

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of the 26th day of April, 2016, by and between First Mid-Illinois Bancshares, Inc., a Delaware corporation (“Parent”), and First Clover Leaf Financial Corp., a Maryland corporation (the “Company”). Parent and the Company are each referred to in this Agreement as a “Party” and collectively in this Agreement as the “Parties.”
RECITALS
WHEREAS, the Parent Board and the Company Board have each approved and declared it advisable and in the best interests of the Parties and their respective stockholders to effect a reorganization, whereby the Company will merge with and into Parent, in the manner and on the terms and subject to the conditions set forth in ARTICLE I (the “Merger”), as a result of which Parent will be the Surviving Corporation;
WHEREAS, for federal income tax purposes the Parties desire and intend that the Merger qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code; and
WHEREAS, certain stockholders of the Company have entered into a Voting Agreement by which they agree to vote in favor of this Agreement.
NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1     The Merger. Upon the terms and subject to the conditions of this Agreement, on the Closing Date and in accordance with the DGCL General Corporation Law, as amended (the “DGCL,”) and the Maryland General Corporation Law, as amended (the “MGCL”), the Company shall be merged with and into Parent, whereupon the separate corporate existence of the Company shall cease, and Parent shall continue as the corporation surviving the Merger (the “Surviving Corporation”).

1.2    Effective Time. As of the Closing, the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “DE SOS”), and articles of merger (the “Articles of Merger”) to be executed and filed with the Maryland Department of Assessments and Taxation (the “MDAT”) as provided in the DGCL and the MGCL. The Merger shall become effective on the date and time (referred to as the “Effective Time”) at which the Certificate of Merger is duly filed with the DE SOS and the Articles of Merger are filed with the MDAT, or at such other date and time as is agreed among the Parties and specified in the Certificate of Merger and Articles of Merger.

1.3    Effects of the Merger. At and as of the Effective Time:

(a)as a result of the Merger, the certificate of incorporation and the by-laws of Parent shall be the certificate of incorporation and the by-laws of the Surviving Corporation;

(b)subject to Section 4.19, the directors and officers of the Surviving Corporation shall be the directors and officers of Parent serving immediately prior to the Effective Time, who shall continue in office for the terms provided in the by-laws of the Surviving Corporation and until their successors are duly elected or appointed and qualified; and

(c)the Merger shall have the effects set forth in the applicable provisions of the DGCL and the MGCL and, without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Merger Consideration; Conversion of Shares.

(a)At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of the Company, $0.10 par value per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 1.5 and Dissenting Shares) shall be converted into and become the right to receive the following consideration (and thereupon shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and shall thereafter represent only the right to receive, upon surrender of such certificate in accordance with Section 1.6(c), the following consideration) (the consideration described in clauses (i) and (ii) below, subject to adjustment in accordance with Section 1.4(d), the “Merger Consideration”):

(i)Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made or deemed made in accordance with Section 1.10 (each a “Cash Electing Share”) shall be converted into the right to receive, subject to adjustment in accordance with Section 1.4(d), $12.87 in cash without interest (such per share amount is hereinafter referred to as the “Cash Consideration”); or

(ii)Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made or deemed made in accordance with Section 1.10 (each a “Stock Electing Share”) shall be converted into the right to receive, subject to adjustment in accordance with Section 1.4(d) or Section 8.1(c)(iii) (such per share amount, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 1.7, is hereinafter referred to as the “Parent Stock Consideration”) 0.495 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $4.00 per share, of Parent (the “Parent Common Stock”).

(b)The holders of any certificates of Company Common Stock previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by law.

(c)If, between the date of this Agreement and the Effective Time, shares of Parent Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, then the Exchange Ratio will be appropriately and proportionally adjusted so as to provide the holders of Stock Electing Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

(d)In the event the Closing Balance Sheet reflects Consolidated Stockholders’ Equity less than $80,700,000 (the “Minimum Adjusted Net Worth”), for every $50,000 shortfall thereof (and not, for the avoidance of doubt, any portion thereof), (i) the Cash Consideration shall be reduced by $0.0075 and (ii) the Exchange Ratio shall be reduced by 0.00025. If the Closing Balance Sheet reflects Consolidated Stockholders’ Equity equal to or greater than the Minimum Adjusted Net Worth, then there will be no adjustment to the Merger Consideration. As used herein, the term “Consolidated Stockholders’ Equity ” shall mean the consolidated stockholders’ equity of the Company reflected on the Closing Balance Sheet; provided, however, that the following amounts shall be disregarded, and not be taken into account or otherwise reduce such consolidated stockholders’ equity: (i) any changes to the valuation of the Company’s investment portfolio attributed to ASC 320, whether upward or downward, from December 31, 2015 until the date of the Closing Balance Sheet, (ii) the aggregate fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, (iii) any amounts paid or payable to any director, officer or employee of the Company or any Company Subsidiary under any contract, severance arrangement, benefit plan or employment practice of the Company or any Company Subsidiary and all other payroll and non-payroll related costs and expenses incurred by the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, (iv) costs associated with the termination of the Company’s 401(k) Plan, the Company’s Salary Continuation Agreements, and any other employee benefit plan, (v) any costs associated with the termination of the Company’s data processing agreement (vi) any negative provisions for loan losses taken by the Company from the date of this Agreement until the date of the Closing Balance Sheet and (vii) any other expenses incurred solely in connection with the transactions contemplated hereby, in each case incurred or to be incurred by the Company or any Company Subsidiary through the Effective Time in connection with this Agreement and the transactions contemplated hereby.

1.5    Cancellation of Treasury Shares. At the Effective Time, each share of Company Common Stock held as treasury stock or otherwise held by the Company, if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no Merger Consideration shall be exchanged therefor.

1.6    Exchange of Certificates.

(a)At or prior to the Effective Time, Parent shall authorize the issuance of and shall make available to Computershare Trust Company, N.A., Parent’s Exchange Agent (the “Exchange Agent”), for the benefit of the holders of Company Stock Certificates for exchange in accordance with this ARTICLE I, (i) a sufficient number of shares of Parent Common Stock, to be issued by book-entry transfer, for payment of the Parent Stock Consideration pursuant to Section 1.4(a)(ii), (ii) sufficient cash for payment of the Cash Consideration pursuant to Section 1.4(a)(i) and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.7. Such amount of cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to as the “Conversion Fund.” Parent shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)Within three Business Days after the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Company Stock Certificates a letter of transmittal (“Letter of Transmittal”) which will specify, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of the Company Stock Certificates pursuant to this Agreement. As used in this Agreement, “Business Day” means any day except Saturday, Sunday and any day on which banks in Mattoon, Illinois, or Edwardsville, Illinois, are authorized or required by law or other government action to close.

(c)Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed Letter of Transmittal, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor Cash Consideration and Parent Stock Consideration deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(d)After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(e)No dividends or other distributions declared with respect to Parent Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered
Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this ARTICLE I. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 1.4. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Parent Common Stock into which such holder’s Company Common Stock shall have been converted.

(f)Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve months after the Effective Time shall be paid to the Surviving Corporation, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this ARTICLE I shall thereafter look only to the Surviving Corporation, or its successors in interest, for the issuance of the Cash Consideration, the payment of the Parent Stock Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on such Parent Stock Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE I, the Cash Consideration or the Parent Stock Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement, as applicable.

1.7    No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued as Parent Stock Consideration in the Merger. Each holder of shares of Company Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock pursuant to this ARTICLE I shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Cash Consideration by the fractional share of Parent Common Stock to which such former holder would otherwise be entitled.

1.8    Dissenting Shares. Any holder of record of shares of Company Common Stock otherwise entitled to receive the Merger Consideration in exchange for each of such holder’s shares of Company Common Stock shall be entitled to demand and receive payment in cash of the fair value for such holder’s shares of Company Common Stock as specified in Sections 3-202 through 3-203 of the MGCL if the holder fully complies with the requirements specified therein (such shares hereinafter referred to as “Dissenting Shares”), including filing with the Company a written objection to the Merger at or before the Company Stockholders Meeting (a “Written Objection”). No holder of Dissenting Shares shall, after the Effective Time, be entitled to receive any shares of Parent Common Stock or any payment of the Merger Consideration pursuant to this Agreement, or be entitled to vote for any purpose or receive any dividends or other distributions with respect to such Parent Common Stock; provided, however, that shares of Company Common Stock held by a dissenting stockholder who subsequently withdraws a demand for payment, fails to comply with the requirements of Sections 3-202 through 3-203 of the MGCL, or otherwise fails to establish the right of such stockholder to receive payment in cash of the fair value of such stockholder’s shares under the Act shall be deemed to be converted into the right to receive the Merger Consideration in exchange for each such share, upon surrender of the certificate or certificates that formerly evidenced such Dissenting Shares in the manner set forth in Section 1.6.

1.9    Election Procedures.

(a)Subject to the proration and redesignation procedures set forth in Section 1.10, each holder of record of shares of Company Common Stock (excluding Dissenting Shares) will be entitled to elect to receive for each such share the Cash Consideration or the Parent Stock Consideration. All such elections shall be made on an election form designed for that purpose in such form as Parent and the Company mutually agree (an “Election Form”). Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (“Share Representatives”) may submit multiple Election Forms, provided that such Share Representative certifies that each such Election Form covers all the shares of Company Common Stock held by each such Share Representative for a particular beneficial owner.

(b)The maximum number of shares of Company Common Stock to be converted into the right to receive Cash Consideration for such shares, consisting of those shares subject to Cash Elections, shall be an amount equal to twenty-five percent of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares) (the “Maximum Cash Election Number”). The maximum number of shares of Company Common Stock to be converted into the right to receive Parent Stock Consideration for such shares, consisting of those shares subject to Stock Elections, shall be an amount equal to seventy-five percent of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (the “Maximum Stock Election Number”).

(c)The Election Form shall be mailed with the Joint Proxy Statement to all holders of record of shares of Company Common Stock as of the record date of the Company Stockholders Meeting. Thereafter, the Company and Parent shall each use its reasonable and diligent efforts to mail or make available the Election Form to all persons who become holders of shares of Company Common Stock during the period between the record date for the Company Stockholders Meeting and the Election Deadline, and Parent shall provide the Exchange Agent with all information necessary for it to perform as specified herein. To be effective, an Election Form must be properly completed and received by the Exchange Agent on or before 5:00 p.m., Chicago Time, on the fifth Business Day prior to the Effective Time (the “Election Deadline”). Any Election Form may be revoked or modified by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or modification is actually received by the Exchange Agent at or prior to the Election Deadline. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or modification has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d)Any Election Form received by the Exchange Agent after the Election Deadline shall be deemed to be a Stock Election and any holder of Company Common Stock not returning an effective Election Form to the Exchange Agent prior to the Election Deadline (including any holder of Dissenting Shares who has not returned an effective Election Form prior to the Election Deadline) shall be deemed to have made a Stock Election. In addition, if the Exchange Agent shall have determined that any purported Stock Election or Cash Election was not properly made, such purported Stock Election or Cash Election shall be deemed to be of no force and effect and the holder of shares of Company Common Stock making such purported Stock Election or Cash Election shall for all purposes hereof be deemed to have made a Stock Election.

1.10    Proration and Redesignation Procedures.

(a)If, after the results of the Election Forms are calculated, the number of shares of Company Common Stock to be converted into shares of Parent Stock Consideration (the “Stock Election Number”) exceeds the Maximum Stock Election Number, then all Cash Electing Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 1.7 hereof, each holder of Stock Electing Shares will be entitled to receive Parent Stock Consideration only with respect to that number of Stock Electing Shares held by such holder equal to the product obtained by multiplying (i) the number of Stock Electing Shares held by such holder by (ii) a fraction, the numerator of which is the Maximum Stock Election Number, and the denominator is the Stock Electing Number, with the remaining number of such holder’s Stock Electing Shares being converted into the right to receive the Cash Consideration.

(b)If, after the results of the Election Forms are calculated, the number of shares of Company Common Stock to be converted into the Cash Consideration (the “Cash Election Number”) exceeds the Maximum Cash Election Number, then all Stock Electing Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Electing Shares will be entitled to Cash Consideration only with respect to the number of Cash Electing Shares held by such holder equal to the product obtained by multiplying (i) the number of Cash Electing Shares held by such holder by (ii) a fraction, the numerator of which is the Maximum Cash Election Number, and the denominator is the Cash Election Number, with the remaining number of such holder’s Cash Electing Shares being converted into the right to receive the Parent Stock Consideration.

(c)After the redesignation procedures, if any, required by this Section 1.10 are completed, each Cash Electing Share shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive the Parent Stock Consideration.

(d)No later than five Business Days after the Election Deadline, Parent shall cause the Exchange Agent to effect the allocation or redesignation procedures among the holders of

Company Common Stock or rights to receive Cash Consideration and Parent Stock Consideration as set forth in this Section 1.10.

1.11    Closing. The consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held on the fifth Business Day following the date on which all of the conditions set forth in ARTICLE VI and ARTICLE VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or on such other date as the Parties may mutually agree (the “Closing Date”). The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois, or at such other place and time upon which the Parties may agree.

ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that any disclosures made with respect to a section of this ARTICLE II shall be deemed to qualify any other section of this ARTICLE II specifically referenced or cross-referenced, the Company hereby represents and warrants to Parent as of the date hereof as follows:
2.1    Organization.
(a)The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. The Company is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. As used in this Agreement, “Material Adverse Effect” shall mean changes, developments, occurrences or events (i) having a material adverse effect on the financial condition, assets, liabilities, business or results of operations of such Party or its subsidiaries, taken as a whole, or (ii) that materially impair the ability of such Party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided, however, that, with respect to the foregoing clause (i), “Material Adverse Effect” shall not be deemed to include the effects of (A) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions, (B) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism, (C) changes or proposed changes after the date hereof in United States generally accepted accounting principles (“GAAP”) or authoritative interpretations thereof, (D) changes or proposed changes after the date hereof in any federal, state, local, municipal, foreign, international, multinational or other order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty (“Applicable Law”), (E) the negotiation, execution or announcement of the Merger or this Agreement, or (F) any actions by the Parties as required or contemplated by this Agreement or taken with the consent of the other Party.

(b)First Clover Leaf Bank, National Association, is a nationally chartered bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the United States of America (the “Bank”), and has the requisite power and authority to own its properties and to carry on its business as presently conducted. The Bank is a wholly owned subsidiary of the Company.

(c)First Clover Leaf Statutory Trust I (the “Trust Subsidiary”, and together with the Bank, the “Company Subsidiaries”) is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. The Trust Subsidiary does business solely as a statutory trust, and does not own or lease real or personal property, make investments, conduct the business of banking (including but not limited to extending credit and accepting deposits), employ individuals or engage independent contractors, own intellectual property, hold licenses or execute material contracts (other than applicable certificate of trust and trust agreements relating to the formation of the Trust Subsidiary).

(d)Except as set forth in Schedule 2.1(d), other than (i) the Company Subsidiaries, (ii) its investments in Investment Securities and (iii) securities owned in a fiduciary capacity, the Company does not own, directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any individual, corporation, association, partnership, trust, limited liability company, unincorporated organization or other entity or group (any such individual or entity, a “Person”), nor do any of the Company, the Bank, or the Trust Subsidiary have any outstanding contractual obligations to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

2.2    Organizational Documents; Minutes and Stock Records. The Company has furnished Parent with copies of the articles of incorporation and by-laws, or similar organizational documents, of the Company and each of the Company Subsidiaries, in each case as amended to the date hereof, and with such other documents as requested by Parent relating to the authority of the Company and the Company Subsidiaries to conduct their respective businesses. All such documents are complete and correct. The stock registers and minute books of the Company and each Company Subsidiary are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, stockholders, board of directors, and committees of the boards of directors of the Company and each Company Subsidiary, respectively, and all transactions in each such entity’s capital stock or equity ownership occurring since the applicable initial date of organization, incorporation or formation of the Company and each Company Subsidiary.

2.3    Capitalization.

(a)The Company. The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, $0.10 par value per share, of which 7,005,883 shares are issued and outstanding as of the date of this Agreement and no shares are held in treasury as of the date of this Agreement, and (ii) 10,000,000 shares of preferred stock, $0.10 par value per share, of which zero shares are issued and outstanding as of the date of this Agreement. The issued and outstanding shares of Company Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. None of the shares of Company Common Stock are subject to any preferences, qualifications, limitations, restrictions or special or relative rights under the Company’s articles of incorporation as in effect as of the date of this Agreement. There are no options, warrants, agreements, contracts, or other rights in existence to purchase, acquire or receive from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued. Except for the Voting Agreement to be entered into concurrently with this Agreement, there are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in the Company.

(b)The Bank. The authorized capital stock of the Bank consists of 100 shares of common stock, $1.00 par value per share, of which 100 shares are issued and outstanding, all of which are owned by the Company. The issued and outstanding shares of common stock of the Bank have been duly and validly authorized and issued and are fully paid and non-assessable and owned by the Company. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Bank any shares of capital stock of the Bank, whether now or hereafter authorized or issued. Except as set forth in Schedule 2.3(b), other than any Investment Securities held by the Bank, the Bank does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

(c)The Trust Subsidiary. The authorized capital stock of the Trust Subsidiary is set forth on Schedule 2.3(c), all of the common securities of which are owned of record by the Company. The issued and outstanding shares of capital stock of the Trust Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Trust Subsidiary any shares of capital stock of the Trust Subsidiary, whether now or hereafter authorized or issued. The Trust Subsidiary does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

2.4    Authorization; No Violation.
(a)The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and do not violate or conflict with the Company’s articles of incorporation, by-laws, the MGCL, or any Applicable Law, court order or decree to which the Company or a Company Subsidiary is a party or subject, or by which the Company or a Company Subsidiary, or any of their respective properties are bound, and no other action on the part of the Company or a Company Subsidiary is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby, other than the requisite approval of this Agreement and the Merger by the stockholders of the Company (the “Company Stockholder Approval”). This Agreement, when executed and delivered, and subject to the consents and regulatory approvals described in Section 2.5, will be a valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity. The only votes of holders of any class or series of Company capital stock necessary to approve this Agreement and the Merger are the holders of a majority of the outstanding shares of Company Common Stock.

(b)Subject to receipt of the consents or approvals set forth in Schedule 2.5, the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any Company Material Contract, except for such rights of termination, cancellation or acceleration that, either individually or in the aggregate, would not reasonably be expected to (i) materially interfere with the Ordinary Course of Business conducted by the Company, any Company Subsidiary or the Surviving Corporation or (ii) have a Material Adverse Effect on the Company.

2.5    Consents and Approvals. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Authority”) or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger, except for (a) those third-party consents, approvals, filings or registrations set forth on Schedule 2.5, (b) the Federal Reserve Application, (c) the filing of the Certificate of Merger with the DE SOS under the DGCL and the Articles of Merger with the MDAT under the MGCL, (d) the Company Stockholder Approval and the Parent Stockholder Approval, and (e) the filing by Parent with the Commission of a registration statement on Form S-4 or other applicable form under the Securities Act of 1933, as amended (the “Securities Act”), covering the shares of Parent Common Stock to be issued pursuant to this Agreement, which shall include the Joint Proxy Statement (the “Registration Statement”).

2.6    Financial Statements; Company SEC Documents.

(a)The financial statements presented (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all Applicable Law including the published rules and regulations of the Securities and Exchange Commission (the “Commission”) with respect thereto. Taken together, the financial statements presented in the Company SEC Reports (collectively, the “Company Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and the Company Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. The Company Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Company Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, Crowe Horwath LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company. Each of the audited Company Financial Statements has been certified by Crowe Horwath LLP, who has expressed an unqualified opinion on such Financial Statements.

(b) Since the January 1, 2014, the Company has timely filed or furnished all forms, documents and reports required to be filed or furnished with the Commission under the Securities Act or the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (collectively with any amendments thereto, but excluding the Joint Proxy Statement and the Registration Statement, the “Company SEC Reports”), except to the extent that the failure to file any such Company SEC Report would not have a Material Adverse Effect on the Company. Each of the Company SEC Reports, in each case as of its filing or furnishing date, or, if amended, as finally amended prior to the date of this Agreement (with respect to those Company SEC Reports filed or furnished prior to the date of this Agreement), has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and none of the Company SEC Reports, when filed or furnished or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. None of the Company Subsidiaries are or ever have been required to file periodic reports with the Commission. There are no material outstanding or unresolved comments received from the Commission with respect to any of the Company SEC Reports.

(c)The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and the Company has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2014, neither the Company nor any of the Company Subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness. Since January 1, 2014, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

2.7    No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Statements, (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the Schedules provided for herein, excluding any liabilities for breaches thereunder by the Company or a Company Subsidiary, and (c) liabilities, not material in the aggregate and incurred in the Ordinary Course of Business, which, under GAAP, would not be required to be reflected on a balance sheet prepared as of the date hereof. An action taken in the “Ordinary Course of Business” shall mean an action taken in the ordinary course of business of the Company and each Company Subsidiary, as applicable, in conformity with past custom and practice (including with respect to quantity and frequency). Any liabilities incurred in connection with litigation or judicial, administrative or arbitration proceedings or claims against the Company or any Company Subsidiary shall not be deemed to be incurred in the Ordinary Course of Business.

2.8    Loans; Loan Loss Reserves.

(a)Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Loans”) reflected on the books and records of the Bank is evidenced by appropriate and sufficient documentation and, to the Knowledge of the Company, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by Applicable Law which may affect the availability of equitable remedies. No obligor named in any Loan has provided notice (whether written or, to the Knowledge of the Company or the Bank, oral) to the Company or the Bank that such obligor intends to attempt to avoid the enforceability of any term of any Loan under any such laws or equitable remedies, and no Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Loan. All Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither the Company nor the Bank has entered into any loan repurchase agreements.

(b)Except as set forth in Schedule 2.8(b), the reserves for loan and lease losses shown on each of the balance sheets contained in the Financial Statements are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of the Bank in excess of such reserves, in each case as shown on Company Financial Statements, are, to the Knowledge of the Company and the Bank, collectible in accordance with their terms.

2.9    Properties and Assets.
(a)Real Property. Schedule 2.9(a) sets forth a complete and correct description of all real property owned or leased by the Company or a Company Subsidiary or in which the Company or a Company Subsidiary has an interest (other than as a mortgagee) (the “Real Property”). Except as set forth on Schedule 2.9(a), no real property or improvements are carried on the Bank’s books and records as Other Real Estate Owned. The Company and the Company Subsidiaries own, or have a valid right to use or a leasehold interest in, all Real Property used by them in the conduct of their respective businesses as such businesses are presently conducted. Except as otherwise set forth on Schedule 2.9(a), the ownership or leasehold interest of the Company or the Company Subsidiaries in such Real Property is not subject to any mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exceptions or restrictions or claims or charges of any kind (collectively, “Encumbrances”), except for Permitted Encumbrances. As used in this Agreement, “Permitted Encumbrances” shall mean (i) Encumbrances arising under conditional sales contracts and equipment leases with third parties under which the Company or a Company Subsidiary is not delinquent or in default, (ii) carriers’, workers’, repairers’, materialmen’s, warehousemen liens’ and similar Encumbrances incurred in the Ordinary Course of Business, (iii) Encumbrances for taxes not yet due and payable or that are being contested in good faith and for which proper reserves have been established and reflected on the Company Financial Statements, (iv) minor exceptions or defects in title to real property or recorded easements, rights of way, building or use restrictions, covenants or conditions that in each case do not materially impair the intended use thereof, (v) zoning and similar restrictions on the use of real property, and (vi) in the case of any leased assets, (A) the rights of any lessor under the applicable lease agreement or any Encumbrance granted by any such lessor and (B) any statutory lien for amounts not yet due and payable, or that are being contested in good faith and for which proper reserves have been established and reflected on the Company Financial Statements. All material certificates, licenses and permits required for the lawful use and occupancy of any real property by the Company and the Company Subsidiaries, as the case may be, have been obtained and are in full force and effect. Except as disclosed in Schedule 2.9(a), neither the Company nor a Company Subsidiary is the lessor or lessee of any real property.

(b)Personal Property; Sufficiency of Assets. Schedule 2.9(b) sets forth a complete and correct description of all tangible personal property owned by the Company or a Company Subsidiary, or used by the Company or a Company Subsidiary and having book value reflected in the Company Financial Statements. The Company or a Company Subsidiary, as applicable, has good, valid and insurable title to, or a valid leasehold interest in, all tangible and intangible assets used, intended or required for use by the Company or a Company Subsidiary, as applicable, in the conduct of their businesses, free and clear of any Encumbrances, except for Permitted Encumbrances, and all such tangible personal property is in good working condition and repair, normal wear and tear excepted.

2.10    Material Contracts. Schedule 2.10 lists all Material Contracts, true and complete copies of which have been delivered to Parent. “Material Contracts” means the following under which the Company or a Company Subsidiary is obligated on the date hereof (whether written or oral):

(a)all agreements for consulting, professional, advisory, and other professional services, including engagement letters, and including contracts pursuant to which the Company or a Company Subsidiary performs services for others, in each case exceeding $100,000;

(b)any leases for real property for which the Company or a Company Subsidiary is a tenant; and any leases of personal property, in each case exceeding $50,000;

(c)any contracts, commitments and agreements for the acquisition, development or disposition of real or personal property, other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $100,000;

(d)all contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, consultants or agents of the Company or a Company Subsidiary, and all pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company or a Company Subsidiary, including all Benefit Plans as defined in Section 2.21;

(e)all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of the Company or a Company Subsidiary;

(f)all agreements, contracts, mortgages, loans, deeds of trust, leases, commitments, indentures, notes, instruments and other arrangements which are with officers or directors of the Company or a Company Subsidiary, any “affiliates” of the Company or a Company Subsidiary within the meaning of Section 23A of the Federal Reserve Act or any record or beneficial owner of 5% or more of Company Common Stock, or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of any such person, excepting any ordinary and customary loans and deposits that comply with applicable banking regulations;

(g)any contract involving total annual future payments by the Company or a Company Subsidiary of more than $50,000 or which requires performance by the Company or a Company Subsidiary beyond the first anniversary of the Closing Date, that by its terms does not terminate or is not terminable by the Company or a Company Subsidiary, as applicable, without penalty within 30 days after the date of this Agreement;

(h)any contract granting an Encumbrance upon any assets or properties of the Company or a Company Subsidiary;

(i)any contracts, commitments and agreements containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or a Company Subsidiary or limit, in any material respect, the ability of the Company or a Company Subsidiary to engage in any line of business or to compete with any Person;

(j)any agreement providing for indemnification of any Person (other than the Company or a Company Subsidiary) with respect to liabilities relating to any current or former business of the Company or a Company Subsidiary, or any predecessor thereof (other than contained in agreements entered into in the Ordinary Course of Business);

(k)any joint venture, partnership, marketing or similar agreements with any other Person; and

(l)all other material contracts, made other than in the Ordinary Course of Business of the Company or a Company Subsidiary, to which either the Company or a Company Subsidiary is a party or under which either the Company or a Company Subsidiary is obligated.

2.11    No Defaults. The Company and each Company Subsidiary has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all Material Contracts to which it is a party. There are no breaches or defaults by the Company or a Company Subsidiary under any Material Contract that could give rise to a right of termination or claim for material damages under such Material Contract, and no event has occurred that, with the lapse of time or the election of any other party, will become such a breach or default by the Company or a Company Subsidiary. To the Knowledge of the Company, no breach or default by any other party under any Material Contract has occurred or is threatened that will or could impair the ability of the Company or a Company Subsidiary to enforce any of its rights under such Material Contract.

2.12    Transactions with Affiliates. No transaction, or series of related transactions, is currently proposed by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other Person, to which the Company or any Company Subsidiary would be a participant that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act if consummated.

2.13    Investments.
(a)Set forth on Schedule 2.13(a) is a complete and correct list and description as of March 31, 2016, of (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or a Company Subsidiary, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Investment Securities”) and (ii) all such Investment Securities pledged to secure obligations of the Company or a Company Subsidiary. Except as set forth on Schedule 2.13(a) with respect to each Investment Security, the Company or a Company Subsidiary has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except for Permitted Encumbrances. The Investment Securities are valued on the books of the Company or a Company Subsidiary, as the case may be, in accordance with GAAP. None of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or a Company Subsidiary to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or a Company Subsidiary is a party, the Company or the Company Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(b)None of the Company or a Company Subsidiary has sold or otherwise disposed of any Investment Securities in a transaction in which the acquirer of such Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or a Company Subsidiary to repurchase or otherwise reacquire any such Investment Securities.

(c)There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which the Company or a Company Subsidiary is bound.

2.14    Compliance with Laws; Legal Proceedings.

(a)The Company and the Company Subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks, their holding companies and their subsidiaries or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the maintenance and redemption of trust preferred securities, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of the Company or such Company Subsidiary, or the assets owned, used, occupied or managed by it, except for in each of (i) and (ii) above, matters concerning such compliance that would not be material to the Company or a Company Subsidiary.

(b)Each of the Company and the Company Subsidiaries holds all material licenses, certificates, permits, authorizations, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of its business and the ownership of its assets (collectively, “Licenses”), all such Licenses are in full force and effect, and none of the Company or a Company Subsidiary has received any notice (whether written or, to the Knowledge of the Company or the Bank, oral) of any pending or threatened action by any Governmental Authority to suspend, revoke, cancel or limit any License.

(c)There are no material claims, actions, suits or proceedings pending or, to the Knowledge of the Company or the Bank, threatened or contemplated against or affecting the Company or a Company Subsidiary, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining the Company or a Company Subsidiary from taking any action of any kind in connection with their respective businesses. Neither the Company nor any Company Subsidiary has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the Knowledge of the Company or the Bank, oral) of enforcement actions, or any criticism or recommendation of a material nature concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority, and neither the Company nor the Bank has any reasonable basis for believing that any such notice or threat, criticism, recommendation or suggestion not otherwise disclosed herein is contemplated.

2.15    Insurance. Schedule 2.15 sets forth a complete and correct list of all policies of insurance in which the Company or a Company Subsidiary is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of the Company or a Company Subsidiary, or which is owned or carried by the Company or a Company Subsidiary. All such policies are legal, valid, binding, enforceable and in full force and effect as of the date hereof and, to the extent usual and customary in the context of the business and the operations in which the Company and the Company Subsidiaries are engaged, will continue in effect until Closing (or if such policies are cancelled or lapse prior to Closing, renewals or replacements thereof will be entered into in the Ordinary Course of Business). No application for any such policies included a material misstatement or omission. All premiums and costs with respect to such policies are set forth on Schedule 2.15 and have been paid to the extent due. None of the Company or a Company Subsidiary is in breach or default under any such policy, and to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration, under such policy. No claim currently is pending under any such policy involving an amount in excess of $50,000. All material insurable risks in respect of the business and assets of the Company and the Company Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company and the Company Subsidiary are engaged. None of the Company or any Company Subsidiary has received any notice (whether written or, to the Knowledge of the Company and the Bank, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

2.16    Taxes.

(a)Definitions. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, levies or other similar assessments imposed, assessed, or collected by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed, assessed, or collected by any Governmental Authority in respect thereof, and including those related to net income, gross income, earnings, earnings or profits, gross receipts, royalty, capital gain, sales, goods and services, use, value added, ad valorem, transfer, real property, personal property, business, occupancy, franchise, license, withholding, payroll, unemployment, excise, severance, stamp, premium, escheat, or windfall profits, alternative or minimum taxes, and customs duties, whether disputed or not and whether payable directly or by withholding and whether or not requiring the filing of a Tax Return.

(b)Tax Returns and Audits.

(i)Each of the Company and the Company Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all material required U.S. federal, state, local and non-U.S. returns, elections, notices, filings, information statements, reports and other documents, (“Tax Returns”), with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed relating to any and all Taxes concerning or attributable to the Company and the Company Subsidiaries, as applicable. Such Tax Returns have been prepared and completed in accordance with Applicable Law in all material respects.

(ii)Each of the Company and the Company Subsidiaries has duly and timely paid, or caused to be duly and timely paid, all material Taxes that are due and payable by them (whether or not shown or required to be shown on any Tax Return) or made adequate provision for the payment of all material Taxes due and payable by the Company and each of the Company Subsidiaries.

(iii)Each of the Company and the Company Subsidiaries has duly and timely withheld or deducted all material Taxes and other amounts required by Applicable Law to be withheld or deducted by it, and has duly and timely remitted, or will duly and timely remit, as applicable, to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Law to be remitted by it, for all periods ending on or prior to the Closing Date.

(iv)None of the Company or any Company Subsidiary has entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time, including any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and none of the Company or Company Subsidiaries is a beneficiary of any such extension of time that will be outstanding and in effect on the Closing Date.
(v)No audit or other examination of any Tax Return of any of the Company or a Company Subsidiary is in progress, nor has the Company or any Company Subsidiary been notified in writing of any request for such an audit or other examination.

(vi)There are no liens on the assets of the Company or any Company Subsidiary relating to or attributable to Taxes, except for inchoate Tax liens that attach by operation of law.

(vii)Except as set forth in Schedule 2.16(b)(vii), none of the Company or any Company Subsidiary is a party to any Tax allocation or sharing agreement. None of the Company or any Company Subsidiary is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any person (other than with respect to itself or any of the Company Subsidiaries).

(viii)To the Knowledge of the Company, none of the Company or any Company Subsidiary has entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under similar provisions of state, local or foreign Tax laws.

(ix)No Tax rulings have been entered into or issued by any Taxing authority with respect to the Company or any Company Subsidiary that would affect the computation of Tax liability of the Company or a Company Subsidiary, as applicable, for any periods (or portions thereto) beginning on or after the Closing Date, and no request for any such rulings currently is pending with any Governmental Authority.

(x)There is no contract or Company Benefit Plan covering any current or former employee or current or former independent contractor of the Company or any Company Subsidiary that, individually or collectively, could give rise to a payment by the Company or any Company Subsidiary (or the provision by the Company or any Company Subsidiary of any other benefits such as accelerated vesting) that would not be deductible by the Company or such Company Subsidiary by reason of Code Section 280G or subject to an excise Tax under Code Section 4999. None of the Company or any Company Subsidiary has any indemnity obligations for any excise Taxes imposed under Code Section 4999 or for any Taxes of any employee, including Taxes under Code 409A.

(xi)To the Knowledge of the Company, the Company and each Company Subsidiary has disclosed on their respective Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Taxes within the meaning of Code Section 6662.

2.17    Environmental Laws and Regulations.

(a)Except as set forth on Schedule 2.17(a), each of the Company and the Company Subsidiaries (i) has had and now has all material environmental approvals, consents, licenses, permits and orders required to conduct the business in which it has been or is now engaged and (ii) has been and is in compliance in all material respects with all applicable Environmental Laws.

(b)Except as set forth on Schedule 2.17(b):

(i)there are no claims, actions, suits or proceedings pending or, to the Knowledge of the Company or the Bank, threatened or contemplated against, or involving, the Company or any of the Company Subsidiaries, or any assets of any of the Company or the Company Subsidiaries, under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise);

(ii)no decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company or any of the Company Subsidiaries;

(iii)the Company and the Company Subsidiaries are in material compliance with applicable Environmental Laws;

(iv)there has been no Release of Hazardous Materials at the Real Property affecting the Real Property or any other property at levels given the current use of the affected property that exceed applicable clean-up levels under Environmental Laws;

(v) no Real Property is currently listed on or proposed for listing on any listing on the United States Environmental Protection Agency’s National Priorities List or any other analogous state governmental list of properties or sites that require investigation, remediation or other response action under applicable Environmental Laws;

(vi)none of the Company or the Company Subsidiaries is or has ever:
(A)     transported or disposed, or arranged for the transportation or disposal, either directly or indirectly through a sub-contractor, of a Hazardous Material, at any facility from which there is a release or threat of release or that is currently undergoing investigation, remediation or other response action under applicable Environmental Laws, or
(B)     owned, operated, leased or subleased (1) any facility at which any Hazardous Materials were treated, stored in significant quantities, recycled, disposed or are or were installed or incorporated into the structure or (2) any real property on which such a facility is or was located.
(c)To the Knowledge of the Company and the Bank, there are no other facts, conditions or situations, whether now or heretofore existing, that could form the basis for any claim against, or result in any liability of, the Company or any of the Company Subsidiaries under any Environmental Law.

(d)“Hazardous Materials” means (A) pollutants, contaminants, pesticides, petroleum or petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous, or toxic wastes, substances, chemicals or materials which are considered to be hazardous or toxic under any Environmental Law, including any “hazardous substance” as defined in or under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Sec. 9601, et seq., as amended and reauthorized (“CERCLA”), and any “hazardous waste” as defined in or under the Resource Conservation and Recovery Act, 42 U.S.C., Sec. 6902, et seq. (“RCRA”), and all amendments thereto and reauthorizations thereof, and (B) any other pollutants, contaminants, hazardous, dangerous or toxic chemicals, materials, wastes or other substances, including any industrial process or pollution control waste or asbestos, which pose a risk to the health and safety of any person.

(e)“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), either on the Real Property or migrating from the Real Property onto another property, whether or not notification or reporting to any governmental authority was or is required, including any Release which is subject to Environmental Laws.

(f)“Environmental Laws” means all applicable federal, state and local statutes, regulations, ordinances, rules and policies, all court and administrative orders and decrees, all arbitration awards, and the common law, which pertain to Hazardous Materials or protection of human health and safety.

2.18    Community Reinvestment Act Compliance. The Bank’s most recent Community Reinvestment Act (“CRA”) rating was “satisfactory” or better.

2.19    Company Regulatory Reports. Since January 1, 2014, the Company and the Company Subsidiaries have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the Office of the Comptroller of the Currency (“OCC”), the MDAT and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of the Company or a Company Subsidiary (other than with respect to the Company SEC Documents required to be filed with the Commission which are the subject of Section 2.6) (the “Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable Governmental Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

2.20    Employee Matters.
(a)(i) Neither the Company nor the Bank has entered into, nor is the Company or the Bank otherwise bound by, any collective bargaining agreements that are now in effect with respect to their employees nor has the Company or the Bank experienced any labor disturbance, slow-down, strike, lockout, material grievance, claim of unfair labor practices, or other dispute relating to any union or collective bargaining within the past three (3) years; (ii) there is no labor strike, labor dispute, or work slow-down, stoppage or lockout pending or, to the Knowledge of the Company and the Bank, threatened against or affecting the Company or the Bank; (iii) to the Knowledge of the Company and the Bank, no union organization campaign is threatened or in progress with respect to any of the employees of the Company or the Bank, and no question concerning representation exists respecting such employees; (iv) there is no unfair labor practice charge or complaint threatened or pending against the Company or the Bank before the National Labor Relations Board; and (v) neither the Company nor the Bank has agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of the employees of the Company or the Bank. Neither the Company nor the Bank has committed any unfair labor practice. To the Knowledge of the Company and the Bank, (1) no event has occurred or circumstance exists that could provide the basis for any work slow-down or stoppage or other labor dispute and (2) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or the Bank.

(b)Schedule 2.20(b) sets forth the name, job title and date of commencement of employment with respect to each employee of the Company and the Bank (the “Employees”).

(c)The Company and the Bank have complied and are in compliance in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices; (iii) occupational health and safety standards; (iv) employment taxes, deductions, reporting and licensure requirements, and (v) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower laws, driver regulations, and other employment laws, regulations and ordinances. The Company and the Bank are in material compliance with the Immigration Reform and Control Act of 1986 and maintain a current Form I-9, as required by such Act, in the personnel file of each employee hired after November 9, 1986 and the Company and the Bank have verified that each and every employee who is currently working in the United States is eligible to work in the United States.

(d)All employees of the Company and the Bank have been or will have been on or before the Closing, paid in full by the Company or the Bank, as applicable, for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement), vacation pay, sick pay, and other compensation for all services performed by such employees up to and including the Closing or any such unpaid amounts existing at the time of the Closing will be properly reflected in the Closing Balance Sheet. All independent contractors who have worked for the Company or the Bank at any time are and have been properly classified as independent contractors pursuant to all applicable regulations. The Company and the Bank have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their respective employees and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. To the Knowledge of the Company and the Bank, no officer of either the Company or the Bank intends to terminate employment with the Company or the Bank prior to or following the Closing.

(e)The Trust Subsidiary does not have, nor has the Trust Subsidiary ever had, any employees.

2.21    Employee Benefit Plans.

(a)Schedule 2.21(a) includes a complete and correct list of each employee welfare benefit plan and employee pension benefit plan within the meaning of ERISA Sections 3(1) and 3(2), respectively (the “ERISA Plans”), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees or directors or former directors of the Company or the Bank which the Company or the Bank maintain or contribute to (or, with respect to any employee pension benefit plan has maintained or contributed to since the date of its incorporation) or to which the Company or the Bank is a party or by which it is otherwise bound (collectively, together with the ERISA Plans, the “Company Benefit Plans”). None of the Company or the Company Subsidiaries has, and has ever had, an affiliate that would be treated as a single employer together with the Company or any Company Subsidiary (an “ERISA Affiliate”) under Section 414 of the Code other than the Company and the Company Subsidiaries with respect to each other.

(b)The Company previously has delivered to Parent true and complete copies of the following with respect to each Company Benefit Plan: (i) copies of each Company Benefit Plan, and all related plan descriptions; (ii) the last three years’ Annual Returns on Form 5500, including all schedules thereto and the opinions of independent accountants; (iii) all Internal Revenue Service (“IRS”) determination (or opinion) letters; (iv) all contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors that relate to any Company Benefit Plan; (v) all notices and other communications that were given by the Company or any Company Benefit Plan to the IRS, the U.S. Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation (“PBGC”), or any participant or beneficiary, pursuant to applicable law, within the four years preceding the date of this Agreement; and (vi) all notices or other communications that were given by the IRS, the PBGC, or the DOL to the Company or any Company Benefit Plan within the four years preceding the date of this Agreement.

(c)Except as set forth on Schedule 2.21(c), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of the Company or the Bank under any Company Benefit Plan or any other increase in the liabilities of the Company or the Bank under any Company Benefit Plan as a result of the transactions contemplated by this Agreement.

(d)Neither the Company nor the Bank maintains or participates, and has ever maintained or participated, in (i) a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”); (ii) a “multiple employer plan” within the meaning of Section 3(37) of ERISA; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a pension plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Neither the Company nor the Bank or, to their Knowledge, any director or employee of the Company or the Bank, or any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408 of ERISA or Section 4975
(d) of the Code in connection with such ERISA Plan and which would reasonably be expected to result in material liability to the Company or the Bank. The Company and the Bank do not provide and have never provided medical benefits, life insurance or similar welfare benefits to former employees, except as required by Section 601 of ERISA.

(e)Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a current favorable determination letter from the IRS, to the effect that it is qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and the Bank are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company’s or the Company Subsidiaries’ Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any ERISA Plan or the tax-exempt status of any related trust, and such ERISA Plan has been timely amended to reflect applicable legislation and regulations for which the remedial amendment period has expired.

(f)Each Company Benefit Plan has been administered in material compliance with its terms and with all Applicable Law, rules and regulations, including ERISA and the Code. Neither the Company nor any affiliate of the Company that is a fiduciary with respect to any ERISA Plan has breached any of the responsibilities, obligations or duties imposed on it by ERISA. No Company Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System or any similar system, nor under any DOL amnesty program, and neither the Company nor the Bank anticipates any such submission of any Company Benefit Plan.
(g)Other than claims for benefits made in the Ordinary Course of Business, there is no litigation, claim, assessment, audit, inquiries or reviews pending or, to the Company’s or the Company Subsidiaries’ Knowledge, threatened by, on behalf of, or against any of the Company Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Company Benefit Plans and, to the Company’s or the Company Subsidiaries’ Knowledge, there is no reasonable basis for any such litigation, claim or assessment.

(h)No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights.

Every Company Benefit Plan fiduciary and official is bonded to the extent required by Section 412 of ERISA.

(i)All accrued contributions and other payments to be made by the Company or the Company Subsidiaries to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefor and reflected in the Company Financial Statements. None of the Company or any Company Subsidiary is in default in performing any of its contractual obligations under any of the Company Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Company Benefit Plan other than liabilities for benefits to be paid to participants in such Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan. Except to the extent reserved for and reflected in the Company Financial Statements in accordance with this subsection (i), none of the Company or any Company Subsidiary has committed to, or announced, a change to any Company Benefit Plan that increases the cost of the Company Benefit Plan to the Company or a Company Subsidiary.

2.22    Technology and Intellectual Property.

(a)Schedule 2.22(a) sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by or for the benefit of the Company or a Company Subsidiary, or used in or necessary to conduct the Company’s or a Company Subsidiary’s business as presently conducted. The items on Schedule 2.22(a), together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the businesses of the Company or of a Company Subsidiary, constitute the “Intellectual Property.”

(b)The Company or the Bank has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit the Bank to use the Intellectual Property in the conduct of its business as presently conducted. Neither the Company nor the Bank has received any notice (whether written or, to the Knowledge of the Company and the Bank, oral) alleging that the Company or any Company Subsidiary has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to the Knowledge of the Company and the Company Subsidiaries, none of the Company or any Company Subsidiary has committed any such violation or infringement. To the Knowledge of the Company or the Bank, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause the Company or any Company Subsidiary to be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which the Company or a Company Subsidiary is a party or by which it is bound, or that use of such Intellectual Property by the Bank will, as a result of such consummation, violate or infringe the rights of any Person.

(c)The Company or the Bank has ownership of, or such other rights by license, lease or other agreement in and to, the IT Assets as is necessary to permit the Company and the Bank to use the IT Assets in the conduct of their respective businesses as presently conducted. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and the Bank in connection with their respective businesses, and have not materially malfunctioned or failed within the past three years. “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by the Company or the Bank. To the Knowledge of the Company and the Bank, the IT Assets do not contain any worms, viruses or bugs that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. The Company and the Bank have implemented reasonable back-up and disaster recovery technology consistent with industry practices. To the Knowledge of the Company and the Bank, except for “off the shelf” software licensed by the Company or the Bank in the Ordinary Course of Business, none of the IT Assets contains any shareware, open source code, or other software the use of which by the Company or the Bank requires disclosure or licensing of any intellectual property.

2.23    Absence of Certain Changes or Events. Except as disclosed in this Agreement, there has not occurred (a) since December 31, 2015, any Material Adverse Effect on the Company, or (b) any change, condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2015 that may reasonably be expected to have or result in a Material Adverse Effect on the Company. To the Knowledge of the Company, no fact or condition exists with respect to the business, operations or assets of the Company or the Company Subsidiaries which the Company has reason to believe may cause the Federal Reserve Application or any of the other regulatory approvals referenced in Section 6.4 or Section 7.4 to be denied or unduly delayed.

2.24    Conduct of Business Since December 31, 2015. Except as set forth on Schedule 2.24, since December 31, 2015 the business of the Company and each Company Subsidiary has been conducted only in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the December 31, 2015, except as set forth on such Schedule, none of the Company or a Company Subsidiary has taken, or has caused, suffered or permitted to be taken any of the following actions:

(a)sold, leased (as lessor), transferred or otherwise disposed of (including any transfers to any of its affiliates), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of the Company’s or any Company Subsidiary’s assets reflected on the Company Financial Statements or any assets acquired by the Company or a Company Subsidiary after December 31, 2015, except for (i) OREO and loans held for sale and Investment Securities sold or otherwise disposed of in the Ordinary Course of Business and (ii) Permitted Encumbrances;

(b)cancelled any debts owed to or claims held by the Company or a Company Subsidiary (including the settlement of any claims or litigation) other than in the Ordinary Course of Business;

(c)created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money in respect of the Company or a Company Subsidiary, or entered into, as lessee, any capitalized lease obligations, in either case other than in the Ordinary Course of Business;

(d)accelerated or delayed collection of notes, accounts or loans receivable generated by the Company or a Company Subsidiary in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(e)delayed or accelerated payment of any account payable or other liability of the Company or a Company Subsidiary beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(f)declared or paid any dividend on shares of Company Common Stock or made any other distribution with respect thereto, except in the Ordinary Course of Business;

(g)instituted any increase in any compensation payable to any employee of the Company or the Bank other than routine increases in the Ordinary Course of Business, or instituted any increase in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company or the Bank;

(h)prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods); or

(i)made any change in the accounting principles and practices used by the Company or any Company Subsidiary from those applied in the preparation of the Company Financial Statements and the related statements of income and cash flow for the period then ended.

2.25    Change in Business Relationships. None of the Company or any Company Subsidiary has received notice (whether written or, to the Knowledge of the Company and the Bank, oral), whether on account of the transactions contemplated by this Agreement or otherwise, (a) that any customer, agent, representative, supplier, vendor or business referral source of the Company or any Company Subsidiary intends to discontinue, diminish or change its relationship with the Company or any Company Subsidiary, the effect of which would be material to the business, assets or operations of the Company or any Company Subsidiary, except for any such changes that would not have a Material Adverse Effect on the Company, or (b) that any executive officer of the Company or the Bank intends to terminate or substantially alter the terms of his or her employment. There have been no complaints or disputes (in each case set forth in writing) with any customer, employee, agent, representative, supplier, vendor, business referral source or other parties that have not been resolved which are reasonably likely to be material to the business, assets or operations of the Company or any Company Subsidiary, except for any complaints or disputes that would not have a Material Adverse Effect on the Company.

2.26    Brokers’ and Finders’ Fees. Except as set forth in Schedule 2.26, none of the Company or any Company Subsidiary has any liability (whether incurred, potential, contingent or otherwise) for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

2.27    Trust Preferred Securities. The Company has performed, or has caused each Company Trust to perform, all of the obligations required to be performed by it and is not in default under the terms of the Company Trust Debentures or the Company Trust Preferred Securities or any agreements related thereto.

2.28    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement to be filed with the Commission by Parent in connection with the transactions contemplated by this Agreement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing for inclusion or incorporation by reference in the Joint Proxy Statement.

2.29    Opinion of Financial Advisor. The Company has received the opinion of Raymond James & Associates, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of shares of Company Common is fair to each such holder from a financial point of view, a signed copy of which opinion has been delivered to Parent.

2.30    No Other Representations or Warranties.

(a)Except for the representations and warranties made by the Company in this ARTICLE II, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, any of the Company Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of the Company Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this ARTICLE II, any oral or written information presented to Parent or any of its affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)The Company acknowledges and agrees that neither Parent nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
CONCERNING PARENT

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that any disclosures made with respect to a section of this ARTICLE III shall be deemed to qualify any other section of this ARTICLE III specifically referenced or cross-referenced, Parent hereby represents and warrants to the Company as of the date hereof as follows:
3.1    Organization.

(a)Parent is duly registered as a financial holding company under the BHCA, is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Parent.

(b)First Mid-Illinois Bank & Trust, N.A. is a nationally chartered bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the United States of America (the “Parent Bank”), and has the requisite power and authority to own its properties and to carry on its business as presently conducted. Parent Bank is a wholly owned subsidiary of the Company.

(c)Mid-Illinois Data Services, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Parent.

(d)The Checkley Agency, Inc. d/b/a First Mid Insurance Group (together with Parent Bank and Mid-Illinois Data Services, Inc., the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Parent.

3.2    Organizational Documents; Minutes and Stock Records. Parent has furnished the Company with copies of the certificate of incorporation and by-laws, or similar organizational documents, of Parent and each of the Parent Subsidiaries, in each case as amended to the date hereof, and with such other documents as requested by the Company relating to the authority of Parent and the Parent Subsidiaries to conduct their respective businesses. All such documents are complete and correct. The stock registers and minute books of Parent and each Parent Subsidiary are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, stockholders, board of directors, and committees of the boards of directors of the Parent and each Parent Subsidiary, respectively, and all transactions in each such entity’s capital stock or equity ownership occurring since the applicable initial date of organization, incorporation or formation of the Parent and each Parent Subsidiary.

3.3    Capitalization. The authorized capital stock of Parent consists of (i) 18,000,000 shares of common stock, $4.00 par value per share, of which 8,459,854 shares were issued and outstanding, and 549,743 shares were held in treasury, as of the date of this Agreement, (ii) 1,000,000 shares of preferred stock, no par value per share, of which 5,500 shares are designated “Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock” and of which 5,500 shares are issued and outstanding (the “Series C Stock”). The issued and outstanding shares of Parent Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. The Parent Common Stock is subject to certain preferences, qualifications, limitations, restrictions or special or relative rights under Parent’s certificate of incorporation, a true and complete copy of which has been previously provided to the Company. There are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from Parent any shares of capital stock of Parent, whether now or hereafter authorized or issued, other than shares issuable (i) pursuant to employee benefit or compensation plans referred to in the Parent SEC Documents or (ii) upon conversion of the outstanding Series C Stock. There are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in Parent.

3.4    Authorization; No Violations. The execution and delivery of this Agreement by Parent and the performance of Parent’s obligations hereunder have been duly and validly authorized by the board of directors of Parent (the “Parent Board”), do not violate or conflict with the certificate of incorporation or by-laws of Parent, the DGCL or any Applicable Law, court order or decree to which Parent is a party or subject, or by which Parent is bound, and require no further corporate or stockholder approval on the part of Parent, other than the requisite approval of this Agreement, the Merger and the Parent Stock Issuance by the stockholders of Parent (the “Parent Stockholder Approval”). Subject to receipt of the consents or approvals set forth in Schedule 3.5, the execution and delivery of this Agreement by Parent and the performance of Parent’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which Parent is bound. This Agreement, when executed and delivered, and subject to the matters described in Section 3.5, will be a valid, binding and enforceable obligation of each of Parent, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity. The only votes of holders of any class or series of Company capital stock necessary to approve this Agreement and the Merger are the holders of a majority of the outstanding shares of Parent Common Stock.

3.5    Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated by this Agreement, except for (a) the consents and approvals set forth on Schedule 3.5, (b) the filing by Parent of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA (the “Federal Reserve Application”), (c) the filing by Parent of the Registration Statement, (d) the Company Stockholder Approval and the Parent Stockholder Approval, and (e) the filing of the Certificate of Merger with the DE SOS under the DGCL and the Articles of Merger with the MDAT under the MGCL.

3.6    Parent SEC Filings and Financial Statements.

(a)The financial statements presented (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Parent SEC Reports (collectively, the “Parent Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Parent and its subsidiaries at the respective dates of and for the periods referred to in the Parent Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Parent Financial Statements. The Parent Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Parent Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, BKD LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent registered public accountants of Parent.

(b)Since the January 1, 2014, Parent has timely filed all forms, documents and reports required to be filed with the Commission under the Securities Act or the Exchange Act (collectively with any amendments thereto, but excluding the Joint Proxy Statement and the Registration Statement, the “Parent SEC Reports”) except to the extent that the failure to file any such Parent SEC Report would not have a Material Adverse Effect on Parent. Each of the Parent SEC Reports, in each case as of its filing date, or, if amended, as finally amended prior to the date of this Agreement (with respect to those Parent SEC Reports filed prior to the date of this Agreement), has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and none of the Parent SEC Reports, when filed or furnished or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. None of Parent’s subsidiaries are or ever have been required to file periodic reports with the Commission. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the Commission with respect to any of the Parent SEC Reports.

(c)Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and Parent has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2014, neither Parent nor any of its subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or its subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Parent or any of its subsidiaries has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness. Since (i) January 1, 2014, subject to any applicable grace periods, Parent has been and is in compliance in all material respects with the applicable provisions of the Sarbanes Oxley Act of 2002, and (ii) since listing Parent Company Stock on NASDAQ, subject to any applicable grace periods, Parent has been and is in compliance with the applicable listing and corporate governance rules and regulations of NASDAQ.

3.7    Loans; Loan Loss Reserves.

(a)Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Parent Loans”) reflected on the books and records of Parent Bank is evidenced by appropriate and sufficient documentation and, to the Knowledge of Parent, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by Applicable Law which may affect the availability of equitable remedies. No obligor named in any Parent Loan has provided notice (whether written or, to the Knowledge of Parent or Parent Bank, oral) to Parent or Parent Bank that such obligor intends to attempt to avoid the enforceability of any term of any Parent Loan under any such laws or equitable remedies, and no Parent Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Parent Loan. All Parent Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither Parent nor Parent Bank has entered into any loan repurchase agreements.

(b)The reserves for loan and lease losses shown on each of the balance sheets contained in the Parent Financial Statements are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of Parent Bank in excess of such reserves, in each case as shown on Parent Financial Statements, are, to the Knowledge of the Parent and Parent Bank, collectible in accordance with their terms.

3.8    Compliance with Laws; Legal Proceedings.

(a)Parent and its subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking, their holding companies and their subsidiaries or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of Parent or any of its subsidiaries or the assets owned, used, occupied or managed by Parent or any of its subsidiaries, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Parent. Parent and its subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of their respective businesses and the ownership of their respective assets.

(b)Except as may be disclosed in the Parent SEC Documents, there are no material claims, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened or contemplated against or affecting Parent or its subsidiaries, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, including any claims, actions, suits or proceedings that might seek to challenge the validity or propriety of the Merger, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining Parent or its subsidiaries from taking any action of any kind in connection with their respective businesses. Except as may be disclosed in the Parent SEC Documents, none of Parent or its subsidiaries has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the Knowledge of Parent, oral) of any enforcement action, criticism or recommendation concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority and that would be materially adverse to Parent and its subsidiaries taken as a whole, and Parent has no reasonable basis to believe that any such enforcement action, criticism or recommendation not otherwise disclosed herein is contemplated.

3.9    Insurance. All policies of insurance in which Parent or a Parent Subsidiary is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of Parent or a Parent Subsidiary, or which is owned or carried by Parent or a Parent Subsidiary, are legal, valid, binding, enforceable and in full force and effect as of the date hereof and, to the extent usual and customary in the context of the business and the operations in which Parent and the Parent Subsidiaries are engaged, will continue in effect until Closing (or if such policies are cancelled or lapse prior to Closing, renewals or replacements thereof will be entered into in the Ordinary Course of Business). No application for any such policies included a material misstatement or omission. All premiums and costs with respect to such policies have been paid to the extent due. None of Parent or a Parent Subsidiary is in breach or default under any such policy, and to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration, under such policy. No claim currently is pending under any such policy involving an amount in excess of $100,000. All material insurable risks in respect of the business and assets of Parent and the Parent Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which Parent and the Parent Subsidiary are engaged. None of the Parent or any Parent Subsidiary has received any notice (whether written or, to the Knowledge of Parent and Parent Bank, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

3.10    Taxes.

(a)Parent has prepared and timely filed (taking into account all applicable extensions) all material Tax Returns with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed relating to any and all Taxes concerning or attributable to Parent. Such Tax Returns have been prepared and completed in accordance with Applicable Law in all material respects.

(b)Parent has duly and timely paid, or caused to be duly and timely paid, all material Taxes that are due and payable by it (whether or not shown or required to be shown on any Tax Return) or made adequate provision for the payment of all material Taxes due and payable by the Parent.

(c)Parent has duly and timely withheld or deducted all material Taxes and other amounts required by Applicable Law to be withheld or deducted by it and has duly and timely remitted, or will duly and timely remit, as applicable, to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Law to be remitted by it, for all periods ending on or prior to the Closing Date.

(d)Parent has not entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time, including any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and Parent is not a beneficiary of any such extension of time that will be outstanding and in effect on the Closing Date.

(e)No audit or other examination of any Tax Return of Parent is in progress, nor has Parent been notified in writing of any request for such an audit or other examination.

(f)There are no liens on the assets of Parent relating to or attributable to Taxes, except for inchoate Tax liens that attach by operation of law.

(g)Parent is not a party to any Tax allocation or sharing agreement. Parent is not and has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which Parent is the parent) or otherwise has any liability for the Taxes of any person (other than with respect to itself or any of its subsidiaries).

(h)To the Knowledge of Parent, Parent has not entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under similar provisions of state, local or foreign Tax laws.

(i)No Tax rulings have been entered into or issued by any Taxing authority with respect to Parent that would affect the computation of Tax liability of Parent for any periods (or portions thereto) beginning on or after the Closing Date, and no request for any such rulings currently is pending with any Governmental Authority.

(j)To the Knowledge of Parent, Parent has disclosed on its Tax Return all positions taken therein that could reasonably give rise to a substantial understatement of Taxes within the meaning of Code Section 6662.

3.11    Community Reinvestment Act Compliance. Parent Bank’s most recent CRA rating was “satisfactory” or better.

3.12    Parent Regulatory Reports. Since January 1, 2014, Parent and its subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the OCC, the DE SOS, the Delaware Secretary of State and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of Parent or its subsidiaries (the “Parent Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Parent Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable Governmental Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13    No Adverse Change. Except as disclosed in this Agreement, there has not occurred (a) since December 31, 2015, any Material Adverse Effect on Parent, or (b) any change, condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2015 that may reasonably be expected to have or result in a Material Adverse Effect on Parent. No fact or condition exists with respect to the business, operations or assets of Parent or its subsidiaries which Parent has reason to believe may cause the Federal Reserve Application or any of the other regulatory approvals referenced in Section 6.4 or Section 7.4 to be denied or unduly delayed.

3.14    Brokers’ and Finders’ Fees. Except as set forth in Schedule 3.14, neither Parent nor any of its subsidiaries has any liability (whether incurred, potential, contingent or otherwise) for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

3.15    Taxation of the Merger. Neither Parent nor any of its subsidiaries has taken any action or agreed to take any action that would preclude the Merger from qualifying as a reorganization in accordance with Section 368(a) of the Code and, to the Knowledge of Parent, there are no agreements or arrangements to which Parent or any of its subsidiaries is a party that would prevent the Merger from so qualifying.

3.16    Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders and the Company’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

3.17    No Other Representations or Warranties.

(a)Except for the representations and warranties made by Parent in this ARTICLE III, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, any of the Parent Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of the Parent Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this ARTICLE III, any oral or written information presented to the Company or any of its affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE II.

ARTICLE IV
AGREEMENTS AND COVENANTS

4.1    Conduct of the Company’s Business. Except as may be (w) required by Applicable Law or any Governmental Authority, (x) consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required or explicitly permitted by the terms of this Agreement, or (z) set forth on Schedule 4.1, the Company shall (i) conduct its business in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Merger. Without limiting the generality of the foregoing, except as may be required by Applicable Law or any Governmental Authority, required or explicitly permitted by the terms of this Agreement, or set forth on Schedule 4.1, without the prior written consent (including by electronic mail) of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)no change shall be made in the articles of incorporation or by-laws of the Company, the charter or by-laws of the Bank, or the certificate of trust or trust agreement of the Trust Subsidiary;

(b)no change shall be made in the capitalization of the Company or any Company Subsidiary, or any increase or decrease in the number of issued and outstanding shares of Company Common Stock;

(c)the compensation of officers or key employees of the Company or the Bank shall not be increased, nor any bonuses paid except in the Ordinary Course of Business; nor shall either hire any employee with an annual salary in excess of $75,000;

(d)none of the Company or any Company Subsidiary shall become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly

(e)hired employees), director or stockholder; accelerate the vesting of or lapsing of restrictions with respect to any long-term incentive compensation under any Company Benefit Plans; cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by Applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any Applicable Law;

(f)no Loan in the amount of $2,000,000 or more to any borrower or related group of borrowers, and no renewal or restructuring of a Loan in the amount of $5,000,000 or more to any one borrower or related group of borrowers shall be made by the Bank except (i) after delivering written notice and a request for Parent’s written consent to take such action (including by electronic mail) to John Hedges, Michael Taylor and Eric McRae, including a complete loan package for such Loan, renewal or restructuring, in a form consistent with the Bank’s policies and practice, at least five Business Days prior to such Loan, renewal or restructuring, (ii) such Loan or renewal or restructuring of a Loan shall be made in the Ordinary Course of Business consistent with prudent banking practices, the Bank’s current loan policies and applicable rules and regulations or applicable Governmental Authorities with respect to amount, term, security and quality of such borrower or borrower's credit, and (iii) solely for the purpose of this Section 4.1(e), Parent’s written consent shall be deemed to have been given to the Company if Parent shall have failed to respond in any manner within four Business Days following receipt of the Company’s written notice and request for Parent’s written consent;

(g)no dividends or other distributions shall be declared or paid by the Company on any shares of Company Capital Stock; provided, however, that the Company shall be permitted to continue declaring and paying its regular quarterly dividend of $0.06 per share of Company Common Stock in the Ordinary Course of Business;

(h)no employment, consulting or similar agreements shall be entered into by the Company or any Company Subsidiary that are not terminable by the Company or such Company Subsidiary, as applicable, on 30 days’ or fewer notice without penalty or obligation, nor shall the Company or the Bank terminate the employment of any officer thereof without first notifying Parent;

(i)except as expressly provided in this Agreement, neither the Company nor the Bank shall take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust;

(j)the Company and each Company Subsidiary, as applicable, shall file all material Tax Returns in a timely manner, shall not make any application for or consent to any extension of time for filing any Tax Return or any extension of the period of limitations applicable thereto and shall not change any of its accounting methods for federal and state income tax purposes;

(k)the Company and each Company Subsidiary shall not implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(l)none of the Company or any Company Subsidiary shall make any expenditure for fixed assets in excess of $50,000 for any single item, or $100,000 in the aggregate, or shall enter into leases of fixed assets having an annual rental in excess of $50,000 in the aggregate;

(m)none of the Company or any Company Subsidiary shall incur any liabilities or obligations, make any commitments or disbursements, acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the Ordinary Course of Business consistent with prudent banking practices and the current policies of the Company and the Company Subsidiaries;

(n)none of the Company or any Company Subsidiary shall amend the material terms of, fail to do anything that will cause a breach by the Company or such Company Subsidiary of, or default by the Company or such Company Subsidiary under, or enter into, any Material Contract, any material restriction on the ability of the Company or such Company Subsidiary to conduct its business as it is presently being conducted, or any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

(o)the Bank shall not engage or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A) or any transaction of the kind referred to in Section 3.12, unless the Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

(p)the Bank shall only purchase or invest in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than ten years and which municipal obligations have, at the time of purchase, been assigned a rating of A or better by Moody’s Investors Service or by Standard and Poor’s

(q)none of the Company or any Company Subsidiary shall enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Applicable Law or requested by any Governmental Authority;

(r) none of the Company or any Company Subsidiary shall settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not (i) impose any material restriction on the business of the Company or such Company Subsidiary or (ii) create precedent for claims that is reasonably likely to be material to it;

(s)none of the Company or any Company Subsidiary shall  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility; and

(t)the Company and the Company Subsidiaries shall not agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 4.1.

4.2    Conduct of Parent’s Business. Except as may be (w) required by Applicable Law or any Governmental Authority, (x) consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required or explicitly permitted by the terms of this Agreement, or (z) set forth on Schedule 4.2, Parent shall (i) conduct its business in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Merger. Without limiting the generality of the foregoing, except as may be required by Applicable Law or any Governmental Authority, required or explicitly permitted by the terms of this Agreement, or set forth on Schedule 4.2, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)Parent shall not enter into any agreement with respect to, or consummate, any merger or business combination, or any acquisition of any other Person or make any loan, advance or capital contribution to, or investment in, any Person, in each case that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(b)Parent shall not amend its certificate of incorporation or by-laws or similar governing documents of any of its subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company;

(c)no dividends or other distributions shall be declared or paid by the Company on any shares of Company Capital Stock; provided, however, that Parent shall be permitted to continue declaring and paying its regular semi-annual dividend per share of (i) Parent Common Stock in accordance with its Ordinary Course of Business, including making increases in such dividend subject to the financial performance of Parent and the Parent Subsidiaries, and (ii) Series C Stock pursuant to its terms;

(d)Parent and each Parent Subsidiary shall not implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements; and

(e)Parent and each Parent Subsidiary shall not agree to take, make any commitment to take, or adopt any resolutions of the Parent Board in support of, any of the actions prohibited by this Section 4.2.

4.3    Access to Information and Premises.

(a)The Company and Parent shall each provide the other Party and its Representatives full access, during normal business hours and on reasonable advance notice, to further information (to the extent permissible under Applicable Law) and to each other’s premises for purposes of (i) observing the other Party’s and its subsidiaries’ business activities and operations and to consult with their officers and employees regarding the same on an ongoing basis to verify compliance by such other Party and its subsidiaries with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s IT Assets; provided, however, that the foregoing actions shall not (x) unduly interfere with the business operations of such Party or its subsidiaries, (y) require the disclosure of any matter that is subject to attorney-client, attorney work product or other legal privilege (provided, however, that withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege) or (z) require the disclosure of any matter that would violate Applicable Law or any duty.

(b)Each Party will use such information as is provided to it solely for the purpose of conducting business, legal and financial reviews of the other party and its subsidiaries and for such other purposes as may be related to this Agreement, and each Party will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of the letter agreement regarding confidentiality entered into by and between the Company and Parent dated December 11, 2015 (the “Confidentiality Agreement”).

4.4    Regulatory Filings of Parent. Within 45 days following execution and delivery of this Agreement, Parent will file the Federal Reserve Application and take all other appropriate actions necessary to obtain the regulatory approvals referred to in Section 6.4 or Section 7.4 hereof (other than those to be obtained by the Commission, which are subject of Section 4.5), and the Company and the Bank will use all reasonable and diligent efforts to assist in obtaining all such approvals. The obligation of Parent to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party, or to change the business practices of Parent or any of its subsidiaries in a manner, that, in each case, after giving effect to the Merger, would reasonably be expected to materially restrict or burden the Surviving Corporation. In advance of filing any application for such regulatory approval, Parent shall provide the Company and its counsel with a copy of such application (but excluding any information contained therein regarding Parent and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Parent or its counsel from any Governmental Authority with respect to such application.
4.5    SEC Filings. As soon as practicable following the date of this Agreement, Parent and the Company shall prepare and file with the Commission, the Registration Statement, which will include a joint proxy statement prepared by Parent and the Company for use in connection with the Company Stockholders Meeting and the Parent Stockholders Meeting, all in accordance with the rules and regulations of the Commission (the “Joint Proxy Statement”). Parent shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall cause the Joint Proxy Statement to be mailed to the Company’s stockholders, and Parent shall cause the Joint Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent will advise the Company, promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Capital Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the Commission to amend the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the Commission for additional information, and the Company will advise Parent, promptly after it receives notice of any request by the Commission to amend the Joint Proxy Statement or comments thereon and responses thereto or requests by the Commission for additional information. The Parties shall use reasonable and diligent efforts to respond (with the assistance of the other Party) as promptly as practicable to any comments of the Commission with respect thereto. If prior to the Effective Time Parent or the Company become aware of any information supplied by or on behalf of Parent or the Company, respectively, for inclusion in the Joint Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, Parent or the Company, as applicable, shall promptly notify the other of such event, and Parent or the Company, as applicable, shall cooperate in the prompt filing with the Commission of any necessary amendment or supplement to the Joint Proxy Statement and the

Registration Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders and the Company’s stockholders.

4.6    Meetings.

(a)As soon as practicable following the date the Registration Statement is declared effective by the Commission, the Company shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger, in accordance with the Company’s articles of incorporation, its by-laws and the MGCL (the “Company Stockholders Meeting”). Subject to Section 4.8, the Company will use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval, including by recommending that its stockholders vote to approve the Merger (the “Company Recommendation”), and the Company and the Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Company Recommendation (a “Company Adverse Recommendation”). Notwithstanding any other provision hereof, the Company shall have the right, to postpone or adjourn the Company Stockholders Meeting: (i) by no more than 30 days if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval; or (ii) to the extent additional time is reasonably necessary for the filing and distribution of any supplemental or amended disclosure that the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Law and, to the extent required by Applicable Law, for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.

(b)As soon as practicable following the date the Registration Statement is declared effective by the Commission, Parent shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement and approving the Merger and the issuance of the Parent Common Stock pursuant to or in connection with this Agreement (the “Parent Stock Issuance”) in accordance with NASDAQ Rule 5635(a), in each case in accordance with Parent’s certificate of incorporation and by-laws and the DGCL (the “Parent Stockholders Meeting”). Parent will use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval, including by recommending that its stockholders vote to adopt this Agreement and to approve the Merger and the Parent Stock Issuance (the “Parent Recommendation”), and Parent and the Parent Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Parent Recommendation. Notwithstanding any other provision hereof, Parent shall have the right, to postpone or adjourn the Parent Stockholders Meeting: (i) by no more than 30 days if on a date for which the Parent Stockholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval; or (ii) to the extent additional time is reasonably necessary for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Law and, to the extent required by Applicable Law, for such supplemental or amended disclosure to be disseminated to and reviewed by the Parent’s stockholders prior to the Parent Stockholders Meeting.

4.7    Publicity. Parent and the Company shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by Applicable Law or the rules of NASDAQ, or with respect to employee meetings, no Party shall issue any press release, publicity statement or other public notice or communication, whether written or oral, relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall obtain the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Parent to the content of any communication to the Company’s stockholders.

4.8    No Conduct Inconsistent with this Agreement.

(a)The Company shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any Person (other than Parent and its subsidiaries) concerning, any proposal, indication or offer, including any proposal, indication or offer from or to the Company’s stockholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than Parent or its subsidiaries and/or affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any transaction or series of transactions (including any merger, reorganization, share exchange, consolidation, business combination, tender offer, joint venture, partnership, recapitalization, dissolution, liquidation or similar direct or indirect transaction involving the (i) acquisition, license or purchase of assets of the Company and/or the Company Subsidiaries equal to twenty percent or more of the consolidated assets of the Company and the Company Subsidiaries or to which twenty percent or more of the Company’s revenues or earnings on a consolidated basis are attributable or (ii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of equity interests representing a twenty percent or greater economic or voting interest in the Company or tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a twenty percent (in number or voting power) or greater economic or voting interest in the Company (each, an “Acquisition Proposal”), or furnish any information to any Person proposing or seeking an Acquisition Proposal.

(b)Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval, in the event that the Company Board determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, the Company Board may, in response to an Acquisition Proposal that did not result from a breach of Section 4.8(a) and that constitutes or is reasonably expected to result in a Superior Acquisition Proposal, subject to its compliance with Section 4.8(c), (i) furnish information with respect to the Company or the Bank to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement (a “Permitted Confidentiality Agreement”) and (ii) participate in discussions or negotiations regarding such Acquisition Proposal and/or (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that (A) prior to terminating this Agreement pursuant to this Section 4.8, the Company shall give Parent at least three days’ notice thereof, attaching any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to such Superior Acquisition Proposal (or, if applicable, the most current draft thereof), which notice need only be given once with respect to any Superior Acquisition Proposal, unless such Superior Acquisition Proposal is modified in any material respect, in which case the three day period referred to herein shall be 48 hours, and (B) if, within such three day period (or where applicable, 48 hour period), Parent makes an offer that the Company Board determines in good faith is more favorable to the stockholders of the Company, from a financial point of view, than such Superior Acquisition Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing and other aspects of such offer which the Company Board deems relevant), and agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, the Company’s notice of termination with respect to such Superior Acquisition Proposal shall be deemed to be rescinded and of no further force and effect and, if the Company or any Company Subsidiary has entered into a Superior Proposal Agreement, it shall promptly terminate such agreement (it being agreed that the Company will cause any

Alternative Acquisition Agreement entered into prior to the expiration of such three day period (or where applicable 48 hour period) to include a provision permitting such termination). A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which the Company Board determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to the Company’s stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being obtained by such third party,.

(c)In addition to the obligations of the Company set forth in Section 4.8(a) and Section 4.8(b), the Company shall within 48 hours advise Parent orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the Person making such request or Acquisition Proposal. The Company shall keep Parent informed on a prompt basis of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

(d)The Company shall, and shall cause each of its officers, directors, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors and other representatives (the “Representatives”) of the Company and the Company Subsidiaries to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent) regarding any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal. Except as expressly permitted pursuant to Section 4.8(b), the Company shall not, and shall cause its Representatives not to, at any time after the execution hereof, continue or resume any such soliciting activities, discussions, negotiations or access to nonpublic information with, by or to any Person (other than Parent) with which the Company entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery hereof regarding any proposal that constituted, or could reasonably have been expected to lead to, any Acquisition Proposal (any such Persons and their affiliates and Representatives being referred to as “Prior Company Bidders”). The Company shall promptly request that each Prior Company Bidder in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Acquisition Proposal return or destroy all such nonpublic information heretofore furnished to such Prior Company Bidder and immediately terminate all physical and electronic data room access previously granted to any such Prior Company Bidder.

4.9    Loan Charge-Off; Pre-Closing Loan Review.

(a)The Company shall cause the Bank, prior to the Closing Date, (i) to write off all Loans of the Bank that are required to be written off by the Bank’s regulators or that, in conformity with past practices and policies of the Bank and GAAP, should be written off as Loan losses and (ii) to write down potential Loan losses in conformity with past practices and policies of the Bank and GAAP. Any such write down shall not have any effect on, or be deemed to result in a breach of, the representations and warranties under Section 2.8 made by the Company as of the date of this Agreement and shall not be deemed to result in a Material Adverse Effect on the Company, but shall be taken into account in determining the Consolidated Stockholders’ Equity for purposes of Section 1.4(d); and nothing in this Section 4.9(a) shall require the Company to make any additional provision to the Bank’s reserve for loan losses.

(b)The Company shall cause the Bank to make available to Parent the files maintained by the Bank with respect to, and information regarding the status of, each Loan contained in the Loan portfolio of the Bank, as of a date not more than 15 days prior to the Closing Date.

4.10    Director and Officer Insurance Coverage. Parent agrees to provide each of the directors, officers, members or trustees of the Company and the Company Subsidiaries who continue to hold such positions after the Effective Time substantially the same insurance coverage against personal liability for actions and omissions prior to the Effective Time no less favorable than that which is provided to current directors and officers of Parent and its subsidiary bank. Without limiting the generality of the preceding sentence, on or prior to the Closing Date, Parent shall procure and maintain (so long as the premium or premiums do not exceed 200% of the amount of the aggregate premiums paid by the Company for the current policy term for such purpose) for the benefit of the Company and the Company Subsidiaries (including their respective successors) and individuals who were officers, directors, members or trustees of the Company or Company Subsidiaries (but only in their capacity as such) immediately prior to Closing, a tail policy or policies covering a period of six years following the Effective Time and providing coverages equivalent to the level and scope of directors’ and officers’ liability and other professional insurance coverages as set forth in the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability and other professional insurance policies in effect as of the Closing. Notwithstanding anything to the contrary herein, and regardless of the purchase of insurance coverage under this Section 4.10, Parent acknowledges and agrees that, after Closing, individuals who were officers, directors, members or trustees of the Company and the Company Subsidiaries prior to Closing shall be held harmless and continue to be entitled to exculpation, indemnification and advancement of expenses for acts and omissions occurring prior to Closing, to the extent of any exculpation, indemnification or advancement of expenses provided to such individuals on the date hereof under the Applicable Law where the Company or the Company Subsidiaries are chartered or organized, and under the organization documents of the Company or the Company Subsidiaries, as applicable.

4.11    Interim Financial Statements. Prior to the Closing Date, the Company shall deliver to Parent a monthly balance sheet, income statement and statement of stockholder’s equity of the Company and each Company Subsidiary as of the end of each month as promptly as practicable after they become available. Such monthly financial statements shall be prepared consistent with past practice and in conformity in all material respects with GAAP (excluding footnote disclosure) applied on a basis consistent with the Financial Statements.

4.12    Dissent Process. The Company will give Parent prompt notice of any Written Objections or demands for appraisal for any shares of Company Common Stock, any attempted withdrawals of such demands and any other notice given or instrument served relating to the exercise of dissenters’ rights granted under the MGCL. Parent will have the right to participate in all negotiations and proceedings relating thereto, except as otherwise required by law. The Company will not make any payment with respect to, or settle or offer to settle, any appraisal demands without Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

4.13    Section 368(a) Reorganization. Both prior to are after the Closing, none of the Parties shall take or cause to be taken any action, or omit to take any action or cause any omission, that would cause the Merger not to qualify as a reorganization in accordance with Section 368(a) of the Code. The Parties agree to take any and all necessary or advisable steps to restructure or modify the terms of the transaction contemplated hereby, if such steps are necessary or advisable to qualify the transaction contemplated hereby as a reorganization in accordance with Section 368(a) of the Code; provided, however, that nothing in this Section 4.13 shall be deemed to require the Parties to take any steps that will increase the Merger Consideration.

4.14    Notice of Certain Events. During the term of this Agreement, if any Party becomes aware of any facts, circumstances or of the occurrence or impending occurrence of any event that would reasonably be expected to result in any of the conditions set forth in ARTICLE VI or

ARTICLE VII, as applicable, not being satisfied, then such Party shall promptly give detailed written notice thereof to the other Party.

4.15    Reasonable and Diligent Efforts. The Parties shall use their respective commercially reasonable efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. No Party will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the regulatory approvals referenced in Section 6.4 or Section 7.4) or that would cause any of the representations contained herein to be or become untrue.

4.16    TRUPS Assumption. At or before the Effective Time, Parent and the Company will prepare or cause to be prepared, and the Company will execute and deliver, or cause to be executed and delivered, one or more supplemental indentures and other instruments required for the due assumption by Parent of the Company’s outstanding debt, guarantees, securities, and (to the extent necessary) other agreements relating to the Company’s trust preferred securities, to the extent required by the terms of such debt, guarantees, securities or other agreements.

4.17    Stockholder Litigation. Each of the Company and Parent shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Parent, as applicable, or any of their respective directors or officers relating to the transactions contemplated by this Agreement.

4.18    Section 16 Matters. Before the Effective Time, the Company and Parent shall cause any dispositions of Company Common Stock and acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.19    Board Representation. Subject to any necessary approval by the appropriate Governmental Authorities, Parent shall take all appropriate action, subject to and in accordance with the respective by-laws of Parent and its subsidiary bank, to appoint: (a) one individual serving on the Company Board and mutually agreeable to the Parties, to the Parent Board as a Class I director (the “Company Appointee”), effective immediately upon the Effective Time; and (b) one individual serving on the board of directors of the Bank and mutually agreeable to the Parties, to the board of directors of Parent Bank, effective immediately upon the merger of the Bank into Parent Bank (the “Bank Merger”). Additionally, following the Merger and in connection with the Parent’s 2017 annual meeting of stockholders, Parent agrees to take all appropriate action to re-nominate the Company Appointee as a Class I director to be voted upon by the Parent’s stockholders at the 2017 annual meeting, with such re-nomination subject to Parent’s compliance with its corporate governance policies and standards, including its director nomination policy.

4.20    Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

4.21    Stock Exchange Listing. To the extent required, Parent shall file with NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered in the Parent Stock Issuance.

ARTICLE V
EMPLOYEE BENEFIT MATTERS

5.1    Benefit Plans.

(a)Effective as of the Closing Date, and in the discretion of Parent, each full-time Employee shall either continue under the Company Benefit Plans or become eligible for and entitled to participate in Parent’s benefit plans on the same terms and subject to the same conditions as all other similarly-situated employees of Parent and its subsidiaries. To the extent Employees participate in any Parent benefit plans, Employees shall be given credit for amounts paid under a corresponding Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Parent benefit plan for the plan year in which the Closing occurs. The Company shall cause its health insurance providers, to the extent permitted under Applicable Law, (i) to provide to Parent a schedule of de-identified information regarding the claims experience of insured persons under the applicable Benefit Plans for the past three years, and (ii) to provide Parent with de-identified information as to any significant pre-existing conditions of any insured persons that are not reflected in such schedule. Parent shall use its commercially reasonable efforts to cause any pre-existing condition limitations (as administered in accordance with Applicable Law) under Parent’s medical benefit plans to be waived to the extent such conditions have been waived under the Company’s health insurance plans. For purposes of determining eligibility to participate in and, where applicable, vesting under Parent’s applicable retirement savings plan and employee stock purchase plan, Parent’s short-term disability plans and vacation policy, each Employee shall receive past service credit for his or her prior employment with the Company or the Bank as if such Employee had then been employed by Parent. Parent reserves the right to change or terminate its employee benefit plans at any time.

(b)Any Employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that may be triggered by the Merger or the Bank Merger (the “Transaction Payment”) will receive the Transaction Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing, the Company will take all steps necessary to ensure that in the event that the amounts of the Transaction Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of such Code, then the amounts of the Transaction Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

(c)Following the Effective Time, Parent or the applicable Parent Subsidiary shall cause the Employees to be covered by a severance policy under which any Employees who incur a qualifying involuntary termination of employment within twelve months after the Closing Date will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 5.1(c), subject to a minimum severance pay amount per Employee of two weeks of base weekly salary for each year of service with the Company or any Company Subsidiary up to a maximum of twenty-six weeks, the receipt of such severance to be conditioned on the Employee’s execution of a release of claims. In connection with the foregoing, the Employees shall receive service credit for years of continuous service with the Company or any Company Subsidiary for purposes of determining the amount of any severance pay under such policy. Notwithstanding the foregoing, no Employee eligible to receive severance benefits under an employment or other agreement shall be entitled to participate in the severance policy described in this Section 5.1(c).

(d)Prior to the Effective Time, in accordance with applicable provisions of Section 409A of the Code, the Company shall take any and all action necessary to terminate and liquidate each Salary Continuation Agreement set forth on Schedule 5.1(d) (collectively, the “Salary Continuation Agreements”) unless any such Salary Continuation Agreement has earlier been terminated pursuant to its terms.

(e)Prior to the Effective Time, the Company shall take any and all action necessary to terminate and liquidate its Director Deferred Fee Plan (the “Director Plan ”). The Director Plan shall be terminated and liquidated in accordance with applicable provisions of Section 409A of the Code.

5.2    No Rights or Remedies. Nothing in this Article shall confer upon any Employee or his or her legal representative, any rights or remedies, including any right to employment, or continued employment, for any specified period, or any nature or kind whatsoever under or by reason of this Agreement.
ARTICLE VI
CONDITIONS PRECEDENT TO
OBLIGATIONS OF PARENT

Unless waived by Parent, Parent’s obligation to consummate the Merger is subject to the fulfillment, on or before the Closing, of each of the following conditions:
6.1    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than Section 2.3(a) and Section 2.4(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Section 2.3(a) and Section 2.4(a) shall be true and correct as of the date of this Agreement and the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) in all material respects.

6.2    Performance of Agreements. The Company shall have performed in all material respects all agreements herein required to be performed by the Company on or before the Effective Time.

6.3    Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by its chief executive officer or chief financial officer certifying to the effect that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied.

6.4    Regulatory and Other Approvals. Parent shall have obtained the approval of all appropriate Governmental Authorities of the transactions contemplated by this Agreement and the Merger (other than the Bank Merger) (the “Requisite Regulatory Approvals”), and all required regulatory waiting periods shall have expired.

6.5    Approval of Merger and Delivery of Articles of Merger. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained, and the proper officers of the Company shall have executed and delivered to Parent the Articles of Merger, in form suitable for filing with the DE SOS and MDAT, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

6.6    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

6.7    No Adverse Changes. Between the date of this Agreement and the Closing Date, the businesses of the Company and the Company Subsidiaries, taken as a whole, shall have been conducted in the Ordinary Course of Business, except as otherwise required under this Agreement, in all respects consistent with prudent banking practices, and there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as required under this Agreement, that would have a Material Adverse Effect on the Company or the Company Subsidiaries.

6.8    Tax Opinion. Parent shall have received a written opinion of Schiff Hardin LLP, tax counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (b) each of the Company and Parent will be a party to such reorganization within the meaning of Section 368(b) of the Code.

6.9    Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Parent Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

6.10    Closing Balance Sheet. Prior to the Closing Date, the Company shall deliver to Parent a consolidated balance sheet for the Company and the Company Subsidiaries as of the last day of the month preceding the Closing Date, or as of three Business Days prior to the Closing Date if the Closing Date is a day that is more than three Business days following the last day of the preceding month, prepared in conformity with past practices and policies of the Company and the Company Subsidiaries, and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Financial Statements (the “Closing Balance Sheet”), together with a calculation of the Consolidated Stockholders Equity. Parent shall have an opportunity to review and comment on the Closing Balance Sheet prior to the Closing Date.

6.11    Consents. The Company shall have obtained or caused to be obtained (a) all written consents required under Section 2.5, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement, in each case where failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on the Company or Parent’s rights under this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS
OF THE COMPANY

Unless waived by the Company, the Company’s obligation to consummate the Merger is subject to the fulfillment, on or before the Closing, of each of the following conditions:
7.1    Representations and Warranties; Performance of Agreements. The representations and warranties of Parent set forth in this Agreement (other than Section 3.3 and Section 3.4) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Section 3.3 and Section 3.4 shall be true and correct as of the date of this Agreement and the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) in all material respects.

7.2    Performance of Agreements. Parent shall have performed in all material respects all agreements herein required to be performed by Parent on or before the Effective Time.

7.3    Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent by its chief executive officer or chief financial officer certifying to the effect that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied.

7.4    Regulatory and Other Approvals. Parent shall have obtained all Requisite Regulatory Approvals, and all required regulatory waiting periods shall have expired.

7.5    Approval of Merger and Delivery of Articles of Merger. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained, and the proper officers of Parent shall have executed and delivered to the Company the Articles of Merger, in form suitable for filing with the DE SOS and MDAT, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

7.6    No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

7.7    No Adverse Changes. Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, that would have a Material Adverse Effect on Parent.

7.8    Tax Opinion. The Company shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (b) each of the Company and Parent will be a party to such reorganization within the meaning of Section 368(b) of the Code.

7.9    Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Parent Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

ARTICLE VIII
TERMINATION

8.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Parent Board or the Company Board, notwithstanding obtaining the Company Stockholder Approval or the Parent Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)by mutual consent of Parent and the Company in a written instrument;

(b)by either Parent or the Company:

(i)if any Governmental Authority of competent jurisdiction shall have denied any Requisite Regulatory Approval or issued a final nonappealable order that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, or if any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Governmental Authority, unless, in each case, the failure to obtain a Requisite Regulatory Approval shall be the result of the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(ii)if the Effective Time shall not have occurred on or before December 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date;

(iii)if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting;

(iv)if the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting; or

(v)if any state or federal law, rule or regulation is adopted or issued that has become effective and that has the effect of prohibiting the Merger;

(c)by the Company:

(i)if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of Parent herein are or become untrue or inaccurate such that the condition set forth in Section 7.1 would not be satisfied, or (B) there has been a breach on the part of Parent of any of its covenants or agreements herein such that the condition set forth in Section 7.2 would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of (I) two Business Days prior to the Outside Date and (II) the date thirty Business Days after notice to Parent;

(ii)under the circumstances and to the extent permitted, and subject to the terms and conditions of, Section 4.8 and provided the Termination Fee referenced in Section 8.2(a) shall have been paid by the Company to Parent; or

(iii)if, at any time during the period of ten Business Days commencing on the Determination Date, each of the following conditions is satisfied: (A) the Parent Market Value on the Determination Date is less than $21.30 per share; and (B) (I) the number obtained by dividing (x) the Parent Market Value on the Determination Date, by (y) the Initial Parent Market Value, is less than (II) the number obtained by subtracting 0.20 from the Index Ratio; subject to the following four sentences. Any such termination shall be effective on the fifteenth Business Day following the Determination Date; subject to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 8.1(c)(iii), it shall give prompt written notice thereof to Parent. During the five Business Day period commencing with its receipt of such notice, Parent shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of Initial Parent Market Value, the Exchange Ratio, and the Index Ratio minus 0.20, and the denominator of which is equal to the Parent Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial Parent Market Value by the Parent Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio and 0.80. If within such five Business Day period, Parent delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(c)(iii), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Section 1.4(d) of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.1(c)(iii). If Parent or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(c)(iii).

For purposes of this Agreement, the following terms shall have the following meanings:
“Determination Date” means the twelfth Business Day immediately preceding the Effective Time.
“Final Index Price” means the sum of the Final Prices of each company comprising the Index.
“Final Price,” with respect to any company included in the Index, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.
“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Index Price” means the sum of the Initial Prices of each company comprising the Index.
“Initial Parent Market Value” means, $25.06, as it may be adjusted pursuant to the last sentence of Section 8.1(c)(iii).
“Initial Price” with respect to any company belonging to the Index, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the date of this Agreement.
“Parent Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Parent Common Stock as reported on the NASDAQ Global Select Market for the 10 consecutive trading days immediately preceding such specified date.
(d)by Parent:

(i)if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 6.1 would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 6.2 would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of (I) two Business Days prior to the Outside Date and (II) the date thirty Business Days after notice to the Company; or

(ii)prior to the Company Stockholders Meeting, if (A) the Company Board shall have failed to include the Company Recommendation in the Joint Proxy Statement or shall have effected a Company Adverse Recommendation, (B) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal or any Superior Acquisition Proposal other than this Agreement, and/or permitted the Company to enter into an Alternative Acquisition Agreement, or (C) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by Parent or its affiliates)
and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or within ten Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer; or if the Company shall have failed to call the Company Stockholders Meeting in accordance with Section 4.6(a) or shall have failed to deliver the Joint Proxy Statement and the
Registration Statement in accordance with Section 4.5 in material breach of such Sections and such failure shall not be due to any material breach by Parent of its obligations under Section 4.5.

8.2    Effect of Termination.

(a)Notwithstanding any provision of this Agreement to the contrary, if:

(i)(A) this Agreement is validly terminated pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(d)(i) (following in any such case a breach of Section 4.8 by the Company), (B) following the execution and delivery of this Agreement and in the case of a termination pursuant to Section 8.1(b)(ii) or Section 8.1(d)(i), prior to such termination, and in the case of a termination pursuant to Section 8.1(b)(iii), prior to the Company Stockholders Meeting, any bona fide Acquisition Proposal (substituting fifty percent for the twenty percent thresholds set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) shall have been communicated to the Company or a member of the Company Board (whether or not publicly disclosed) and not withdrawn or otherwise abandoned (and, if publicly disclosed, not publicly withdrawn or otherwise abandoned) and (C) within twelve months following the termination of this Agreement pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(d)(i), as applicable, such Qualifying Transaction is consummated; or

(ii)this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii);
then in any such event the Company shall pay to Parent (or a Person designated in writing by Parent) by wire transfer of same-day funds a fee equal to the Termination Fee. “Termination Fee” shall mean an amount equal to $3,600,000. Such payment shall be made, in the case of a termination referenced in clause (i) above, upon the consummation of any Qualifying Transaction, or in the case of a termination referenced in clause (ii) above, concurrently with the termination of this Agreement by the Company pursuant to Section 8.1(c)(ii) or within two Business Days after termination of this Agreement by Parent pursuant to Section 8.1(d)(ii). For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant Section 8.2(a), Parent’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 8.2(a), and upon payment in full of such amount, none of Parent or any of its affiliates nor any other Person shall have any rights or claims against the Company or any of its affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, if the Company fails promptly to pay Parent any amounts due under this Section 8.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of The Northern Trust Company in effect from time to time from the date such fee or obligation was required to be paid.

(c)The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

(d)There shall be deducted from any payments made pursuant to this Section 8.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local tax law.

(e)The Party seeking to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other Party in accordance with

Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected. Except as otherwise provided in this ARTICLE VIII, any valid termination of this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall be effective immediately upon the delivery of notice of the terminating Party to the other Party. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided, however, that (i) Section 4.3(b), Section 8.2, and ARTICLE IX shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent or the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

ARTICLE IX
GENERAL

9.1    Confidential Information. The Parties each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each Party will keep in strict confidence and either return or destroy (and certify in writing as to such destruction) all documents containing any information concerning the properties, business, and assets of the other Parties that may have been obtained in the course of negotiations or examination of the affairs of the other Parties either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or Governmental Authorities or to the extent that retention of such documents is required by Applicable Law, rules or regulations governing record retention.

9.2    Non-Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties under this Agreement shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Notwithstanding the foregoing, Parent may assign its rights hereunder to another wholly owned subsidiary of Parent. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Parties.

9.3    Notices. All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third (3rd) Business Day after being deposited in the United States mail, registered or certified mail (return receipt requested), (c) the first Business Day after being deposited with Federal Express or any other recognized national overnight courier service, or (d) if delivered by electronic mail, upon receipt, in each case addressed as follows or at such other address as provided by a Party to the other Parties in accordance with these procedures:

(i)	If to the Company or the Bank, addressed to:
First Clover Leaf Financial Corp.
6814 Goshen Road
Edwardsville, Illinois 62025
E-mail:         dkuhl@firstcloverleafbank.com
Attention:    David Kuhl
President and Chief Executive Officer

with a copy to:
Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900
Chicago, Illinois 60606
E-mail:        robert.fleetwood@bfkn.com
Attention:    Robert M. Fleetwood, Esq.

(ii)    If to Parent, addressed to:
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
E-mail:     jdively@firstmid.com
Attention:    Joseph R. Dively
Chairman and Chief Executive Officer

with a copy to:
Schiff Hardin LLP
233 S. Wacker Drive, Suite 6600
Chicago, Illinois 60606-6473
E-mail:        jzgliniec@schiffhardin.com
Attention:    Jason Zgliniec, Esq.

9.4    Knowledge. References in this Agreement to the “Knowledge” of a party shall mean: (a) with respect to a natural person, the actual knowledge of such person after his or her reasonable investigation into the subject matter at issue; (b) with respect to the Company and the Company Subsidiaries, the actual knowledge of David Kuhl, Darlene McDonald and Lisa Fowler, after their reasonable investigation into the subject matter at issue, and (c) with respect to Parent, the actual knowledge of Joseph Dively, Michael Taylor and John Hedges after their reasonable investigation into the subject matter at issue.

9.5    Interpretation. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole. Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood to be followed by the words “without limitation.” The words describing the singular shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations, partnerships and other entities and vice versa. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.6    Entire Agreement. This Agreement, including the Schedules and agreements delivered pursuant hereto, and the Confidentiality Agreement, set forth the entire understanding of the Parties and supersedes all prior agreements, arrangements, and communications, whether oral or written. This Agreement shall not be modified or amended other than by written agreement of the Parties. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

9.7    Extension; Waiver. At any time before the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any Party, such consent or approval shall be valid and binding on a Party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such Party.

9.8    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof, except to the extent that the MGCL is mandatorily applicable to the Merger. Each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of any Illinois state court located in Chicago, Illinois or any Federal court located in Chicago, Illinois (or any court with appellate jurisdiction therefrom) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Illinois state court located in Chicago, Illinois or any Federal court sitting in the State of Illinois and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the transactions contemplated hereby.

9.9    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.10    Severability. In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

** Signature Page Follows **

IN WITNESS WHEREOF, Parent and the Company have each executed this Agreement and Plan of Merger as of the day and year first written above.
FIRST MID-ILLINOIS BANCSHARES, INC.

By:    /s/ Joseph R. Dively
Name:    Joseph R. Dively
Title:    Chairman / CEO

FIRST CLOVER LEAF FINANCIAL CORP.

By:    /s/ P. David Kuhl
Name:    P. David Kuhl
Title:    President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is entered into as of the 6th day of June, 2016, by and between First Mid-Illinois Bancshares, Inc., a Delaware corporation (“Parent”), and First Clover Leaf Financial Corp., a Maryland corporation (the “Company”).
WHEREAS, Parent and the Company are parties to that certain Agreement and Plan of Merger, dated as of May 26, 2016 (the “Agreement”), pursuant to the terms of which the Company will merge with and into Parent;
WHEREAS, Section 9.6 of the Agreement prohibits any modifications or amendments to the Agreement other than by written agreement of Parent and the Company; and
WHEREAS, the Parent and the Company desire to amend the Agreement as herein provided.
NOW, THEREFORE, in consideration of the premises, the mutual covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, subject to the terms and conditions set forth herein, Parent and the Company hereby agree as follows:
1.    General. The Agreement is amended, as of the date on which Parent and the Company execute this First Amendment, by adding, deleting or otherwise modifying the provisions of the Agreement as noted herein. This First Amendment is part of the Agreement. All other provisions of the Agreement remain intact and by signing below, each of Parent and the Company reaffirms its agreement to be bound by the terms and conditions of the Agreement (as hereby amended by this First Amendment). Capitalized terms used but not defined in this First Amendment shall have the same meanings ascribed to such terms in the Agreement.
2.    Amendment. The first sentence of Section 5.1(c) of the Agreement is hereby amended and restated in its entirety to read as follows:
“Following the Effective Time, Parent or the applicable Parent Subsidiary shall cause the Employees to be covered by a severance policy under which any Employees who incur a qualifying involuntary termination of employment within twelve months after the Closing Date will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 5.1(c), the receipt of such severance to be conditioned on the Employee’s execution of a release of claims.”

3.     Ratification. As amended by this First Amendment, the Agreement is in all respects ratified and confirmed, and as so amended by this First Amendment, the Agreement shall be read, taken and construed as one and the same instrument. Upon the execution of this First Amendment, each reference in the First Agreement or the Agreement to “this Agreement,” “hereby,” “hereunder,” “herein,” “hereof” or words of like import referring to the Agreement shall mean and refer to the Agreement as amended by this First Amendment. Any and all notices, requests, certificates and other instruments executed and delivered prior to, on or after the date of this First Amendment may refer to the Agreement without making specific reference to this First Amendment, but nevertheless all references to the Agreement shall be a reference to such document as amended hereby.
4.    Counterparts. This First Amendment may be executed in more than one counterpart, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of Parent and the Company and delivered to the other parties, it being understood that Parent and the Company need not sign the same counterpart.
** Signature Page Follows **

IN WITNESS WHEREOF, Parent and the Company have each executed this First Amendment to Agreement and Plan of Merger as of the day and year first written above.

FIRST MID-ILLINOIS BANCSHARES, INC.

By:    /s/ Joseph R. Dively
Name:    Joseph R. Dively
Title:    Chairman/CEO

FIRST CLOVER LEAF FINANCIAL CORP.

By:    /s/ P. David Kuhl
Name:    P. David Kuhl
Title:    President & CEO

[Signature Page to First Amendment to Agreement and Plan of Merger]

Appendix B - MGCL Dissenters’ Rights

SECTIONS 3-201 THROUGH 3-213
OF THE MARYLAND GENERAL CORPORATION LAW

MARYLAND CORPORATIONS AND ASSOCIATIONS Code Ann (2016)
§ 3-201. Definitions.

(a) In general. -- In this subtitle the following words have the meanings indicated.

(b) Affiliate. -- "Affiliate" has the meaning stated in § 3-601 of this title.

(c) Associate. -- "Associate" has the meaning stated in § 3-601 of this title.

(d) Beneficial owner. -- "Beneficial owner", when used with respect to any voting stock, means a person that:

   (1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

   (2) Individually or with any of its affiliates or associates, has:

      (i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

      (ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

   (3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) Executive officer. -- "Executive officer" means a corporation's president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f) Successor. --

   (1) "Successor", except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

   (2) "Successor", when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) Voting stock. -- "Voting stock" has the meaning stated in § 3-601 of this title.

§ 3-202. Right to fair value of stock

(a) General rule. -- Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

   (1) The corporation consolidates or merges with another corporation;

   (2) The stockholder's stock is to be acquired in a share exchange;

   (3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

   (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation;

   (5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or

   (6) The corporation is converted in accordance with § 3-901 of this title.

(b) Basis of fair value. --

   (1) Fair value is determined as of the close of business:

      (i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or

      (ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

   (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

   (3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) When right to fair value does not apply. -- Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

   (1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

      (i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or

      (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

   (2) The stock is that of the successor in a merger, unless:

      (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

      (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

   (3) The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

   (4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

   (5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(d) Merger, consolidation, or share exchange. -- With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder's stock if:

   (1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

      (i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

      (ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

      (iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

   (2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1-year period ending on:

      (i) The day the stockholders voted on the transaction objected to; or

      (ii) With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and

   (3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) Beneficial owners. -- If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

§ 3-203. Procedure by stockholder

(a) Specific duties. -- A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

   (1) Shall file with the corporation a written objection to the proposed transaction:

      (i) With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or

      (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

   (2) May not vote in favor of the transaction; and

   (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. -- A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights

A stockholder who demands payment for his stock under this subtitle:

   (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

   (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand

A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights

(a) When rights restored. -- The rights of a stockholder who demands payment are restored in full, if:

   (1) The demand for payment is withdrawn;

   (2) A petition for an appraisal is not filed within the time required by this subtitle;

   (3) A court determines that the stockholder is not entitled to relief; or

   (4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. -- The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders

 (a) Duty of successor. --

   (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

   (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

      (i) A balance sheet as of a date not more than six months before the date of the offer;

      (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

      (iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. -- The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors

(a) Petition for appraisal. -- Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. --

   (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

   (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate

(a) Submission of certificate. -- At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. -- If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value

(a) Court to appoint appraisers. -- If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers -- Filing. -- Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Report of appraisers -- Contents. -- The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Report of appraisers -- Service; objection. --

   (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

   (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers' report

(a) Order of court. -- The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

   (1) Confirms, modifies, or rejects it; and

   (2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. --

   (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

   (2) If the appraisers' report is rejected, the court may:

      (i) Determine the fair value of the stock and enter judgment for the stockholder; or

      (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. --

   (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

   (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

      (i) The price which the successor offered for the stock;

      (ii) The financial statements and other information furnished to the stockholder; and

      (iii) Any other circumstances it considers relevant.

(d) Costs of proceedings. --

   (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

      (i) The price which the successor offered for the stock;

      (ii) The financial statements and other information furnished to the stockholder; and

      (iii) Any other circumstances it considers relevant.

   (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

      (i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

      (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) Effect of judgment. -- The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

   (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

   (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock

(a) General rule. -- A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) Successor in transfer of assets. -- After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. -- Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

Appendix C - Form of Voting Agreement
Voting Agreement
This Agreement (“Agreement”) is made and entered into as of the 26th day of April, 2016, by and between the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of First Clover Leaf Financial Corp., a Maryland corporation (the “Company”), and First Mid-Illinois Bancshares, Inc., a Delaware corporation (“First Mid”).
Witnesseth:
Whereas, the Company and First Mid have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) (capitalized terms used but not defined in this Agreement shall have the meanings given them in the Merger Agreement);
Whereas, it is a condition precedent to First Mid entering into the Merger Agreement that each of the Stockholders have executed and delivered this Agreement, solely in their capacities as stockholders of the Company; and
Whereas, each Stockholder owns and is entitled to vote the number of issued and outstanding shares of common stock of the Company (the “Company Common Shares”) set forth opposite such Stockholder’s name on Schedule 1 attached hereto and has agreed to vote such Stockholder’s Company Common Shares pursuant to the terms set forth in this Agreement.
Now, Therefore, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the Stockholders and First Mid hereby agree as follows:
Section 1.    Voting of Shares. Each Stockholder hereby agrees that at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, such Stockholder shall vote the Company Common Shares which such Stockholder owns and is entitled to vote (a) in favor of the transactions contemplated by the Merger Agreement, (b) against any action or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement, and (c) against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall prevent a Stockholder who may also serve as a director of the Company from discharging his or her fiduciary duties to the Company. Each Stockholder agrees that the Company shall be authorized to include in any proxy or material transmitted to stockholders of the Company or of First Mid, a statement to the effect that the Stockholder is a party to this Agreement and has committed to vote in favor of the transactions as set forth in this Section 1.
Section 2.    Term of Agreement. This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, which includes termination in the event the Company Board determines that its fiduciary duties require it to accept an unsolicited Acquisition Proposal from a third party pursuant to Section 4.8 of the Merger Agreement, or (iii) December 31, 2018.

Section 3.    Covenants of Stockholders. Each Stockholder agrees not to: except to the extent contained in this Agreement, grant any proxies, deposit any Company Common Shares into a voting trust or enter into a voting agreement with respect to any Company Common Shares; or without the prior written approval of First Mid, solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving the Company.
Section 4.    Representations and Warranties of Stockholders. Each Stockholder represents and warrants to First Mid as follows: (a) such Stockholder has beneficial ownership of, and is entitled to vote in accordance with such Stockholder’s commitments under this Agreement, the number of Company Common Shares set forth opposite his or her name on Schedule 1 hereto, and does not own or have any right to acquire any Company Common Shares not listed on Schedule 1; (b) such Stockholder has the right, power and authority to execute, deliver and perform under this Agreement; such execution, delivery and performance will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which such Stockholder is a party or is subject; and this Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder, enforceable in accordance with its terms; (c) such Stockholder’s Company Common Shares listed as owned on Schedule 1 hereto are now and, until the termination of this Agreement, will remain owned by such Stockholder, free and clear of all voting trusts, voting agreements, proxies, liens, claims, liabilities, security interests, marital property rights or any other encumbrances whatsoever (other than (i) pledges for loans entered into in the ordinary course and (ii) rights of First Mid and encumbrances respecting such Company Common Shares created pursuant to this Agreement or the Merger Agreement); and (d) other than this Agreement and the Merger Agreement, there are no outstanding options, warrants or rights to purchase or acquire, or agreements related to, such Stockholder’s Company Common Shares. Notwithstanding this representation, no Stockholder shall be prevented by this Agreement from the following transfers of Company Common Shares: (w)  transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (x) transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (y) with the prior written consent of First Mid (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (z) as First Mid may otherwise agree in writing.
Section 5.    Representations and Warranties of First Mid. First Mid has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which First Mid is a party or is subject; and this Agreement has been duly executed and delivered by First Mid and constitutes a legal, valid and binding agreement of First Mid, enforceable in accordance with its terms.
Section 6.    Transferability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that First Mid may assign this Agreement to a direct or indirect wholly‑owned subsidiary or affiliate of First Mid, provided that no such assignment shall relieve First Mid of its obligations hereunder.
Section 7.    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed by any of the Stockholders in accordance with its specific terms or was otherwise breached. It is accordingly agreed that First Mid shall be entitled to injunctive relief to prevent breaches of this Agreement by the Stockholders and to enforce specifically the terms and provisions hereof in addition to any other remedy to which First Mid is entitled at law or in equity.
Section 8.    Further Assurances. Each Stockholder agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

Section 9.    Entire Agreement and Amendment. (a) Except for the Merger Agreement and its ancillary agreements and instruments, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.
(b)    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
Section 10.    Notices. Each notice, demand or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been properly given when delivered personally at the address set forth herein for First Mid or the address on Schedule 1 for each of the Stockholders, when sent by facsimile or other electronic transmission to the respective facsimile transmission numbers of the parties with telephone confirmation of receipt, or the day after sending by recognized overnight courier or if by the United States registered or certified mail, return receipt requested, postage prepaid two days after deposit therein.
Section 11.    General Provisions. This Agreement shall be governed by the laws of the State of Delaware. This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.
[Signature Page Follows]

In WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

First Mid-Illinois Bancshares, Inc., a Delaware corporation:
By: ______________________________________
Its: ______________________________________
Address for Notices:
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
E-mail:     jdively@firstmid.com
Attention:    Joseph R. Dively
Chairman, President and CEO
with a copy to:
Schiff Hardin LLP
233 S. Wacker Drive, Suite 6600
Chicago, Illinois 60606
E-mail:        jzgliniec@schiffhardin.com
Attention:    Jason Zgliniec, Esq.

[Signature Page to Voting Agreement]

Stockholders:

Signature:	Printed Name:

[Signature Page to Voting Agreement]

Schedule 1

Name, Address and E-mail Number of Stockholder	Number of Company Common Shares Owned by Stockholder

Appendix D - Opinion of Raymond James & Associates, Inc.

April 26, 2016

Board of Directors
First Clover Leaf Financial Corporation
6814 Goshen Road
Edwardsville, Illinois 62025

Members of the Board of Directors:

We understand that First Mid-Illinois Bancshares, Inc. (“First Mid” or “Buyer”) and First Clover Leaf Financial Corporation (the “Company”) propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) the Company will merge with and into First Mid (“Transaction”), (ii) and that, in connection with the Transaction, each outstanding share of common stock, $0.10 par value per share, of the Company (the “Common Stock”) shall become and be converted into the right to receive: (A) 0.495 shares of First Mid common stock, $4.00 par value per share, (the “Stock Consideration”), or (B) $12.87 in cash (the “Cash Consideration” and collectively with the Stock Consideration, the “Merger Consideration”) or a combination thereof, at the election of each shareholder, subject to certain limits on the election all as provided for in the Agreement. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed the value of the Merger Consideration to be $12.52 per share of Common Stock.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger by and between Buyer and the Company dated as of April 18, 2016 (the “Agreement”);

2.
reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the twelve-month periods ending December 31, 2016 - 2020, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s and Buyer’s recent public filings and certain other publicly available information regarding the Company and Buyer;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for the Common Stock, and reviewed the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.	a certificate addressed to Raymond James from a member of senior management of the Company regarding,

among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or First Mid. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company. We have been authorized by the Company to rely upon such forecasts, and other information and data, including the Projections, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of April 26, 2016 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of First Mid stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of First Mid at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Common Stock.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or First Mid or the ability of the Company or First Mid to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and First Mid for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or First Mid or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction or should elect to receive Merger Consideration. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Appendix E - Opinion of FIG Partners, LLC

April 26, 2016

First Mid-Illinois Bancshares, Inc. 1421 Charleston Avenue
Mattoon, Illinois 61938

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) to be paid by First Mid-Illinois Bancshares, Inc. (“Parent”) in connection with the proposed acquisition (the “Merger”) of First Clover Leaf Financial Corp., Edwardsville, Illinois (“Company”) subject to the terms and conditions of the Agreement and Plan of Merger to be dated April 26, 2016 (the “Agreement”). Capitalized terms used herein that are not defined herein shall have the meaning given to such terms in the Agreement.

Pursuant to the Agreement, each share of common stock of the Company issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive the following consideration subject to certain adjustments in accordance with the Agreement. Each holder of record of shares of Company Common Stock will be entitled to elect to receive for such share either (i) $12.87 in cash without interest (“Cash Consideration”); or (ii) 0.495 validly issued, fully paid and nonassesable shares of common stock of Parent (“Parent Stock Consideration”). Per Section 1.9 of the Agreement, the maximum number of Company Common Stock to be converted into the right to receive the Cash Consideration shall be equal to twenty-five percent of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. The maximum number of shares of Company Common Stock to be converted into the right to receive the Parent Stock Consideration shall be an amount equal to seventy-five percent of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. The preceding shall all be referred to as the Merger Consideration.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. This opinion does not address the fairness of the compensation to any of Parent’s insiders relative to the compensation to the Parent’s public shareholders. In addition, including noted below, FIG has had a material relationship with Parent, but not Company for which we have received compensation during the prior two years.

We were retained by Parent to act as its financial advisor in connection with the Merger and in rendering this opinion. We will receive compensation from Parent in connection with our services and Parent has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

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(i)	reviewed the Agreement and terms of the Merger;

(i)	reviewed certain documents filed with the Securities and Exchange Commission by Parent and Company;

(ii)	reviewed the audited financial statements for Parent and Company for the years 2015 and 2014;

(iii)	reviewed recent trading activity and the market for Parent and Company common stock;

(iv)
reviewed certain historical publicly available business and financial information concerning Parent and Company including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Parent and Company;

(vi)
held discussions with members of the senior management of Parent for the purpose of reviewing the future prospects of Parent and Company, including the respective businesses, assets, liabilities, financial performance and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(viii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Parent and Company. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of Parent and Company, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Parent and Company are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Parent and Company. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Parent and Company or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to Parent and Company. In rendering this opinion, we have been advised by Parent and Company and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

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This letter is addressed to the Board of Directors of Parent and is not to be used, circulated, quoted or otherwise referred to for any other purpose; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, registration statement or information statement to be delivered to the holders of Parent common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of Parent.

Sincerely,

FIG PARTNERS, LLC

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